As confidentially submitted to the Securities and Exchange Commission on April 9, 2021

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TORRID HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Delaware	5600	84-3517567
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

18501 East San Jose Avenue

City of Industry, California 91748

(626) 667-1002

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Elizabeth Muñoz

Chief Executive Officer

Torrid Holdings Inc.

18501 East San Jose Avenue

City of Industry, California 91748

(626) 667-1002

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Joshua N. Korff Michael Kim Aslam A. Rawoof Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Michael Benjamin Stelios G. Saffos Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, $0.01 par value per share	$	$

(1)	Includes shares of common stock that the underwriters may purchase (including pursuant to the option to purchase additional shares) from Torrid Holdings Inc. and the selling stockholders.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.

Subject to Completion

Preliminary Prospectus dated                 , 2021

PROSPECTUS

             Shares

Torrid Holdings Inc.

Common Stock

This is the initial public offering of Torrid Holdings Inc. (“Torrid”). Torrid is offering                  of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional                  shares. Torrid will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $                 and $                . Torrid intends to apply to list the common stock on the New York Stock Exchange (“NYSE”) under the symbol “CURV.”

After the completion of this offering, affiliates of Sycamore Partners Management, L.P. (“Sycamore”) will continue to own a majority of the voting power of shares eligible to vote in the election of our directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. See “Management—Corporate Governance.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to certain reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 19 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Torrid	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also exercise their option to purchase up to an additional                 shares from us and the selling stockholders, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus. Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                 , 2021.

Morgan Stanley	BofA Securities	Goldman Sachs & Co. LLC

The date of this prospectus is                 , 2021.

We have not and the selling stockholders and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: neither we nor the selling stockholders or the underwriters have done anything that would permit our initial public offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

i

BASIS OF PRESENTATION

Our fiscal year ends on the Saturday nearest to January 31 and each fiscal year is generally comprised of four 13-week quarters (although in years with 53 weeks, the fourth quarter is comprised of 14 weeks). Fiscal years are identified in this prospectus according to the calendar year in which they begin. For example, references to “2020” or similar references refer to the fiscal year ended January 30, 2021 and references to “calendar year 2020” or similar references to refer to the calendar year ended December 31, 2020.

As used in this prospectus:

•	“active customer” means a customer who has completed at least one purchase transaction either in-store or online in the preceding twelve-month period;

•

“CAC,” or “customer acquisition cost,” means marketing expenses, including our marketing organization, digital and performance marketing, direct mail, store and brand marketing, public relations, and photography, partially offset by marketing and promotional funds received from a third party private label credit card partner, divided by the number of customers who placed their first order in the period during which these expenses were incurred;

•

“comparable sales growth” means the growth in comparable sales, which includes sales of our e-Commerce operations and stores that we have included in our comparable sales base. We include a store in our comparable sales base after it has been open for 15 full fiscal months. If a store is closed during a fiscal year, it is only included in the computation of comparable sales for the full fiscal months in which it was open. The computation of comparable sales includes results from stores that were temporarily closed due to COVID-19. Partial fiscal months are excluded from the computation of comparable sales. We apply current year foreign currency exchange rates to both current year and prior year comparable sales to remove the impact of foreign currency fluctuation and achieve a consistent basis for comparison. Comparable sales allow us to evaluate how our unified commerce business is performing exclusive of the effects of non-comparable sales;

•

“contribution profit” means merchandise profit less distribution, shipping and fulfillment expenses, store occupancy, including maintenance, supplies and utilities, store payroll, and other operating expenses, such as credit card processing fees. We include store occupancy and store payroll costs in contribution profit as stores are an integral part of our unified commerce strategy and serve as a vehicle to both acquire and service customers on an ongoing basis;

•

“e-Commerce penetration” means net sales generated in the e-Commerce channel, including sales generated from our website, mobile app, and through the buy-online-pickup-in-store and ship from store offerings, divided by total net sales;

•	“LTV,” or “customer lifetime value,” means the cumulative contribution profit attributable to a particular customer cohort;

•

“Net Promoter Score,” or “NPS,” is a commonly used metric to measure consumer satisfaction and loyalty and indicates the percentage of consumers rating their likelihood to recommend a product or service to a friend. The percentage of “detractors,” or consumers who respond with a rating of 6 or less, is subtracted from the percentage of “promoters,” or consumers who respond with a 9 or 10, to yield NPS. We have calculated NPS for us and a set of 27 peers based on a survey of plus-size consumers we commissioned, using the same methodology for all companies. For purposes of the NPS, we define “industry average” NPS as the average NPS of us and the 27 peers, which include select department stores, mass-retailers, specialty retailers and direct to consumer brands;

•	“omni-channel customer” means a customer who has completed at least one purchase transaction in each of our store and e-Commerce channels in a twelve-month period; and

•

“store-level contribution” means a particular store’s net sales, less product costs and direct operating costs, including payroll, occupancy and other operating costs specifically associated with that store.

Store-level contribution is an assessment of store-level profitability and a supplemental measure of the operating performance of our stores that is neither required by, nor presented in accordance with, accounting principles generally accepted in the United States (“GAAP”) and our calculations thereof may not be comparable to those reported by other companies. We present this measure as we believe it is frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry and we use it internally as a benchmark to compare our performance to that of our competitors. This measure has limitations as an analytical tool and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP.

References to the membership of our customer loyalty program, Torrid Rewards (formerly Torrid Insider), refer to the total number of customers that have signed up for Torrid Rewards, and not unsubscribed, over the life of the program; there is no additional requirement for these customers to have been recently or repetitively active as customers of Torrid.

Certain figures in this prospectus have been subject to rounding adjustments. Therefore, figures shown as totals in certain tables may not sum due to rounding.

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data throughout this prospectus from our own internal estimates and research as well as from industry and general publications and research, studies and surveys conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the definitions of our market and industry are appropriate, neither such research nor these definitions have been verified by any independent source.

TRADEMARKS AND TRADE NAMES

This prospectus includes our trademarks such as “Torrid” and “Torrid Curve” which are protected under applicable intellectual property laws and are the property of Torrid Holdings Inc. or its subsidiaries. This prospectus also contains trademarks, service marks, trade names and copyrights, of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

NON-GAAP FINANCIAL MEASURES

Adjusted EBITDA and Adjusted EBITDA margin are supplemental measures of our operating performance that are neither required by, nor presented in accordance with, GAAP and our calculations thereof may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA represents GAAP net income (loss) plus interest expense less interest (income) net of other (income) expense, plus provision less (benefit) for income taxes, depreciation and amortization (“EBITDA”), and share-based compensation, non-cash deductions and charges, other expenses and the duplicative and start-up costs associated with the West Jefferson, Ohio, distribution center. Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of our total net sales. We believe Adjusted EBITDA and Adjusted EBITDA margin facilitate operating performance comparisons from period to period by isolating the effects of certain items that vary from period to period without any correlation to ongoing operating performance. We also use Adjusted EBITDA and Adjusted EBITDA margin as two of the primary methods for planning and forecasting the overall expected performance of our business and for evaluating on a quarterly and annual basis actual results against such expectations. Further, we recognize Adjusted EBITDA and Adjusted EBITDA margin as commonly used measures in determining business value and, as such, use them internally to report and analyze our results and we additionally use Adjusted EBITDA as a benchmark to determine certain non-equity incentive payments made to executives.

Adjusted EBITDA and Adjusted EBITDA margin have limitations as analytical tools. These measures are not measurements of our financial performance under GAAP and should not be considered in isolation or as alternatives to or substitutes for net income (loss), income (loss) from operations or any other performance measures determined in accordance with GAAP or as alternatives to cash flows from operating activities as a measure of our liquidity. Our presentation of Adjusted EBITDA and Adjusted EBITDA margin should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

For a reconciliation of net income to Adjusted EBITDA, see “Prospectus Summary—Summary Consolidated Historical Financial and Other Data.”

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider in making your investment decision. You should read the following summary together with the entire prospectus, including the more detailed information regarding our Company, the common stock being sold in this offering and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, our consolidated financial statements and the related notes thereto included elsewhere in this prospectus and the matters discussed in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus before deciding to invest in our common stock. Some of the statements in this prospectus constitute forward-looking statements. See “Forward-Looking Statements.”

Except where the context otherwise requires or where otherwise indicated, the terms “Torrid,” “we,” “us,” “our,” “our Company” and “our business” refer, prior to the Reorganization (as defined below), to Torrid Parent Inc. together with its consolidated subsidiaries, and after the Reorganization, to Torrid Holdings Inc. together with its consolidated subsidiaries.

COMPANY OVERVIEW

Our Mission

Torrid is on a mission to be the best direct-to-consumer apparel and intimates brand in North America by providing an unparalleled fit and experience that empowers curvy women to love the way they look and feel.

Who We Are

Torrid is the largest, fastest-growing direct-to-consumer brand of women’s plus-size apparel and intimates in North America. We served 3.2 million active customers and generated net sales of $974 million in 2020. Our proprietary product offering delivers a superior fit for the curvy woman that makes her love the way she looks and feels. We offer our customer high quality products across a broad assortment that includes tops, denim, dresses, intimates, activewear, footwear and accessories. Our style is unapologetically youthful and sexy. We believe our customer values the appeal and versatility of our curated product assortment that helps her look good for any occasion, including weekend, casual, work and dressy, all at accessible price points. We specifically design for stylish plus-size women and are maniacally focused on fit because fit is the highest priority for them, according to a consumer study we commissioned. Based on the same study, plus-size consumers consistently rank our fit as #1 among our peers, which contributes to our industry-leading net promoter score (“NPS”) of 55, nearly two times the industry average of 30. Our consistent fit contributed to a return rate that is less than half of the average return rate for U.S. e-Commerce and retail purchases, according to United States government statistics. Through our product and brand experience, we connect with customers in a way that other brands, many of which treat plus-size customers as an afterthought, have not.

We are the category-leading brand in the $85 billion U.S. women’s plus-size apparel and intimates market, which serves 90 million plus-size women, defined as wearing sizes 10 and up. We design for a 25 to 40 year old curvy woman, who leads a social and active lifestyle and wants to wear clothes that make her look and feel good.

While 58% of our 2020 customers are under 40 years old and our average customer is a size 18, our products and style appeal to women of all ages and across the range of plus-sizes. Our target market is large, growing and underserved across both online and in-store channels. The average plus-size woman has historically struggled to find stylish products that fit well and 78% of plus-size women reported that they would spend more on clothing if they had more options available in their size. Through our differentiated product, unified go-to-market strategy, strong connection with our customer and data-driven merchandising approach, we believe we are uniquely positioned to unlock this untapped spend potential by providing her an experience that has not previously been available to her.

We execute a customer-first unified commerce strategy that is channel-agnostic, allowing our customer to experience our brand and unparalleled proprietary fit wherever and whenever she wants. We market directly to consumers via our e-Commerce platform and our physical footprint of 608 stores as of January 30, 2021. E-Commerce sales represented 42% and 48% of net sales in 2018 and 2019, respectively, having grown by 30% in 2018 and 28% in 2019. In 2020, e-Commerce sales represented 70% of net sales as e-Commerce sales grew by 38% and store sales declined as a result of temporary store closures and a slowdown in store traffic associated with the global COVID-19 pandemic. Our broad digital ecosystem—from our engaging e-Commerce website and mobile app to social media channels and our Torrid Rewards loyalty program—allows us to better connect, engage, track and service customers. This ecosystem also provides robust quantitative and qualitative customer data that we use to inform all aspects of our operations, from product development, to merchandising and marketing. Our stores are designed to create an inclusive and welcoming environment where our customers can discover and engage with our brand, experience our fit and connect with a community of like-minded women. Our stores also serve as an effective and profitable source of new customer acquisition with a payback period of less than two years. The integration of e-Commerce and stores is fundamental to our customer-centric strategy as those two channels complement and drive traffic to one another. We have a history of converting single-channel customers into highly valuable omni-channel customers. In 2020, on average, omni-channel customers spent approximately 3.2 times more than single-channel customers. Our consistent product fit and the unified experience between our stores and e-Commerce platform creates a powerful flywheel effect that results in low customer acquisition cost, high repeat purchasing behavior and high customer lifetime value.

We form long-standing relationships with our customers, who are empowered by their Torrid experience and develop what we believe to be a deep, emotional connection with our brand. We were able to attribute approximately 98% of our net sales in 2020 to individual customers through our extensive customer and sales data resulting from our loyalty program and highly engaged customer base. Our customers’ repeat purchasing behavior is evidenced by our strong net sales retention. In 2020, we retained 82% of net sales from the prior year’s identifiable customers. While the net sales retention was down from 96% in 2019 due to temporary store closures resulting from the COVID-19 pandemic, we expect net sales retention to recover in future periods. The rich database of information provided by our loyalty program gives us deep insight into the plus-size consumer’s purchasing behavior and allows us to market to our customers more effectively. Our stores and efficient marketing spend enable low CAC that, combined with our high repeat purchase behavior, generates an attractive ratio of customer LTV to CAC. For example, the 5-year LTV of our 2015 customer cohort was approximately 7.4 times the cost of acquiring those customers, which is a testament to our ability to efficiently acquire new customers.

We employ a data-driven approach to design, merchandising and inventory planning and allocation to deliver high quality products that combine the fit, style and attitude that our customer wants. As a fit-first company, we do not rely on being fashion leaders and instead provide a curated assortment of Basic, Core and New products. We internally design and develop the vast majority of our products, a model we describe as vertical sourcing, which gives us control to deliver consistent fit, quality and cost across our products. We leverage our robust customer data to inform purchasing decisions and have the flexibility to respond quickly to the latest sales trends and incorporate customer feedback to deliver the product our customer wants. Further, we utilize a read-and-react testing approach with shallow initial buys to iterate our New product offering, thus minimizing fashion and inventory risk. We believe our data-driven approach will continue to drive market growth and market share gains with our rapidly growing and underserved customer base.

Response to the COVID-19 Pandemic

Commencing in December 2019, the novel strain of coronavirus, COVID-19, spread rapidly throughout the world. The global crisis resulting from the spread of COVID-19 has disrupted, and continues to significantly disrupt, local, regional and global economies and businesses in the United States and internationally. Because apparel retail stores were generally deemed “non-essential” by most federal, state, provincial and local government authorities in the United States, our stores had to remain closed or operate on reduced hours; we estimate that in 2020, our stores were open, on a same-store-basis, 47% fewer operating hours than in 2019. COVID-19 has accelerated the secular shift towards e-Commerce as consumers increasingly shopped online amid the temporary store closures, and we believe we were well positioned to serve our customers through our robust e-Commerce platform and accelerated investments in omni-channel offerings such as curbside pickup, buy-online-pickup-in-store (“BOPIS”) and ship from store. In response to the COVID-19 pandemic, Torrid proactively implemented various initiatives with a focus on ensuring the health and safety of employees and customers, minimizing the financial impact of COVID-19 and continuing to build the foundation for future growth and profitability. The initiatives implemented include, but are not limited to:

•	Accelerated investments in omni-channel offerings and rolled out BOPIS across all U.S. stores in June 2020, and curbside pickup and ship from store in select stores in August 2020;

•	Made targeted investments and changes to our process to improve the speed and flexibility of our supply chain including shortening our development cycle by two weeks;

•

Leveraged data analytics and insights to tailor marketing and promotional strategies in response to consumer behavior changes related to the ongoing COVID-19 pandemic, allowing us to reduce our CAC by 7% in 2020 from 2019;

•	Utilized new technologies to communicate with stores in real time and facilitate virtual store visits for District and Regional Managers;

•	Managed expenses by reducing headcount and general and administrative expenses;

•	Extended and improved payment terms with vendors and negotiated rent relief, including variable rent leases, for a significant portion of stores; and

•	Deferred non-essential capital expenditures and new store opening plans.

Our Financial Performance

We believe our fit-focused product strategy, direct-to-consumer model and passionate team have resulted in high growth, strong profitability and a leading market position over the last several years. In early 2020, as COVID-19 disrupted our customers’ lives, Torrid’s business demonstrated resiliency beyond our initial expectations. By May 2020, net sales growth began to rebound even as store traffic remained challenged, as consumers increasingly shifted their spending to online channels. Financial performance in 2020 demonstrates the strong inherent demand for our differentiated product and the resiliency of our business model. Since 2018, we have recorded the following financial results:

•

Total active customers grew 11% year-over-year from 3.0 million in 2018 to 3.4 million in 2019. In 2020, total active customers declined by 5% to 3.2 million, as a number of customers held off on making purchases in 2020;

•

Net sales grew 14% year-over-year from $909 million in 2018 to $1,037 million in 2019. In 2020, net sales declined 6% year-over-year to $974 million as significant declines in store-based sales were partially offset by increases in e-Commerce sales. Nevertheless, we estimate Torrid was able to gain market share in women’s plus size apparel and intimates in 2020;

•	Net income declined 51% year-over-year from $87 million in 2018 to $42 million in 2019. In 2020, net income declined 41% year-over-year to $25 million; and

•

Adjusted EBITDA grew 36% year-over-year from $97 million in 2018 to $132 million in 2019, representing a margin increase of 200bps from 11% to 13% during the same time period. In 2020, Adjusted EBITDA declined 24% year-over-year to $101 million driven by temporarily lower gross profit margin and fixed cost deleverage as a result of the challenges presented by COVID-19. For a reconciliation of net income to Adjusted EBITDA, see “Prospectus Summary—Summary Consolidated Historical Financial and Other Data.”

Our Industry

We believe we are uniquely positioned to capture outsized share in the highly attractive and growing women’s plus-size apparel industry.

Large and Rapidly Growing Addressable Market Comprised of 90 Million Plus-Size U.S. Women

The market for women’s plus-size apparel and intimates is large and growing. As of December 31, 2019, more than two-thirds of all U.S. women, or 90 million, were plus-size. According to a third-party study we commissioned, the women’s plus-size apparel and intimates market was approximately $85 billion in calendar year 2019 and is expected to grow at a 3%-5% CAGR, more than twice the rate of the overall U.S. women’s apparel and intimates market. Further, the number of women in this size range is growing fastest among women under 45 as well as women with higher incomes, according to U.S. government agencies. Based on our 3.2 million active customers as of January 30, 2021, we believe Torrid is less than 4% penetrated among U.S. plus-size women and has a significant opportunity to expand share in this growing market.

Plus Size Women Are Significantly Underserved with Untapped Spend Potential

Plus-size women are underserved with apparel and accessories offerings that are characterized by poor fit, plain styling and limited selection. Sixty-nine percent of plus-size women report that it is difficult to find clothing as stylish and attractive as those available to non-plus-size women. For most apparel brands, plus-size is an afterthought as they do not invest time and resources to optimize fit on real plus-size models but rather simply rely upon “grading-up” existing non-plus-size offerings through extended sizing, which leads to poor, inconsistent quality and fit. Most of the existing dedicated plus-size brands target an older consumer or lack the product design and technical capabilities to deliver the fit she wants. We estimate there is currently only one dedicated women’s plus-size apparel store for every 51 women’s specialty apparel stores. As a result, there were approximately 78,000 plus-size women for each dedicated women’s plus-size apparel store, as compared to approximately 700 women for every other women’s specialty apparel store. We believe our superior fit, brand experience and our unified commerce strategy position us well to cater to this underserved market.

Due to the lack of options, the plus-size woman underspends on apparel and intimates annually compared to her non-plus-size peers and 78% of plus-size women reported that they would spend more on clothing if they had more options available in their size. We estimate this underspend to be $19 billion, implying a 22% embedded wallet growth opportunity beyond the $85 billion calendar year 2019 women’s plus-size apparel market, for a total addressable market size of $104 billion. We believe Torrid has a significant opportunity to unlock this additional, untapped spend potential and increase overall market share by better serving plus-size customers.

Significant Growth in Digital and Omni-Channel Shopping

The majority of all apparel purchases in the United States occur in stores. However, consumers have increasingly been shopping for apparel online, a behavior that has meaningfully accelerated during the pandemic. We believe this consumer behavior will continue for the next several years. According to Torrid’s estimates based on eMarketer’s Apparel & Footwear 2021 data:

•	U.S. online apparel sales were $125 billion in calendar year 2019 and are expected to reach $270 billion in calendar year 2024, growing at a CAGR of 17%; and

•

Online penetration in apparel has increased from 20% to 26% in the United States from the end of calendar year 2016 through calendar year 2019. U.S. online penetration in apparel is expected to reach 38% in 2021 and 51% in 2024.

Additionally, digital channels play an important role in consumers’ offline purchase decisions. Specifically, when asked about their shopping behaviors prior to making a purchase in a physical retail store, 39% of digital consumers visited a brand’s website, 36% read customer reviews and 33% attempted to price match the product online, according to BigCommerce’s 2018 Omnichannel Buying Report that is based on a global survey of nearly 3,000 digital consumers. We believe retailers that employ an omni-channel strategy offering both a high-quality experiential brick-and-mortar footprint and a compelling online store supported by a strong digital presence and omni-channel offerings such as curbside pickup, BOPIS and ship from store have a competitive advantage in serving potential customers. We believe our unified commerce strategy, which includes 70% of net sales from e-Commerce and robust omni-channel functionality, positions Torrid well to succeed in this evolving environment.

Cultural Tailwinds Driving Torrid’s Market

We believe Torrid stands to benefit from thriving cultural movements involving female empowerment, body positivity and socially-influenced purchasing. Growing celebration of femininity, inclusivity and self-identity, along with the emergence of plus-size celebrities and influencers, inspires young curvy customers to demand more flattering and stylish clothing they are proud to wear. At the same time, younger generations are embracing social media platforms, including Instagram, which act as vehicles for community building and discovery. This seamless, constant exchange of community-based inspiration encourages consumers to purchase better-fitting and youthful clothing that allows for unapologetic self-expression. We believe these cultural shifts will continue to support the growth of the women’s plus-size apparel market.

The Torrid Approach

To achieve our mission of being the best direct-to-consumer plus-size apparel and intimates brand, we have created a proprietary fit that empowers our customers and drives loyalty. In turn, our loyal customers provide us with a rich set of data that allows us to improve our product and experience, thus creating a virtuous cycle that reinforces our leading position in plus-size apparel and intimates.

A FIT-ENABLED VIRTUOUS CYCLE

FIT TO PERFECTION

•	We provide a fit she knew she wanted but never had access to;

•	We accomplish this by fitting every single article of clothing we produce on a real woman, tailoring for her special needs, not simply “grading up” non-plus-size apparel;

•	We utilize a proprietary sizing process that is constantly updated through data and our continuous customer feedback loop, until we fit to perfection; and

•	We deliver unparalleled technical fit combined with unapologetic attitude and style.

Competitive Strengths

We attribute our continued success to the following competitive strengths:

First at Fit. Our capability to deliver the best fit for the curvy woman is unrivaled in the industry and hard to replicate. We have a maniacal focus on fit across our entire organization, which is rooted in our recognition of the importance of fit to our customer. Our team of highly skilled designers, artists and product engineers internally design and develop products that represented approximately 89% of our net sales in 2020. Unlike other brands, we do not rely on mannequins during the fit process, but rather fit all of our products on full-time plus-size fit models, our staff, and often our most loyal customers. We have developed our differentiated technical fit by building and continuously refining a database of fit specifications derived from testing, measuring and cataloging over 13,000 garments each year on our fit models. The discipline and rigor of our fit process differentiates our approach to technical design. We also utilize proprietary fabrics specifically engineered to enhance the fit for the plus-size woman. Our vertical sourcing model gives us control to deliver consistent fit, quality and cost, and allows us to incorporate customer feedback quickly and effectively. Our customers often start their Torrid journey in fit-critical categories such as denim and intimates that lead to increased loyalty and drive higher LTV over time. In intimates, we leverage our design and engineering expertise to develop highly technical bra features, such as our patent-pending back smoothing technology and recently introduced no-wire bra that require significant investment and are not easy to replicate by competitors. We believe our differentiated ability to deliver consistent fit and quality combined with style and comfort represents a significant competitive advantage.

Differentiated, Leading Brand for the Plus-Size Woman. We are the largest, fastest-growing direct-to-consumer brand of women’s plus-size apparel and intimates in North America. We believe many of our customers form a deep emotional connection with our brand, as their discovery of Torrid is often the first time they have felt truly understood and well-served by an apparel company. The Torrid brand represents a distinctive combination of high quality, stylish and well-fitting products combined with a brand experience that makes the plus-size woman feel confident and empowered. Our customers engage with us across multiple channels including online, in-store, through community events, surveys and on social media, with many becoming our biggest brand advocates. Our brand satisfaction is among the highest for apparel brands, as illustrated by our industry-leading NPS of 55, nearly two times the industry average of 30. We believe this significant brand value will facilitate sustainable net sales growth and market share gains over time.

A Deep Connection to Our Loyal and Passionate Customer. We form long-standing relationships with our customers, who are empowered by their Torrid experience and reward us with their loyalty. In 2020, 2.9 million out of our approximately 3.2 million active customers were members of our loyalty program, accounting for 95% of net sales. Members of the top two tiers of our loyalty program, Torrid VIP and Loyalist, are our most loyal customers who purchase from us more often and spend significantly more than the average customer, accounting for an outsized share of net sales. In 2020, Torrid VIP and Loyalist members accounted for 16% of active customers and 41% of net sales. On average, they purchased more than 9 times per year and spent approximately $750 during the same period. Our customers’ repeat purchasing behavior is evidenced by our strong net sales retention. In 2020, we retained 82% of net sales from the prior year’s identifiable customers, despite the challenges presented by the COVID-19 pandemic. While the net sales retention was down from 96% in 2019 due to the COVID-19 pandemic, we expect net sales retention to recover in future periods. As a result of our strong customer loyalty and net sales retention, we generate high customer LTV, which we intend to leverage to help drive future growth.

Dynamic Direct-to-Consumer Business Model. Our unified commerce platform provides our customer with an inspiring shopping experience whenever and wherever she chooses to shop with us. We market directly to consumers via our e-Commerce platform, which accounted for 70% of sales in 2020, and our physical footprint of 608 stores as of January 30, 2021. Our broad digital ecosystem—from our engaging e-Commerce website and mobile app to social media channels and our Torrid Rewards loyalty program—allows us to better connect, engage, track and service customers. This ecosystem also provides robust quantitative and qualitative customer data that we use to inform all aspects of our operations, from product development, to merchandising and marketing. E-Commerce sales represented 42% and 48% of net sales in 2018 and 2019, respectively, having grown by 30% in 2018 and 28% in 2019. In 2020, e-Commerce sales represented 70% of net sales as e-Commerce sales grew by 38% and store sales declined as a result of temporary store closures and a slowdown in store traffic associated with the global COVID-19 pandemic. Our stores are designed to deliver an immersive brand and fit discovery experience further supported by personal connection with store associates who act as brand ambassadors. Our stores also act as a low cost source of new customer acquisition, requiring a small upfront investment that is quickly paid back. Our e-Commerce platform and store base complement and drive traffic to one another. Once she discovers her size in store, she increasingly shops online with us as she knows she can rely on the consistency of our fit. Our consistent product fit and the unified experience between our stores and e-Commerce platform creates a powerful flywheel effect that results in low CAC, high repeat purchasing behavior and high customer LTV.

Data-Driven, Low-Risk Merchandising Model. We employ a data-driven approach to design, merchandising and inventory planning and allocation to deliver high quality products that combine the fit, style and attitude that our customer wants. We have excellent visibility into our customer’s preferences through her purchase history and our outsized share of her apparel wallet. We leverage this robust customer data along with market trends to inform all purchasing decisions. Through our vertical sourcing model, we have the flexibility to respond quickly to the latest sales trends and make adjustments to our current offering based on customer feedback to deliver product our customer wants. We focus on fit, not fashion, and do not rely on being a fashion leader. We have a low-risk assortment that is anchored by our recurring, fit-focused offering of Basics and Core styles, which together represented approximately 86% of net sales in 2020. New product, which represents new or emerging styles, accounted for the remaining approximately 14% of net sales in 2020. We utilize a read-and-react testing approach with shallow initial buys and data-driven repurchasing decisions to iterate our New product offering, thus minimizing fashion and inventory risk.

Proven, Experienced Management Team and Mission-Driven Culture. We have created a company culture focused on attracting, training, retaining and developing talent that does not settle for the low expectations historically associated with the women’s plus-size apparel market. Approximately 93% of our employees identify as female. Our organization is comprised primarily of women who are also customers and align with our goal to empower curvy women to love the way they look and feel. In addition, they embody our philosophy and dedication to our product and serve as brand ambassadors on a daily basis. Our team is led by our Chief Executive Officer, Liz Muñoz, who is a direct-to-consumer brand veteran and joined the Company in January 2010 after having served as the President of Lucky Brand. Liz has a strong background in product fit and design, having spent years fitting clothing, and later leading the design and merchandising efforts at both Lucky Brand and Torrid. We employ a highly talented team of 460 corporate employees, comprised of skilled and experienced apparel and direct-to-consumer executives, combined with artists, designers, merchants, product engineers and data analysts.

Growth Strategies

We believe we have a significant opportunity to increase market share in the massive and growing plus size apparel and intimates markets. We intend to continue driving growth in our business through the following strategies:

Grow Torrid Curve.

We plan to accelerate growth of Torrid Curve®, our line of bras and other intimates, activewear, loungewear and sleepwear tailored specifically to a plus-size customer, through targeted investments in marketing and product innovation. The same discipline and rigor of our fit process for apparel is applied when designing and developing our Torrid Curve products. In intimates, we leverage our design and engineering expertise to develop highly technical bra features, such as our patent-pending back smoothing technology and recently introduced no-wire bra that require significant investment and are not easily replicated by competitors. Our deep connection with our customer has guided our product development pipeline so that we build products she needs and wants. For example, the idea for our back smoothing technology came from direct feedback from customers who expressed their desire for a solution to address her specific needs. We leverage this community to test our new products and perfect their development before launch. According to our estimates, the intimates market is growing at a rate of 8% which is 3 percentage points higher than the growth of the women’s plus-size apparel market, according to Statista. Our customers’ sizes are often not sold by leading intimates brands and we believe existing product options fail to combine functionality with appealing design. Intimates is a fast-growing category with significant incremental penetration opportunity both within our existing Torrid customer base and with new customers. Bras help attract customers to our brand; bras are, behind tops, the second most frequent item in a new customer’s first purchase. For 2019 and 2020, on average, customers who have bought Torrid Curve products spent 3x more than someone who did not and their retention rates were 1.5x higher. We believe Torrid Curve will be a meaningful driver of our growth in the future.

Attract New Customers to Torrid.

We believe there is a clear path to further increasing brand awareness and acquiring new customers through an integrated digital marketing and strategic store expansion strategy.

•

Increase Brand Awareness and Accelerate Customer Acquisition Across Channels. We intend to grow our brand awareness among plus-size women from approximately                     % as of                     , by making incremental investments in our marketing spend, which was only approximately 5.3% of net sales in 2020. We believe we can do so profitably given our high ratio of LTV to CAC. We expect to further drive brand awareness, engagement and conversion through targeted investments in performance and brand marketing, including paid search, retargeting, social media campaigns, plus-size community-based events, in-store experiences and product collaborations.

•

Grow With Disciplined Store Expansion. We believe the plus-size woman is dramatically underserved in her choice of apparel and intimates offerings and as a result we plan to capitalize on the opportunity to selectively grow our store footprint. Based on our proven, profitable store model, we intend to continue to capture this underpenetrated market with a disciplined roll-out of new stores that drive both in-store and e-Commerce sales. Our stores generate a high level of positive contribution and act as a low cost source of new customer acquisition, requiring a small upfront investment of capital expenditures and pre-opening expenses that is quickly paid back as a result of our customers’ high repeat purchasing behavior across channels. We target payback periods of less than two years, in line with our historical openings.

Deepen Customer Relationships to Increase Wallet Share.

We intend to continue to leverage the strength of our customer relationships and data, which allowed us to attribute approximately 98% of net sales in 2020 to individual customers. This robust customer data allows us to better engage with customers, increase retention and drive spend per customer.

•

Expand Assortment Based on Trusted Fit. We intend to leverage data and our customer’s trust in our proprietary fit and style to enhance core entry points, such as denim and intimates, and broaden and deepen our offering in nascent categories, including activewear, workwear, special occasion and footwear.

•

Leverage Our Data. We plan to further deepen customer relationships with personalization, customization and clienteling across channels in ways that we are not currently doing today. Leveraging loyalty program data, we seek to tailor our marketing messages, promotions and product recommendations to her preferences, which we believe will further drive conversion online and in stores and increase our share of her wallet.

•

Grow Loyalty Program Engagement. As of January 30, 2021, 91% of our customers are members of our loyalty program and we intend to continuously find new ways to engage her and bring her back to our site, such as increased personalization, dedicated loyalty member events, and opportunities for accelerated tier migration, which we believe will deepen her loyalty and continue to drive recurring purchasing behavior.

•

Enhance Customer Experience. We believe near-term initiatives, both online and in-store, will greatly enhance the ease of transaction and overall experience for customers. We are upgrading the functionality and features of our mobile app to deliver enhanced personalization such as size recommendations and complementary items, to expedite purchase decisions and increase order value.

Further, we have accelerated our investments in and will continue to invest in omni-channel offerings such as curbside pickup, BOPIS and ship from store to drive both customer acquisition and retention.

•

Implement New Technology. We have continued to enhance e-Commerce functionality with tools for product recommendations, enhanced payment options (e.g., buy now pay later), and improved returns process to drive conversion and increase order value. We also believe there is opportunity to further leverage artificial intelligence and machine-learning tools to drive better customer segmentation, leading to more efficient customer acquisition and retention marketing.

Expand Operating Margins by Leveraging Completed Investments in Data and Multidisciplinary Teams.

We have created a highly scalable foundation for growth through significant infrastructure investments. We will continue to strategically invest in our business while driving operational excellence and leveraging our fixed cost base to grow profitability.

•

Leverage Data to Improve Pricing and Promotion Strategy. In addition to our robust merchandising team, we plan to continue to leverage data across the organization in various ways, allowing us to optimize pricing and promotional activity, including personalized promotions, to drive increased purchases and higher merchandise margins.

•

Enhance Supply Chain Flexibility. We have developed internal processes that we refer to as our “speed model,” including pre-positioning fabrics with our third-party factory partners to accelerate product replenishment cycles, improve inventory turnover and drive higher margin sales.

•	Leverage Cost Base. We believe our scalable infrastructure and team will yield increasing operational leverage as our sales continue to grow relative to our cost base.

Summary of Risk Factors

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition or results of operations. You should carefully consider these risks, including the risks discussed in the section entitled “Risk Factors,” before investing in our common stock. Risks relating to our business include, among others:

•	our operations and financial performance have been affected by, and may continue to be affected by, the COVID-19 pandemic;

•	our business is sensitive to consumer spending and general economic conditions, and an economic slowdown could adversely affect our financial performance;

•	our business is dependent upon our ability to identify and respond to changes in customer preferences and other related factors;

•	our business depends in part on a strong brand image;

•	damage to our reputation arising from our use of social media, email and text messages;

•	our reliance on third parties to drive traffic to our website;

•

we could face increased competition from other brands that could adversely affect our ability to generate higher net sales and margins, as well as our ability to obtain access to digital marketing channels or favorable store locations;

•	our ability to attract customers to our physical stores that are located in shopping centers depends on the success of these shopping centers;

•

if we are unable to successfully adapt to consumer shopping preferences and develop and maintain a relevant and reliable omni-channel experience for our customers, our financial performance and brand image could be adversely affected;

•	risks related to our dependence on third parties for manufacturing and other services;

•

the potential of the interruption of the flow of merchandise from international manufacturers to disrupt our supply chain, including as a result of the imposition of additional duties, tariffs and other charges on imports and exports;

•

we could fail to effectively utilize information systems and implement new technologies, experience unauthorized disclosure of sensitive or confidential information, whether through a breach of our computer system or otherwise, or fail to comply with federal and state laws and regulations and industry standards relating to privacy, data protection, advertising and consumer protection;

•	changes in tax laws or regulations or in our operations may impact our effective tax rate;

•	government or consumer concerns about product safety;

•	our ability to protect our trademarks and other intellectual property rights;

•	the effects of our indebtedness and lease obligations on our financial flexibility and competitive position;

•	our ability to design, implement and maintain effective internal controls; and

•	our status as a “controlled company” and ability to rely on exemptions from certain corporate governance requirements.

OUR PRINCIPAL STOCKHOLDER

Sycamore Partners Management, L.P. is a private equity firm based in New York specializing in retail, distribution, and consumer investments. The firm has approximately $10.0 billion in aggregate committed capital. Sycamore’s strategy is to partner with management teams to improve the operating profitability and strategic value of their businesses. Sycamore’s investment portfolio includes Azamara, Belk, CommerceHub, Express, Hot Topic, LOFT / Ann Taylor, Lane Bryant, MGF Sourcing, NBG Home, Pure Fishing, Staples, Inc., Staples United States Retail, Staples Canada, Talbots, The Limited and Torrid.

Following this offering, Sycamore will control approximately     % of the voting power of our outstanding common stock (or     % if the underwriters exercise their option to purchase additional shares from us and the selling stockholders). As a result, Sycamore will control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws and the approval of any merger or sale of all or substantially all of our assets. Because Sycamore will hold more than 50% of the voting power of our outstanding common stock, we will be a “controlled company” under the corporate governance rules for NYSE-listed companies. We will therefore be permitted to, and we intend to, elect not to comply with certain corporate governance requirements. See “Management—Corporate Governance—Board Composition; Director Independence; Controlled Company Exemption.”

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), enacted in April 2012. As an “emerging growth company,” we may take advantage of specified reduced reporting and other requirements that are otherwise applicable to public companies. These provisions include, among other things:

•	exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting;

•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies;

•

exemption from compliance with any requirement that may be adopted by the Public Company Accounting Oversight Board or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	an exemption from the requirement to seek non-binding advisory votes on executive compensation and golden parachute arrangements; and

•	reduced disclosure about executive compensation arrangements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering (“IPO”) or such earlier time that we are no longer an “emerging growth company.” We will cease to be an “emerging growth company” upon the earliest of: (i) the last day of the fiscal year (A) in which we had more than $1.07 billion in “total annual gross revenues,” (B) we are deemed to be a “large accelerated filer” under the rules of the SEC, or (C) following the fifth anniversary of the date of the completion of this offering; and (ii) the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of these reduced burdens. For example, we have taken advantage of the reduced reporting requirement with respect to disclosure regarding our executive compensation arrangements and expect to take advantage of the exemption from auditor attestation on the effectiveness of our internal control over financial reporting. For as long as we take advantage of the reduced reporting obligations, the information that we provide stockholders may be different from information provided by other public companies. We are irrevocably electing to “opt out” of the extended transition period relating to the exemption from new or revised financial accounting standards and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-”emerging growth companies.”

REORGANIZATION & STOCK SPLIT

Prior to the completion of this offering, we will effect the following:

•

(i) our direct parent, Torrid Holding LLC, will contribute to Torrid                  shares of stock of Torrid Parent Inc., the current parent company of our operating subsidiaries, and (ii) Torrid will assume the obligations of Torrid Holding LLC under the related party promissory notes due to Torrid, which will result in the legal cancellation of such notes but will have no impact on our capitalization (together, the “Reorganization”); and

•	a -for- split of our common stock (the “Stock Split”).

CORPORATE INFORMATION

Torrid Holdings Inc., the issuer of the common stock in this offering, is a Delaware corporation. Our corporate headquarters is located at 18501 East San Jose Avenue, City of Industry, California 91748. Our telephone number is (626) 667-1002. Our website address is www.torrid.com. The information contained in or connected to our website is not deemed to be part of this prospectus.

THE OFFERING

Issuer in this offering	Torrid Holdings Inc.

Common stock offered by us	shares.

shares if the underwriters exercise their option to purchase additional shares in full.

Common stock offered by the selling stockholders	shares.

shares if the underwriters exercise their option to purchase additional shares in full.

Common stock to be outstanding immediately after this offering	shares.

Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $         million, assuming the shares are offered at $         per share, the midpoint of the price range set forth on the cover of this prospectus. We will not receive any proceeds from the sale of shares by the selling stockholders.

We intend to use the net proceeds from the sale of common stock by us in this offering to pay fees and expenses incurred in connection with this offering and for general corporate purposes. See “Use of Proceeds.”

Controlled company

Upon completion of this offering, Sycamore will continue to beneficially own more than 50% of our outstanding common stock. As a result, we are eligible to, and we intend to, avail ourselves of the “controlled company” exemptions under the rules of the NYSE, including exemptions from certain of the corporate governance listing requirements. See “Management—Corporate Governance—Board Composition; Director Independence; Controlled Company Exemption.”

Voting rights	Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders.

Dividend policy

We currently expect to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and therefore we do not anticipate paying any cash dividends in the foreseeable future. Our ability to pay dividends on our common stock is limited by the credit agreements governing our term loan and the ABL Facility, and may be further restricted by the terms of any of our future indebtedness. See “Dividend Policy.”

Risk factors

Investing in our common stock involves a high degree of risk. See “Risk Factors” elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed symbol for listing and trading on NYSE	“CURV.”

Unless otherwise indicated, all information in this prospectus relating to the number of shares of our common stock to be outstanding immediately after this offering:

•	excludes shares of common stock reserved for future grants under our equity compensation plan, which we plan to adopt in connection with this offering; and

•

assumes (1) no exercise by the underwriters of their option to purchase up to                  additional shares from us and the selling stockholders, (2) an initial public offering price of $         per share, the midpoint of the initial public offering price range indicated on the cover of this prospectus, and (3) the completion of the Reorganization and the Stock Split.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL AND OTHER DATA

The following tables present our summary consolidated financial and other data as of and for the periods indicated. We have derived the summary consolidated statements of operations and cash flows data for the fiscal years ended February 2, 2019, February 1, 2020 and January 30, 2021 from our audited consolidated financial statements for such periods included elsewhere in this prospectus. Our summary consolidated balance sheet data as of February 1, 2020 and January 30, 2021 have been derived from our audited consolidated financial statements for such periods included elsewhere in this prospectus.

The summary consolidated historical financial and other data presented below should be read in conjunction with our consolidated financial statements and the related notes thereto, included elsewhere in this prospectus, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our summary consolidated historical financial and other data may not be indicative of our future performance.

	Fiscal Year Ended
	February 2, 2019	February 1, 2020	January 30, 2021
	(dollars in thousands, except where noted)
Statements of Operations Data:
Net sales	$909,147	$1,036,984	$973,514
Cost of goods sold	586,121	640,909	643,215

Gross profit	323,026	396,075	330,299
Selling, general and administrative expenses	170,530	253,378	222,093
Marketing expenses	48,774	65,704	51,382

Income from operations(1)	103,722	76,993	56,824
Interest expense	1,053	16,493	21,338
Interest income net of other (income) expense	(85)	(202)	(42)

Income before provision for income taxes	102,754	60,702	35,528
Provision for income taxes	16,042	18,833	10,991

Net income	$86,712	$41,869	$24,537

Net Earnings Per Share:
Basic and diluted	$87	$42	$25
Weighted Average Number of Shares:
Basic and diluted	1,000	1,000	1,000
Statement of Cash Flows Data:
Operating activities	$115,092	$99,090	$151,821
Investing activities	(40,507)	(56,120)	(11,570)
Financing activities	(72,841)	(23,335)	(45,925)
Other Financial and Operating Data:
Adjusted EBITDA(2)	$96,985	$131,999	$100,802
Adjusted EBITDA margin(2)	11%	13%	10%
Comparable sales	10%	13%	(7%)
Active customers (# in millions)	3.0	3.4	3.2
Store count (#)	577	607	608

	As of
	February 1, 2020	January 30, 2021
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents . . . . . .	$28,804	$122,953
Total current assets . . . . . . . .	164,013	242,143
Total current liabilities . . . . . . .	186,583	261,109
Total long-term debt . . . . . . . . .	240,393	193,406
Total liabilities and stockholder’s deficit . . . . .	635,988	648,209

(1)	The results of operations were impacted by share-based compensation expense related to revaluing our liability-classified incentive units.
(2)

Adjusted EBITDA and Adjusted EBITDA margin are supplemental measures of our operating performance that are neither required by, nor presented in accordance with, GAAP and our calculations thereof may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA represents GAAP net income (loss) plus interest expenses less interest (income) net of other (income) expense, plus provision less (benefit) for income taxes, depreciation and amortization (also known as “EBITDA”), and share-based compensation, non-cash deductions and charges, other expenses and the duplicative and start-up costs associated with the West Jefferson, Ohio, distribution center. Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of our total net sales. We believe Adjusted EBITDA and Adjusted EBITDA margin facilitate operating performance comparisons from period to period by isolating the effects of certain items that vary from period to period without any correlation to ongoing operating performance. We also use Adjusted EBITDA and Adjusted EBITDA margin as two of the primary methods for planning and forecasting the overall expected performance of our business and for evaluating on a quarterly and annual basis actual results against such expectations. Further, we recognize Adjusted EBITDA and Adjusted EBITDA margin as commonly used measures in determining business value and, as such, use them internally to report and analyze our results and we additionally use Adjusted EBITDA as a benchmark to determine certain non-equity incentive payments made to executives. These measures have limitations as analytical tools and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP.

Adjusted EBITDA and Adjusted EBITDA margin have limitations as analytical tools. These measures are not measurements of our financial performance under GAAP and should not be considered in isolation or as alternatives to or substitutes for net income (loss), income (loss) from operations or any other performance measures determined in accordance with GAAP or as alternatives to cash flows from operating activities as a measure of our liquidity. Our presentation of Adjusted EBITDA and Adjusted EBITDA margin should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

The following table provides a reconciliation of net income to Adjusted EBITDA for the periods presented:

	Fiscal Year Ended
	February 2, 2019	February 1, 2020	January 30, 2021
	(dollars in thousands)
Net income . . . . .	$86,712	$41,869	$24,537
Interest expense . . . . .	1,053	16,493	21,338
Interest income net of other (income) expense . . .	(85)	(202)	(42)
Provision for income taxes . . . . . ..	16,042	18,833	10,991
Depreciation and amortization(A) . . . . . ..	26,845	30,208	33,072
Share-based compensation(B) . . . . .	(38,308)	11,993	7,791
Non-cash deductions and charges(C) . ..	2,466	4,435	1,984
Other expenses(D) . . . . . . . .	89	2,510	1,131
Ohio Distribution Center costs(E) . . . ..	2,171	5,860	—

Adjusted EBITDA . . . .	$96,985	$131,999	$100,802

(A)	Depreciation and amortization excludes amortization of debt issuance costs and original issue discount that are reflected in interest expense and other, net.
(B)	Share-based compensation is determined based on the revaluation of our liability-classified incentive units.
(C)	Non-cash deductions and charges includes (i) losses on property and equipment disposals, (ii) non-cash asset impairment charges in 2018 and (iii) the net impact of non-cash rent expense.
(D)

Other expenses represent non-routine expenses, including (i) IPO-related transaction fees and (ii) certain expenses related to store closures in 2018; and the reimbursement of certain management expenses, primarily for travel, incurred by Sycamore on our behalf, which are not considered to be part of our core business.

(E)

Represents the duplicative and start-up costs associated with the West Jefferson, Ohio distribution center leased in 2018. This isolates the effect of incurring costs related to the West Jefferson, Ohio distribution center, which was not yet fully operational in 2019, while also incurring distribution and e-Commerce fulfillment costs charged to us by Hot Topic Inc. (“Hot Topic”) under the various service agreements.

RISK FACTORS

This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase shares of our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations, cash flow and prospects could be materially and adversely affected. As a result, the trading price of our common stock could decline and you could lose all or part of your investment in our common stock.

Risks Related to Our Business

Our operations and financial performance has been affected by, and may continue to be affected by, the COVID-19 pandemic.

The spread of COVID-19 has disrupted, and continues to significantly disrupt, local, regional, and global economies and businesses in the countries in which we operate, as well as adversely affected workforces, customers, consumer sentiment, economies and financial markets, and has impacted our financial results. We have had to close stores, limit store hours, limit the number of people in store and follow strict sanitation and social distancing measures to comply with government restrictions. We also temporarily closed our headquarters, required our employees and contractors to work remotely, and implemented travel restrictions. The operations of our suppliers, manufactures and customers have likewise been altered.

Since apparel retail stores were generally deemed “non-essential” by most federal, state, provincial and local government authorities in the United States and Canada, all of our stores had to remain closed for 58 days in 2020, with more than 50% of the fleet closed for 81 days. Additionally, all of our stores were affected by capacity restrictions and reduced hours of operation for the balance of 2020. Stores in more restrictive states, such as California, experienced extended periods of complete closure and opened only for curbside services for most of the third and fourth fiscal quarters. Even when our stores opened, we experienced reduced customer traffic and net sales volume due to changes in consumer behavior as individuals decreased discretionary retail spending and practiced social distancing and other behavioral changes mandated by governmental authorities or independently undertaken out of an abundance of caution. In many of the states in which we operate, the COVID-19 pandemic has resulted in an acute economic downturn and significantly increased unemployment. A sustained decline in the sales and operating results of our omni-channel sales as a result of the ongoing COVID-19 pandemic, the acute economic downturn resulting therefrom or continued weak economic conditions could, in turn, materially and adversely affect the profitability of our operations.

The COVID-19 outbreak has the potential to cause a disruption in our supply chain and may adversely impact economic conditions in North America, Europe, China and elsewhere. These and other disruptions, as well as poor economic conditions generally, may lead to a decline in the sales and operating results of our omni-channel sales. In addition, the continuation of the global outbreak of coronavirus may adversely affect the economies and financial markets of many countries and could result in a sustained reduction in the demand for our products. A decline in the sales and operating results of our products could in turn materially and adversely affect our ability to pursue our growth strategy. Each of these results would reduce our future sales and profit margins, which in turn could materially and adversely affect our business and results of operations.

Further, since many of our personnel are working remotely as a result of the COVID-19 pandemic, it is possible that this could have a negative impact on the execution of our business plans and operations. If a natural disaster, power outage, connectivity issue, or other event occurred that impacted our employees ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The increase in remote working may also result in consumer privacy, IT security and fraud concerns as well as increase our exposure to potential wage and hour issues.

The extent to which the COVID-19 pandemic impacts us will depend on future developments, including the duration, spread and severity of the pandemic, the extent of additional outbreaks, the effectiveness or duration of measures, including vaccination efforts, intended to contain or mitigate the spread of COVID-19 or prevent future outbreaks, and the effect of these developments on overall demand in the retail sector, all of which are highly uncertain and difficult to accurately predict.

To the extent the COVID-19 pandemic adversely affects our business, financial condition, results of operations, cash flows and prospects, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our level of indebtedness, our need to generate sufficient cash flows to service our indebtedness and our ability to comply with the covenants contained in the agreements that govern our indebtedness.

Our business is sensitive to consumer spending and general economic conditions, and an economic slowdown could adversely affect our financial performance.

Consumer purchases of discretionary items, including our products, generally decline during recessionary periods and other periods where disposable income is adversely affected. Our performance is subject to factors that affect domestic and worldwide economic conditions, particularly those that affect our target demographic. These factors may include unemployment rates, levels of consumer and student debt, the availability of consumer credit, healthcare costs, reductions in net worth, residential real estate and mortgage markets, taxation, fuel and energy prices, interest rates, consumer confidence, the value of the United States dollar versus foreign currencies and other macroeconomic factors, such as the economic disruption caused by the COVID-19 pandemic. Deterioration in economic conditions or increasing unemployment levels may reduce the level of consumer spending and inhibit consumers’ use of credit, which may adversely affect our net sales and profits. In recessionary periods, we may have to increase the number of promotional sales or otherwise dispose of inventory for which we have previously paid to manufacture, which could adversely affect our profitability in those periods. Weakened economic conditions and a slowdown in the economy could also adversely affect shopping center traffic and new shopping center development, which could materially adversely affect us, even though we are a destination for our customers.

In addition, a weakened economic environment or recessionary period may exacerbate some of the risks noted below, including consumer demand, strain on available resources, store growth, decreases in mall traffic, brand reputation, our ability to develop and maintain a reliable omni-channel customer experience, our ability to execute our growth initiatives, interruption of the production and flow of merchandise from key vendors, foreign exchange rate fluctuations and leasing substantial amounts of space. The same risks could be exacerbated individually or collectively.

Our business is dependent upon our ability to identify and respond to changes in customer preferences and other related factors. Our inability to identify or respond to these new trends may lead to inventory markdowns and write-offs, which could adversely affect our business and our brand image.

Our target market of 25 to 40 year old plus-size women has stylistic preferences that cannot be predicted with certainty and are subject to change. Our success depends in large part upon our ability to effectively identify and respond to changing product trends and consumer demands among this segment, and to translate market trends into appropriate, salable product offerings. Our failure to identify and react appropriately to new and changing product trends or tastes, to accurately forecast demand for certain product offerings or an overall decrease in the demand for plus-size products could lead to, among other things, excess or insufficient amounts of inventory, markdowns and write-offs, which could materially adversely affect our business and our brand image. Because our success depends significantly on our brand image among our target segment, damage to our brand image as a result of our failure to identify and respond to changing product trends could have a material negative impact on our business. Additionally, as a direct-to-consumer brand focusing on young, plus-size women, we may not effectively identify product trends that appeal to our target segment or successfully adapt product trends prevailing in the market more broadly to this target segment. While we believe we have a flexible supply chain, we often enter into agreements for the manufacture and purchase of merchandise well ahead of the season in which that merchandise will be sold. Therefore we are vulnerable to changes in consumer preference and demand between the time we design and order our merchandise and the season in which this merchandise will be sold. Inventory levels for certain merchandise styles may exceed planned levels, leading to higher markdowns to sell through excess inventory and, therefore, lower than planned margins. Conversely, if we underestimate consumer demand for our merchandise, or if our manufacturers fail to supply quality products in a timely manner, we may experience inventory shortages, which may negatively impact customer relationships, diminish brand loyalty and result in lost sales.

There can be no assurance that our new product offerings will have the same level of acceptance as our product offerings in the past or that we will be able to adequately and timely respond to the preferences of our customers. The failure of our product offerings to appeal to our customers could have a material adverse effect on our business, results of operations and financial condition.

Our business depends in part on a strong brand image, and if we are not able to maintain and enhance our brand, particularly among our target segment and in new markets where we have limited brand recognition, we may be unable to attract sufficient numbers of customers to our stores or sell sufficient quantities of our products.

Our ability to maintain our reputation is critical to our brand image. Our reputation could be jeopardized if we fail to maintain high standards for merchandise quality and integrity. Any negative publicity about these types of concerns may reduce demand for our merchandise. Failure to maintain high ethical, social and environmental standards for all of our operations and activities, including those of our third-party manufacturers (if they do not, for instance, adhere to our vendor code of conduct), or adverse publicity regarding our responses to these concerns could also jeopardize our reputation. Failure to comply with local laws and regulations, to maintain an effective system of internal controls or to provide accurate and timely financial statement information could also hurt our reputation. Damage to our reputation or loss of consumer confidence for any of these reasons could have a material adverse effect on our business, financial condition and results of operations, as well as require additional resources to rebuild our reputation.

We could face increased competition from other brands or retailers that could adversely affect our ability to generate higher net sales and margins, as well as our ability to obtain favorable store locations.

We face substantial competition in the plus-size women’s apparel industry from both specialty and general retailers, including department stores, mass merchants, regional retail chains, web-based stores and other direct retailers that engage in the retail sale of apparel, accessories, footwear and other similar product categories. We compete with these businesses for customers, vendors, digital marketing channels, suitable store locations and personnel. We compete on the basis of a combination of factors, including among others, our knowledge of and focus on our target segment, price, breadth, quality, fit and style of merchandise offered, in-store experience, level of customer service, ability to identify and offer new and emerging product trends and brand image.

Many of our competitors have greater financial, marketing and other resources available. In many cases, our competitors sell their products in stores that are located in the same shopping centers as our stores. In addition to competing for sales, we compete for favorable site locations and lease terms in malls, strip centers, lifestyle centers and outlet centers and our competitors may be able to secure more favorable locations than we can as a result of their relationships with, or appeal to, landlords. Our competitors may also sell substantially similar products at reduced prices online or through outlet locations or discount stores, increasing the competitive pricing pressure for those products.

We also compete with other retailers for personnel. The competition for retail talent is increasing, and we may not be able to secure the talent we need to operate our stores without increasing wages. We cannot assure you that we will continue to be able to compete successfully against existing or future competitors. Our expansion into markets served by our competitors and entry of new competitors or expansion of existing competitors into our markets could have a material adverse effect on us.

We rely on third parties to drive traffic to our website, and these providers may change their algorithms or pricing in ways that could negatively impact our business, operations, financial condition and prospects.

We rely in part on digital advertising, including search engine marketing, to promote awareness of our online marketplace, grow our business, attract new customers and increase engagement with existing customers. In particular, we rely on search engines, such as Google, and the major mobile app stores as important marketing channels. Search engine companies change their search algorithms periodically, and our ranking in searches may be adversely impacted by those changes. Search engine companies or app stores may also determine that we are not in compliance with their guidelines and penalize us as a result. If search engines change their algorithms, terms of service, display or the featuring of search results, determine we are out of compliance with their terms of service or if competition increases for advertisements, we may be unable to cost-effectively attract customers. Our relationships with our marketing vendors are not long term in nature and do not require any specific performance commitments. In addition, many of our online advertising vendors provide advertising services to other companies, including companies with whom we may compete. As competition for online advertising has increased, the cost for some of these services has also increased. Our marketing initiatives may become increasingly expensive and generating a return on those initiatives may be difficult. Even if we successfully increase revenue as a result of our paid marketing efforts, such increase may not offset the additional marketing expenses we incur.

Our ability to attract customers to our physical stores that are located in shopping centers depends on the success of these shopping centers, and any decrease in customer traffic in these shopping centers could cause our net sales and profitability to be less than expected.

Our stores are primarily located in shopping centers, and some of these shopping centers have been experiencing declines in customer traffic, including as a result of the COVID-19 pandemic. While we believe we are a destination for our customers, our sales at these stores are impacted by the volume of customer traffic in those shopping centers and the surrounding area. In centers that may experience declining customer traffic, certain of our expenses are contractually fixed and our ability to reduce these expenses if we were to experience sales declines is limited in the near term. To mitigate this potential risk, we have negotiated termination provisions in a majority of our store leases that allow us to terminate the lease if store sales fall below certain thresholds or if certain co-tenancy requirements are not met. However, these provisions may not be adequate to protect our results of operations if our sales were to decline.

Our stores benefit from the ability of a shopping center’s other tenants, particularly anchor stores, such as department stores, to generate consumer traffic in the vicinity of our stores and maintain the overall popularity of the shopping center as a shopping destination. Our net sales volume and traffic generally may be adversely affected by, among other things, a decrease in popularity of the shopping centers in which our stores are located, the closing of anchor stores important to our business, a decline in the popularity of other stores in the shopping centers in which our stores are located, changing economic conditions and/or demographic patterns (including any increases in purchases of merchandise online as opposed to in-store), or a deterioration in the financial condition of shopping center operators or developers which could, for example, limit their ability to finance tenant improvements for us and other retailers. A reduction in customer traffic as a result of these or any other factors, or our inability to obtain or maintain favorable store locations within shopping centers could have a material adverse effect on us.

If we are unable to successfully adapt to consumer shopping preferences and develop and maintain a relevant and reliable omni-channel experience for our customers, our financial performance and brand image could be adversely affected.

We are continuing to grow our omni-channel business model. While we interact with many of our customers largely through our stores, our customers are increasingly using computers, tablets and smartphones to make purchases online and to help them in making purchasing decisions when in our stores. Our customers also engage with us online through our social media channels, including Facebook, Instagram, Pinterest and Twitter, by providing feedback and public commentary about all aspects of our business. Omni-channel retailing is rapidly evolving and our success depends on our ability to anticipate and implement innovations in customer experience and logistics in order to appeal to customers who increasingly rely on multiple channels to meet their shopping needs. If for any reason we are unable to implement our omni-channel initiatives or provide a convenient and consistent experience for our customers across all channels that provides the products they want, when and where they want them, then our financial performance and brand image could be adversely affected.

Our growth strategy is dependent on a number of factors, any of which could strain our resources or delay or prevent the successful penetration into new markets.

Our growth strategy is dependent on a number of factors, including growing our number of active customers and the spend per customer. Additional factors required for the successful implementation of our growth strategy include, but are not limited to, opening new stores and remodeling existing ones, continuing to operate an effective e-Commerce platform and implementing initiatives to improve our existing operations, obtaining desirable store locations, negotiating acceptable leases, completing projects on budget, supplying proper levels of merchandise and successfully hiring and training store managers and sales associates. In order to optimize profitability for new stores, we must secure desirable retail lease space when opening stores in new and existing markets. We must choose store sites, execute favorable real estate transactions on terms that are acceptable to us, hire competent personnel and effectively open and operate these new stores. We historically have received landlord allowances for store build outs, which offset certain capital expenditures we must make to open a new store. If landlord allowances cease to be available to us in the future or are decreased, opening new stores would require increased capital outlays, which could adversely affect our ability to continue opening new stores.

While we believe the opportunity exists to open a substantial number of stores without competing with our existing units, to the extent we open new stores in markets where we have existing stores, our existing stores in those markets may experience reduced net sales. Moving or expanding store locations and operating stores in new markets present competitive, merchandising and regulatory challenges we do not have experience in or know how to face. Our planned growth will also require additional infrastructure for the development, maintenance and monitoring of those stores. In addition, if our current management systems and information systems are insufficient to support this expansion, our ability to open new stores and to manage our existing stores would be adversely affected. If we fail to continue to improve our infrastructure, we may be unable to implement our growth strategy or maintain current levels of operating performance in our existing stores.

Our growth plans will place increased demands on our financial, operational, managerial and administrative resources. These increased demands may cause us to operate our business less efficiently, which in turn could cause deterioration in the performance of our existing stores.

Executing our growth plans and achieving our objectives is dependent upon our ability to successfully execute against such plans and objectives. There can be no guarantee that these plans or objectives will result in improved operating results or an increase in the value of the business.

We have, and will continue to have, significant lease obligations. We are subject to risks associated with leasing substantial amounts of space, including future increases in occupancy costs and the need to generate cash flow to meet our lease obligations.

We have, and will continue to have, significant lease obligations. We lease all of our store locations and our corporate headquarters. We typically occupy our stores under operating leases with initial terms of up to ten years. In the future, we may not be able to negotiate favorable lease terms. Our inability to do so may cause our occupancy costs to be higher in future years or may force us to close stores in desirable locations.

A majority of our leases have early termination clauses, which permit the lease to be terminated by us if certain sales levels are not met in specific periods or if the center does not meet specified occupancy standards. In addition to future minimum lease payments, some of our store leases provide for additional rental payments based on a percentage of net sales, or “percentage rent,” if sales at the respective stores exceed specified levels, as well as the payment of common area maintenance charges, real property insurance and real estate taxes. Many of our lease agreements have defined escalating rent provisions over the initial term and any extensions. As we expand our footprint, our lease expense and our cash outlays for rent under the lease terms will increase.

We depend on cash flow from operations to pay our lease expenses. If our business does not generate sufficient cash flow from operating activities to fund these expenses, we may not be able to service our lease expenses, which could materially harm our business. Furthermore, the significant cash flow required to satisfy our obligations under the leases increases our vulnerability to adverse changes in general economic, industry, and competitive conditions, and could limit our ability to fund working capital, incur indebtedness, and make capital expenditures or other investments in our business.

If an existing or future store is not generating positive contribution, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. Moreover, even if a lease has an early cancellation clause, we may not satisfy the contractual requirements for early cancellation under that lease. Our inability to enter into new leases or renew existing leases on terms acceptable to us or be released from our obligations under leases for stores that we close could materially adversely affect us.

Our failure to find store employees that reflect our brand image and embody our culture could adversely affect our business.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of store employees, including store managers, who understand and appreciate our corporate culture and customers, and are able to adequately and effectively represent this culture and establish credibility with our customers. The store employee turnover rate in the retail industry is generally high. Excessive store employee turnover will result in higher employee costs associated with finding, hiring and training new store employees. If we are unable to hire and retain store personnel capable of consistently providing a high level of customer service, as demonstrated by their enthusiasm for our culture, understanding of our customers and knowledge of the merchandise we offer, our ability to open new stores may be impaired, the performance of our existing and new stores could be materially adversely affected and our brand image may be negatively impacted. Competition for such qualified individuals could require us to pay higher wages to attract a sufficient number of employees.

Additionally, our labor costs are subject to many external factors, including unemployment levels, prevailing wage rates, minimum wage laws, potential collective bargaining arrangements, health insurance costs and other insurance costs and changes in employment and labor legislation or other workplace regulation (including changes in entitlement programs such as health insurance and paid leave programs). Such increase in labor costs may adversely impact our profitability, or if we fail to pay such higher wages we could suffer increased employee turnover.

While we have not historically experienced significant sales seasonality, we may require temporary personnel to adequately staff our stores, with heightened dependence during busy periods such as the holiday season and when multiple new stores are opening. There can be no assurance that we will receive adequate assistance from our temporary personnel, or that there will be sufficient sources of suitable temporary personnel to meet our demand. Any such failure to meet our staffing needs or any material increases in employee turnover rates could have a material adverse effect on our business or results of operations.

We rely on third parties to provide us with certain key services for our business. If any of these third parties fails to perform their obligations to us or declines to provide services to us in the future, we may suffer a disruption to our business. Furthermore, we may be unable to provide these services or implement substitute arrangements on a timely basis on terms favorable to us.

We receive certain key services from a range of different third parties, including merchandise vendors, landlords, suppliers and logistics partners. For example, we rely on third-parties to provide certain inbound and outbound transportation and delivery services, distribution services, customs and brokerage services and real estate management services. In connection with our sourcing activities, we rely on vendors to help us source products. If any of these third parties fails to perform their obligations to us or declines to provide services to us in the future, we may suffer a disruption to our business or increased costs. Furthermore, we may be unable to provide these services or implement substitute arrangements on a timely and cost-effective basis on terms favorable to us.

Failure to effectively utilize information systems and implement new technologies could disrupt our business or reduce our sales or profitability.

We rely extensively on various information systems, including data centers, hardware and software and applications to manage many aspects of our business, including to process and record transactions in our stores, to enable effective communication systems, to track inventory flow, to manage logistics and to generate performance and financial reports. These various systems are substantially operated by our services provider and we rely on them for efficient and consistent operations of these systems. We are dependent on the integrity, security and consistent operations of these systems and related back-up systems. Our computer systems and the third-party systems we rely on are also subject to damage or interruption from a number of causes, including power outages; computer and telecommunications failures; computer viruses, malware, phishing or distributed denial-of-service attacks; security breaches; cyber-attacks; catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes; acts of war or terrorism and design or usage errors by our associates or contractors. Compromises, interruptions or shutdowns of our systems, including those managed by third parties, whether intentional or inadvertent, could lead to delays in our business operations and, if significant or extreme, affect our results of operations.

From time to time, our systems require modifications and updates, including by adding new hardware, software and applications; maintaining, updating or replacing legacy programs; and integrating new service providers, and adding enhanced or new functionality. Although we are actively selecting systems and vendors and implementing procedures to enable us to maintain the integrity of our systems when we modify them, there are inherent risks associated with modifying or replacing systems, and with new or changed relationships, including accurately capturing and maintaining data, realizing the expected benefit of the change and managing the potential disruption of the operation of the systems as the changes are implemented. Potential issues associated with implementation of these technology initiatives could reduce the efficiency of our operations in the short term. In addition, any interruption in the operation of our websites, particularly our e-Commerce site, could cause us to suffer reputational harm or to lose sales if customers are unable to access our site or purchase merchandise from us during such interruption. The efficient operation and successful growth of our business depends upon our information systems. The failure of our information systems and the third party systems we rely on to perform as designed, or our failure to implement and operate them effectively, could disrupt our business or subject us to liability and thereby harm our profitability.

Unauthorized disclosure of sensitive or confidential information, whether through a breach of our computer system or otherwise, could severely hurt our business.

Some aspects of our business, like that of most direct-to-consumer businesses, involves the receipt, storage and transmission of customers’ personal information, consumer preferences and payment card information, including in relation to our private label credit card, as well as confidential information about our associates, our suppliers and our Company, some of which is entrusted to third-party service providers and vendors. We increasingly rely on commercially available systems, software, tools (including encryption technology) and monitoring to provide security and oversight for processing, transmission, storage and the protection of confidential information. Despite the security measures we have in place, our facilities and systems, and those of third parties with which we do business, may be vulnerable to security breaches, acts of vandalism and theft, computer viruses, misplaced or lost data, programming and/or human errors, or other similar events.

Electronic security attacks designed to gain access to sensitive information by breaching mission critical systems of large organizations are constantly evolving, and high profile electronic security breaches leading to unauthorized release of confidential information have occurred recently at a number of major U.S. companies. Attempts by computer hackers or other unauthorized third parties to penetrate or otherwise gain access to our computer systems or the systems of third parties with which we do business through fraud or other means of deceit, if successful, may result in the misappropriation of personal information, payment card or check information or confidential business information. Such incidents have been attempted or have occurred in the past, and may occur in the future. Hardware, software or applications we utilize may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. In addition, our associates, contractors or third parties with which we do business or to which we outsource business operations may attempt to circumvent our security measures in order to misappropriate such information, and may purposefully or inadvertently cause a breach involving such information. Despite advances in security hardware, software, and encryption technologies, the methods and tools used to obtain unauthorized access, disable or degrade service, or sabotage systems are constantly changing and evolving, and may be difficult to anticipate or detect for long periods of time. We are implementing and updating, our processes and procedures to protect against unauthorized access to or use of secured data and to prevent data loss. However, the ever- evolving threats mean we and our third-party service providers and vendors must continually evaluate and adapt our respective systems, procedures, controls and processes, and there is no guarantee that they will be adequate to safeguard against all data security breaches or misuses of data.

An electronic security breach in our systems (or in the systems of third parties with which we do business) that results in the unauthorized release of individually identifiable customer or other sensitive data could nonetheless occur and have a material adverse effect on our reputation and lead to financial losses from remedial actions, loss of business or potential liability, including possible punitive damages. In addition, as the regulatory environment relating to retailers and other companies’ obligation to protect such sensitive data becomes increasingly rigorous, with new and constantly changing requirements applicable to our business, compliance with those requirements could result in additional costs, and a material failure on our part to comply could subject us to fines or other regulatory sanctions and potentially to lawsuits. Further, we could be required to expend significant capital and other resources to address any data security incident or breach, which may not be covered or fully covered by our insurance and which may involve payments for investigations, forensic analyses, legal advice, public relations advice, system repair or replacement, or other services.

Use of social media, emails and text messages may adversely impact our reputation or subject us to fines or other penalties.

We use social media, emails, push notifications and text messages as part of our omni-channel approach to marketing. As laws and regulations evolve to govern the use of these channels, the failure by us, our employees or third parties acting at our direction to comply with applicable laws and regulations in the use of these channels could adversely affect our reputation or subject us to fines or other penalties. In addition, our employees or third parties acting at our direction may knowingly or inadvertently make use of social media in ways that could lead to the loss or infringement of intellectual property, as well as the public disclosure of proprietary, confidential or sensitive personal information of our business, employees, consumers or others. Information concerning us or our brands, whether accurate or not, may be posted on social media platforms at any time, including by social media influencers, and may have an adverse impact on our brand, reputation or business. The harm may be immediate without affording us an opportunity for redress or correction and could have a material adverse effect on our reputation, business, operating results, financial condition and prospects.

We may recognize impairments on long-lived assets.

Our long-lived assets, primarily stores and intangible assets, are subject to periodic testing for impairment. Store assets are reviewed using factors including, but not limited to, our future operating plans and projected future cash flows. Failure to achieve our future operating plans or generate sufficient levels of cash flow at our stores could result in impairment charges on long-lived assets, which could have a material adverse effect on our financial condition or results of operations.

Risks Related to the Manufacturing, Processing, and Supply of Our Products

We do not own or operate any manufacturing facilities and therefore depend upon third parties for the manufacture of all of our merchandise. The inability of a manufacturer to ship goods on time and to our specifications, or to operate in compliance with our guidelines or any other applicable laws, could negatively impact our business.

We do not own or operate any manufacturing facilities. As a result, we are dependent upon our timely receipt of quality merchandise from third-party manufacturers. If our manufacturers do not ship orders to us in a timely manner or meet our quality standards, it could cause delays in responding to consumer demands or inventory shortages and negatively affect consumer confidence in the quality and value of our brand or negatively impact our competitive position. Any of these factors could have a material adverse effect on our financial condition or results of operations. Furthermore, we are susceptible to increases in sourcing costs, which we may not be able to pass on to customers, and changes in payment terms from manufacturers, which could adversely affect our financial condition and results of operations.

We maintain compliance guidelines for our vendors that dictate various standards, including product quality, manufacturing practices, labor compliance and legal compliance. If any of our manufacturers fail to comply with applicable laws or these guidelines, or engage in any socially unacceptable business practices, such as poor working conditions, child labor, disregard for environmental standards or otherwise, our brand reputation could be negatively impacted and our results of operations could in turn be materially adversely affected.

The raw materials used to manufacture our products and our transportation and labor costs are subject to availability constraints and price volatility, including as a result of climate change related governmental actions, which could result in increased costs.

The raw materials used to manufacture our merchandise are subject to availability constraints and price volatility caused by high demand for cotton, high demand for petroleum-based synthetic and other fabrics, weather conditions, supply conditions, government regulations, economic climate and other unpredictable factors. In addition, our transportation and labor costs are subject to price volatility caused by many of these same factors. Increases in the demand for, or the price of, raw materials used to manufacture our merchandise or increases in transportation or labor costs could each have a material adverse effect on our cost of sales or our ability to meet our customers’ needs. We may not be able to pass all or a material portion of such increased costs on to our customers, which could negatively impact our profitability. Higher gasoline prices may also affect the willingness of consumers to drive to our stores or the shopping centers where they are located, and thereby adversely affect customer traffic. Continued rises in energy or other commodity costs could adversely affect consumer spending and demand for our products and increase our operating costs, either of which could have a material adverse effect on our financial condition and results of operations.

We are also subject to risks associated with new governmental mandates, standards or regulations intended to reduce greenhouse gas emissions or projected climate change impacts, which have resulted in, and are likely to continue resulting in, increased costs for us and our suppliers. Governmental requirements directed at regulating greenhouse gas emissions could cause us to incur expenses that we cannot recover or that will require us to increase the price of products we sell to the point that it impacts demand for those products.

The interruption of the flow of merchandise from international manufacturers could disrupt our supply chain, including as a result of the imposition of additional duties, tariffs and other charges on imports and exports.

We purchase the majority of our merchandise outside of the United States through arrangements with various vendors. In 2020, approximately 96% of our product receipts were sourced internationally, primarily from Asia. Political, social or economic instability in these regions, or in other regions where our products are made, could cause disruptions in trade, including exports to the United States. Actions in various countries, particularly China and the United States, have created uncertainty with respect to tariff impacts on the costs of some of our merchandise. The degree of our exposure is dependent on (among other things) the type of goods, rates imposed, and timing of the tariffs. Other events that could also cause disruptions to our supply chain include:

•	the imposition of additional trade law provisions or regulations;

•	the imposition of additional duties, tariffs and other charges on imports and exports, including as a result of the escalating trade war between China and the United States;

•	quotas imposed by bilateral textile agreements;

•	foreign currency fluctuations;

•	natural disasters;

•

public health issues and epidemic diseases, their effects (including any disruptions they may cause) or the perception of their effects, such as the ongoing novel coronavirus outbreak originating in China;

•	theft;

•	restrictions on the transfer of funds;

•	the financial instability or bankruptcy of manufacturers; and

•	significant labor disputes, such as dock strikes.

We cannot predict whether the countries in which our merchandise is manufactured, or may be manufactured in the future, will be subject to new or additional trade restrictions imposed by the United States or other foreign governments, including the likelihood, type or effect of any such restrictions. Trade restrictions, including new or increased tariffs or quotas, border taxes, embargoes, safeguards and customs restrictions against apparel items, as well as labor strikes and work stoppages or boycotts, could increase the cost or reduce or delay the supply of apparel available to us and adversely affect our business, financial condition or results of operations. See also “—We source a significant amount of our product receipts from China, which exposes us to risks inherent in doing business there” and “—Changes in tax laws or regulations or in our operations may impact our effective tax rate and may adversely affect our business, financial condition and results of operations.”

We source a significant amount of our product receipts from China, which exposes us to risks inherent in doing business there.

In 2020, we sourced 49% of our products from manufacturing partners in China. Additionally, our manufacturing partners outside of China may source their own raw materials from third parties in other countries, including China. With the rapid development of the Chinese economy, the cost of labor has increased and may continue to increase in the future. Furthermore, pursuant to Chinese labor laws, employers in China are subject to various requirements when signing labor contracts, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. Our results of operations will be materially and adversely affected if the labor costs of our third-party suppliers and manufacturers increase significantly. In addition, we and our manufacturers and suppliers may not be able to find a sufficient number of qualified workers due to the intensely competitive and fluid market for skilled labor in China.

Sourcing our product receipts from China exposes us to political, legal and economic risks. In particular, the political, legal and economic climate in China, both nationally and regionally, is fluid and unpredictable. Our ability to source product receipts from China may be adversely affected by changes in U.S. and Chinese laws and regulations such as those related to, among other things, taxation, import and export tariffs, environmental regulations, land use rights, intellectual property, currency controls, network security, employee benefits, hygiene supervision and other matters. In addition, we may not obtain or retain the requisite legal permits to continue to source our product receipts from China, and costs or operational limitations may be imposed in connection with obtaining and complying with such permits. In addition, Chinese trade regulations are in a state of flux, and we may become subject to other forms of taxation, tariffs and duties in China. Furthermore, the third parties we rely on in China may disclose our confidential information or intellectual property to competitors or third parties, which could result in the illegal distribution and sale of counterfeit versions of our products. Also, outbreaks of epidemic, pandemic, or contagious diseases, such as the ongoing COVID-19 outbreak originating in China, may adversely impact our ability to source products from China, including fabrics, or to source them in a timely manner. Such impacts on our sourcing could result from, among other things, disruptions from the temporary closure of third-party supplier and manufacturer facilities, restrictions on the export or shipment of our products or significant cutback of ocean container delivery from China. If any of these events occur, our business, financial condition and results of operations could be materially and adversely affected. See also “—The interruption of the flow of merchandise from international manufacturers could disrupt our supply chain, including as a result of the imposition of additional duties, tariffs and other charges on imports and exports” and “—Changes in tax laws or regulations or in our operations may impact our effective tax rate and may adversely affect our business, financial condition and results of operations.”

If the distribution facilities servicing our business were to encounter difficulties or if they were to shut down for any reason, we could face shortages of inventory in our stores, delayed shipments to our e-Commerce customers and harm to our reputation. Any of these issues, as well as loss of the use of our corporate offices due to natural disasters, public health issues or otherwise could have a material adverse effect on our business operations.

We operate and are continuing to invest in our own distribution facility in West Jefferson, Ohio. In addition, our omni-channel business model is serviced in part by a distribution facility that is operated by Hot Topic, in City of Industry, California. As of August 2019, we transitioned our e-Commerce fulfillment operations to our facility in West Jefferson, Ohio and as of October 2020, we transitioned our retail fulfillment that was serviced out of Hot Topic’s facility in La Vergne, Tennessee to our facility in West Jefferson, Ohio. We continue to use Hot Topic’s distribution facility located in City of Industry, California, to support a significant portion of our business. The success of our stores depends on their timely receipt of merchandise. The efficient flow of our merchandise requires that our distribution facilities be operated effectively and have adequate capacity to support our current level of operations and any anticipated increased levels that may follow from the growth of our business.

If we encounter difficulties associated with our distribution facilities, including operational difficulties in connection with fully transitioning to our facility in West Jefferson, Ohio, or in our relationship with the third party operating our facilities or our facilities were to shut down for any reason, including as a result of fire or other natural disaster, public health issues (including COVID-19) or work stoppage, we could face shortages of inventory, resulting in “out of stock” conditions in our stores, incur significantly higher costs and longer lead times associated with distributing our products to both our stores and e-Commerce customers and experience dissatisfaction from our customers. Any of these outcomes could have a material adverse effect on our business and harm our reputation.

In addition to our distribution facilities, our corporate offices are also vulnerable to damage from natural disasters, fire, public health issues and other unexpected events which could cause us to experience significant disruption in our business, resulting in lost sales and productivity, and causing us to incur significant costs to repair, any of which could have a material adverse effect on our business.

We rely upon independent third-party transportation providers for substantially all of our product shipments and are subject to increased shipping costs as well as the potential inability of our third-party transportation providers to deliver on a timely basis.

We currently rely upon independent third-party transportation providers for substantially all of our product shipments, including shipments to our distribution centers, to and from all of our stores and to our customers. Our utilization of these delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather which may impact a shipping company’s ability to provide delivery services that adequately meet our shipping needs. If we change the shipping companies we use, we could face logistical difficulties that could adversely affect deliveries and we would incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those received from our current independent third-party transportation providers which, in turn, would increase our costs.

Risks Related to Government Regulation and Litigation

Failure to comply with federal and state laws and regulations and industry standards relating to privacy, data protection, advertising and consumer protection, or the expansion of current or the enactment of new laws, regulations or industry standards relating to privacy, data protection, advertising and consumer protection, could adversely affect our business, financial condition, and results of operations.

We rely on a variety of marketing and advertising techniques, including email communications, affiliate partnerships, social media interactions, influencer partnerships, digital marketing, direct mailers and public relations initiatives, and we are subject to various laws, regulations and industry standards that govern such marketing and advertising practices. A variety of federal and state laws and regulations and certain industry standards govern the collection, use, retention, sharing and security of consumer data, particularly in the context of digital marketing which we rely upon to attract new customers.

Laws, regulations and industry standards (including, for example, the Payment Card Industry Data Security Standard, or PCI-DSS) relating to privacy, data protection, marketing and advertising, and consumer protection are evolving and subject to potentially differing interpretations. These requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, our practices may not have complied or may not comply in the future with all such laws, regulations, standards, requirements and obligations. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any federal or state privacy or consumer protection-related laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject or other legal obligations relating to privacy or consumer protection could adversely affect our reputation, brand and business, and may result in claims, proceedings or actions against us by governmental entities, customers, suppliers or others or other liabilities or may require us to change our operations and/or cease using certain data sets. Any such claims, proceedings or actions could hurt our reputation, brand and business, force us to incur significant expenses in defense of such proceedings or actions, distract our management, increase our costs of doing business, result in a loss of customers, suppliers or vendors and result in the imposition of monetary penalties. We may also be contractually required to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any laws, regulations or other legal obligations relating to privacy or consumer protection or any inadvertent or unauthorized use or disclosure of data that we store or handle as part of operating our business.

Federal and state governmental authorities continue to evaluate the privacy implications inherent in the use of third-party “cookies” and other methods of online tracking for behavioral advertising and other purposes. The U.S. government has enacted, has considered or is considering legislation or regulations that could significantly restrict the ability of companies and individuals to engage in these activities, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools or the use of data gathered with such tools. Additionally, some providers of consumer devices and web browsers have implemented, or announced plans to implement, means to make it easier for Internet users to prevent the placement of cookies or to block other tracking technologies, which could if widely adopted result in the use of third-party cookies and other methods of online tracking becoming significantly less effective. The regulation of the use of these cookies and other current online tracking and advertising practices or a loss in our ability to make effective use of services that employ such technologies could increase our costs of operations and limit our ability to acquire new customers on cost-effective terms and, consequently, materially and adversely affect our business, financial condition, and results of operations.

In addition, various federal and state legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection, consumer protection, and advertising. For example, in 2020, the California Consumer Privacy Act (“CCPA”), came into force provides new data privacy rights for California consumers and new operational requirements for covered companies. Specifically, the CCPA mandates that covered companies provide new disclosures to California consumers and afford such consumers new data privacy rights that include, among other things, the right to request a copy from a covered company of the personal information collected about them, the right to request deletion of such personal information, and the right to request to opt-out of certain sales of such personal information. The California Attorney General can enforce the CCPA, including seeking an injunction and civil penalties for violations. The CCPA also provides a private right of action for certain data breaches that is expected to increase data breach litigation. Additionally, a new privacy law, the California Privacy Rights Act (“CPRA”), was approved by California voters in the November 3, 2020 election. The CPRA, which takes effect on January 1, 2023 and significantly modifies the CCPA, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. Some observers have noted the CCPA and CPRA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could also increase our potential liability and adversely affect our business. For example, the CCPA has encouraged “copycat” laws and in other states across the country, such as in Virginia, New Hampshire, Illinois and Nebraska. This legislation may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment in resources to compliance programs, and could impact strategies and availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies. Additionally, the Federal Trade Commission and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination and security of data.

Foreign privacy laws are also undergoing a period of rapid change, have become more stringent in recent years and may increase the costs and complexity of offering our products and services in new geographies. In Canada, where we operate, the Personal Information Protection and Electronic Documents Act, or PIPEDA, and various provincial laws require that companies give detailed privacy notices to consumers; obtain consent to use personal information, with limited exceptions; allow individuals to access and correct their personal information; and report certain data breaches. In addition, Canada’s Anti-Spam Legislation, or CASL, prohibits email marketing without the recipient’s consent, with limited exceptions. Failure to comply with PIPEDA, CASL or provincial privacy or data protection laws could result in significant fines and penalties or possible damage awards.

In addition, the data protection landscape in the European Union (“EU”) and European Economic Area (“EEA”) is continually evolving, resulting in possible significant operational costs for internal compliance and risks to our business. The EU adopted the General Data Protection Regulation (“GDPR”), which became effective in May 2018, and contains numerous requirements and changes from previously existing EU laws, including extended data subjects’ rights for individuals, consent requirements for certain marketing activities and heavier documentation requirements for data protection compliance programs by companies.

Among other requirements, the GDPR regulates the transfer of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United

States. Recent legal developments in Europe have created complexity and uncertainty regarding such transfers. For instance, on July 16, 2020, the Court of Justice of the European Union (the “CJEU”) invalidated the EU-U.S. Privacy Shield Framework (the “Privacy Shield”) under which personal data could be transferred from the EEA to U.S. entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism and potential alternative to the Privacy Shield), it made clear that reliance on such clauses alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, including, in particular, applicable surveillance laws and rights of individuals, and additional measures and/or contractual provisions may need to be put in place; however, the nature of these additional measures is currently uncertain. The CJEU went on to state that if a competent supervisory authority believes that the standard contractual clauses cannot be complied with in the destination country and that the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer.

Failure to comply with the GDPR could result in investigations and enforcement by regulators, penalties for noncompliance (including possible fines of up to the greater of €20 million and 4% of our global annual turnover for the preceding financial year for the most serious violations), as well as public exposure as a result of negative press coverage. Failure to comply with the GDPR can also result in claims for compensation for financial or non-financial damages under Article 82 of the GDPR and cease and desist claims brought to court by individuals (i.e. customers or website visitors), litigation financiers or plaintiff organizations bundling claims of affected individuals for purposes of mass litigation, consumer protection organizations acting against “unfair competition” and/or competitors.

In addition to the GDPR, the European Commission has another draft regulation in the approval process that focuses on a person’s right to conduct a private life. The proposed legislation, known as the Regulation of Privacy and Electronic Communications (“ePrivacy Regulation”), would replace the current ePrivacy Directive. While the text of the ePrivacy Regulation is still under development, a recent European court decision and regulators’ recent guidance are driving increased attention to cookies and tracking technologies. Regulators started initiatives to enforce the strict approach in recent guidance, which could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies may lead to broader restrictions on our marketing and personalization activities and may negatively impact our efforts to interact with our customers.

Further, in March 2017, the United Kingdom (“U.K.”) formally notified the European Council of its intention to leave the EU pursuant to Article 50 of the Treaty on European Union (“Brexit”). The U.K. ceased to be an EU Member State on January 31, 2020, but enacted a Data Protection Act substantially implementing the GDPR, effective in May 2018, which was further amended to align more substantially with the GDPR following Brexit. It is unclear how U.K. data protection laws or regulations will develop in the medium to longer term and how data transfers to and from the U.K. will be regulated. Some countries also are considering or have enacted legislation requiring local storage and processing of data that could increase the cost and complexity of delivering our services. Beginning in 2021 when the transitional period following Brexit expires, we will be required to comply with both the GDPR and the U.K. GDPR, with each regime having the ability to fine up to the greater of €20 million (in the case of the GDPR) or £17 million (in the case of the U.K. GDPR) and 4% of total annual revenue. The relationship between the U.K. and the E.U. in relation to certain aspects of data protection law remains unclear, including, for example, how data transfers between E.U. member states and the U.K. will be treated following the end of the transitional period. These changes could lead to additional costs and increase our overall risk exposure.

Further, we are subject to the Payment Card Industry, or PCI, Data Security Standard, which is a multifaceted security standard that is designed to protect credit card account data as mandated by payment card industry entities. We rely on vendors to handle PCI matters and to ensure PCI compliance. Despite our compliance efforts, we may become subject to claims that we have violated the PCI Data Security Standard, based on past, present, and future business practices, which could have an adverse impact on our business and reputation.

Each of these privacy, security, and data protection laws and regulations, and any other such changes or new laws or regulations, could impose significant limitations, require changes to our business, or restrict our use or storage of personal information, which may increase our compliance expenses and make our business more costly or less efficient to conduct. In addition, any such changes could compromise our ability to develop an adequate marketing strategy and pursue our growth strategy effectively, which, in turn, could adversely affect our business, financial condition, and results of operations. Finally, any actual or perceived failure to comply with these laws could result in a costly investigation or litigation resulting in potentially significant liability and a material and adverse impact on our reputation and business.

We are subject to payment-related risks that could increase our operating costs, expose us to fraud or theft, subject us to potential liability and potentially disrupt our business.

We accept payments using a variety of methods, including cash, checks, credit and debit cards, and gift cards, and we may offer new payment options over time. Acceptance of these payment options subjects us to rules, regulations, contractual obligations and compliance requirements, including payment network rules and operating guidelines, data security standards and certification requirements, and rules governing electronic funds transfers. These requirements may change over time or be reinterpreted, making compliance more difficult or costly.

For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs. We rely on third parties to provide payment processing services, including the processing of credit cards, debit cards, and other forms of electronic payment. If these companies become unable to provide these services to us, or if their systems are compromised, it could potentially disrupt our business. The payment methods that we offer also subject us to potential fraud and theft by criminals, who are becoming increasingly more sophisticated, seeking to obtain unauthorized access to or exploit weaknesses that may exist in the payment systems. If we fail to comply with applicable rules or requirements for the payment methods we accept, or if payment-related data is compromised due to a breach or misuse of data, we may be liable for costs incurred by payment card issuing banks and other third parties or subject to fines and higher transaction fees, or our ability to accept or facilitate certain types of payments may be impaired. In addition, our customers could lose confidence in certain payment types, which may result in a shift to other payment types or potential changes to our payment systems that may result in higher costs. As a result, our business and operating results could be adversely affected.

There are claims made against us from time to time that can result in litigation or regulatory proceedings which could distract management from our business activities and result in significant liability.

We face the risk of litigation and other claims against us. Litigation and other claims may arise in the ordinary course of our business and include commercial disputes, employment related claims, including wage and hour claims, intellectual property disputes, such as trademark, copyright and patent infringement disputes, consumer protection and privacy matters, product-related allegations, and premises liability claims. In addition, we could face a wide variety of employee claims against us, including general discrimination, privacy, labor and employment, ERISA and disability claims.

Any claims could result in litigation against us and could also result in regulatory proceedings being brought against us by various federal and state agencies that regulate our business, including the United States Equal Employment Opportunity Commission, the Federal Trade Commission or the Consumer Product Safety Commission. Often these cases raise complex factual and legal issues, which are subject to risks and uncertainties and could require significant management time. Litigation and other claims and regulatory proceedings against us could result in unexpected expenses, legal liability and injunctions against us or restrictions placed upon us, which could disrupt our operations, preclude us from selling products, or otherwise have a material adverse effect on our operations, financial results and our reputation.

In addition, we may be subject to liability if we infringe the trademarks or other intellectual property rights of third parties. If we were to be found liable for any such infringement, we could be required to pay substantial damages and could be subject to injunctions preventing further infringement. Such infringement claims could subject us to boycotts by our customers and harm to our brand image. In addition, any payments we are required to make and any injunctions we are required to comply with as a result of such infringement actions could adversely affect our financial results.

Changes in laws, including employment laws and laws related to our merchandise, could make conducting our business more expensive or otherwise change the way we do business.

We are subject to numerous laws and regulations, including labor and employment, product safety, customs, truth-in-advertising, consumer protection, privacy and zoning and occupancy laws and ordinances, intellectual property laws and other laws that regulate retailers generally and/or govern the import and export of goods, advertising and promotions, the sale of merchandise, product content and the operation of stores and warehouse facilities. If these regulations were to change or were violated by our management, employees, vendors, buying agents or trading companies, the costs of certain goods could increase, or we could experience delays in shipments of our goods, be subject to fines or penalties, or suffer reputational harm, which could reduce demand for our merchandise and hurt our business and results of operations.

In addition to increased regulatory compliance requirements, changes in laws could make ordinary conduct of our business more expensive or require us to change the way we do business. For example, changes in federal and state minimum wage laws could raise the wage requirements for certain of our employees, which would likely cause us to reexamine our entire wage structure for stores. Other laws related to employee benefits and treatment of employees, including laws related to limitations on employee hours, work scheduling, supervisory status, leaves of absence, mandated health benefits or overtime pay, could also negatively impact us, such as by increasing compensation and benefits costs for overtime and medical expenses.

Moreover, changes in product safety or other consumer protection laws, environmental laws and other regulations could lead to increased compliance costs to us for certain merchandise, or additional labor costs associated with readying merchandise for sale. It is often difficult for us to plan and prepare for potential changes to applicable laws and future compliance costs related to such changes could be material to us. See “—Failure to comply with federal and state laws and regulations and industry standards relating to privacy, data protection, advertising and consumer protection, or the expansion of current or the enactment of new laws, regulations or industry standards relating to privacy, data protection, advertising and consumer protection, could adversely affect our business, financial condition, and results of operations.”

Changes in tax laws or regulations or in our operations may impact our effective tax rate and may adversely affect our business, financial condition and results of operations.

Changes in tax laws or regulations in any of the jurisdictions in which we operate, or adverse outcomes from tax audits that we may be subject to in any of the jurisdictions in which we operate, could result in an unfavorable change in our effective tax rate, which could adversely affect our business, financial condition and operating results. The “Coronavirus Aid, Relief, and Economic Security Act,” or the CARES Act, was signed into law in March 2020 in response to the COVID-19 pandemic. The CARES Act resulted in significant changes to the U.S. federal corporate tax law and provides numerous tax provisions and other stimulus measures, including temporary changes regarding the prior and future utilization of net operating losses, temporary changes to the prior and future limitations on interest deductions, temporary suspension of certain payment requirements for the employer portion of Social Security taxes, technical corrections from prior tax legislation for tax depreciation of certain qualified improvement property, and the creation of certain refundable employee retention credits. Additionally, several state and foreign jurisdictions have enacted additional legislation to conform with federal changes. In December 2020, the “Consolidated Appropriations Act,” or the CAA, was enacted in further response to the COVID-19 pandemic. The CAA revises certain tax measures enacted under the CARES Act, such as the deductibility of certain meal and entertainment expense paid or incurred in 2021 and 2022, and employment retention credit claims. We have considered the applicable tax law changes in our tax provision for 2020 and continue to evaluate the impact of these tax law changes on future periods.

Additionally, recent political developments have introduced greater uncertainty with respect to tax and trade policies, tariffs and government regulations affecting trade between the U.S. and other countries. We source the majority of our merchandise from manufacturers located outside of the U.S., including a significant amount from Asia. China and the United States have each previously imposed tariffs on exports from the other in an escalating trade war. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Further major developments in tax policy or trade relations, such as the disallowance of tax deductions for imported merchandise or the imposition of unilateral tariffs on imported products, could have a material adverse effect on our business, results of operations and liquidity. See also “—The interruption of the flow of merchandise from international manufacturers could disrupt our supply chain, including as a result of the imposition of additional duties, tariffs and other charges on imports and exports” and “—We source a significant amount of our product receipts from China, which exposes us to risks inherent in doing business there.”

The recent presidential and congressional elections in the United States could also result in significant changes in, and uncertainty with respect to, tax legislation, regulation and government policy directly affecting us and our business. For example, the United States government may enact significant changes to the taxation of business entities including, among others, a permanent increase in the corporate income tax rate, an increase in the tax rate applicable to the global intangible low-taxed income and elimination of certain exemptions, and the imposition of minimum taxes or surtaxes on certain types of income. The likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on us or our business. To the extent that such changes have a negative impact on us or our business, these changes may materially and adversely impact our business, financial condition and results of operations.

Government or consumer concerns about product safety could result in regulatory actions, recalls or changes to laws, which could harm our reputation, increase costs or reduce sales.

We are subject to regulation by the Consumer Product Safety Commission and similar state and international regulatory authorities, and our products could be subject to involuntary recalls and other actions by these authorities. We purchase merchandise from suppliers domestically as well as outside the United States. One or more of our suppliers might not adhere to product safety requirements or our quality control standards, and we might not identify the deficiency before such merchandise is received by our customers. Issues of product safety could result in a recall of products we sell. Additionally, regulatory authorities, including the Consumer Product Safety Commission, have undertaken reviews of product safety and are in the process of enacting or are considering various proposals for more stringent laws and regulations. In particular, the Consumer Product Safety Improvement Act of 2008, which imposes significant requirements on the sale of consumer products and enhanced penalties for noncompliance. Such regulations contain provisions which have uncertain applicability to products we sell, and such lack of certainty may inhibit our willingness to carry products or cause us to carry product we otherwise would not. These regulations could result in delays in getting products to our stores, lost sales, the rejection of our products by consumers, damage to our reputation or material increases in our costs, and may have a material adverse effect on our business. Moreover, individuals and organization may assert legal claims for our non-compliance with consumer product rules and regulations, and we may be subject to lawsuits relating to these claims. There is a risk that these claims or liabilities may exceed or fall outside the scope of indemnities provided by third parties or outside the coverages of our insurance policies.

We may be unable to protect our trademarks or other intellectual property rights, which could harm our business.

We rely on certain trademark registrations and common law trademark rights to protect the distinctiveness of our brand. However, there can be no assurance that the actions we have taken to establish and protect our trademarks will be adequate to prevent imitation of our trademarks by others or to prevent others from claiming that sales of our products infringe, dilute or otherwise violate third party trademarks or other proprietary rights that could block sales of our products.

The laws of certain foreign countries may not protect the use of unregistered trademarks to the same extent as do the laws of the United States. As a result, international protection of our brand image may be limited and our right to use our trademarks outside the United States could be impaired. Other persons or entities may have rights to trademarks that contain portions of our marks or may have registered similar or competing marks for apparel and/or accessories in foreign countries in which our vendors source our merchandise. There may also be other prior registrations of trademarks identical or similar to our trademarks in other foreign countries of which we are not aware. Accordingly, it may be possible for others to prevent the manufacture of our branded goods in certain foreign countries or the sale or exportation of our branded goods from certain foreign countries to the United States. If we were unable to reach a licensing arrangement with these parties, our vendors may be unable to manufacture our products in those countries. Our inability to register our trademarks or purchase or license the right to use the relevant trademarks or logos in these jurisdictions could limit our ability to obtain supplies from less costly markets or penetrate new markets in jurisdictions outside the United States.

Litigation may be necessary to protect and enforce our trademarks and other intellectual property rights, or to defend against claims by third parties alleging that we infringe, dilute or otherwise violate third party trademarks or other intellectual property rights. Any litigation or claims brought by or against us, whether with or without merit, and whether successful or not, could result in substantial costs and diversion of our resources, which could have a material adverse effect on our business, financial condition, results of operations or cash flows. Any intellectual property litigation or claims against us could result in the loss or compromise of our intellectual property rights, could subject us to significant liabilities, require us to seek licenses on unfavorable terms, if available at all, prevent us from manufacturing or selling certain products, limit our ability to market or sell to our customers using certain methods or technologies and/or require us to redesign or re-label our products or rename our brand, any of which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Risks Related to Our Indebtedness

Our indebtedness and lease obligations could adversely affect our financial flexibility and our competitive position.

As of January 30, 2021, we had $204.9 million of outstanding indebtedness, consisting of term loans under the Amended Term Loan Credit Agreement (as defined below) in an initial aggregate amount of $260.0 million, which is recorded net of an original issue discount of $2.9 million and has a maturity date of December 14, 2024. Our level of indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. We also have, and will continue to have, significant lease obligations. As of January 30, 2021, the estimated annual future occupancy payments, for lease terms that include periods covered by options to extend some of our leases, for 2020 was $356.0 million. Our indebtedness and lease obligations could have other important consequences to you and significant effects on our business. For example, it could:

•	increase our vulnerability to adverse changes in general economic, industry and competitive conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness and leases, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	restrict us from exploiting business opportunities;

•	make it more difficult to satisfy our financial obligations, including payments on our indebtedness;

•	place us at a disadvantage compared to our competitors that have less debt and lease obligations; and

•	limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other general corporate purposes.

In addition, the Amended Term Loan Credit Agreement and the agreement governing the ABL Facility contain, and the agreements evidencing or governing any other future indebtedness may contain, restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness.

Our indebtedness may restrict our current and future operations, which could adversely affect our ability to respond to changes in our business and to manage our operations.

The Amended Term Loan Credit Agreement and the agreement governing the ABL Facility contain, and the agreements evidencing or governing any other future indebtedness may contain, financial restrictions on us and our restricted subsidiaries, including restrictions on our or our restricted subsidiaries’ ability to, among other things:

•	place liens on our or our restricted subsidiaries’ assets;

•	make investments other than permitted investments;

•	incur additional indebtedness;

•	prepay or redeem certain indebtedness;

•	merge, consolidate or dissolve;

•	sell assets;

•	engage in transactions with affiliates;

•	change the nature of our business;

•	change our or our subsidiaries’ fiscal year or organizational documents; and

•	make restricted payments (including certain equity issuances).

In addition, we are required to maintain compliance with various financial ratios in the Term Loan Credit Agreement and the agreement governing the ABL Facility.

A failure by us or our subsidiaries to comply with the covenants or to maintain the required financial ratios contained in the Amended Term Loan Credit Agreement and the agreement governing the ABL Facility could result in an event of default under such indebtedness, which could adversely affect our ability to respond to changes in our business and manage our operations. Additionally, a default by us under the Amended Term Loan Credit Agreement, the agreement governing the ABL Facility or an agreement governing any other future indebtedness may trigger cross-defaults under the Amended Term Loan Credit Agreement, the agreement governing the ABL Facility or any other future agreements governing our indebtedness. Upon the occurrence of an event of default or cross-default under any of the present or future agreements governing our indebtedness, the lenders could elect to declare all amounts outstanding to be due and payable and exercise other remedies as set forth in the agreements. If any of our indebtedness were to be accelerated, there can be no assurance that our assets would be sufficient to repay this indebtedness in full, which could have a material adverse effect on our ability to continue to operate as a going concern. See “Description of Certain Indebtedness.”

Risks Related to this Offering and Ownership of Our Common Stock

Following the offering, we will be classified as a “controlled company” and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements. In addition, Sycamore’s interests may conflict with our interests and the interests of other stockholders.

After the closing of this offering, Sycamore will continue to control a majority of our common stock. As a result, we will be a “controlled company” within the meaning of the applicable stock exchange corporate governance standards. Under the rules of the NYSE, a company of which more than 50% of the outstanding voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain stock exchange corporate governance requirements, including:

•	the requirement that a majority of our board of directors consists of independent directors;

•	the requirement that nominating and corporate governance matters be decided solely by independent directors; and

•	the requirement that employee and officer compensation matters be decided solely by independent directors.

Following this offering, we intend to utilize these exemptions. As a result, we may not have a majority of independent directors and our nominating and corporate governance and compensation functions may not be decided solely by independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the stock exchange corporate governance requirements.

The interests of Sycamore and its affiliates, which include Hot Topic, could conflict with or differ from our interests or the interests of our other stockholders. For example, the concentration of ownership held by Sycamore could delay, defer or prevent a change of control of our Company or impede a merger, takeover or other business combination which may otherwise be favorable for us and our other stockholders. Additionally, Sycamore is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete, directly or indirectly with us. Sycamore may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as Sycamore continues to directly or indirectly own a significant amount of our common stock, even if such amount is less than a majority thereof, Sycamore will continue to be able to substantially influence or effectively control our ability to enter into corporate transactions.

An active public market for our common stock may not develop following this offering, which could limit your ability to sell your shares of our common stock at an attractive price, or at all.

Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest in our Company will lead to the development of an active trading market in our common stock or how liquid that market might become. An active public market for our common stock may not develop or be sustained after the offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all.

We are an “emerging growth company” under the JOBS Act, and any decision on our part to comply with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we currently intend to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under

Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), reduced disclosure obligations regarding executive compensation in our registration statements, periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We will cease to be an emerging growth company upon the earliest of: (i) the last day of the fiscal year (A) in which we had more than $1.07 billion in “total annual gross revenues,” (B) we are deemed to be a “large accelerated filer” under the rules of the SEC, or (C) following the fifth anniversary of the date of the completion of this offering (ii) the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period. We cannot predict if investors will find our common stock less attractive if we choose to rely on exemptions from certain disclosure requirements. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

In addition, as our business grows, we may cease to satisfy the conditions of an “emerging growth company.” Under the JOBS Act, “emerging growth companies” can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not “emerging growth companies.”

We are currently evaluating and monitoring developments with respect to these new rules, and we cannot assure you that we will be able to take advantage of all of the benefits from the JOBS Act.

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

After this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

•	quarterly variations in our operating results compared to market expectations;

•	changes in preferences of our customers;

•	announcements of new products, significant price reductions or other strategic actions by us or our competitors;

•	public reactions to our press releases, public announcements and/or filings with the SEC;

•	speculation in the press or investment community;

•	size of the public float;

•	stock price performance and valuations of our competitors;

•	fluctuations in stock market prices and volumes;

•	default on our indebtedness or foreclosure of our properties;

•	actions by competitors or other shopping center tenants;

•	changes in senior management or key personnel;

•	actions by our stockholders;

•	changes in financial estimates by securities analysts or our failure to meet any such estimates;

•	negative earnings or other announcements by us or other retail apparel companies;

•	downgrades in our credit ratings or the credit ratings of our competitors;

•	issuances (or sales by our stockholders) of capital stock;

•	general market conditions;

•	global economic, legal and regulatory factors unrelated to our performance; and

•	the realization of any of the risks described in this section, or other risks that may materialize in the future.

Numerous factors affect our business and cause variations in our operating results and affect our net sales and comparable store sales, including consumer preferences, buying trends and overall economic trends; our ability to identify and respond effectively to product trends and customer preferences; changes in the population of our target segment; actions by competitors and other shopping center tenants; changes in our merchandise mix; pricing; the timing of our releases of new merchandise and promotional events; the level of customer service that we provide in our stores; changes in sales mix among sales channels; our ability to source and distribute products effectively; inventory shrinkage; weather conditions, particularly during the holiday season; and the number of stores we open, close and convert in any period.

The initial public offering price of our common stock will be determined by negotiations between us and the underwriters based upon a number of factors and may not be indicative of prices that will prevail following the consummation of this offering. Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the initial public offering price. As a result, you may suffer a loss on your investment.

In addition, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many retail companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have                  shares of common stock outstanding. The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended (the “Securities Act”), except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

We, each of our officers and directors, Sycamore and certain other security holders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for, or that represent the right to receive, shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of                 . See “Underwriting.” When the lock-up period expires, we and those of our beneficial owners who are subject to a lock-up agreement will be able to sell our shares in the public market. In addition,                  may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements at any time and for any reason. See “Underwriting” and “Shares Eligible for Future Sale.” Sales of a substantial number of such shares upon expiration of the lock-up agreements, the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your shares of common stock at a time and price that you deem appropriate.

All of our shares of common stock outstanding as of the date of this prospectus may be sold in the public market by existing stockholders 180 days after the date of this prospectus, subject to applicable limitations imposed under federal securities laws. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our common stock after this offering.

In the future, we may also issue our securities if we need to raise capital in connection with a capital raise or acquisitions. The amount of shares of our common stock issued in connection with a capital raise or acquisition could constitute a material portion of our then-outstanding shares of our common stock.

Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the consummation of this offering will contain provisions that may make the merger or acquisition of our Company more difficult without the approval of our board of directors. Among other things, these provisions:

•

would allow us to authorize the issuance of undesignated preferred stock in connection with a stockholder rights plan or otherwise, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•

prohibit stockholder action by written consent from and after the date on which the parties to our stockholders agreement and their affiliates cease to beneficially own at least 50% of the total voting power of all then outstanding shares of our capital stock unless such action is recommended by all directors then in office;

•

provide that our board of directors is expressly authorized to make, alter, or repeal our bylaws and that our stockholders may only amend our bylaws with the approval of 75% or more of all of the outstanding shares of our capital stock entitled to vote, if the parties to our stockholders agreement and their affiliates beneficially own less than 50% in voting power of our stock entitled to vote generally in the election of directors; and

•	establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Further, as a Delaware corporation, we are also subject to provisions of Delaware law, which may impair a takeover attempt that our stockholders may find beneficial. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our Company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution.

Based on our net tangible book value per share as of                 , 2021 and an assumed initial public offering price of $             per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $             per share, representing the difference between our net tangible book value per share and the assumed initial public offering price. In addition, you may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our employees, consultants and directors under our stock option and incentive plans. See “Dilution.”

We do not expect to pay any cash dividends for the foreseeable future.

The continued operation and expansion of our business will require substantial funding. Accordingly, we do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Additionally, our operating subsidiaries are currently restricted from paying cash dividends by the agreements governing their indebtedness, and we expect these restrictions to continue in the future. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

If we are unable to design, implement and maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley, we may not be able to report our financial results in a timely and reliable manner, which could have a material adverse effect on our business and stock price. We have identified material weaknesses in our internal control over financial reporting.

As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal controls over financial reporting, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our operating results. In addition, we will be required upon completion of the offering to comply with the SEC’s rules implementing Sections 302 and 404 of Sarbanes-Oxley, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting starting with the first fiscal year after the completion of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of Sarbanes-Oxley.

In connection with the audits of our consolidated financial statements as of and for the years ended January 30, 2016, January 28, 2017 and February 3, 2018 we identified material weaknesses in our internal control over financial reporting. These material weaknesses resulted in a revision and restatement of previously issued annual and interim consolidated financial statements and could result in misstatements to our consolidated financial statements or disclosures that would result in a material misstatement to our annual or interim consolidated financial statements that would not be prevented or detected on a timely basis. The material weaknesses we identified were as follows: (1) we determined that we did not maintain a sufficient complement of resources with an appropriate level of accounting expertise, knowledge and training commensurate with the complexity of our financial accounting and financial reporting requirements to allow for appropriate monitoring of financial reporting matters and internal control over financial reporting; (2) we did not maintain effective controls over the period-end financial reporting process and preparation of financial statements; (3) we configured key accounting systems that allowed for journal entries to be created and posted by the same individual; and (4) we did not design and maintain controls related to the accuracy and presentation of our share-based compensation expense and the corresponding capital contribution from Torrid Holding LLC. As of February 2, 2019, the material weaknesses with respect to a sufficient complement of resources, controls over the financial reporting process, and configuration of key accounting systems had been remediated. We are in the process of designing and implementing measures to improve our internal control over share-based compensation and remediate the control deficiencies that led to this material weakness.

We cannot assure you that the measures we have taken to date, together with any measures we may take in the future, will be sufficient to remediate the control deficiencies that led to our material weakness regarding share-based compensation or to avoid potential future material weaknesses. If we are unable to conclude that we have effective internal control over financial reporting or if our efforts are not successful to remediate the control deficiencies that led to our material weakness regarding share-based compensation or other material weaknesses or control deficiencies occur in the future, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements and investors may lose confidence in our financial reporting, which could have a material adverse effect on the trading price of our stock.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with the Company or the Company’s directors, officers or other employees.

Our amended and restated certificate of incorporation will provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (1) derivative action or proceeding brought on behalf of our Company, (2) action asserting a claim of breach of a fiduciary duty owed by any director or officer of our Company to the Company or the Company’s stockholders, (3) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”) or our amended and restated certificate of incorporation or our amended and restated bylaws, or (4) action asserting a claim against us or any director or officer of the Company governed by the internal affairs doctrine. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternate forum, the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws. We note that there is uncertainty as to whether a court would enforce the choice of forum provision with respect to claims under the federal securities laws, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provisions in our amended and restated certificate of incorporation. This choice-of-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or the Company’s directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our amended and restated certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

General Risk Factors

We depend on key members of our executive management team and may not be able to retain or replace these individuals or recruit additional personnel, which could harm our business.

We depend on the leadership and experience of key members of our executive management team. The loss of the services of any of our executive management could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace such personnel on a timely basis or without incurring increased costs, or at all. In addition, we believe that our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel. There is a high level of competition for experienced, successful personnel in the retail industry. Our inability to meet our staffing requirements in the future could impair our growth and harm our business.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our Company, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

We will incur increased costs as a result of becoming a public company, particularly after we are no longer an “emerging growth company.”

As a public company, we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with complying with the requirements of Sarbanes-Oxley and related rules implemented by the SEC and. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

After we are no longer an “emerging growth company,” we expect to incur additional management time and cost to comply with the more stringent reporting requirements applicable to companies that are deemed accelerated filers or large accelerated filers, including complying with the auditor attestation requirements of Section 404 of Sarbanes-Oxley. See “—We are an “emerging growth company” under the JOBS Act, and any decision on our part to comply with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.”

We are currently unable to estimate the costs we may incur as a result of becoming a public company or the timing of such costs with any degree of certainty.

War, terrorism and other catastrophes could negatively impact our customers, places where we do business and our expenses.

The continued threat of terrorism, heightened security and military action in response to this threat, any future acts of terrorism, and significant natural disasters, public health issues or other catastrophic events may cause disruptions and create uncertainties that affect our business. To the extent that such disruptions or uncertainties negatively impact commercial transportation and shipping, shopping patterns and/or shopping center traffic, or adversely affect consumer confidence or the economy in general, our business, operating results and financial condition could be materially and adversely affected. A significant natural disaster, public health issue or other catastrophic event affecting our facilities could materially affect our supply chain, our information system and other aspects of our operations.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words and terms of similar meaning (including their negative counterparts or other various or comparable terminology) in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, strategies or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

•	successfully manage risks relating to the spread of COVID-19, including any adverse impacts on our supply chain, workforce, facilities, customer services and operations;

•	changes in consumer spending and general economic conditions;

•	our ability to identify and respond to new and changing product trends, customer preferences and other related factors;

•	our dependence on a strong brand image;

•	damage to our reputation arising from our use of social media, email and text messages;

•	increased competition from other brands and retailers;

•	our reliance on third parties to drive traffic to our website;

•	the success of the shopping centers in which our stores are located;

•	our ability to adapt to consumer shopping preferences and develop and maintain a relevant and reliable omni-channel experience for our customers;

•	our dependence upon independent third parties for the manufacture of all of our merchandise;

•	availability constraints and price volatility in the raw materials used to manufacture our products;

•	interruptions of the flow of our merchandise from international manufacturers causing disruptions in our supply chain;

•	our sourcing a significant amount of our products from China;

•	shortages of inventory, delayed shipments to our e-Commerce customers and harm to our reputation due to difficulties or shut-down of our distribution facilities (including as a result of COVID-19);

•	our reliance upon independent third-party transportation providers for substantially all of our product shipments;

•	our growth strategy;

•	our leasing substantial amounts of space;

•	our failure to find store employees that reflect our brand image and embody our culture;

•	our reliance on third-parties for the provision of certain services, including distribution and real estate management;

•	our dependence upon key executive management;

•	our reliance on information systems;

•	system security risk issues that could disrupt our internal operations or information technology services;

•	unauthorized disclosure of sensitive or confidential information, whether through a breach of our computer system or otherwise;

•	our failure to comply with federal and state laws and regulations and industry standards relating to privacy, data protection, advertising and consumer protection;

•	payment-related risks that could increase our operating costs or subject us to potential liability;

•	claims made against us resulting in litigation;

•	changes in laws and regulations applicable to our business;

•	regulatory actions or recalls arising from issues with product safety;

•	our inability to protect our trademarks or other intellectual property rights;

•	our substantial indebtedness and lease obligations;

•	restrictions imposed by our indebtedness on our current and future operations;

•	changes in tax laws or regulations or in our operations that may impact our effective tax rate;

•	the possibility that we may recognize impairments on long-lived assets;

•	our failure to maintain adequate internal controls; and

•	the threat of war, terrorism or other catastrophes that could negatively impact our business.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate based upon an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover of this prospectus, we will receive net proceeds from the offering of approximately $             million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders, including any shares sold by the selling stockholders in connection with the exercise of the underwriters’ option to purchase additional shares. See “Security Ownership of Certain Beneficial Owners.”

We intend to use the net proceeds from the sale of common stock by us in this offering to pay fees and expenses incurred in connection with this offering and for general corporate purposes.

A $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease the net proceeds we receive from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness, and therefore we do not anticipate paying any cash dividends in the foreseeable future. Additionally, because we are a holding company, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. See “Description of Certain Indebtedness.” Any future determination to pay dividends will be at the discretion of our board of directors, subject to compliance with covenants in current and future agreements governing our indebtedness, and will depend upon our results of operations, financial condition, capital requirements and other factors that our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of January 30, 2021 on:

•	an actual basis;

•	a pro forma basis to give effect to the Reorganization as if it had occurred on January 30, 2021; and

•

a pro forma as adjusted basis to further reflect the sale of                  shares of our common stock in this offering by us at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover of this prospectus, after (i) deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the application of the proceeds from this offering, each as described under “Use of Proceeds.”

You should read the following table in conjunction with the sections entitled “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of January 30, 2021
	Actual	Pro Forma	Pro Forma As Adjusted
	(dollars in thousands) (unaudited)
Cash and cash equivalents	$122,953	$	$

Debt:
ABL Facility
Term loan(1)	193,406

Total debt	193,406

Stockholder’s deficit:(2)

Common shares, $0.01 par value; 1,000 shares authorized; 1,000 shares issued and outstanding (actual);              shares authorized,              shares issued and outstanding (pro forma); and              shares authorized,              shares issued and outstanding (pro forma as adjusted)

Additional paid-in capital	10,326
Accumulated deficit	(73,486)
Accumulated other comprehensive loss	(8)

Total stockholder’s deficit	(63,168)

Total capitalization	$130,328	$	$

(1)

Represents the outstanding aggregate principal amount less the unamortized original issue discount and financing costs of approximately $5.8 million and the current portion of the term loan of $11.5 million.

(2)

The assumption by Torrid of the obligations of Torrid Holding LLC under the related party promissory notes due to Torrid will result in the legal cancellation of such notes, but will have no impact on our capitalization as the related party promissory notes were reflected as a distribution for accounting purposes in the historical financial statements of Torrid Parent Inc. For more information, see “Certain Relationships and Related Party Transactions—Related Party Promissory Notes” and Note 11 to our audited consolidated financial statements included elsewhere in this prospectus.

The information set forth above excludes              shares of common stock reserved for future grants under our equity compensation plan, which we plan to adopt in connection with this offering.

DILUTION

Purchasers of the common stock in this offering will experience immediate and substantial dilution to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock as of January 30, 2021.

As of January 30, 2021, we had net tangible book value of approximately $             million, or $             per share. Our net tangible book value per share represents total tangible assets less total liabilities divided by the number of common shares outstanding. After giving effect to (i) the sale of                  common stock in this offering, based upon a public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated offering expenses payable by us and (ii) the completion of the Reorganization as if it had occurred on January 30, 2021, our as adjusted net tangible book value as of January 30, 2021 would have been approximately $             million, or $             per share. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$
Historical net tangible book value per share as of January 30, 2021
Increase in historical net tangible book value per share to existing shareholders attributable to this offering
Pro forma as adjusted net tangible book value per share as of January 30, 2021 (after giving effect to this offering)

Dilution in pro forma as adjusted tangible book value per share to new investors	$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the range set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value (deficit) after this offering by $             million and $             per share and increase (decrease) the dilution to new investors by $             million and $             per share, assuming the number of shares of common stock offered by us, as set forth on the cover of this prospectus, remained the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering.

Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value (deficit) after this offering by $             million and $             per share and decrease (increase) the dilution to investors participating in this offering by $             million and $             per share, assuming the assumed initial public offering price of $             per share, which is the midpoint of the range set forth on the cover of this prospectus, remained the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering.

The following table summarizes, as of January 30, 2021, on a pro forma as adjusted basis, the number of shares of our common stock purchased from us, the aggregate cash consideration paid to us and the average price per share paid to us by existing stockholders and to be paid by new investors purchasing shares of our common stock from us in this offering. The table assumes (1) no exercise by the underwriters of their option to purchase up to                  additional shares from us and the selling stockholders, (2) an initial public offering price of $             per share, the midpoint of the range set forth on the cover of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering, and (3) the completion of the Reorganization:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percentage		Amount	Percentage
Existing stockholders			%	$		%	$
New investors

Total		100%			$100%

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the range set forth on the cover of this prospectus, would increase (decrease) total consideration paid by new investors by $             million and increase (decrease) the percentage of total consideration paid by new investors by         %, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remained the same and before deducting underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of our Company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the section entitled “Risk Factors.”

Overview

Torrid is the largest, fastest-growing direct-to-consumer brand of women’s plus-size apparel in North America. We served 3.2 million active customers and generated net sales of $974 million in 2020. Our proprietary product offering delivers a superior fit for the curvy woman that makes her love the way she looks and feels. We offer a broad assortment of high quality products including tops, denim, dresses, intimates, activewear, footwear and accessories. Our style is unapologetically youthful and sexy. We believe our customer values the appeal and versatility of our curated product assortment that helps her look her best for any occasion, including weekend, casual, work and dressy, all at accessible price points. We specifically design for stylish plus-size women and are maniacally focused on fit because fit is the highest priority for them, according to a consumer study we commissioned. Based on the same study, plus-size consumers consistently rank our fit as #1 among our peers, which contributes to our industry-leading net promoter score (“NPS”) of 55 versus an industry average of 30. Our consistent fit contributed to a return rate that is less than half of the average return rate for U.S. e-Commerce and retail purchases, according to United States government statistics. Through our product and brand experience we connect with customers in a way that other brands, many of which treat plus-size customers as an after-thought, have not.

Key Financial and Operating Metrics

We use the following metrics to assess the progress of our business, inform how we allocate our time and capital, and assess the near-term and longer-term performance of our business.

	Year Ended
	(in thousands, except net sales per active customer, number of stores and percentages)
	February 2, 2019	February 1, 2020	January 30, 2021
Active customers (as of end of period)(A)	3,038	3,364	3,182
Net sales per active customer(A)	$299	$308	$306
Comparable sales(B)	10%	13%	(7%)
Number of stores (as of end of period)	577	607	608
Adjusted EBITDA	$96,985	$131,999	$100,802
Adjusted EBITDA margin	11%	13%	10%

(A)	Active customers and net sales per active customer calculated on a preceding four quarters basis.
(B)	The computation of comparable sales includes results from stores that were temporarily closed due to COVID-19.

Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP measures. See the section captioned “Prospectus Summary—Summary Consolidated Historical Financial and Other Data” for information regarding our use of Adjusted EBITDA and its reconciliation to net income.

Active Customers. We define an active customer as a distinct, identifiable customer who has completed at least one purchase transaction either in-store or online in the preceding four quarters. We are able to identify the vast majority of our customers primarily through our robust loyalty program, which gives us access to extensive customer and sales data. We have improved our customer tracking capabilities and have grown the proportion of our net sales attributable to active customers over time. The proportion of net sales that we are able to attribute to active customers was 94% in 2018, 96% in 2019 and 98% in 2020. As a result, historical year-over-year growth in active customers may factor in increases attributable to our improved capabilities. We view the number of active customers as a key indicator of our growth, the reach of our e-Commerce and stores platform, the value proposition and consumer awareness of our brand and our customers’ desire to purchase our products. The number of active customers has grown over time as we have acquired new customers and retained previously acquired customers. We expect to continue to drive growth in active customers with new customer acquisition and retention efforts.

Net Sales per Active Customer. We define net sales per active customer for any given period as the net sales in the preceding four quarters, divided by the total number of active customers at the end of that period. We view net sales per active customer as a key indicator of our customers’ purchasing patterns, including their initial and repeat purchase behavior and intend to closely monitor this metric going forward. We expect net sales per active customer to increase modestly over the long term as we invite our customer to spend more with us and capture a larger share of her total apparel spend. We anticipate that a portion of such increase may be offset by net sales from new customers, which tend to be lower on a per-customer basis in their initial purchase year than the annual spend per repeat active customer.

Comparable Sales. We define comparable sales for any given period as the sales of our e-Commerce operations and stores that we have included in our comparable sales base during that period. We include a store in our comparable sales base after it has been open for 15 full fiscal months. If a store is closed during a fiscal year, it is only included in the computation of comparable sales for the full fiscal months in which it was open. The computation of comparable sales includes results from stores that were temporarily closed due to COVID-19. Partial fiscal months are excluded from the computation of comparable sales. Comparable sales allow us to evaluate how our unified commerce business is performing exclusive of the effects of new store openings. We apply current year foreign currency exchange rates to both current year and prior year comparable sales to remove the impact of foreign currency fluctuation and achieve a consistent basis for comparison. Comparable sales allow us to evaluate how our unified commerce business is performing exclusive of the effects of non-comparable sales.

Number of Stores. Store count reflects all stores open at the end of a reporting period. In connection with opening new stores, we incur pre-opening costs, which primarily consist of payroll, travel, training, marketing, initial opening supplies, costs of transporting initial inventory and fixtures to store locations, and occupancy costs incurred from the time of possession of a store site to the opening of that store. These pre-opening costs are included in our selling, general and administrative expenses and are expensed as incurred.

Adjusted EBITDA and Adjusted EBITDA Margin. Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP measures. See the section captioned “Prospectus Summary—Summary Consolidated Historical Financial and Other Data” for information regarding our use of Adjusted EBITDA and its reconciliation to net income. We present these measures as we believe they are frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry and we use them internally as benchmarks to compare our performance to that of our competitors. We believe Adjusted EBITDA and Adjusted EBITDA margin facilitate operating performance comparisons from period to period by isolating the effects of certain items that vary from period to period without any correlation to ongoing operating performance. We also use Adjusted EBITDA and Adjusted EBITDA margin as two of the primary methods for planning and forecasting the overall expected performance of our business and for evaluating on a quarterly and annual basis actual results against such expectations. Further, we recognize Adjusted EBITDA and Adjusted EBITDA margin as commonly used measures in determining business value and, as such, use them internally to report and analyze our results and we additionally use Adjusted EBITDA as a benchmark to determine certain non-equity incentive payments made to executives.

Adjusted EBITDA has limitations as an analytical tool and should not be considered either in isolation or as a substitute for net income or other data prepared in accordance with GAAP. Among other limitations, Adjusted EBITDA does not reflect:

•	interest expense;

•	interest income net of other (income) expense;

•	provision for income taxes;

•	depreciation and amortization;

•	share-based compensation;

•	non-cash deductions and charges;

•	other expenses; and

•	duplicative Ohio distribution center costs.

Factors Affecting Our Performance

We believe that our performance and future success depend on a number of factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this prospectus titled “Risk Factors.”

Customer Cohort Spend Over Time. We define a customer cohort as all of our customers who made their initial purchase in a given year, across all channels. We believe the evolution of spend among our customer cohorts demonstrates our increasing value proposition to our customers as they continue to shop with us over time. Our ability to deliver a life-changing customer experience has resulted in a net sales per active customer trajectory that is consistent across cohorts. Going forward, we intend to broaden our product assortment and improve our in-store and online experience to deepen our relationships with our customers and drive net sales per active customer. The chart below reflects annual net sales per active customer by cohort for 2015 through 2020.

Net Sales per Active Customer by Cohort

For the 2015 cohort, which has the longest historical record, net sales per active customer was $262 in Year 1, defined as the first 12 months following and including their initial purchase. In their second year, the 2015 cohort’s net sales per active customer was $342, or 1.3 times the spending in their first year. This number continues to grow as the cohorts mature, as illustrated by the 2015 cohort’s net sales per active customer reaching $375 in Year 5, or 1.4 times the Year 1 value. This trend has been consistent throughout our history across cohorts. Even in 2020, when sales declined due to store closures related to COVID-19, each cohort’s net sales per active customer continued to expand. We expect our cohort’s average net sales per active customer to continue to grow as our cohorts mature and we continue to deepen our relationships with them.

Efficiency of Customer Acquisition. To continue to grow our business profitably, we intend to acquire new customers and retain our repeat customers at a reasonable cost. We use a variety of brand and performance marketing channels to acquire new customers and leverage our store footprint of 608 stores as of January 30, 2021. It is important to maintain reasonable costs for these marketing efforts relative to the net sales and profit we expect to derive from customers. Failure to effectively attract customers on a cost-efficient basis would adversely impact our profitability and operating results.

To measure the effectiveness of our marketing spend, we analyze customer acquisition cost (also known as CAC), and customer lifetime value (also known as LTV). We manage CAC methodically, continually using data and internal return on advertising spend targets to optimize our acquisition strategy. We measure how profitably we acquire new customers by comparing the LTV of a particular customer cohort with the CAC attributable to such cohort. To illustrate our successful customer acquisition strategy, we compare the LTV of the 2015 cohort to the CAC for those customers. While performance may vary across cohorts, we chose the 2015 cohort because it provides a broad amount of historical data. As illustrated in the chart below, this cohort generated a contribution profit in their first year significantly exceeding our acquisition cost, which demonstrates our ability to achieve rapid payback and profitability. Furthermore, the LTV of the 2015 cohort has increased over time driven by repeat purchases and rising contribution profit. As a result, the LTV of the 2015 customer cohort was approximately $239 after 5 years, 7.4 times the $32 cost of acquiring those customers, which is a testament to our ability to acquire customers efficiently and profitably.

We have also compared the LTV to CAC ratio for the 2015, 2016, 2017, 2018 and 2019 cohorts across one-year, two-year, three-year, four-year and five-year periods below to illustrate the effectiveness of our customer acquisition in more recent periods. We believe that the trends reflected by these cohorts are illustrative of the value of our customer base. As we increase our active customer base, however, we expect to spend more in marketing costs in aggregate to acquire new customers, and we may experience changes in customer retention or purchasing patterns, any of which could have a significant negative impact on our net sales and operating results.

LTV/CAC
	1 Year	2 Years	3 Years	4 Years	5 Years
2015 Cohort	2.5x	3.8x	5.0x	6.3x	7.4x
2016 Cohort	2.3x	3.5x	4.7x	5.8x
2017 Cohort	1.7x	2.6x	3.4x
2018 Cohort	1.7x	2.5x
2019 Cohort	1.2x

Our annual CAC increased from $32 in 2015 to $49 in 2019 as we increased our marketing investments, particularly in performance marketing as we continue to focus on driving higher brand awareness and conversion. Going forward, we expect CAC to fluctuate as we tailor and adjust our marketing strategy based on internal return on advertising spend targets. For example, as a result of consumer behavior changes related to the ongoing COVID-19 pandemic, our CAC declined 7% from $49 in 2019 to $46 in 2020. We expect to continue to generate a profit from our customer cohorts that significantly exceeds the acquisition cost within the first year of purchase and continues to grow over time as our customers engage in repeat purchases.

Customer Retention. Our success is impacted not only by efficient and profitable customer acquisition, but also by our ability to retain customers and encourage repeat purchases. Repeat customers, whom we define as identified customers who have purchased from us at least once before accounted for approximately 72%, 78%, and 83% of net sales in 2018, 2019, and 2020, respectively, with repeat customers placing more orders annually than new customers. We believe these increasing metrics are reflective of our ability to engage and retain our customers through our compelling merchandise offering and shopping experience, as well as our differentiated marketing. Furthermore, we believe our overall net sales retention exceeds these figures, as we also retain a portion of sales to cash-pay and other unknown customers. The increasing share of our net sales from repeat customers reflects our customer loyalty and the net sales retention behavior we see in our cohorts. We calculate net sales retention on an annual basis as net sales attributable to the prior year’s identifiable customer cohorts, divided by the prior year’s total net sales attributable to identifiable customer cohorts. In 2020, we retained 82% of the prior year’s identifiable customers’ net sales. Our net sales retention is supported by the retention of substantially all sales from customer cohorts after the second year as our loyal customers make purchases more frequently and spend an increasing amount on our platform. While the net sales retention of the prior year’s identifiable customers’ net sales was down from 96% in 2019 due to the COVID-19 pandemic, we expect net sales retention to recover in future periods. We believe the trends reflected by these cohorts are illustrative of the value of our customer base; however, changes in customer retention and purchasing patterns could have a significant negative impact on our net sales and operating results.

Customer Migration from Single to Omni-channel. We have a history of converting customers from single-channel customers to omni-channel customers, defined as active customers who shopped both online and in-store within the last twelve months. Customers that shop across multiple channels purchase from us more frequently and, spent approximately 3.2 times more per year than our single-channel customer. As illustrated in the chart below, the share of net sales generated by omni-channel customers has increased from 51% in 2018 to 56% in 2019. While this percentage declined slightly to 53% in 2020 as a result of the temporary store closures caused by the COVID-19 pandemic, we expect the omni-channel penetration to recover in future periods.

Share of Net Sales Generated by Omni-Channel Customers

Overall Economic Trends. Consumer purchases of clothing generally remain constant or may increase during stable economic periods and decline during recessionary periods and other periods when disposable income is adversely affected. Consequently, our results of operations during any given period are often impacted by the overall economic conditions in the markets which we operate.

Demographic Changes. Our business has experienced growth over recent periods due, in part, to an increase in the plus-size population. Slower or negative growth in this demographic, in particular among women ages 25 to 40, specific to certain geographic markets, income levels or overall, could adversely affect our results of operations.

Growth in Brand Awareness. We intend to continue investing in our brand, with a specific focus on growing brand awareness, engagement, and conversion through targeted investments in performance and brand marketing. Our aided brand awareness among U.S. plus-size women who purchased apparel in the past 12 months was                     % in                      according to a third party study we commissioned. We have made significant historical investments to strengthen the Torrid brand through our marketing efforts, brand partnerships, events and expansion of our social media presence. If we fail to cost-effectively promote our brand or convert impressions into new customers, our net sales growth and profitability may be adversely affected.

Impact of COVID-19. The COVID-19 pandemic has caused general business disruption worldwide. The full extent to which the COVID-19 pandemic will directly or indirectly impact our business, results of operations, cash flows, and financial condition will depend on future developments that are uncertain. As a result of the COVID-19 pandemic, we temporarily closed our headquarters, distribution center and retail stores, required our employees and contractors to work remotely, and implemented travel restrictions. The operations of our suppliers and manufacturers and behaviors of customers have likewise been altered. While the duration and extent of the COVID-19 pandemic depends on future developments that cannot be accurately predicted at this time, such as the extent and effectiveness of containment actions, it has already had an adverse effect on the global economy and the ultimate societal and economic impact of the COVID-19 pandemic remains unknown.

Investments. We have invested significantly to strengthen our business, including augmenting leadership across our organization and enhancing our infrastructure and technology, and have delivered significant growth as a result. We believe that we have an opportunity to continue to achieve significant growth due to our large addressable women’s plus-size apparel market, the untapped spend potential within this market, and the relatively low unaided awareness of our brand. In order to realize such growth, we anticipate that our operating expenses will grow as we continue to increase our spending on advertising and marketing and hire additional personnel primarily in marketing, product design and development, merchandising, technology, operations, customer service and general and administrative functions. We will also continue to selectively expand our store footprint and make investments to improve the customer experience both in-store and online. We believe that such investments will increase the number and loyalty of our customers and, as a result, yield positive financial performance in the long term.

Seasonality. While seasonality frequently impacts businesses in the retail sector, our business is generally not seasonal. Accordingly, our net sales do not fluctuate as significantly as those of other brands and retailers from quarter to quarter and any modest seasonal effect does not significantly change the underlying trends in our business. Additionally, we do not generate an outsized share of our net sales or Adjusted EBITDA during the holiday season. Typically, our Adjusted EBITDA generation is strongest in the first half of the year as we benefit from more favorable merchandise margins, lower advertising and lower shipping expenses relative to the second half of the year. The lack of net sales seasonality provides structural cost advantages relative to peers, including reduced staffing cyclicality and seasonal distribution capacity needs.

Components of Our Results of Operations

Net Sales. Net sales reflects our revenues from the sale of our merchandise, shipping and handling revenue received from e-Commerce sales and gift card breakage income, less returns, discounts and loyalty points/awards. Revenue from our stores is recognized at the time of sale and revenue from our e-Commerce channel is recognized upon shipment of the merchandise to the home of the customer; except in cases where the merchandise is shipped to a store and revenue is recognized when the customer retrieves the merchandise from the store. Net sales are impacted by the size of our active customer base, product assortment and availability, marketing and promotional activities and the spending habits of our customers. Net sales are also impacted by the migration of single-channel customers (i.e., customers shopping only in-store or online) to omni-channel customers (i.e., customers shopping both in-store and online), who on average spend significantly more than single-channel customers in a given year.

Gross Profit. Gross profit is equal to our net sales less cost of goods sold. Our cost of goods sold includes merchandise costs, freight, inventory shrinkage, payroll expenses associated with the merchandising department, distribution center expenses and store occupancy expenses, including rent, common area maintenance charges, real estate taxes and depreciation. Merchandising payroll costs and store occupancy costs included within cost of goods sold are largely fixed and do not necessarily increase as volume increases. We review our inventory levels on an ongoing basis in order to identify slow-moving merchandise and generally use markdowns to clear that merchandise. The timing and level of markdowns are driven primarily by customer acceptance of our merchandise. The primary drivers of our merchandise costs include the raw materials, labor in the countries where we source our merchandise, customs duties, and logistics costs.

Selling, General and Administrative Expenses. Selling, general and administrative expenses include all operating costs not included in cost of goods sold or marketing expenses. Our historical revenue growth has been accompanied by increased selling, general and administrative expenses. For instance, we continue to make payroll investments to support our growth.

Marketing Expenses. We continue to make investments in marketing in an effort to grow and retain our active customer base and increase our brand awareness. Marketing expenses consist primarily of (i) targeted online performance marketing costs, such as retargeting, paid search/product listing advertising, and social media advertisements, (ii) store and brand marketing, public relations and photographic production and artwork designed to acquire, retain and remain connected to customers, (iii) direct mail marketing costs and (iv) payroll and benefits expenses associated with our marketing team.

Interest Expense. Interest expense consists primarily of interest expense and other fees associated with our Existing ABL Facility, as amended, and Amended Term Loan Credit Agreement (each as defined below).

Provision for Income Taxes. Our provision for income taxes consists of an estimate of federal and state income taxes based on enacted federal and state tax rates, as adjusted for allowable credits, deductions and uncertain tax positions.

Results of Operations

2020 Compared to 2019

The following table summarizes our consolidated results of operations for the periods indicated (dollars in thousands):

	Fiscal Year Ended
	February 1, 2020	% of Net Sales	January 30, 2021	% of Net Sales
Net sales	$1,036,984	100.0%	$973,514	100.0%
Cost of goods sold	640,909	61.8	643,215	66.1

Gross profit	396,075	38.2	330,299	33.9
Selling, general and administrative expenses	253,378	24.5	222,093	22.8
Marketing expenses	65,704	6.3	51,382	5.3

Income from operations	76,993	7.4	56,824	5.8
Interest expense	16,493	1.6	21,338	2.2
Interest income net of other (income) expense	(202)	0.0	(42)	0.0

Income before provision for income taxes	60,702	5.8	35,528	3.6
Provision for income taxes	18,833	1.8	10,991	1.1

Net income	$41,869	4.0%	$24,537	2.5%

The following table provides a reconciliation of net income to Adjusted EBITDA for the periods presented (dollars in thousands):

	Fiscal Year Ended
	February 1, 2020	January 30, 2021
Net income	$41,869	$24,537
Interest expense	16,493	21,338
Interest income net of other (income) expense	(202)	(42)
Provision for income taxes	18,833	10,991
Depreciation and amortization(A)	30,208	33,072
Share-based compensation(B)	11,993	7,791
Non-cash deductions and charges(C)	4,435	1,984
Other expenses(D)	2,510	1,131
Ohio Distribution Center costs(E)	5,860	—

Adjusted EBITDA	$131,999	$100,802

(A)	Depreciation and amortization excludes amortization of debt issuance costs and original issue discount that are reflected in interest expense.
(B)	Share-based compensation is determined based on the revaluation of our liability-classified incentive units.
(C)	Non-cash deductions and charges includes losses on property and equipment disposals and the net impact of non-cash rent expense.
(D)

Other expenses represent non-routine expenses, including IPO-related transaction fees and the reimbursement of certain management expenses, primarily for travel, incurred by Sycamore on our behalf, which are not considered to be part of our core business.

(E)

Represents the duplicative and start-up costs associated with our West Jefferson, Ohio distribution center leased in 2018. This isolates the effect of incurring costs related to our West Jefferson, Ohio distribution center, which was not yet fully operational in 2019, while also incurring distribution and e-Commerce fulfillment costs charged to us by Hot Topic under the various services agreements.

Net Sales

Net sales for 2020 decreased $63.5 million, or 6.1%, to $973.5 million, from $1,037.0 million for 2019. This decrease was primarily driven by a decline in orders placed and a decline in average order value as a result of the disruption caused by the COVID-19 pandemic. Active customers decreased 0.2 million, or 5.4%, to 3.2 million at the end of 2020, from 3.4 million at the end of 2019. Net sales per active customer decreased by 1% from $308 in 2019 to $306 in 2020. The total number of stores we operate increased by 1 store, or 0.1%, to 608 stores at the end of 2020, from 607 stores at the end of 2019.

Gross Profit

Gross profit for 2020 decreased $65.8 million, or 16.6%, to $330.3 million, from $396.1 million for 2019. This decrease was primarily due to lower net sales volumes that drove an $88.2 million decrease in merchandise margin. Gross profit as a percentage of net sales decreased 4.3% to 33.9% in 2020 from 38.2% in 2019. This decrease was driven by lower merchandise margin rate, partially offset by decreased store occupancy costs. The decrease in store occupancy costs was driven by negotiated rent concessions for certain store leases, including rent abatement during the period that those stores were closed due to COVID-19, as well as the transition to variable rent structures, many of which extend through 2021 and beyond. The lower merchandise margin rate was primarily driven by increases in promotional activity and e-Commerce shipping cost increases.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for 2020 decreased $31.3 million, or 12.3%, to $222.1 million, from $253.4 million for 2019. This decrease was primarily due to lower store payroll costs of $24.0 million as a result of temporary store closures due to the COVID-19 pandemic, a decrease of $4.2 million in share-based compensation expense and a decrease of $2.8 million in performance bonuses. Selling, general and administrative expenses as a percentage of net sales decreased by 1.7% to 22.8% in 2020 from 24.5% in 2019. This decrease was driven by decreased store payroll costs, share-based compensation and performance bonuses, partially offset by increases in other store operating costs and deleverage of our headquarters general and administrative expenses as a result of lower net sales volume.

Marketing Expenses

Marketing expenses for 2020 decreased $14.3 million, or 21.8%, to $51.4 million, from $65.7 million for 2019. This decrease was primarily due to decreased spending in response to the COVID-19 pandemic, including photographic production and artwork and direct mail printing, partially offset by increased online marketing initiatives. Marketing expenses as a percentage of net sales decreased by 1.0% to 5.3% in 2020 from 6.3% in 2019.

Interest Expense

Interest expense was $21.3 million for 2020, compared to $16.5 million for 2019. The increase was primarily due to the interest expense incurred in connection with borrowings of $260.0 million in June 2019 related to the Amended Term Loan Credit Agreement (as defined below).

Provision for Income Taxes

The provision for income taxes for 2020 decreased by $7.8 million to $11.0 million, from $18.8 million for 2019. Our effective tax rate remained substantially the same at 30.9% for 2020 as compared to 31.0% for 2019.

2019 Compared to 2018

The following table summarizes our consolidated results of operations for the periods indicated (dollars in thousands):

	Fiscal Year Ended
	February 2, 2019	% of Net Sales	February 1, 2020	% of Net Sales
Net sales	$909,147	100.0%	$1,036,984	100.0%
Cost of goods sold	586,121	64.5	640,909	61.8

Gross profit	323,026	35.5	396,075	38.2
Selling, general and administrative expenses	170,530	18.7	253,378	24.5
Marketing expenses	48,774	5.4	65,704	6.3

Income from operations	103,722	11.4	76,993	7.4
Interest expense	1,053	0.1	16,493	1.6
Interest income net of other (income) expense	(85)	0.0	(202)	0.0

Income before provision for income taxes	102,754	11.3	60,702	5.8
Provision for income taxes	16,042	1.8	18,833	1.8

Net income	$86,712	9.5%	$41,869	4.0%

The following table provides a reconciliation of net income to Adjusted EBITDA for the periods presented (dollars in thousands):

	Fiscal Year Ended
	February 2, 2019	February 1, 2020
Net income	$86,712	$41,869
Interest expense	1,053	16,493
Interest income net of other (income) expense	(85)	(202)
Provision for income taxes	16,042	18,833
Depreciation and amortization(A)	26,845	30,208
Share-based compensation(B)	(38,308)	11,993
Non-cash deductions and charges(C)	2,466	4,435
Other expenses(D)	89	2,510
Ohio Distribution Center costs(E)	2,171	5,860

Adjusted EBITDA	$96,985	$131,999

(A)	Depreciation and amortization excludes amortization of debt issuance costs and original issue discount that are reflected in interest expense.
(B)	Share-based compensation is determined based on the revaluation of our liability-classified incentive units.
(C)	Non-cash deductions and charges includes (i) losses on property and equipment disposals, (ii) non-cash asset impairment charges in 2018 and (iii) the net impact of non-cash rent expense.
(D)

Other expenses represent non-routine expenses, including (i) IPO-related transaction fees and (ii) certain expenses related to store closures in 2018; and the reimbursement of certain management expenses, primarily for travel, incurred by Sycamore on our behalf, which are not considered to be part of our core business.

(E)

Represents the duplicative and start-up costs associated with our West Jefferson, Ohio distribution center leased in 2018. This isolates the effect of incurring costs related to our West Jefferson, Ohio distribution center, which was not yet fully operational in 2019, while also incurring distribution and e-Commerce fulfillment costs charged to us by Hot Topic under the various services agreements.

Net Sales

Net sales for 2019 increased $127.8 million, or 14.1%, to $1,037.0 million, from $909.1 million for 2018. This increase was primarily driven by growth in orders placed, and growth in average order value. Active customers increased 0.4 million, or 11%, to 3.4 million at the end of 2019, from 3.0 million at the end of 2018. Net sales per active customer increased by 3% from $299 in 2018 to $308 in 2019. Comparable sales increased 12.8%. The total number of stores we operate increased by 30 stores, or 5.2%, to 607 stores at the end of 2019, from 577 stores at the end of 2018.

Gross Profit

Gross profit for 2019 increased $73.0 million, or 22.6%, to $396.1 million, from $323.0 million for 2018. This increase was primarily due to higher net sales volumes that drove an $86.1 million increase in merchandise margin, partially offset by a $7.3 million increase in distribution center costs largely related to our West Jefferson, Ohio distribution center and a $4.6 million increase in store occupancy costs associated with new store openings. Gross profit as a percentage of net sales increased 2.7% to 38.2% in 2019 from 35.5% in 2018. This increase was driven by higher merchandise margin rate due to reduced promotional activity and leverage of our store occupancy costs, store depreciation expense and merchandising payroll costs as a result of higher net sales volume, partially offset by higher distribution center costs largely related to the duplicative costs associated with our West Jefferson, Ohio distribution center.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for 2019 increased $82.8 million, or 48.6%, to $253.4 million, from $170.5 million for 2018. This increase was primarily due to an increase in share-based compensation of $50.3 million, higher in-store/e-Commerce fulfillment payroll and other related operating costs of $13.6 million due to higher net sales volume and order fulfillment costs, an increase of $7.1 million in headquarters general and administrative costs and an increase of $10.4 million in performance bonuses. Selling, general and administrative expenses as a percentage of net sales increased by 5.8% to 24.5% in 2019 from 18.7% in 2018. This increase was driven by increased share-based compensation and performance bonuses, partially offset by leverage of our in-store/e-Commerce fulfillment payroll and other related operating as a result of higher net sales volume.

Marketing Expenses

Marketing expenses for 2019 increased $16.9 million, or 34.7%, to $65.7 million, from $48.8 million for 2018. This increase was primarily due to increased investments in (i) targeted online performance marketing such as comparison shopping engines and paid search/product listing advertising, (ii) social media advertising, (iii) photographic production and artwork and (iv) direct mail printing, designed to acquire, retain and remain connected to customers. Marketing expenses as a percentage of net sales increased by 0.9% to 6.3% in 2019 from 5.4% in 2018.

Interest Expense

Interest expense was $16.5 million for 2019, compared to $1.1 million for 2018. The increase was primarily due to the interest expense incurred in connection with borrowings of $260.0 million in June 2019 related to the Term Loan Credit Agreement (as defined below).

Provision for Income Taxes

The provision for income taxes for 2019 increased by $2.8 million to $18.8 million, from $16.0 million for 2018. Our effective tax rate was 31.0% for 2019 and 15.6% for 2018. The change in the effective tax rate for 2019 as compared to 2018 was primarily due to the increase in the amount of non-taxable items associated with share-based compensation relative to income before provision for income taxes for 2019.

Quarterly Results of Operations

The following table sets forth certain unaudited financial and operating information for each fiscal quarter during 2019 and 2020. The quarterly information includes all adjustments (consisting of normal recurring adjustments) that, in the opinion of management, are necessary for a fair presentation of the information presented. This information should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Fiscal Year 2019				Fiscal Year 2020
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(dollars in thousands)
Net sales	$252,242	$257,394	$256,313	$271,035	$156,477	$249,226	$270,129	$297,682
Gross profit	102,518	102,509	98,107	92,941	40,942	79,981	95,528	113,848
Income from operations(1)	35,506	24,749	13,840	2,898	20,048	19,669	14,731	2,376
Net income (loss)	26,452	14,905	4,090	(3,578)	12,269	16,777	4,251	(8,760)
Other Operating Data:
Adjusted EBITDA(3)	$41,797	$39,656	$32,511	$18,035	$(8,198)	$34,245	$30,768	$43,987
Comparable sales growth(2)	8%	11%	16%	15%	(38%)	(2%)	4%	8%

(1)	The results of operations were impacted by share-based compensation expense related to revaluing our liability-classified incentive units, as reflected in the table in footnote 2 immediately below.
(2)	The computation of comparable sales includes results from stores that were temporarily closed due to COVID-19.
(3)	The following table provides a reconciliation of net income (loss) to Adjusted EBITDA for the periods presented (dollars in thousands):

	Fiscal Year 2019				Fiscal Year 2020
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net income (loss)	$26,452	$14,905	$4,090	$(3,578)	$12,269	$16,777	$4,251	$(8,760)
Interest expense	259	3,747	6,330	6,157	6,094	5,885	4,666	4,693
Interest income net of other expense (income)	95	(154)	(84)	(59)	133	(50)	(12)	(113)
Provision for income taxes	8,700	6,251	3,504	378	1,552	(2,943)	5,826	6,556
Depreciation and amortization(A)	6,510	7,275	8,322	8,101	8,375	8,310	8,477	7,910
Share-based compensation(B)	(2,769)	2,630	7,082	5,050	(38,515)	5,810	7,124	33,372
Non-cash deductions and charges(C)	676	940	1,243	1,576	896	435	424	229
Other expenses (income)(D)	(56)	132	2,024	410	998	21	12	100
Ohio Distribution Center costs(E)	1,930	3,930	—	—	—	—	—	—

Adjusted EBITDA . . . . . .	$41,797	$39,656	$32,511	$18,035	$(8,198)	$34,245	$30,768	$43,987

(A)	Depreciation and amortization excludes amortization of debt issuance costs and original issue discount for all periods that are reflected in interest expense.
(B)	Share-based compensation is determined based on the revaluation of our liability-classified incentive units.
(C)	Non-cash deductions and charges includes losses on property and equipment disposals and the net impact of non-cash rent expense.
(D)

Other expenses represent non-routine expenses, including IPO-related transaction fees and the reimbursement of certain management expenses, primarily for travel, incurred by Sycamore on our behalf, which are not considered to be part of our core business.

(E)

Represents the duplicative and start-up costs associated with our West Jefferson, Ohio distribution center leased in 2018. This isolates the effect of incurring costs related to our West Jefferson, Ohio distribution center, which was not yet fully operational in 2019, while also incurring distribution and e-Commerce fulfillment costs charged to us by Hot Topic under the various service agreements.

Liquidity and Capital Resources

General

Our business relies on cash flows from operations as our primary source of liquidity. We do, however, have access to additional liquidity, if needed, through borrowings under our Existing ABL Facility (as defined below), as amended. Our primary cash needs are for merchandise inventories, payroll, rent for our stores, headquarters and distribution center, capital expenditures associated with opening new stores and updating existing stores, logistics and information technology. We also need cash to fund our interest and principal payments on the Amended Term Loan Credit Agreement (as defined below) and pay Hot Topic for certain services provided to us pursuant to the Amendment to Amended and Restated Services Agreement (as defined in “Note 11—Related Party Transactions” contained in the consolidated financial statements and notes, included elsewhere in this prospectus). In addition, we used a portion of the proceeds from the Amended Term Loan Credit Agreement (as defined below) to purchase certain information technology assets from Hot Topic in August 2019. The remaining proceeds were primarily used to purchase $213.2 million of senior participating preferred stock from Hot Topic’s parent, HT Intermediate Holdings Corp., during the second quarter of 2019. Subsequently during the same fiscal quarter, our parent issued a related party promissory note receivable to us in exchange for the $213.2 million investment in HT Intermediate Holdings Corp. senior participating preferred stock, including $1.4 million of accrued interest. Additional future liquidity needs will include funding the costs of operating as a public company. The most significant components of our working capital are cash and cash equivalents, merchandise inventories, prepaid expenses and other current assets, accounts payable and accrued and other current liabilities. We believe that cash generated from operations and the availability of borrowings under our Existing ABL Facility (as defined below), as amended, or other financing arrangements will be sufficient to meet working capital requirements and anticipated capital expenditures for at least the next 12 months. There can be no assurance, however, that our business will generate sufficient cash flows from operations or that future borrowings will be available under our Existing ABL Facility (as defined below), as amended, or otherwise to enable us to service our indebtedness, or to make capital expenditures in the future. Our future operating performance and our ability to service or extend our indebtedness will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

Cash Flow Analysis

A summary of operating, investing and financing activities are shown in the following table (dollars in thousands):

	Year Ended
	February 2, 2019	February 1, 2020	January 30, 2021
Net cash provided by operating activities	$115,092	$99,090	$151,821
Net cash used in investing activities	(40,507)	(56,120)	(11,570)
Net cash used in financing activities	(72,841)	(23,335)	(45,925)

Net Cash Provided By Operating Activities

Operating activities consist primarily of net income adjusted for non-cash items, including depreciation and amortization and share-based compensation, the effect of working capital changes, taxes paid and lease incentives received from landlords.

Net cash provided by operating activities during 2020 was $151.8 million compared to $99.1 million during 2019. The increase in cash provided by operating activities was primarily as a result of increases in accounts payable and income taxes payable, a decrease in inventory purchases as a result of the decrease in net sales and a decrease in operating lease liabilities. The increase in cash provided by operating activities was partially offset by a decrease in net income and a lower increase in accrued and other current liabilities related to lower accrued payroll and related expenses and lower term loan interest payable.

Net cash provided by operating activities during 2019 was $99.1 million compared to $115.1 million during 2018. The decrease in cash provided by operating activities was primarily as a result of a decrease in net income, an increase in inventory due to increased inventory purchases to support net sales growth and decreases in operating lease liabilities and amounts due to related parties. The decrease in cash provided by operating activities was partially offset by an increase in share-based compensation due to an increase in the Torrid Holding LLC equity value, increases in operating right-of-use assets amortization, accrued and other current liabilities related to higher accrued payroll and related expenses and term loan interest payable.

Net Cash Used In Investing Activities

Typical investing activities consist primarily of capital expenditures for growth (new store openings, relocations and major remodels), store maintenance (minor store remodels and investments in store fixtures), and infrastructure to support the business related primarily to information technology, our headquarters facility and our West Jefferson, Ohio distribution center.

Net cash flows used in investing activities were $11.6 million and $56.1 million in 2020 and 2019, respectively. The decrease in cash used in investing activities was primarily as a result of a decrease in purchases of property and equipment due to fewer new store openings in 2020, a decrease in investments in our West Jefferson, Ohio distribution center in 2020 and the absence of information technology asset purchases from Hot Topic in 2019.

Net cash flows used in investing activities were $56.1 million and $40.5 million in 2019 and 2018, respectively. The increase in cash used in investing activities was primarily as a result of the purchase of certain information technology assets from Hot Topic for $29.5 million and capital expenditures related to the opening of new stores and store relocations and investments in our West Jefferson, Ohio distribution center.

Net Cash Used In Financing Activities

Financing activities consist primarily of borrowings and repayments related to our Existing ABL Facility (as defined below), as amended, borrowings and repayments related to the Amended Term Loan Credit Agreement (as defined below) and fees and expenses paid in connection with entry into our Existing ABL Facility (as defined below), as amended, and Amended Term Loan Credit Agreement (as defined below). In addition, financing activities consist of repayments related to our related party promissory note payable, payments related to our related party promissory notes receivable and capital distributions to our parent.

Net cash used in financing activities was $45.9 million for 2020 compared to $23.3 million for 2019. The increase in cash used in financing activities was primarily as a result of an increase in term loan principal payments.

Net cash used in financing activities was $23.3 million for 2019 compared to $72.8 million for 2018. The decrease in cash used in financing activities was primarily as a result of $248.6 million of proceeds related to the Term Loan Credit Agreement (as defined below), net of original issue discount, deferred financing costs and principal payments, partially offset by an increase in distributions to our parent from $60.7 million in 2018 to $256.4 million in exchange for related party promissory notes receivable issued to us, including a $214.6 million promissory note receivable issued in exchange for our $213.2 million investment in HT Intermediate Holdings Corp. senior participating preferred stock and $1.4 million of accrued interest in 2019. The decrease in cash used in financing activities was also partially offset by an increase of $18.6 million of net short-term repayments of our Existing ABL Facility (as defined below), as amended.

Debt Financing Arrangements

Our debt financing arrangements consist of the following (in thousands):

	February 1, 2020	January 30, 2021
Existing ABL Facility, as amended	$—	$—
Term loan
Term loan	256,100	210,700
Less: current portion of unamortized original issue discount and debt financing costs	(1,370)	(1,494)
Less: noncurrent portion of unamortized original issue discount and debt financing costs	(5,307)	(4,294)

Total term loan outstanding	249,423	204,912
Less: current portion of term loan	(9,030)	(11,506)

Total term loan, net of current portion	$240,393	$193,406

Term Loan Credit Agreement

On June 14, 2019, we entered into a term loan credit agreement (“Term Loan Credit Agreement”) among Cortland Capital Market Services LLC, as agent, KKR Credit Advisors (US) LLC, as structuring advisor, and the lenders party thereto (the “Lenders”). On September 17, 2020, we entered into an amended term loan credit agreement (“Amended Term Loan Credit Agreement”) with the Lenders, pursuant to which the definition of total debt used in the calculation of Total Net Leverage Ratio (as defined below) was amended. All other material terms of the Term Loan Credit Agreement remain substantially the same. In September 2020, in conjunction with the Amended Term Loan Credit Agreement, we prepaid $35.0 million of the outstanding Principal (as defined below), associated accrued interest of $0.2 million and an amendment fee of $0.5 million.

The Amended Term Loan Credit Agreement provides for term loans in an initial aggregate amount of $260.0 million (“Principal”), which is recorded net of an original issue discount (“OID”) of $2.9 million and has a maturity date of December 14, 2024. In connection with the Term Loan Credit Agreement, we paid financing costs of approximately $4.6 million.

The $257.1 million proceeds of the Term Loan Credit Agreement, net of OID, were used to (i) purchase $213.2 million of senior participating preferred stock from Hot Topic’s Parent, HT Intermediate Holdings Corp., for which we subsequently received a promissory note receivable in exchange from our parent; (ii) purchase certain information technology assets from Hot Topic for $29.5 million; (iii) fund a $10.0 million promissory note receivable from our parent; and (iv) pay for financing costs associated with the Term Loan Credit Agreement.

Loans made pursuant to the Amended Term Loan Credit Agreement bear interest at an annual rate equal to, at our option, either (a) a base rate determined by reference to the highest of (1) the prime rate quoted by The Wall Street Journal, (2) the federal funds effective rate plus 0.50% and (3) a LIBOR rate for an interest period of one month, plus 1.00%; or (b) at a LIBOR rate for the interest period relevant to such borrowing, in each case plus an applicable margin that ranges from 6.50% to 7.00% for LIBOR borrowings and 5.50% to 6.00% for base rate borrowings, in each case, based upon our total net leverage ratio as of the relevant testing date.

If we elect the LIBOR rate, interest is due and payable on the last day of each interest period, unless an interest period exceeds three months, then the respective dates that fall every three months after the beginning of the interest period shall also be interest payment dates. If we elect the Base rate loan, interest is due and payable the last day of each fiscal quarter. The elected interest rate on January 30, 2021 was approximately 8%.

In addition to paying interest on the outstanding Principal under the Amended Term Loan Credit Agreement, we are required to make fixed mandatory repayments of the Principal on the last business day of each fiscal quarter until maturity (“Repayment”). Repayments for the first four fiscal quarters, starting in the third quarter of 2019, represent 0.75% of the Principal, reduced as a result of the application of prior Prepayments, as defined below. For each of the eight fiscal quarters thereafter, Repayments represent 1.25% of the Principal, reduced as a result of the application of prior Prepayments, as defined below. For each of the 10 fiscal quarters thereafter, Repayments represent 1.875% of the Principal, reduced as a result of the application of prior Prepayments, as defined below.

Under the Amended Term Loan Credit Agreement, we are also required to make variable mandatory prepayments of the Principal, if certain thresholds are reached, approximately 95 days after the end of each fiscal year (each, a “Prepayment”). Prepayments, if applicable, commence at the end of 2019 and represent between 25% and 75% (depending on our net leverage ratio) of Excess Cash Flow (as defined in the Amended Term Loan Credit Agreement) in excess of $2.0 million, minus prepayments of Principal, the Existing ABL Facility, as amended, (to the extent accompanied by a permanent reduction in the commitments thereunder) and certain other specified indebtedness and amounts in connection with certain other enumerated items. As of the end of 2020, we did not meet the Excess Cash Flow threshold to require a Prepayment.

In addition to mandatory Repayment and Prepayment obligations, we may at our option, prepay a portion of the outstanding Principal (“Optional Prepayment”). If we make Optional Prepayments before June 14, 2022, we will be subject to penalties ranging from 1.00% to 3.00% of the aggregate principal amount, with the exception of up to $50.0 million that may be repaid with the proceeds of a qualifying IPO without penalty.

All of Torrid LLC’s existing domestic subsidiaries and Torrid Intermediate LLC unconditionally guarantee all obligations under the Amended Term Loan Credit Agreement. Substantially all of the assets of Torrid LLC, Torrid LLC’s existing subsidiaries and Torrid Intermediate LLC will secure all such obligations and the guarantees of those obligations, subject to certain exceptions.

Our borrowings under the Amended Term Loan Credit Agreement are subject to a financial covenant that requires us to maintain a maximum ratio of our total debt to EBITDA, as defined in the Amended Term Loan Credit Agreement (“Total Net Leverage Ratio”). The maximum ratio is 3.60 for the quarter ended November 2, 2019, 3.35 for the quarters ended February 1, 2020, May 2, 2020, and August 1, 2020, 3.10 for the quarter ended October 31, 2020, 2.50 for the quarter ended January 30, 2021, 2.35 for the quarter ending May 1, 2021, 2.10 for the quarters ending July 31, 2021 and October 30, 2021, and 1.85 for all quarters thereafter. The Amended Term Loan Credit Agreement amended the definition of total debt used in the Total Net Leverage Ratio calculation for the quarters ended October 31, 2020 and January 30, 2021, and the quarters ending May 1, 2021 and July 31, 2021. The amended definition of total debt permits us to exclude indebtedness associated with our Existing ABL Facility, as amended, through the quarter ended October 31, 2020, removes the $20.0 million cap from the amount of cash and cash equivalents on-hand that we are permitted to net against our total debt for purposes of the ratio calculation through the quarter ended January 30, 2021, and raises the $20.0 million cap to $40.0 million and $30.0 million for the quarters ending May 1, 2021 and July 31, 2021, respectively, before reverting to $20.0 million for all quarters thereafter.

The Amended Term Loan Credit Agreement contains a limitation on our capital expenditures paid in cash in any year and such expenditures may not exceed 37.5% of prior year Adjusted EBITDA, as defined by the Amended Term Loan Credit Agreement. If the amount of our capital expenditures paid in cash in any year is less than the 37.5% threshold, 50% of the difference is automatically applied to increase the maximum threshold in the next year. The Amended Term Loan Credit Agreement also contains a number of covenants that, among other things and subject to certain exceptions, will restrict our ability and the ability of our subsidiaries to: create, incur or assume liens on our assets or property; incur additional indebtedness; make capital expenditures; issue preferred or disqualified stock; incur hedging obligations; consolidate or merge; sell assets; pay dividends or make distributions, make investments, or engage in transactions with our affiliates. As of January 30, 2021, we were compliant with our covenants under the Amended Term Loan Credit Agreement.

As of January 30, 2021, total borrowings, net of OID and financing costs, of $204.9 million remain outstanding under the Amended Term Loan Credit Agreement. During 2019, we recognized $14.9 million of interest expense and recognized $0.9 million of non-cash interest expense related to OID and financing costs related to the Term Loan Credit Agreement. During 2020, we recognized $19.2 million of interest expense and recognized $1.4 million of OID and financing costs related to the Amended Term Loan Credit Agreement. The OID and financing costs are amortized over the Amended Term Loan Credit Agreement’s five and a half-year term and are reflected as a direct deduction of the face amount of the term loan in our consolidated balance sheets. We recognize interest payments, together with amortization of the OID and financing costs, in interest expense in our consolidated statements of operations and comprehensive income.

See “Description of Certain Indebtedness—Term Loan Credit Agreement.”

Senior Secured Asset-Based Revolving Credit Facility

In May 2015, we entered into a credit agreement for a senior secured asset-based revolving credit facility (“Original ABL Facility”) of $50.0 million (subject to a borrowing base), with Bank of America, N.A. On October 23, 2017, we entered into an amended and restated credit agreement (“Existing ABL Facility”) which amended the Original ABL Facility and this agreement was subsequently amended on June 14, 2019 and September 4, 2019. Under the Existing ABL Facility, as amended, (i) $70 million in aggregate commitments (subject to a borrowing base) are available to us and (ii) we have a right to request additional commitments of up to $30.0 million plus the aggregate principal amount of any permanent principal reductions we may take (subject to customary conditions precedent). The principal amount outstanding of the loans under the Existing ABL Facility is due and payable in full on October 23, 2022.

The borrowing base for the Existing ABL Facility, as amended, at any time equals the sum of 90% of eligible credit card receivables, plus 90% of the appraised net orderly liquidation value of eligible inventory and eligible in-transit inventory multiplied by the cost of such eligible inventory and eligible in-transit inventory (to be increased to 92.5% during the period beginning on September 1 of each year and ending on December 31 of each year). The Existing ABL Facility, as amended, includes borrowing capacity for letters of credit and for borrowings on same-day notice, referred to as Swing Line Loans, and is available in U.S. dollars.

Under the Existing ABL Facility, as amended, we have the right to request up to $30.0 million of additional commitments plus the aggregate principal amount of any permanent principal reductions we may take. The lenders under this facility are not under any obligation to provide any such additional commitments, and any increase in commitments is subject to customary conditions precedent. If we were to request any such additional commitments and the existing lenders or new lenders were to agree to provide such commitments, the size of the Existing ABL Facility, as amended, could increase to up to $100.0 million, but our ability to borrow under this facility would still be limited by the amount of the borrowing base.

Borrowings under the Existing ABL Facility, as amended, bear interest at an annual rate equal to, at our option, either (a) a base rate determined by reference to the highest of (1) the prime rate of Bank of America, N.A., (2) the federal funds effective rate plus 0.50% and (3) a LIBOR rate for an interest period of one month adjusted for certain costs, plus 1.00%; or (b) at a LIBOR rate for the interest period relevant to such borrowing adjusted for certain costs (“Adjusted LIBOR”), in each case plus an applicable margin that ranges from 1.25% to 1.75% for LIBOR borrowings and 0.25% to 0.75% for base rate borrowings, in each case, based on average daily availability. At the end of 2020, the applicable interest rate for borrowings under the Existing ABL Facility was approximately 4% per annum.

If we elect the LIBOR rate, interest is due and payable on the last day of each interest period, unless an interest period exceeds three months, then the respective dates that fall every three months after the beginning of the interest period shall also be interest payment dates. If we opt for the base rate (including a Swing Line Loan), interest is due and payable on the first business day of each month and on the maturity date.

In addition to paying interest on outstanding principal under the Existing ABL Facility, as amended, we are required to pay a commitment fee in respect of unutilized commitments. The commitment fee ranges between 0.25% and 0.375% per annum of unutilized commitments and will be subject to adjustment each fiscal quarter based on the amount of unutilized commitments during the immediately preceding fiscal quarter. We must also pay customary letter of credit fees and agent fees.

If at any time the aggregate amount of outstanding loans, unreimbursed letter of credit drawings and undrawn letters of credit under the Existing ABL Facility, as amended, exceeds the lesser of (a) the commitment amount and (b) the borrowing base, we will be required to repay outstanding loans and/or cash collateralize letters of credit in an aggregate amount equal to such excess, with no reduction of the commitment amount.

We may voluntarily reduce the unused portion of the commitment amount and repay outstanding loans at any time. Prepayment of the loans may be made without premium or penalty other than customary “breakage” costs with respect to LIBOR loans.

All obligations under the Existing ABL Facility, as amended, are unconditionally guaranteed by substantially all of Torrid Intermediate LLC’s existing majority-owned domestic subsidiaries and will be required to be guaranteed by certain of Torrid Intermediate LLC’s future domestic majority-owned subsidiaries. All obligations under the Existing ABL Facility, as amended, and the guarantees of those obligations, will be secured, subject to certain exceptions, by substantially all of Torrid Intermediate LLC’s assets.

The Existing ABL Facility, as amended, requires us to maintain a fixed charge coverage ratio of at least 1.00 to 1.00 if we fail to maintain Specified Availability, as defined by the Existing ABL Facility, as amended, of at least the greater of 10% of the Loan Cap, as defined by the Existing ABL Facility, as amended, and $5.0 million. The Existing ABL Facility, as amended, contains a number of other covenants that, among other things and subject to certain exceptions, will restrict our ability and the ability of our subsidiaries to: incur additional indebtedness; pay dividends on our capital stock or redeem, repurchase or retire our capital stock or our other indebtedness; make investments, loans and acquisitions; engage in transactions with our affiliates; sell assets, including capital stock of our subsidiaries; alter the business we conduct; consolidate or merge; and incur liens. As of January 30, 2021, we were compliant with our covenants under the Existing ABL Facility, as amended.

The Existing ABL Facility, as amended, specifically restricts dividends and distributions, aside from amounts to cover ordinary operating expenses and taxes, between our subsidiaries and to us. However, dividends and distributions are permitted at any time that either (1) availability under the Existing ABL Facility, as amended, is equal to or greater than 15% of the maximum borrowing amount on a pro forma basis and we are pro forma compliant with a 1.00 to 1.00 fixed charge coverage ratio or (2) availability under the Existing ABL Facility, as amended, is equal to or greater than 20% of the maximum borrowing amount on a pro forma basis. As of the end of 2020, the maximum restricted payments utilizing the Existing ABL Facility, as amended, that our subsidiaries could make from its net assets was $55.0 million.

Availability under the Existing ABL Facility, as amended, at the end of 2019 was $68.0 million, which reflects no borrowings and $2.0 million of standby letters of credit issued and outstanding. Availability under the Existing ABL Facility, as amended, at the end of 2020 was $65.5 million, which reflects no borrowings and $4.5 million of standby letters of credit issued and outstanding.

See “Description of Certain Indebtedness—ABL Facility.”

Contractual Obligations

We enter into long term contractual obligations and commitments in the normal course of business, primarily debt obligations, purchase obligations and non-cancelable operating leases. As of January 30, 2021, our contractual cash obligations over the next several periods are set forth below (dollars in thousands).

	Payments Due by Period
	Total	<1 Year	1-3 Years	3-5 Years	Thereafter
Contractual Obligations:
Amended Term Loan Credit Agreement Obligations(1)	$210,700	$13,000	$35,750	$161,950	$—
Interest Expense on Amended Term Loan Credit Agreement Obligations(1)(2)	55,416	16,129	28,724	10,563	—
Purchase Obligations	232,922	232,922	—	—	—
Letters of Credit and Other Obligations(3)	38,897	24,098	12,192	2,607	—
Operating Lease Obligations(4)	355,986	65,746	119,530	93,536	77,174

Total	$893,921	$351,895	$196,196	$268,656	$77,174

(1)

Amounts assume that the Amended Term Loan Credit Agreement is paid upon maturity and do not consider any variable mandatory principal prepayments or optional principal prepayments which we may make in the future.

(2)	Assumes an interest rate of approximately 8% per annum, consistent with the interest rate at January 30, 2021.
(3)

Amounts listed above do not include cash obligations related to relocation expenses in connection with the involuntary separation of certain employees due to the uncertainty regarding the amount of such expenses.

(4)

Includes estimated annual future minimum occupancy payments under operating leases including minimum base rents, common area maintenance charges and heating, ventilation and cooling charges, for lease terms that include periods covered by options to extend some of our leases, as we are reasonably certain to exercise those options. Options to terminate our leases have not been included in any lease terms as we are not reasonably certain to exercise those options. See “Note 9—Leases” contained in the consolidated financial statements and notes, included elsewhere in this prospectus for additional disclosure related to operating lease obligations.

We have not included any income tax audit settlement payments due in less than one year in the contractual obligations table above as we do not expect any income tax audit settlements related to open audits to be fully settled in 2021 or any material gross unrecognized tax benefits for which the statutes of limitations are expected to expire in 2021. In addition, due to the uncertainty regarding the timing of future cash outflows associated with noncurrent unrecognized tax benefits of $2.0 million, we are unable to make a reliable estimate of the periods of cash settlement with the respective tax authorities and have not included such amounts in the contractual obligations table above.

Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements or financing activities with special-purpose entities.

Critical Accounting Policies and Significant Estimates

Our discussion of results of operations and financial condition is based upon the consolidated financial statements included elsewhere in this prospectus, which have been prepared in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and certain assumptions about future events that affect the classification and amounts reported in our consolidated financial statements and accompanying notes, including revenue and expenses, assets and liabilities, and the disclosure of contingent assets and liabilities. These estimates and assumptions are based on our historical results as well as management’s judgment. Although management believes the judgment applied in preparing estimates is reasonable based on circumstances and information known at the time, actual results could vary materially from estimates based on assumptions used in the preparation of our consolidated financial statements.

The most significant accounting estimates involve a high degree of judgment or complexity. Management believes the estimates and judgments most critical to the preparation of our consolidated financial statements and to the understanding of our reported financial results include those made in connection with revenue recognition, including accounting for gift card breakage, estimated merchandise returns and loyalty program expenses; estimating the value of inventory; determining operating lease liabilities; and estimating share-based compensation expense. Management evaluates its policies and assumptions on an ongoing basis. Our significant accounting policies related to these accounts in the preparation of our consolidated financial statements are described below (see Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for additional information regarding our critical accounting policies).

Revenue Recognition

In the first quarter of 2018, we adopted ASC 606 using the modified retrospective adoption method. Under the modified retrospective adoption method, our consolidated financial statements as of and for the year ended February 2, 2019 and thereafter, reflect the provisions of ASC 606. The adoption of ASC 606 did not have a material impact on our consolidated financial position, results of operations or cash flows. Under ASC 606, we recognize revenue when our performance obligations under the terms of a contract or an implied arrangement with a customer are satisfied, which is when the merchandise is transferred to the customer and the customer obtains control of it. The amount of revenue we recognize reflects the total consideration we expect to receive for the merchandise, which is the transaction price. For arrangements that contain multiple performance obligations, we allocate the transaction price to each performance obligation on a relative stand-alone selling price basis.

At our retail store locations, we satisfy our performance obligation and recognize revenue at the point in time when a customer takes possession of the merchandise and tenders payment at the point-of-sale register. For e-Commerce sales shipped to a customer from our distribution center, or from a retail store location (ship from store), we satisfy our performance obligation and recognize revenue upon shipment, which is the point in time we believe the customer obtains control of the merchandise after payment has been tendered. Income we receive from customers for shipping and handling is recognized as a component of revenue upon shipment of merchandise to the customer. We satisfy our performance obligation and recognize revenue from e-Commerce sales shipped to a retail store location from our distribution center, or fulfilled from merchandise already located at a retail store location (buy-online-pickup-in-store), at the point in time when the customer retrieves the merchandise from within the retail store location or at a retail store curbside.

We are required to estimate certain amounts included in a contract or an implied arrangement with a customer which add variability to the transaction price. Under certain conditions, we are obligated to accept customer returns for most of our merchandise. Sales returns reduce the revenue we expect to receive for merchandise and therefore add variability to the transaction price. Based on historical return pattern experience, we reasonably estimate the amount of merchandise expected to be returned and exclude it from revenue. We record a reserve for merchandise returns at the time revenue is recognized based on prior returns experience and expected future returns in accordance with our return policy and discretionary returns practices. We monitor our returns experience and resulting reserves on an ongoing basis and we believe our estimates are reasonable. We do not believe there is a reasonable likelihood that there will be a material change in the assumptions used to calculate the allowance for sales returns. However, if actual sales returns are significantly different than the estimated allowance, our results of operations could be materially affected.

We satisfy our performance obligation and recognize revenue from gift cards and store merchandise credits at the point in time when the customer presents the gift cards and store merchandise credits for redemption. Gift card breakage is income recognized due to the non-redemption of a portion of gift cards sold by us for which a liability was recorded in prior periods. We recognize estimated gift card breakage over time as a component of net sales in proportion to the pattern of rights exercised by the customer as reflected in actual gift card redemption patterns over the period. Based upon historical experience, we estimate the value of outstanding gift cards that will ultimately not be redeemed (breakage) nor escheated under statutory unclaimed property laws. This amount is recognized as revenue over the time pattern established by our historical gift card redemption experience. We monitor our gift card redemption experience and associated accounting on an ongoing basis. Our historical experience has not varied significantly from amounts historically recorded and we believe our assumptions are reasonable. While customer redemption patterns result in estimated gift card breakage, changes in our customers’ behavior could impact the amount that ultimately is unused and could affect the amount recognized as a component of net sales.

If a customer earns loyalty program points in connection with the sales transactions described above, then we have a remaining performance obligation and cannot recognize all the revenue. A portion of the revenue is allocated to the loyalty program points earned during the transaction. We satisfy our performance obligation and recognize revenue allocated to these loyalty program points and the resulting awards at the point in time when the awards are redeemed for merchandise, when we determine that they will not be redeemed, or when the awards and points expire. Under our loyalty program, customers accumulate points based on purchase activity and effective the second quarter of 2019, qualifying non-purchase activity. Upon reaching a certain point level, customers can earn awards that may only be redeemed for merchandise. Unredeemed points typically expire after 13 months without additional purchase activity and effective the second quarter of 2019, qualifying non-purchase activity. Unredeemed awards typically expire 45 days after issuance. We use historical redemption rates to estimate the value of future award redemptions and we recognize the estimated value of these future awards as a reduction of revenue in the consolidated statements of operations and comprehensive income in the period the points are earned by the customer.

Inventory

Inventory consists of finished goods merchandise held for sale to our customers. Inventory is valued at the lower of moving average cost or net realizable value.

In the normal course of business, we record inventory reserves based on past and projected sales performance, as well as the inventory on hand. We make certain assumptions regarding net realizable value in order to assess whether our inventory is recorded properly at the lower of cost or net realizable value. These assumptions are based on both historical average selling price experience, current selling price information and estimated future selling price information. The carrying value of inventory is reduced to estimated net realizable value when factors indicate that merchandise will not be sold on terms sufficient to recover its cost.

We monitor inventory levels, sales trends and sales forecasts to estimate and record reserves for excess, slow-moving and obsolete inventory. Accordingly, estimates of future sales prices requires management judgment based on historical experience, assessment of current conditions and assumptions about future transactions. In addition, we conduct physical inventory counts to determine and record actual shrinkage. Estimates for shrinkage are recorded between physical counts, based on actual shrinkage experience. Actual shrinkage can vary from these estimates. We believe our assumptions are reasonable, and we monitor actual results to adjust estimates and inventory balances on an ongoing basis.

Leases

On February 3, 2019, we adopted ASU 2016-02, Leases, and all related guidance (“ASC 842”) and recorded a $317.7 million right-of-use (“ROU”) asset and a corresponding $366.7 million lease liability in our consolidated balance sheet for all eligible leases with terms longer than 12 months. Our consolidated financial statements for 2019 reflect the provisions of ASC 842, while prior periods do not. The initial ROU assets recognized upon adoption are equal to the initial operating lease liabilities, adjusted for the balances of leasehold interests, deferred rent and lease incentives on the adoption date.

Upon our adoption of ASC 842, we elected not to reassess whether any expired or existing contracts are or contain leases and not to reassess the lease classification for any expired or existing leases. We consider an agreement to be or contain a lease if it conveys us with the right to control the use of an identified asset for a period of time in exchange for consideration. Based on these criteria, we have operating lease agreements for our retail stores, distribution center and headquarter office space; and vehicles and equipment; under primarily non-cancelable leases with terms ranging from approximately two to seventeen years.

Certain of our operating lease agreements contain one or more options to extend the leases at our sole discretion. However, the periods covered by the options to extend the leases of our retail stores, vehicles and equipment are not recognized as part of the associated ROU assets and lease liabilities, as we are not reasonably certain to exercise the options. The periods covered by the options to extend the leases of our distribution center and headquarter office space are recognized as part of the associated ROU assets and lease liabilities, as we are reasonably certain to exercise the options. Some of our operating lease agreements contain options to terminate the lease under certain conditions. Approximately 55% of current leases will have a termination or kickout within 3 years allowing us to opportunistically evaluate our store fleet and be flexible.

The retail space leases provide for rents based upon the greater of the minimum annual rental amounts or a percentage of annual store net sales volume. Certain leases provide for increasing minimum annual rental amounts. We consider rents based upon a percentage of annual store net sales volume, and other rent-related payments that generally vary because of changes in facts and circumstances (other than due to the passage of time), to be variable lease payments. Variable lease payments associated with retail space leases are recognized as occupancy costs within cost of goods sold in the condensed consolidated statements of operations and comprehensive income in the period in which the obligation for those payments is incurred. We generally consider all other lease payments to be fixed in nature and the sum of all the discounted remaining fixed payments in the lease terms make up the lease liabilities in our condensed consolidated balance sheet (if the lease terms are longer than 12 months).

We discount the fixed lease payments that make up the lease liabilities using an incremental borrowing rate (“IBR”), as the rates implicit in our leases are not readily determinable. The IBR is the rate of interest that we would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. The determination of the incremental borrowing rate incorporates various assumptions including the financial scale, leverage and coverage measures that indicate our financial flexibility and long-term viability. These measures utilize credit ratings that are assigned scores which, when weighted based on certain quantitative factors, indicate overall credit score. An IBR for each lease term is determined based on the credit score. All scores, credit ratings and corresponding IBRs are highly subjective.

We choose not to separate nonlease components (such as common area maintenance charges and heating, ventilation and air conditioning charges), from lease components (such as fixed minimum rent payments), and instead account for each separate lease component and the nonlease components associated with that lease component as a single lease component. We do not apply ASC 842 requirements to leases that have lease terms of 12 months or less upon commencement, and instead recognize short-term lease payments, if applicable, in the condensed consolidated statements of operations and comprehensive income on a straight-line basis over the lease term.

In response to the COVID-19 pandemic, the Financial Accounting Standards Board issued interpretive guidance in April 2020, which provides entities the option to elect to account for lease concessions as though the enforceable rights and obligations existed in the original lease terms. We elected this option; accordingly, we do not remeasure the lease liabilities or record a change to the ROU assets for any concessions we receive for our retail store leases. Rather, deferred lease payments are recorded to operating lease liabilities until paid and lease concessions are recorded in the period they are negotiated or when the lower lease expense is paid.

Share-Based Compensation

Beginning in 2015 and through January 30, 2021, our parent, Torrid Holding LLC, issued 13.7 million incentive units in the aggregate, net of forfeitures, to certain members of management. These incentive units are intended to constitute profits interests.

We recognize share-based compensation expense associated with incentive units issued by our parent in selling, general and administrative expenses in our consolidated statements of operations and comprehensive income. The share-based compensation expense and related capital contribution are reflected in our consolidated financial statements as these awards are deemed to be for our benefit. The intent of the awards is to provide profit-sharing opportunities to management rather than equity ownership in our parent. In addition, the incentive units have disproportionate voting and distribution rights and contain a repurchase feature, whereby upon termination, our parent has the right to purchase from former employees any or all of the vested incentive units at fair value. Based on these aforementioned features and characteristics, we determined that the incentive units were in-substance liabilities. The incentive units are remeasured based on the fair value of the awards at the end of each reporting period as the incentive units are accounted for as liability instruments in accordance with ASC 710, Compensation-General. We record the fair value of these awards as a capital contribution from our parent as our parent is the legal obligor for the incentive units.

The incentive units were valued utilizing a contingent claims analysis (“CCA”) methodology based on a Black-Scholes option pricing model (“OPM”). Under the OPM, each class of incentive units is modeled as a call option with a unique claim on the assets of our parent. The characteristics of each class of incentive units determine the uniqueness of the claim on the assets of our parent. The OPM used to value the incentive units incorporates various assumptions, including the time to liquidity event, equity volatility and risk-free interest rate of return. Equity volatility is based on the historical volatilities of comparable publicly traded companies for the time horizon equal to the time to the anticipated liquidity event; and the risk-free interest rate is for a term corresponding to the time to liquidity event. The assumptions underlying the valuation of the incentive units represent our best estimates, which involve inherent uncertainties and the application of our judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our non-cash share-based compensation expense could be materially different. Our non-cash share-based compensation expense could also be materially different if there are significant fluctuations in the Torrid Holding LLC equity value.

Jumpstart Our Business Startups Act of 2012 (“JOBS Act”)

In April 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an “emerging growth company,” we are electing not to take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies. Section 107 of the JOBS Act provides that our decision not to take advantage of the extended transition period is irrevocable.

We have chosen to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company” we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 of Sarbanes-Oxley, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (United States) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the consolidated financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation-related items, such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation. We may remain an “emerging growth company” until the last day following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our total annual gross revenue equals or exceeds $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an “emerging growth company” prior to the end of such five-year period.

Recently Issued Accounting Pronouncements

See Note 3 to our audited consolidated financial statements included elsewhere in this prospectus for information regarding recently issued accounting pronouncements.

Quantitative and Qualitative Disclosure of Market Risks

Interest Rate Risk

We are subject to interest rate risk in connection with borrowings under our Existing ABL Facility, as amended, and Amended Term Loan Credit Agreement, which bear interest at a variable rate equal to LIBOR plus an applicable margin. As of January 30, 2021, we had $204.9 million of outstanding variable rate loans under the Amended Term Loan Credit Agreement and no outstanding variable rate borrowings under the Existing ABL Facility, as amended. An increase or decrease of 1% in the variable rates on the amount outstanding under the Amended Term Loan Credit Agreement would have increased or decreased our annual interest expense by approximately $2.4 million. See “Description of Certain Indebtedness—Term Loan Credit Agreement” and “Description of Certain Indebtedness—ABL Facility.”

Foreign Exchange Risk

The reporting currency for our consolidated financial statements is U.S. dollars. To date, net sales generated outside of the United States have not been significant. As a result, we have not been impacted materially by changes in exchange rates and do not expect to be impacted materially for the foreseeable future. However, as our net sales generated outside of the United States increase, our results of operations could be adversely impacted by changes in exchange rates. For example, if we recognize international sales in local foreign currencies (as we currently do in Canada), as the U.S. dollar strengthens it would have a negative impact on our international results upon translation of those results into U.S. dollars during consolidation. We also purchase a significant quantity of merchandise from foreign countries. However, these purchases are made in U.S. dollar-denominated purchase contracts. We do not currently hedge foreign currency fluctuations and do not intend to do so for the foreseeable future.

Impact of Inflation

Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our results of operations and financial condition have been immaterial. We cannot assure you our business will not be affected in the future by inflation.

Internal Control Over Financial Reporting

In connection with the audits of our consolidated financial statements as of and for the years ended January 30, 2016, January 28, 2017 and February 3, 2018, we identified material weaknesses in our internal control over financial reporting. See the section titled “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—If we are unable to design, implement and maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley, we may not be able to report our financial results in a timely and reliable manner, which could have a material adverse effect on our business and stock price. We have identified material weaknesses in our internal control over financial reporting.”

BUSINESS

Our Mission

Torrid is on a mission to be the best direct-to-consumer apparel and intimates brand in North America by providing an unparalleled fit and experience that empowers curvy women to love the way they look and feel.

Who We Are

Torrid is the largest, fastest-growing direct-to-consumer brand of women’s plus-size apparel and intimates in North America. We served 3.2 million active customers and generated net sales of $974 million in 2020. Our proprietary product offering delivers a superior fit for the curvy woman that makes her love the way she looks and feels. We offer our customer high quality products across a broad assortment that includes tops, denim, dresses, intimates, activewear, footwear and accessories. Our style is unapologetically youthful and sexy. We believe our customer values the appeal and versatility of our curated product assortment that helps her look good for any occasion, including weekend, casual, work and dressy, all at accessible price points. We specifically design for stylish plus-size women and are maniacally focused on fit because fit is the highest priority for them, according to a consumer study we commissioned. Based on the same study, plus-size consumers consistently rank our fit as #1 among our peers, which contributes to our industry-leading net promoter score (“NPS”) of 55, nearly two times the industry average of 30. Our consistent fit contributed to a return rate that is less than half of the average return rate for U.S. e-Commerce and retail purchases, according to United States government statistics. Through our product and brand experience, we connect with customers in a way that other brands, many of which treat plus-size customers as an afterthought, have not.

We are the category-leading brand in the $85 billion U.S. women’s plus-size apparel and intimates market, which serves 90 million plus-size women, defined as wearing sizes 10 and up. We design for a 25 to 40 year old curvy woman, who leads a social and active lifestyle and wants to wear clothes that make her look and feel good. While 58% of our 2020 customers are under 40 years old and our average customer is a size 18, our products and style appeal to women of all ages and across the range of plus-sizes. Our target market is large, growing and underserved across both online and in-store channels. The average plus-size woman has historically struggled to find stylish products that fit well and 78% of plus-size women reported that they would spend more on clothing if they had more options available in their size. Through our differentiated product, unified go-to-market strategy, strong connection with our customer and data-driven merchandising approach, we believe we are uniquely positioned to unlock this untapped spend potential by providing her an experience that has not previously been available to her.

We execute a customer-first unified commerce strategy that is channel-agnostic, allowing our customer to experience our brand and unparalleled proprietary fit wherever and whenever she wants. We market directly to consumers via our e-Commerce platform and our physical footprint of 608 stores as of January 30, 2021. E-Commerce sales represented 42% and 48% of net sales in 2018 and 2019, respectively, having grown by 30% in 2018 and 28% in 2019. In 2020, e-Commerce sales represented 70% of net sales as e-Commerce sales grew by 38% and store sales declined as a result of temporary store closures and a slowdown in store traffic associated with the global COVID-19 pandemic. Our broad digital ecosystem—from our engaging e-Commerce website and mobile app to social media channels and our Torrid Rewards loyalty program—allows us to better connect, engage, track and service customers. This ecosystem also provides robust quantitative and qualitative customer data that we use to inform all aspects of our operations, from product development, to merchandising and marketing. Our stores are designed to create an inclusive and welcoming environment where our customers can discover and engage with our brand, experience our fit and connect with a community of like-minded women. Our stores also serve as an effective and profitable source of new customer acquisition with a payback period of less than two years. The integration of e-Commerce and stores is fundamental to our customer-centric strategy as those two channels complement and drive traffic to one another. We have a history of converting single-channel customers into highly valuable omni-channel customers. In 2020, on average, omni-channel customers spent approximately 3.2 times more than single-channel customers. Our consistent product fit and the unified experience between our stores and e-Commerce platform creates a powerful flywheel effect that results in low customer acquisition cost, high repeat purchasing behavior and high customer lifetime value.

We form long-standing relationships with our customers, who are empowered by their Torrid experience and develop what we believe to be a deep, emotional connection with our brand. We were able to attribute approximately 98% of our net sales in 2020 to individual customers through our extensive customer and sales data resulting from our loyalty program and highly engaged customer base. Our customers’ repeat purchasing behavior is evidenced by our strong net sales retention. In 2020, we retained 82% of net sales from the prior year’s identifiable customers. While the net sales retention was down from 96% in 2019 due to temporary store closures resulting from the COVID-19 pandemic, we expect net sales retention to recover in future periods. The rich database of information provided by our loyalty program gives us deep insight into the plus-size consumer’s purchasing behavior and allows us to market to our customers more effectively. Our stores and efficient marketing spend enable low CAC that, combined with our high repeat purchase behavior, generates an attractive ratio of customer LTV to CAC. For example, the 5-year LTV of our 2015 customer cohort was approximately 7.4 times the cost of acquiring those customers, which is a testament to our ability to efficiently acquire new customers.

We employ a data-driven approach to design, merchandising and inventory planning and allocation to deliver high quality products that combine the fit, style and attitude that our customer wants. As a fit-first company, we do not rely on being fashion leaders and instead provide a curated assortment of Basic, Core and New products. We internally design and develop the vast majority of our products, a model we describe as vertical sourcing, which gives us control to deliver consistent fit, quality and cost across our products. We leverage our robust customer data to inform purchasing decisions and have the flexibility to respond quickly to the latest sales trends and incorporate customer feedback to deliver the product our customer wants. Further, we utilize a read-and-react testing approach with shallow initial buys to iterate our New product offering, thus minimizing fashion and inventory risk. We believe our data-driven approach will continue to drive market growth and market share gains with our rapidly growing and underserved customer base.

Response to the COVID-19 Pandemic

Commencing in December 2019, the novel strain of coronavirus, COVID-19, spread rapidly throughout the world. The global crisis resulting from the spread of COVID-19 has disrupted, and continues to significantly disrupt, local, regional and global economies and businesses in the United States and internationally. Because apparel retail stores were generally deemed “non-essential” by most federal, state, provincial and local government authorities in the United States, our stores had to remain closed or operate on reduced hours; we estimate that in 2020, our stores were open, on a same- store-basis, 47% fewer operating hours than in 2019. COVID-19 has accelerated the secular shift towards e-Commerce as consumers increasingly shopped online amid the temporary store closures, and we believe we were well positioned to serve our customers through our robust e-Commerce platform and accelerated investments in omni-channel offerings such as curbside pickup, buy-online-pickup-in-store (“BOPIS”) and ship from store. In response to the COVID-19 pandemic, Torrid proactively implemented various initiatives with a focus on ensuring the health and safety of employees and customers, minimizing the financial impact of COVID-19 and continuing to build the foundation for future growth and profitability. The initiatives implemented include, but are not limited to:

•	Accelerated investments in omni-channel offerings and rolled out BOPIS across all U.S. stores in June 2020, and curbside pickup and ship from store in select stores in August 2020;

•	Made targeted investments and changes to our process to improve the speed and flexibility of our supply chain including shortening our development cycle by two weeks;

•

Leveraged data analytics and insights to tailor marketing and promotional strategies in response to consumer behavior changes related to the ongoing COVID-19 pandemic, allowing us to reduce our CAC by 7% in 2020 from 2019;

•	Utilized new technologies to communicate with stores in real time and facilitate virtual store visits for District and Regional Managers;

•	Managed expenses by reducing headcount and general and administrative expenses;

•	Extended and improved payment terms with vendors and negotiated rent relief, including variable rent leases, for a significant portion of stores; and

•	Deferred non-essential capital expenditures and new store opening plans.

Our Financial Performance

We believe our fit-focused product strategy, direct-to-consumer model and passionate team have resulted in high growth, strong profitability and a leading market position over the last several years. In early 2020, as COVID-19 disrupted our customers’ lives, Torrid’s business demonstrated resiliency beyond our initial expectations. By May 2020, net sales growth began to rebound even as store traffic remained challenged, as consumers increasingly shifted their spending to online channels. Financial performance in 2020 demonstrates the strong inherent demand for our differentiated product and the resiliency of our business model. Since 2018, we have recorded the following financial results:

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Total active customers grew 11% year-over-year from 3.0 million in 2018 to 3.4 million in 2019. In 2020, total active customers declined by 5% to 3.2 million, as a number of customers held off on making purchases in 2020;

•

Net sales grew 14% year-over-year from $909 million in 2018 to $1,037 million in 2019. In 2020, net sales declined 6% year-over-year to $974 million as significant declines in store-based sales were partially offset by increases in e-Commerce sales. Nevertheless, we estimate Torrid was able to gain market share in women’s plus size apparel and intimates in 2020;

•	Net income declined 51% year-over-year from $87 million in 2018 to $42 million in 2019. In 2020, net income declined 41% year-over-year to $25 million; and

•

Adjusted EBITDA grew 36% year-over-year from $97 million in 2018 to $132 million in 2019, representing a margin increase of 200bps from 11% to 13% during the same time period. In 2020, Adjusted EBITDA declined 24% year-over-year to $101 million driven by temporarily lower gross profit margin and fixed cost deleverage as a result of the challenges presented by COVID-19. For a reconciliation of net income to Adjusted EBITDA, see “Prospectus Summary—Summary Consolidated Historical Financial and Other Data.”

Our Industry

We believe we are uniquely positioned to capture outsized share in the highly attractive and growing women’s plus-size apparel industry.

Large and Rapidly Growing Addressable Market Comprised of 90 Million Plus-Size U.S. Women

The market for women’s plus-size apparel and intimates is large and growing. As of December 31, 2019, more than two-thirds of all U.S. women, or 90 million, were plus-size. According to a third-party study we commissioned, the women’s plus-size apparel and intimates market was approximately $85 billion in calendar year 2019 and is expected to grow at a 3%-5% CAGR, more than twice the rate of the overall U.S. women’s apparel and intimates market. Further, the number of women in this size range is growing fastest among women under 45 as well as women with higher incomes, according to U.S. government agencies. Based on our 3.2 million active customers as of January 30, 2021, we believe Torrid is less than 4% penetrated among U.S. plus-size women and has a significant opportunity to expand share in this growing market.

Plus Size Women Are Significantly Underserved with Untapped Spend Potential

Plus-size women are underserved with apparel and accessories offerings that are characterized by poor fit, plain styling and limited selection. Sixty-nine percent of plus-size women report that it is difficult to find clothing as stylish and attractive as those available to non-plus-size women. For most apparel brands, plus-size is an afterthought as they do not invest time and resources to optimize fit on real plus-size models but rather simply rely upon “grading-up” existing non-plus-size offerings through extended sizing, which leads to poor, inconsistent quality and fit. Most of the existing dedicated plus-size brands target an older consumer or lack the product design and technical capabilities to deliver the fit she wants. We estimate there is currently only one dedicated women’s plus-size apparel store for every 51 women’s specialty apparel stores. As a result, there were approximately 78,000 plus-size women for each dedicated women’s plus-size apparel store, as compared to approximately 700 women for every other women’s specialty apparel store. We believe our superior fit, brand experience and our unified commerce strategy position us well to cater to this underserved market.

Due to the lack of options, the plus-size woman underspends on apparel and intimates annually compared to her non-plus-size peers and 78% of plus-size women reported that they would spend more on clothing if they had more options available in their size. We estimate this underspend to be $19 billion, implying a 22% embedded wallet growth opportunity beyond the $85 billion calendar year 2019 women’s plus-size apparel market, for a total addressable market size of $104 billion. We believe Torrid has a significant opportunity to unlock this additional, untapped spend potential and increase overall market share by better serving plus-size customers.

Significant Growth in Digital and Omni-Channel Shopping

The majority of all apparel purchases in the United States occur in stores. However, consumers have increasingly been shopping for apparel online, a behavior that has meaningfully accelerated during the pandemic. We believe this consumer behavior will continue for the next several years. According to Torrid’s estimates based on eMarketer’s Apparel & Footwear 2021 data:

•	U.S. online apparel sales were $125 billion in calendar year 2019 and are expected to reach $270 billion in calendar year 2024, growing at a CAGR of 17%; and

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Online penetration in apparel has increased from 20% to 26% in the United States from the end of calendar year 2016 through calendar year 2019. U.S. online penetration in apparel is expected to reach 38% in 2021 and 51% in 2024.

Additionally, digital channels play an important role in consumers’ offline purchase decisions. Specifically, when asked about their shopping behaviors prior to making a purchase in a physical retail store, 39% of digital consumers visited a brand’s website, 36% read customer reviews and 33% attempted to price match the product online, according to BigCommerce’s 2018 Omnichannel Buying Report that is based on a global survey of nearly 3,000 digital consumers. We believe retailers that employ an omni-channel strategy offering both a high-quality experiential brick-and-mortar footprint and a compelling online store supported by a strong digital presence and omni-channel offerings such as curbside pickup, BOPIS and ship from store have a competitive advantage in serving potential customers. We believe our unified commerce strategy, which includes 70% of net sales from e-Commerce and robust omni-channel functionality, positions Torrid well to succeed in this evolving environment.

Cultural Tailwinds Driving Torrid’s Market

We believe Torrid stands to benefit from thriving cultural movements involving female empowerment, body positivity and socially-influenced purchasing. Growing celebration of femininity, inclusivity and self-identity, along with the emergence of plus-size celebrities and influencers, inspires young curvy customers to demand more flattering and stylish clothing they are proud to wear. At the same time, younger generations are embracing social media platforms, including Instagram, which act as vehicles for community building and discovery. This seamless, constant exchange of community-based inspiration encourages consumers to purchase better-fitting and youthful clothing that allows for unapologetic self-expression. We believe these cultural shifts will continue to support the growth of the women’s plus-size apparel market.

The Torrid Approach

To achieve our mission of being the best direct-to-consumer plus-size apparel and intimates brand, we have created a proprietary fit that empowers our customers and drives loyalty. In turn, our loyal customers provide us with a rich set of data that allows us to improve our product and experience, thus creating a virtuous cycle that reinforces our leading position in plus-size apparel and intimates.

A FIT-ENABLED VIRTUOUS CYCLE

FIT TO PERFECTION

•	We provide a fit she knew she wanted but never had access to;

•	We accomplish this by fitting every single article of clothing we produce on a real woman, tailoring for her special needs, not simply “grading up” non-plus-size apparel;

•	We utilize a proprietary sizing process that is constantly updated through data and our continuous customer feedback loop, until we fit to perfection; and

•	We deliver unparalleled technical fit combined with unapologetic attitude and style.

Competitive Strengths

We attribute our continued success to the following competitive strengths:

First at Fit. Our capability to deliver the best fit for the curvy woman is unrivaled in the industry and hard to replicate. We have a maniacal focus on fit across our entire organization, which is rooted in our recognition of the importance of fit to our customer. Our team of highly skilled designers, artists and product engineers internally design and develop products that represented approximately 89% of our net sales in 2020. Unlike other brands, we do not rely on mannequins during the fit process, but rather fit all of our products on full-time plus-size fit models, our staff, and often our most loyal customers. We have developed our differentiated technical fit by building and continuously refining a database of fit specifications derived from testing, measuring and cataloging over 13,000 garments each year on our fit models. The discipline and rigor of our fit process differentiates our approach to technical design. We also utilize proprietary fabrics specifically engineered to enhance the fit for the plus-size woman. Our vertical sourcing model gives us control to deliver consistent fit, quality and cost, and allows us to incorporate customer feedback quickly and effectively. Our customers often start their Torrid journey in fit-critical categories such as denim and intimates that lead to increased loyalty and drive higher LTV over time. In intimates, we leverage our design and engineering expertise to develop highly technical bra features, such as our patent-pending back smoothing technology and recently introduced no-wire bra that require significant investment and are not easy to replicate by competitors. We believe our differentiated ability to deliver consistent fit and quality combined with style and comfort represents a significant competitive advantage.

Differentiated, Leading Brand for the Plus-Size Woman. We are the largest, fastest-growing direct-to-consumer brand of women’s plus-size apparel and intimates in North America. We believe many of our customers form a deep emotional connection with our brand, as their discovery of Torrid is often the first time they have felt truly understood and well-served by an apparel company. The Torrid brand represents a distinctive combination of high quality, stylish and well-fitting products combined with a brand experience that makes the plus-size woman feel confident and empowered. Our customers engage with us across multiple channels including online, in-store, through community events, surveys and on social media, with many becoming our biggest brand advocates. Our brand satisfaction is among the highest for apparel brands, as illustrated by our industry-leading NPS of 55, nearly two times the industry average of 30. We believe this significant brand value will facilitate sustainable net sales growth and market share gains over time.

A Deep Connection to Our Loyal and Passionate Customer. We form long-standing relationships with our customers, who are empowered by their Torrid experience and reward us with their loyalty. In 2020, 2.9 million out of our approximately 3.2 million active customers were members of our loyalty program, accounting for 95% of net sales. Members of the top two tiers of our loyalty program, Torrid VIP and Loyalist, are our most loyal customers who purchase from us more often and spend significantly more than the average customer, accounting for an outsized share of net sales. In 2020, Torrid VIP and Loyalist members accounted for 16% of active customers and 41% of net sales. On average, they purchased more than 9 times per year and spent approximately $750 during the same period. Our customers’ repeat purchasing behavior is evidenced by our strong net sales retention. In 2020, we retained 82% of net sales from the prior year’s identifiable customers, despite the challenges presented by the COVID-19 pandemic. While the net sales retention was down from 96% in 2019 due to the COVID-19 pandemic, we expect net sales retention to recover in future periods. As a result of our strong customer loyalty and net sales retention, we generate high customer LTV, which we intend to leverage to help drive future growth.

Dynamic Direct-to-Consumer Business Model. Our unified commerce platform provides our customer with an inspiring shopping experience whenever and wherever she chooses to shop with us. We market directly to consumers via our e-Commerce platform, which accounted for 70% of sales in 2020, and our physical footprint of 608 stores as of January 30, 2021. Our broad digital ecosystem—from our engaging e-Commerce website and mobile app to social media channels and our Torrid Rewards loyalty program—allows us to better connect, engage, track and service customers. This ecosystem also provides robust quantitative and qualitative customer data that we use to inform all aspects of our operations, from product development, to merchandising and marketing. E-Commerce sales represented 42% and 48% of net sales in 2018 and 2019, respectively, having grown by 30% in 2018 and 28% in 2019. In 2020, e-Commerce sales represented 70% of net sales as e-Commerce sales grew by 38% and store sales declined as a result of temporary store closures and a slowdown in store traffic associated with the global COVID-19 pandemic. Our stores are designed to deliver an immersive brand and fit discovery experience further supported by personal connection with store associates who act as brand ambassadors. Our stores also act as a low cost source of new customer acquisition, requiring a small upfront investment that is quickly paid back. Our e-Commerce platform and store base complement and drive traffic to one another. Once she discovers her size in store, she increasingly shops online with us as she knows she can rely on the consistency of our fit. Our consistent product fit and the unified experience between our stores and e-Commerce platform creates a powerful flywheel effect that results in low CAC, high repeat purchasing behavior and high customer LTV.

Data-Driven, Low-Risk Merchandising Model. We employ a data-driven approach to design, merchandising and inventory planning and allocation to deliver high quality products that combine the fit, style and attitude that our customer wants. We have excellent visibility into our customer’s preferences through her purchase history and our outsized share of her apparel wallet. We leverage this robust customer data along with market trends to inform all purchasing decisions. Through our vertical sourcing model, we have the flexibility to respond quickly to the latest sales trends and make adjustments to our current offering based on customer feedback to deliver product our customer wants. We focus on fit, not fashion, and do not rely on being a fashion leader. We have a low-risk assortment that is anchored by our recurring, fit-focused offering of Basics and Core styles, which together represented approximately 86% of net sales in 2020. New product, which represents new or emerging styles, accounted for the remaining approximately 14% of net sales in 2020. We utilize a read-and-react testing approach with shallow initial buys and data-driven repurchasing decisions to iterate our New product offering, thus minimizing fashion and inventory risk.

Proven, Experienced Management Team and Mission-Driven Culture. We have created a company culture focused on attracting, training, retaining and developing talent that does not settle for the low expectations historically associated with the women’s plus-size apparel market. Approximately 93% of our employees identify as female. Our organization is comprised primarily of women who are also customers and align with our goal to empower curvy women to love the way they look and feel. In addition, they embody our philosophy and dedication to our product and serve as brand ambassadors on a daily basis. Our team is led by our Chief Executive Officer, Liz Muñoz, who is a direct-to-consumer brand veteran and joined the Company in January 2010 after having served as the President of Lucky Brand. Liz has a strong background in product fit and design, having spent years fitting clothing, and later leading the design and merchandising efforts at both Lucky Brand and Torrid. We employ a highly talented team of 460 corporate employees, comprised of skilled and experienced apparel and direct-to-consumer executives, combined with artists, designers, merchants, product engineers and data analysts.

Growth Strategies

We believe we have a significant opportunity to increase market share in the massive and growing plus size apparel and intimates markets. We intend to continue driving growth in our business through the following strategies:

Grow Torrid Curve.

We plan to accelerate growth of Torrid Curve®, our line of bras and other intimates, activewear, loungewear and sleepwear tailored specifically to a plus-size customer, through targeted investments in marketing and product innovation. The same discipline and rigor of our fit process for apparel is applied when designing and developing our Torrid Curve products. In intimates, we leverage our design and engineering expertise to develop highly technical bra features, such as our patent-pending back smoothing technology and recently introduced no-wire bra that require significant investment and are not easily replicated by competitors. Our deep connection with our customer has guided our product development pipeline so that we build products she needs and wants. For example, the idea for our back smoothing technology came from direct feedback from customers who expressed their desire for a solution to address her specific needs. We leverage this community to test our new products and perfect their development before launch. According to our estimates, the intimates market is growing at a rate of 8% which is 3 percentage points higher than the growth of the women’s plus-size apparel market, according to Statista. Our customers’ sizes are often not sold by leading intimates brands and we believe existing product options fail to combine functionality with appealing design. Intimates is a fast-growing category with significant incremental penetration opportunity both within our existing Torrid customer base and with new customers. Bras help attract customers to our brand; bras are, behind tops, the second most frequent item in a new customer’s first purchase. For 2019 and 2020, on average, customers who have bought Torrid Curve products spent 3x more than someone who did not and their retention rates were 1.5x higher. We believe Torrid Curve will be a meaningful driver of our growth in the future.

Attract New Customers to Torrid.

We believe there is a clear path to further increasing brand awareness and acquiring new customers through an integrated digital marketing and strategic store expansion strategy.

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Increase Brand Awareness and Accelerate Customer Acquisition Across Channels. We intend to grow our brand awareness among plus-size women from approximately          % as of          , by making incremental investments in our marketing spend, which was only approximately 5.3% of net sales in 2020. We believe we can do so profitably given our high ratio of LTV to CAC. We expect to further drive brand awareness, engagement and conversion through targeted investments in performance and brand marketing, including paid search, retargeting, social media campaigns, plus-size community-based events, in-store experiences and product collaborations.

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Grow With Disciplined Store Expansion. We believe the plus-size woman is dramatically underserved in her choice of apparel and intimates offerings and as a result we plan to capitalize on the opportunity to selectively grow our store footprint. Based on our proven, profitable store model, we intend to continue to capture this underpenetrated market with a disciplined roll-out of new stores that drive both in-store and e-Commerce sales. Our stores generate a high level of positive contribution and act as a low cost source of new customer acquisition, requiring a small upfront investment of capital expenditures and pre-opening expenses that is quickly paid back as a result of our customers’ high repeat purchasing behavior across channels. We target payback periods of less than two years, in line with our historical openings.

Deepen Customer Relationships to Increase Wallet Share.

We intend to continue to leverage the strength of our customer relationships and data, which allowed us to attribute approximately 98% of net sales in 2020 to individual customers. This robust customer data allows us to better engage with customers, increase retention and drive spend per customer.

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Expand Assortment Based on Trusted Fit. We intend to leverage data and our customer’s trust in our proprietary fit and style to enhance core entry points, such as denim and intimates, and broaden and deepen our offering in nascent categories, including activewear, workwear, special occasion and footwear.

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Leverage Our Data. We plan to further deepen customer relationships with personalization, customization and clienteling across channels in ways that we are not currently doing today. Leveraging loyalty program data, we seek to tailor our marketing messages, promotions and product recommendations to her preferences, which we believe will further drive conversion online and in stores and increase our share of her wallet.

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Grow Loyalty Program Engagement. As of January 30, 2021, 91% of our customers are members of our loyalty program and we intend to continuously find new ways to engage her and bring her back to our site, such as increased personalization, dedicated loyalty member events, and opportunities for accelerated tier migration, which we believe will deepen her loyalty and continue to drive recurring purchasing behavior.

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Enhance Customer Experience. We believe near-term initiatives, both online and in-store, will greatly enhance the ease of transaction and overall experience for customers. We are upgrading the functionality and features of our mobile app to deliver enhanced personalization such as size recommendations and complementary items, to expedite purchase decisions and increase order value. Further, we have accelerated our investments in and will continue to invest in omni-channel offerings such as curbside pickup, BOPIS and ship from store to drive both customer acquisition and retention.

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Implement New Technology. We have continued to enhance e-Commerce functionality with tools for product recommendations, enhanced payment options (e.g., buy now pay later), and improved returns process to drive conversion and increase order value. We also believe there is opportunity to further leverage artificial intelligence and machine-learning tools to drive better customer segmentation, leading to more efficient customer acquisition and retention marketing.

Expand Operating Margins by Leveraging Completed Investments in Data and Multidisciplinary Teams.

We have created a highly scalable foundation for growth through significant infrastructure investments. We will continue to strategically invest in our business while driving operational excellence and leveraging our fixed cost base to grow profitability.

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Leverage Data to Improve Pricing and Promotion Strategy. In addition to our robust merchandising team, we plan to continue to leverage data across the organization in various ways, allowing us to optimize pricing and promotional activity, including personalized promotions, to drive increased purchases and higher merchandise margins.

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Enhance Supply Chain Flexibility. We have developed internal processes that we refer to as our “speed model,” including pre-positioning fabrics with our third-party factory partners to accelerate product replenishment cycles, improve inventory turnover and drive higher margin sales.

•	Leverage Cost Base. We believe our scalable infrastructure and team will yield increasing operational leverage as our sales continue to grow relative to our cost base.

Product

Product Offering

We offer a full product assortment that addresses our customers’ entire closet, including tops, bottoms, denim, dresses, intimates, shoes and accessories. We believe our products not only provide an unparalleled technical fit, but also have the style and attitude that enable our customers to dress like her non-plus-size friends. We believe we are a destination for our customers to shop for every occasion, from casual to dressy, and everything in between.

While we aim to bring her the latest in fashion trends, we do not rely on being a fashion leader. Our offering is built on the foundation of Basics (approximately 19% of net sales in 2020) that represent year-round styles and colors that are constantly replenished and are not subject to a typical markdown cadence. Our Core offering (approximately 67% of net sales in 2020) includes products that are on-trend interpretations of our basic merchandise that we update with new fabrics, prints, embellishments or features. For example, the Harper Blouse represents a Basics item with Core iterations that feature embellishments such as zippers or button-loops. Approximately 14% of our net sales in 2020 were derived from New product, our trend driven items that incorporate the latest fashions available in the broader market to excite and engage our customer but are bought narrowly and reordered as demand dictates to minimize inventory risk.

We are market leaders in bottoms and intimates, both attractive growth categories where fit is critical. These categories serve as entry point to the Torrid brand and drive customer loyalty. We believe the design of our intimates line, Torrid Curve, inspires confidence and allows our customer to move in effortless comfort throughout her day while feeling confident and sexy. Over the course of almost two decades, Torrid has developed the requisite design and engineering expertise for the highly technical bra category through a rigorous in-house research and development process. We have patent applications pending for our 360° Back Smoothing Bras and our Power Mesh Panels for Tummy-Flattening Pants, both exclusive creations for the plus-size woman. Most other brands do not offer compelling intimates for curvy women due to a lack of focus and scale in plus-size, which results in a lack of investment in the technical product capabilities required in order to execute well. Because of our focus, we have developed a number of technical features, such as a heavier gauge of wire in our bras, which are specifically engineered for the comfort of plus-size women. Consequently, we believe Torrid Curve represents an attractive opportunity to realize growth in a particularly underserved category of the women’s plus-size apparel market. We believe Torrid Curve will be a meaningful driver of our growth in the future.

Product Design and Development

We are relentlessly focused on creating youthful, unapologetically sexy products specifically for the plus-size woman. We design, develop and merchandise almost all of our products in-house, under the Torrid® and Torrid Curve® brand names. Our products are exclusive to us, with few exceptions, and provide a consistent quality and fit that we believe she cannot find elsewhere. Our product development is led by a team of more than sixty highly skilled designers, artists and product engineers. Our core competency is our differentiated, market-leading fit that we achieve through the following strategies:

•	Maniacal focus on fit across our entire organization;

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Differentiated technical fit created through building and continuously refining a database of fit specifications derived from testing, measuring and cataloging approximately garments annually on our fit models;

•	Proprietary fabrics specifically engineered to enhance the fit for the plus-size woman;

•	Fit all of our products on full-time fit models and our staff, not mannequins; and

•	We test new fabrics, new silhouettes and new product lines on our community of loyal customers before launch.

Additionally, we employ a data-driven approach to design and product development, proactively and quickly incorporating sales and operational performance information alongside customer feedback from thousands of product reviews, and our ongoing dialogue with customers through social media and customer surveys.

Merchandise Planning

Our strategy is built around a consistent and stable base of Core products that provide our customer with year round style. At the same time, we introduce new lines of merchandise approximately 16 times per year, thus providing a consistent flow of fresh merchandise to keep our customer engaged, encourage repeat business and attract new customers. Unlike brands that do not focus exclusively on plus-size, we have the requisite scale to order in sufficient quantities and effectively manage a continuously refreshed plus-size inventory.

We have excellent visibility into our customers’ preferences through high participation in our robust loyalty program. We regularly use the depth and breadth of our data to assess sales, market trends and new product development to inform purchasing decisions. As a result, we have the flexibility to react quickly to product performance, make in-season inventory purchasing adjustments where possible and to respond to the latest sales trends by ordering or re-ordering as appropriate. Further, we utilize a read-and-react testing approach, with small purchase quantities, to introduce our New product offering, minimizing fashion risk. This strategy also allows us to mitigate inventory risk, particularly for new products or styles, while simultaneously providing our customers access to current fashion. Lastly, 86% of our sales in 2020 were from our Basic and Core categories, which we define as product that is either sold year round or a variation of a style sold in previous seasons. We believe this nature of our assortment enables us to more effectively predict demand for our product and better manage inventory risk.

During 2018 and 2019, we enhanced our merchandise planning and inventory management functions by building out the senior management team with a newly created position for the Chief Merchandising and Product Officer and the addition of three Merchandising Vice Presidents for each category: apparel, accessories and intimates. We have since introduced rigorous discipline around inventory performance by establishing clear guidelines on in-season product performance, item-level assortment planning and formal product hindsight reviews.

As we have executed on these strategies, we have seen substantial growth across all major product categories and healthy gross profit margin performance. Our disciplined planning and product lifecycle management strategies enable effective in-season inventory management to maximize inventory turn and productivity. Through these practices, we are able to limit markdowns, which we define as permanent price reductions, allowing us to maximize our gross profit margin.

Customers

We believe that our brand has broad appeal and attracts stylish women across a range of ages, ethnicities and sizes. Our typical customer is an employed, youthful woman between the ages of 25 and 40 years old with above-average annual household income (average of approximately $84,000), and wears sizes 10 to 30 (average of size 18). Approximately 58% of our customers are under 40 years old and the ethnic composition of our customer base parallels that of the U.S. population. She leads a busy life, is short on time and wants a curated presentation of quality apparel, intimates and accessories that are on trend and fit her well. This customer is significantly underserved as most plus-size apparel and accessories offerings are characterized by poor fit, plain styling and limited selection. Due to the lack of options, the plus-size woman underspends on apparel and intimates annually compared to her non-plus-size peers and 78% of plus-size women reported that they would spend more on clothing if they had more options available in their size. We estimate this underspend to be $19 billion, implying a 22% embedded wallet growth opportunity beyond the $85 billion 2019 women’s plus-size apparel market, for a total addressable market size of $104 billion. We believe Torrid has a significant opportunity to unlock this additional, untapped spend potential by better serving plus-size customers.

Torrid Loyalty and Torrid Credit Card Programs

We drive customer loyalty and engagement through our three-tier loyalty program. Members earn one point for every dollar spent and receive a reward for every 250 points collected. The program is tiered by annual customer spend and offers incremental perks with each tier. Torrid Rewards members are those who spend up to $499 annually, while members of Torrid Loyalist spend $500+ annually and Torrid VIP spend $1,000+ annually. We inspire loyalty by continuously engaging with our loyalty members through birthday gifts, social media, dedicated customer service lines and exclusive events.

Our customers are exceptionally loyal: The 2.9 million active customers in our loyalty program generated 95% of net sales in 2020.

Members of the top two tiers of our loyalty program, Torrid VIP and Loyalist, are our most loyal customers who purchase from us more often and spend significantly more than the average customer, accounting for an outsized share of net sales. In 2020, Torrid VIP and Loyalist members accounted for 16% of active customers and 41% of net sales. On average, they purchased more than 9 times per year and spent approximately $750 during the same period.

Additionally, we provide our customers with access to our Torrid Credit Card Program. Torrid Credit Card holders are automatically enrolled in the Torrid Rewards program through which customers receive points, discounts and other perks. As a result, Torrid Credit Card holders are among our most loyal and valuable customers. Our credit card program encourages customer loyalty, serves a valuable source for data and allows us to further invest in marketing efforts without exposure to incremental credit risk as our bank partner substantially manages all administrative processes, including underwriting, and bears the credit balance risk.

Our loyalty and Torrid Credit Card programs provide us with a strong ability to attribute sales and behavioral data to individual customers, which informs our decision making process. By putting the customer insights into action, we are able to more effectively engage with our customer to drive both sales growth and retention.

Unified Commerce Platform

Through our unified commerce platform, which includes our e-Commerce and retail stores, we deliver a seamless brand experience to our customer wherever and whenever she chooses to shop. We are agnostic to the channel where our customers choose to shop, as we are highly profitable across both e-Commerce and store channels. We deliver a consistent brand message by coordinating our strategies across channels, which we believe influences our customers’ buying decisions. This customer-centric strategy enhances customer acquisition, retention and customer lifetime value. Our e-Commerce and store channels complement and drive traffic to one another, creating more loyal omni-channel customers who spent more than 3.2 times what single channel customers spent in 2020.

e-Commerce

Our e-Commerce channel is central to our unified commerce platform and continues to grow rapidly. Our online store provides customers with a highly engaging shopping experience featuring access to our full product assortment, an aesthetically rich and easily navigable website and seamless ordering and fulfillment. Additionally, we successfully use our e-Commerce platform to expand our selection of styles, colors and merchandise meaningfully beyond what is available in our stores, making the online shopping experience highly engaging and additive to our in-store experience. Our website and mobile app feature updates on new collections, guidance on how to wear and put together outfits and a selection of web-only exclusives, all of which facilitate customer engagement and interaction.

We grew e-Commerce revenue by 28% year-over-year in 2019, to represent 48% of total net sales. In 2020, e-Commerce sales represented 70% of net sales as e-Commerce sales grew by 38% and store sales declined as a result of temporary store closures and a slowdown in store traffic associated with the global COVID-19 pandemic. Our growth has been multi-faceted, as we have seen gains across many of our key e-Commerce performance indicators, including traffic, orders, conversion rate and average order value. For example, during 2020, we generated, on average, 5.9 million unique visitors per month. The number of monthly unique visitors increased 12% for the final six months of 2020 compared to the final six months of 2019, reflecting the increasing appeal of our site. Our emphasis on fit contributed to an e-Commerce return rate of 9% in 2020 which we believe is less than half of the e-Commerce apparel industry average, contributing to the profitability of our e-Commerce platform. In 2020, 58% of all new customers made their first purchase online.

We aim to be wherever she is and make the transaction process as convenient as possible. As a result, a majority of our e-Commerce orders and a material portion of all orders are placed directly from her phone. We are upgrading the functionality and features of our mobile app to deliver enhanced personalization such as allowing her to find her recommended size while suggesting complementary items to expedite purchase decisions and increase frequency and order size.

Stores

Our stores are highly valuable strategic assets that remain core to our strategy and continue to play an important role in our customer acquisition strategy. We have an attractive fleet of stores that is growing and generate a high level of positive contribution and provide our customers with a differentiated in-store experience that has previously not been available to her. We provide a sophisticated presentation of products that has an emphasis on outfits, which presents creative styling ideas to our customer and encourages incremental spend. Our stores include large, comfortable fitting rooms with features, such as cooling fans, that are specifically suited for our customers’ needs. Additionally, our stores offer customers the opportunity to connect with a like-minded community, through exclusive in-store events and interactions with our store associates, who act as brand ambassadors and are often customers themselves. We believe our stores enhance brand awareness, drive traffic to our e-Commerce platform and encourage a growing number of customers to shop across multiple channels of our unified commerce platform. In 2020, 42% of all new customers made their first purchase in-store.

As of January 30, 2021, we operated 608 stores in 50 U.S. states, Puerto Rico and Canada. Our stores are located primarily in premium malls, shopping plazas, lifestyle centers and outlet locations, and the quality of our real estate locations is high as substantially all of our stores are located in A and B malls or off-mall locations. Our stores are designed to deliver an immersive fit discovery experience and serve as desirable customer destinations. As a result, they are less dependent on broader traffic trends and perform consistently across all formats. Our average store size is approximately 3,000 square feet and in 2019, prior to the onset of COVID-19, nearly all of our 607 locations generated positive store-level contribution, excluding any incremental contribution from purchases on our e-Commerce platform from customers of these stores. Our stores are highly productive and have attractive store economics; they require a small upfront investment and have historically produced positive store-level contribution in the first year of operations, resulting in rapid payback and highly attractive cash-on-cash returns. New stores cost approximately $212,000 to open, including net capital expenditures and pre-opening expenses and we target payback periods of less than two years.

We believe we have a significant opportunity to profitably grow our store footprint and unlock untapped spend potential from underserved plus-size women. As of 2018, we estimate there is only one dedicated women’s plus-size apparel store for every 51 women’s specialty apparel stores. As a result, there were approximately 78,000 plus-size women for each dedicated women’s apparel store, as compared to 700 women for each other women’s specialty apparel store. Based on our proven, successful store model, we intend to continue to capture this underpenetrated market with a disciplined roll-out of new stores that drive both in-store and e-Commerce sales.

We believe our real estate selection process allows us the flexibility to profitably grow our footprint while mitigating risk. We conduct regular real estate committee meetings, comprised of both operational and financial constituents, where decisions are made on new and open real estate projects, including remodels, relocations and new stores. Our committee routinely evaluates the financial return on proposed investments utilizing detailed pro forma projections on a store-level basis. We typically commit to a lease approximately four months before a store is scheduled to open, which we believe allows us to respond quickly to changing market conditions. In 2019, 46 leases were on variable rent structures which represented 8% of total leases. In 2020, we transitioned an additional 87 leases to variable rent structures. As of January 30, 2021, 22% of our total leases were on variable rent structures, providing additional flexibility to our store fleet going forward.

People and Culture

We have created a company culture focused on attracting, training and developing talent. Our work environment is open and collaborative with a flat organizational structure that facilitates efficient decision making. We believe that our rich culture of inclusion and diversity enables us to create, develop and fully leverage the strengths of our workforce to exceed customer expectations and meet our growth objectives. Approximately 93% of our employees identify as female, and many are also customers who believe in our mission to empower curvy women to love the way they look and feel. Additionally, we embrace the diversity of our employees and believe that diverse and inclusive teams at all levels across the organization strengthen our ability to serve our customers. Nearly 50% of our employees identify as minorities. In 2020, we established our Diversity & Inclusion Committee, which seeks to create a more equitable and inclusive workplace through open dialogue, training, recruiting, and retaining diverse talent.

The goal of creating a welcoming and supportive environment spans our full organization from our headquarters and distribution centers to our 608 stores. We believe that our in-store brand ambassadors are critical to our success and often represent the face of our organization to our customers. We empower our managers and in-store brand ambassadors to deliver a superior shopping experience. We provide thorough product- and fit-oriented training that aims to strengthen our brand experience in the store. We also provide our in-store brand ambassadors with sales and key performance data that help them optimize their store’s performance and foster a culture of accountability. Communications with our store personnel is a critical channel for valuable product and customer feedback. We believe we have established effective two-way lines of communication throughout our organization, including using new technologies to communicate with stores in real time and routinely synthesize store insights and customer feedback from the field to influence decision making.

As of January 30, 2021, we employed 2,197 full-time and 5,865 part-time employees. Of these employees, 460 are employed in our headquarters in City of Industry, California and 7,612 are employed in our stores and distribution centers. Our number of employees, particularly part-time employees, fluctuates depending upon seasonal needs. Our employees are not represented by a labor union and are not party to a collective bargaining agreement.

Our talent strategy is to attract, engage and retain the best and most qualified talent to create a diverse and inclusive workforce. We offer competitive compensation packages that are based on market-specific data for comparable roles and geographic locations. We believe in rewarding high performance and seek to design plans and programs to support this culture. To further support the advancement of our employees, we invest in a wide range of training and development opportunities at all levels across the organization, including through both online and instructor-led internal programs, as well as third-party programs. We regularly collect feedback from our employees to better understand and improve our learning and development offerings to meet their needs. To ensure we provide a rich and rewarding experience for our employees, we monitor culture and engagement to build on the competencies that are important for our future success. We routinely engage independent third parties to conduct cultural and employee engagement surveys. These include corporate culture assessments, real-time feedback on employee engagement, and a periodic holistic survey of employee well-being focused on physical, emotional, social and financial health.

Employee safety remains our top priority. We develop and administer company-wide policies to ensure the safety of each team member and compliance with Occupational Safety and Health Administration standards. In 2020, the COVID-19 pandemic brought unprecedented challenges to our business, our communities, and our teams. As we managed through these challenges, we prioritized the health, safety and overall well-being of our teams and customers. At each of our retail stores, our headquarters and our West Jefferson, Ohio, distribution center, we continue to follow applicable local, state, and national government regulations, laws, and recommended guidance. In response to COVID-19 we:

•	Added work from home flexibility;

•	Adjusted attendance policies to encourage those who are sick to stay home;

•	Increased cleaning protocols across all locations;

•	Initiated regular communication regarding impacts of the COVID-19 pandemic, including health and safety protocols and procedures;

•	Established new physical distancing procedures for employees who need to be onsite;

•	Provided additional personal protective equipment and cleaning supplies;

•	Implemented protocols to address actual and suspected COVID-19 cases and potential exposure;

•	Prohibited all domestic and international non-essential travel for all employees; and

•	Required masks to be worn in all locations where allowed by local law.

An important part of our culture is our focus on giving back to the community, which we do primarily through our Torrid Foundation that we established in 2017. The mission of the Torrid Foundation is to support various nonprofit organizations dedicated to helping women and changing lives for our customers and their diverse communities. The funds utilized in these efforts are raised from customer donations, including whole-dollar sale round-ups, and a portion of proceeds from certain product collaborations like our Breast Cancer Awareness Collection. In 2020, the Torrid Foundation has raised over $1.2 million in support of partner organizations dedicated to educating and empowering women.

Data Analytics

We have a significant volume of customer and transaction data, collected from a variety of sources, including e-Commerce and in-store interactions, our loyalty program, social media and customer surveys. For example, we have the ability to track page views, search history, clicks, linger time and purchase route for visitors to our e-Commerce platform. We use our data to drive decision making across the organization. We have achieved one of the industry-leading data capture rates, driven by our high loyalty program participation, which enables us to attribute approximately 98% of Torrid net sales to an individual customer, in 2020. This customer data is based on information provided by customers who have opted-in to be part of our loyalty program. Our extensive database contains valuable customer information that helps us better market to our customers.

We have significant visibility into our customers’ transaction behavior, including purchases made across our channels. We use our customer database to acquire, develop and retain customers. We can identify customers who purchase products regardless of whether they shop on our e-Commerce platform or in-store. We are beginning to leverage this customer database to drive data analysis and insights that we use in managing our business. For example, to grow the penetration of intimates sales, we are able to offer a promotion targeted at customers who have bought our apparel but not our intimates, which encourages shopping across categories. We believe our robust use of customer data and our data insight capabilities present an opportunity for us to continue to increase spend per customer.

Marketing and Advertising

We promote a message of inclusivity that empowers all women to love the way they look and feel. Our brand inspires women to feel confident, sexy and youthful like they never have before. We believe our brand messaging built around our fit resonates with the attitudes of younger generations who are frustrated with being ignored by other brands. Our marketing collateral intentionally represents the diversity of our customer base, including women of all sizes from 10 to 30, and communicates the confidence and sexiness our product is intended to deliver.

We use a variety of marketing and advertising mediums to increase brand awareness, acquire new customers, and drive repeat purchases across our channels. These programs include our online marketing, such as paid search and social media, product listing ads and retargeting, combined with direct mail, store marketing and public relations initiatives. Further, we collaborate with other leading brands, including Betsey Johnson, Disney, and Warner Brothers to create capsule collections to reach new customers and increase our brand awareness. We strengthen the connection with our most engaged customers through special events featuring plus-size models, celebrities, bloggers and other influencers. We use our customer database to strategically optimize the value of our marketing investments across our customer base and channels. This enables us to efficiently acquire new customers, effectively market to repeat customers and reactivate lapsed customers.

Our investments in digital and physical marketing drive customer acquisition and engagement across all of our channels. We coordinate the introduction of our collections across our e-Commerce platform and stores, allowing a customer to experience a consistent brand message wherever and whenever she chooses to shop. We have a large and growing following on our social media channels, including Facebook, Instagram, Pinterest and Twitter. We use these channels to communicate with our customers, disseminate our outbound marketing messages and collect feedback about their lifestyles and product preferences. We believe this direct dialog with our customers allows us to communicate with them in a way that increases their loyalty to our brand.

We have strategically increased our marketing investment to continue to propel the growth of our business. From 2018 to 2020, we have increased our marketing spend from $48.8 million to $51.4 million, representing a percentage of net sales of 5.4% and 5.3%, respectively. This investment has taken place across various marketing strategies, including online marketing and direct mail. We believe these coordinated efforts will drive increased brand awareness, leading to higher sales across our unified commerce platform.

Sourcing and Production

We outsource the manufacturing of our products, which eliminates the need to own or operate manufacturing facilities. Thus, our product sourcing is not dependent on any one manufacturing facility, enabling a flexible and agile approach to sourcing. We internally design and develop the vast majority of our products, a model we describe as vertical sourcing, which gives us control to deliver consistent fit, quality and cost across our products. In 2020, approximately 89% of our products were vertically sourced. The remaining 11% of products are primarily related to certain footwear and accessories categories where we do not control the entire design process. Our focus on vertical sourcing has contributed to growing net sales and increasing gross profit margins.

We have a diversified vendor base. No single supplier accounted for more than 13% of merchandise purchased in 2020. Approximately 96% of our product receipts in 2020 were sourced internationally, primarily from Asia. We plan to continue diversifying our vendor bases by both vendor and geography. We have been able to mitigate the effects of tariffs on Chinese products and we plan to significantly reduce our exposure to vendors located within China, as evidenced by the decrease in the share of products sourced from China, from 68% in 2019 to 49% in 2020. Though we are decreasing our share of product manufactured in China, our manufacturing partners may source their own raw materials from third parties in other countries, including China. We maintain compliance guidelines for our vendors that dictate various standards including product quality, manufacturing practices, labor compliance and legal compliance. Through third parties, we periodically monitor our factories and suppliers to ensure compliance with these guidelines.

Distribution and Fulfillment

Our unified commerce business model is serviced by our main distribution facility located in West Jefferson, Ohio, with ancillary services provided by additional distribution facilities located in City of Industry, California. We acquired the operations of the fully-functional, state-of-the-art distribution center in West Jefferson, Ohio in 2018. This 750,000 square foot facility is highly automated and we believe is capable of handling our existing and future needs. Additionally, the West Jefferson facility is already equipped with omni-channel capabilities that have enabled our BOPIS rollout while continuing to drive efficient online returns and position us to execute on our unified commerce strategy. Our distribution center in City of Industry is a shared facility. The City of Industry facility will continue to provide ancillary regionalized distribution services to Torrid’s West Coast locations.

These facilities manage the transportation, receipt, storage, sorting, packing and distribution of merchandise for our e-Commerce platform and store channels. Stores are replenished at least once per week from these facilities by third-party delivery services. This frequency provides our stores a steady flow of new inventory that helps maintain product freshness and in-stock availability. We believe the investments in our distribution capabilities will provide the infrastructure needed for sustained growth across our unified commerce platform.

Information Systems

We utilize a full range of third-party management information systems to support our store, e-Commerce, merchandising, customer data, financial and real estate business teams.

We utilize these systems to provide us with various functions, including customer relationship management, point-of-sales, inventory management, merchandising support systems, financial reporting, e-Commerce solutions and other systems. We believe these management information services provide us the ability to effectively manage and grow our business.

Seasonality

While the apparel industry is generally seasonal in nature, we have not historically experienced significant seasonal fluctuations in our sales. In 2019, prior to the onset of COVID, no single quarter contributed more than 26% of Torrid net sales. We believe this is partly attributable to our broad merchandise offering that encourages purchasing across seasons. We believe our reduced seasonality is also attributable to the behavior of our customer, who is generally purchasing products for herself, not as gifts. We believe our limited sales seasonality provides structural cost advantages relative to peers, including reduced staffing cyclicality and seasonal distribution capacity needs. Further, our low seasonality means we do not need to increase marketing spend during the peak holiday season when advertising rates are highest. As we grow and our brand awareness continues to increase, we believe gift purchases may represent a driver of sales growth that could potentially lead to increased seasonality.

Competition

Although we have built the largest, fastest-growing direct-to-consumer brand of women’s plus-size apparel and intimates in North America, we face competition across a variety of players within the broader apparel industry. Our competitors range from smaller, growing e-Commerce brands to considerably larger players with substantially greater financial, marketing and other resources. Further, we may face new competitors and increased competition from existing competitors as we expand into new markets and increase our presence in existing markets.

Our competition in the women’s plus-size apparel industry includes:

•

Plus-Size Focused Specialty Retailers. We also compete with other specialty retailers that, like Torrid, focus on plus-size customers. We believe we offer a significantly better experience primarily through our fit-first focus as well as broad and stylish product assortment that is further differentiated by our vertical sourcing capabilities. These brands have historically been focused on older consumers or have targeted specific ethnicities, while we target a younger, more stylish consumer with a wide assortment that has broad appeal. We further differentiate ourselves from these competitors based on the strength of our brand, industry-leading unified commerce business model and e-Commerce penetration, strong data capabilities, loyal customer base, customer-focused product assortment and highly experienced leadership team.

•

Plus-Size Focused Direct to Consumer Brands. We also compete with a handful of smaller plus-size focused direct to consumer brands. They collectively have limited market share in the women’s plus-size apparel industry. We differentiate ourselves by operating at a much larger scale, which allows us to offer a wider product assortment, better product quality and more convenience to provide a better experience and acquire customers more efficiently.

•

Local, National and International Retail Chains. We compete indirectly with department stores, specialty apparel players and mass merchandise retailers who also carry products in our size range and offer similar categories of merchandise to our customer segment. These retailers typically carry women’s plus-size apparel as a small percentage of their overall inventory and treat plus-size as an afterthought. They often relegate the plus-size customers to a less desirable section of the store and fail to design products that address her specific fit requirements. By maintaining a maniacal focus on fit, our proprietary product offering delivers a superior fit for the curvy woman that makes her love the way she looks and feels. Our sole focus on designing for our specific customer needs differentiate her experience when she shops with us.

We believe our competitors may have difficulty in replicating our product-oriented processes and brand equity as they lack our scale and insights into women’s plus-size apparel. Our distinct combination of first at fit design, service, product quality and value allows us to compete effectively within the women’s plus-size apparel market.

Intellectual Property

Our trademarks are important to our marketing efforts. We own or have the rights to use certain trademarks, service marks and trade names that are registered with the U.S. Patent and Trademark Office or other foreign trademark registration offices or exist under common law in the United States and other jurisdictions. Trademarks that are important in identifying and distinguishing our products and services include, but are not limited to Torrid® and Torrid Curve®. Our rights to some of these trademarks may be limited to select markets. We also own domain names, including our website, www.torrid.com. The information contained in or connected to our website is not deemed to be part of this prospectus. Further, we have patent applications pending for our innovative and most popular line of bras, the 360° Back Smoothing Bra, and for our Power Mesh Panels for Tummy-Flattening Pants.

Properties

We are headquartered in City of Industry, California. Our principal executive offices are leased under a lease agreement expiring in 2024, with options to renew thereafter. We do not own any real property.

As of January 30, 2021, we operated 608 stores in 50 U.S. states, Puerto Rico and Canada. Our stores are located primarily in premium malls, strip centers, lifestyle centers or outlet locations. They perform consistently across all formats because, we believe, our stores serve as a shopping destination for our customers and are therefore less dependent on broader traffic trends. The average size of our stores is approximately 3,000 square feet. All of our stores are leased from third parties and expect new leases to have initial terms of six years based on current discussions. A majority of our store leases, including all new leases signed since 2013 include performance-based early termination provisions or “kickout” clauses. These clauses provide us the contractual flexibility to exit a store or renegotiate rent in the event a store’s performance deteriorates. Approximately 21% of current leases will have a termination or kickout within 3 years of the end of 2020, providing us with significant flexibility. The average remaining lease term was 4.8 years as of January 30, 2021 before the assumed benefit of kickout clauses. Assuming termination of each lease at the earlier of its first available kickout date or full term, the average remaining lease term was 2.3 years as of January 30, 2021. Substantially all of our store leases also include early termination provisions based on co-tenancy requirements for the shopping center. Given the positive performance trajectory of our stores, we have historically exercised these kick-out or co-tenancy termination provisions on a limited basis. In 2019, 46 leases were on variable rent structures which represented 8% of total lease. In 2020, we transitioned 87 leases to variable rent structures. As of January 30, 2021, 22% of our total leases were on variable rent structures, providing additional flexibility to our store fleet going forward. A number of our leases have built-in options to extend our tenancy for periods of up to five years.

Generally, store leases contain standard provisions concerning the payment of rent, events of default and the rights and obligations of each party. Rent due under the leases is generally comprised of annual base rent and sometimes includes a contingent rent payment based on the store’s sales in excess of a specified threshold. The leases also generally require us to pay real estate taxes, insurance and certain common area costs. We renegotiate with landlords to obtain more favorable terms as opportunities arise.

The table below sets forth the number of Torrid stores by U.S. state or Canadian province that we operated as of January 30, 2021.

U.S. State	Number of Stores	U.S. State	Number of Stores	U.S. State	Number of Stores
AK	2	MD	11	PR	2
AL	6	ME	2	RI	2
AR	6	MI	20	SC	6
AZ	14	MN	13	SD	2
CA	57	MO	11	TN	15
CO	12	MS	5	TX	55
CT	6	MT	2	UT	7
DE	2	NC	14	VA	14
FL	34	ND	3	VT	1
GA	19	NE	3	WA	16
HI	3	NH	6	WI	13
IA	8	NJ	16	WV	5
ID	3	NM	5	WY	1
IL	24	NV	7
IN	18	NY	21	Canada
KS	4	OH	28	CAN-AB	4
KY	9	OK	7	CAN-BC	2
LA	9	OR	8	CAN-MB	1
MA	10	PA	20	CAN-ON	14

Legal Proceedings

From time to time, we are subject to certain legal proceedings and claims in the ordinary course of business. We are not presently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, financial condition, operating results or cash flows. We establish reserves for specific legal matters when we determine that the likelihood of an unfavorable outcome is probable and the loss is reasonably estimable.

Regulation and Legislation

We are subject to labor and employment, tax, environmental, privacy and anti-bribery laws. We are also subject to regulations, trade laws and customs, truth-in-advertising, consumer protection and zoning and occupancy laws and ordinances that regulate retailers generally and/or govern the importation, promotion and sale of merchandise and the operation of stores and warehouse facilities. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

A substantial portion of our products are manufactured outside the United States. These products are imported and are subject to U.S. customs laws, which impose tariffs as well as import quota restrictions for textiles and apparel. Some of our imported products are eligible for duty-advantaged programs. While importation of goods from foreign countries from which we buy our products may be subject to embargo by U.S. customs authorities if shipments exceed quota limits, we closely monitor import quotas and believe we have the sourcing network to efficiently shift production to factories located in countries with available quotas. The existence of import quotas has, therefore, not had a material adverse effect on our business. For more information, see “Risk Factors—Risks Related to Our Business—Changes in laws, including employment laws and laws related to our merchandise, could make conducting our business more expensive or otherwise change the way we do business.”

Data Privacy and Security

We collect, process, store, use, and share data, some of which contains personal information. Consequently, our business is subject to a number of U.S. and international laws, regulations, and industry standards governing data privacy and security, including with respect to the collection, storage, use, transmission, sharing, and protection of personal information and other consumer data. Such laws and regulations may be inconsistent among countries or conflict with other rules.

For example, the European Union (“EU”), has adopted strict data privacy and security regulations. The General Data Protection Regulation (“GDPR”), effective May 2018, created new compliance obligations applicable to even non-EU businesses without an establishment in the EU or in the European Economic Area (“EEA”) that offer their goods or services to individuals located in the EU/EEA or observe the behavior of individuals located in the EU/EEA. Companies that fail to comply with their GDPR obligations can face material consequences including large financial penalties (including fines of up to 4% of global annual revenue of the group of undertakings for the preceding financial year or €20 million (whichever is higher) for the most serious violations), investigations, civil actions including claims for damages and cease-and-desist claims and reputational damages.

In addition, rulings from the Court of Justice of the European Union (“CJEU”) may have a great impact on how companies subject to the GDPR process EU personal data. For instance, on July 16, 2020, the Court of Justice of the European Union (the “CJEU”) invalidated the EU-U.S. Privacy Shield Framework (the “Privacy Shield”) under which personal data could be transferred from the EEA to U.S. entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism and potential alternative to the Privacy Shield), it made clear that reliance on such clauses alone may not necessarily be sufficient in all circumstances.

In addition, the scope of data privacy regulations worldwide continues to evolve. New, increasingly restrictive regulations are coming into force all around the world. For example, in the United States, the California Consumer Privacy Act, or CCPA, went into effect on January 1, 2020 and became enforceable by the California Attorney General on July 1, 2020, along with related regulations that came into force on August 14, 2020. In short, the CCPA: (1) provides California consumers with new rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is collected, used, and shared; (2) will affect several marketing activities due to the CCPA’s broad definitions of personal information and sale, and (3) provides for private actions and permits for class action which could result in businesses being subject to substantial statutory fines in cases involving thousands of impacted consumers where the business is found to have failed to implement and maintain reasonable and appropriate security procedures.

Given that CCPA enforcement began on July 1, 2020, it remains unclear what, if any, modifications will be made to this legislation or how it will be interpreted. However, it is clear that the effects of the CCPA are significant and that they will require us to modify our data, security, and marketing practices and policies, and to incur substantial costs and expenses in an effort to comply with the CCPA and other applicable data protection laws. Further, a new California ballot initiative, the California Privacy Rights Act, or CPRA, recently passed in California. The CPRA will amend the CCPA by creating additional privacy rights for California consumers and additional obligations on businesses, which could subject us to additional compliance costs as well as potential fines, individual claims and commercial liabilities.

Additionally, our compliance with our privacy policy and our general consumer data privacy and security practices are also subject to review by the Federal Trade Commission, which may bring enforcement actions to challenge allegedly unfair and deceptive trade practices, including the violation of privacy policies and representations or material omissions therein.

Our marketing activities in the EU/EEA are subject to the Directive on privacy and electronic communications (“ePrivacy Directive”) and national implementation laws, which impose stringent rules and restrictions on electronic marketing such as consent (opt-in) requirements for certain types of direct marketing and the use of cookies and comparable tracking technologies on websites. These legal frameworks are continuously evolving and being interpreted by courts and regulators. Moreover, there currently are a number of other proposals related to data privacy and security pending before several legislative and regulatory bodies. For example, the European Union is contemplating the adoption of the Regulation on Privacy and Electronic Communications (the “e-Privacy Regulation”). While this regulation was planned to take effect simultaneously with GDPR, it is currently still being debated and discussed by the EU member states. The current draft of the e-Privacy Regulation imposes strict opt-in e-marketing rules with limited exceptions to business to business communications and significantly increases fining powers to the same levels as GDPR. Regulation of cookies and comparable tracking technologies may lead to broader restrictions on our online activities, including efforts to understand followers’ internet usage and promote ourselves to them.

MANAGEMENT

Below is a list of the names and ages as of April 9, 2021 of our directors and executive officers and a brief account of the business experience of each of them.

Name	Age	Position

Elizabeth Muñoz	53	Chief Executive Officer

George Wehlitz	60	Chief Financial Officer

Michael Salmon	55	Chief Operating Officer

Anne Stephenson	51	Chief Merchandising and Product Officer

Dary Kopelioff	37	Director

Executive Officers

Elizabeth Muñoz has served as our Chief Executive Officer since August 2018. Ms. Muñoz has served as Torrid’s President since January 2018, and previously as Torrid’s Senior Vice President of Product from June 2010 through January 2018. Ms. Muñoz served as the President of Lucky Brand from 2007 to January 2010 and Senior Vice President of Design and Merchandising Lucky Brand from 1997 to January 2007. From 1987 to 1997, Ms. Muñoz held various design related positions with Bongo Jeans, including Head of Design and Merchandising. Ms. Muñoz graduated from the Fashion Institute of Design & Merchandising.

George Wehlitz, Jr. has served as our Chief Financial Officer since January 2021. Mr. Wehlitz’s oversight of the Torrid finance operations extends back to January 2013, when he became Chief Financial Officer of our legacy parent company Hot Topic. Mr. Wehlitz also previously served as our Chief Financial Officer between October 2016 and January 2018. From January 2018 to January 2021, Mr. Wehlitz was Chief Financial Officer at Hot Topic. Mr. Wehlitz joined Hot Topic in April 2008 as Vice President, Finance. From November 2005 to January 2008, Mr. Wehlitz was Chief Financial Officer at Cycle Gear, Inc., a specialty retailer of motorcycle apparel and accessories. Mr. Wehlitz previously served Hot Topic as Vice President, Controller from February 2002 to August 2003, and then served as Vice President, Finance from August 2003 to November 2005. From August 2000 to February 2002, Mr. Wehlitz was Chief Financial Officer at The Popcorn Factory, a catalog company for gourmet popcorn gifts. From 1987 to 2000, Mr. Wehlitz held various financial-related positions, at the divisional and corporate level, including Corporate Controller, Treasurer and President of Bombay Canada, for The Bombay Company, Inc. Mr. Wehlitz holds a B.A. degree from Texas Christian University and is a Certified Public Accountant (inactive).

Michael Salmon has served as our Chief Operating Officer since December 2018. Mr. Salmon was previously Torrid’s Senior Vice President of Planning and Allocation since June 2018. Mr. Salmon served as Consultant with Elm Street Advisors from November 2017 to June 2018. Mr. Salmon served as Executive Vice President, Divisional Chief Operating Officer of the J. Crew and Factory Brand division of J. Crew Inc. from June 2015 to November 2017. Mr. Salmon held multiple roles within the Madewell division of J. Crew Inc. from July 2009 to June 2015 including SVP Planning, Allocation & Stores and then Divisional Chief Operating Officer from April 2014 to June 2015. From 2004 to 2009, Mr. Salmon held various merchandise planning and allocation roles with the Factory division of J. Crew Inc. Mr. Salmon served as the Director of Merchandise and Company Planning at The Children’s Place from November 2003 to October 2004. From 1994 to 2003, Mr. Salmon held various merchandise planning and allocation roles at Gap, Inc. Mr. Salmon attended Drexel University.

Anne Stephenson has served as our Chief Merchandising and Product Officer since August 2019. Ms. Stephenson served as the Senior Vice President, Brand Manager of Roaman’s/Ellos of Full Beauty Brands, Inc. from December 2017 to February 2019. Ms. Stephenson served in various roles with Victoria’s Secret from

March 2001 to November 2017 including Vice President of Merchandising, Executive Vice President of Merchandising and Executive Vice President of Design. Ms. Stephenson served as a Senior Merchant at Saks Fifth Avenue from September 1994 to March 2001. Ms. Stephenson also held Store Manager roles with Armani Exchange and The Limited early in her career. Ms. Stephenson graduated from Columbia University, Barnard College.

Non-Employee Director

Dary Kopelioff has served as a member of our board of directors and its predecessor since 2018. Mr. Kopelioff is a Managing Director of Sycamore Partners, a New York based private equity firm. Prior to Sycamore Partners, Mr. Kopelioff was an Associate at Golden Gate Capital and had been with the firm since 2007. Prior to Golden Gate Capital, Mr. Kopelioff was a consultant for McKinsey & Company. Mr. Kopelioff has an M.B.A. from Harvard Business School and a B.S. degree with distinction from Stanford University. In addition to his service on our board of directors, Mr. Kopelioff currently serves as a member of the board of directors of Hot Topic, LOFT / Ann Taylor and Lane Bryant. As a result of these and other professional experiences, Mr. Kopelioff possesses particular knowledge and experience in retail merchandising, accounting, finance and capital structure, strategic planning, and leadership of complex organizations, and board practices of other major corporations that strengthen the board’s collective qualifications, skills and experience.

There are no family relationships between any of our executive officers or directors.

Corporate Governance

Board Composition; Director Independence; Controlled Company Exemption

Our certificate of incorporation, which will be in effect prior to the completion of this offering, will provide that our board of directors shall consist of such number of directors as determined from time to time by resolution adopted by a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships. Initially, our board of directors will consist of              directors. Subject to the rights granted to the holders of any one or more series of Preferred Stock then outstanding, or the rights granted pursuant to the Stockholders’ Agreement which we will enter into with Sycamore in connection with this offering, any additional directorships resulting from an increase in the number of directors may only be filled by the directors then in office unless otherwise required by law or by a resolution passed by our board of directors. The term of office for each director will be until his or her successor is elected at our annual meeting or his or her death, resignation or removal, whichever is earliest to occur. Stockholders will elect directors each year at our annual meeting.

Our board of directors will be divided into three classes, with each director serving a three-year term, and one class being elected at each year’s annual meeting of stockholders.             and              will serve as Class I directors with an initial term expiring in            .             and              will serve as Class II directors with an initial term expiring in            .             and              will serve as Class III directors with an initial term expiring in            .

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. Our board of directors has affirmatively determined that              and              will be “independent directors,” as defined under the rules of the NYSE.

Upon completion of this offering, Sycamore will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” under the NYSE corporate governance standards. As a controlled company, exemptions under the standards will free us from the obligation to comply with certain corporate governance requirements, including the requirements:

•	that a majority of our board of directors consists of “independent directors,” as defined under the rules of the NYSE;

•

that any corporate governance and nominating committee or compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	for an annual performance evaluation of the nominating and governance committees and compensation committee.

These exemptions do not modify the independence requirements for our Audit Committee, and we intend to comply with the requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules of the NYSE within the applicable time frame.

Pursuant to the Stockholders’ Agreement we will enter into with Sycamore in connection with this offering, when Sycamore beneficially owns less than 50% of our common stock but owns at least 10% of our common stock, Sycamore will be entitled to designate for nomination a number of directors in proportion to its ownership of our common stock, rounded up to the nearest whole number. When Sycamore owns less than 10% of our common stock but owns at least 5% of our common stock, Sycamore will be entitled to designate for nomination the greater of (i) a number of directors in proportion to its ownership of our common stock, rounded up to the nearest whole number, and (ii) one director. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.”

Board Leadership Structure

Upon completion of this offering, our board will have three standing committees—Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee—each with a director serving as committee chair. Each of these committees reports to our board of directors as they deem appropriate, and as the board may request.

With respect to the roles of Chairman of the Board and Chief Executive Officer, our Corporate Governance Guidelines provide that the roles may be separated or combined, and the board exercises its discretion in combining or separating these positions as it deems appropriate in light of prevailing circumstances. Our board of directors believes that the combination or separation of these positions should continue to be considered as part of the succession planning process. Our Corporate Governance Guidelines provide the flexibility for our board to modify our leadership structure in the future as appropriate. We believe that Torrid, like many U.S. companies, is well-served by this flexible leadership structure.

Board Committees

Prior to the completion of this offering, our board of directors will establish a new Audit Committee, a new Compensation Committee and a new Nominating and Corporate Governance Committee. The composition, duties and responsibilities of these committees is as set forth below. In the future, our board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee

The Audit Committee will be responsible for, among other matters: (1) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm their independence from management; (3) reviewing with our independent registered public accounting firm the scope and results of their audit; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (6) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (7) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and (8) reviewing and approving related person transactions.

Upon completion of this offering, our Audit Committee will consist of             ,              and            . Rule 10A-3 of the Exchange Act and the NYSE rules require us to have one independent Audit Committee member upon the listing of our common stock on the NYSE, a majority of independent directors within 90 days of the date of this prospectus and all independent Audit Committee members within one year of the date of this prospectus. Our board of directors has affirmatively determined that              meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 and the NYSE rules, and we intend to comply with the other independence requirements within the time periods specified. In addition, our board of directors has determined that              will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors will adopt a new written charter for the Audit Committee, which will be available on our corporate website at www.torrid.com after the completion of this offering. The information contained in or connected to our website is not deemed to be part of this prospectus.

Compensation Committee

The Compensation Committee will be responsible for, among other matters: (1) reviewing officer and executive compensation goals, objectives and plans; (2) reviewing and recommending to our board of directors, the compensation and benefits of our directors, Chief Executive Officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our officers and other key executives; and (4) appointing and overseeing any compensation consultants.

Upon completion of this offering, our Compensation Committee will consist of                 ,                     and                 . Our board of directors has affirmatively determined that meets the definition of “independent director” for purposes of serving on a Compensation Committee under the NYSE rules. As a controlled company, we will rely upon the exemption from the NYSE requirement that we have a Compensation Committee composed entirely of independent directors.

Our board of directors will adopt a new written charter for the Compensation Committee, which will be available on our corporate website at www.torrid.com after the completion of this offering. The information contained in or connected to our website is not deemed to be part of this prospectus.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee will be responsible for, among other matters: (1) identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; (2) reviewing shareholder proposals and overseeing engagement with shareholders and proxy advisory firms; (3) reviewing the Board’s leadership structure and recommending changes to the Board as appropriate; and (4) reviewing and proposing changes to the Company’s corporate governance policies.

Upon completion of this offering, our Nominating and Corporate Governance Committee will consist of                 ,                 and                 . Our board of directors has affirmatively determined that meets the definition of “independent director” for purposes of serving on a Nominating and Corporate Governance Committee under the NYSE rules. As a controlled company, we will rely upon the exemption from the NYSE requirement that we have a Nominating and Corporate Governance Committee composed entirely of independent directors.

Our board of directors will adopt a new written charter for the Nominating and Corporate Governance Committee, which will be available on our corporate website at www.torrid.com after the completion of this offering. The information contained in or connected to our website is not deemed to be part of this prospectus.

Risk Oversight

Our board of directors is responsible for overseeing our risk management process. The board focuses on our general risk management strategy, the most significant risks facing Torrid, and ensures that appropriate risk mitigation strategies are implemented by management. The board is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

The board has delegated to the Audit Committee oversight of our risk management process. Our other board committees also consider and address risk as they perform their respective committee responsibilities. All committees report to the full board as appropriate, including when a matter rises to the level of a material or enterprise level risk. Our management is responsible for day-to-day risk management.

Our internal audit function serves as the primary monitoring and testing function for company-wide policies and procedures, and manages the day-to-day oversight of the risk management strategy for the ongoing business of Torrid. This oversight includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, and compliance and reporting levels.

Compensation Committee Interlocks and Insider Participation

No interlocking relationships exist between the members of our board of directors or compensation committee and our board of directors or compensation committee of any other company.

Code of Ethics

We will adopt a code of business conduct and ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions. A copy of that code will be available on our corporate website at www.torrid.com after completion of this offering. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website. The information contained in or connected to our website is not deemed to be part of this prospectus.

Director Compensation

During 2020, Lisa Harper and Lawrence Molloy were paid $100,000 and $99,000, respectively, in fees in cash for services on our board of directors. During 2020, none of our directors (other than Lisa Harper and Lawrence Molloy) has received any cash, equity or other compensation for services rendered to us. All directors receive reimbursement for reasonable out-of-pocket expenses incurred in connection with meetings of the board. Following the IPO, non-employee directors who are not affiliated with Sycamore will be paid an annual retainer of $        . An additional $        will be paid annually for each committee on which a non-employee director serves and an additional $        will be paid annually for serving as the chairman of a committee other than the Audit Committee. The chairman of the Audit Committee will be paid an additional $         annually for serving in that capacity. Finally, such non-employee directors who are not affiliated with Sycamore will receive options, upon the completion of this offering, to purchase          shares of our common stock at the initial public offering price.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth total compensation of our named executive officers (“NEOs”) for 2020, which concluded on January 30, 2021. Our NEOs for 2020 are Elizabeth Muñoz, Marc Katz, Michael Salmon and Anne Stephenson.

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)(1)	All Other Compensation ($)		Total ($)
Elizabeth Muñoz, Chief Executive Officer	2020	908,654	1,125,000	39,709	(2)	2,073,363

Marc Katz, Former President & Chief Financial Officer	2020	748,402	—	1,563,016	(3)	2,311,418

Michael Salmon, Chief Operating Officer	2020	549,999	357,500	28,843	(4)	936,342

Anne Stephenson, Chief Merchandising and Product Officer	2020	599,999	390,000	25,261	(5)	1,051,260

(1)

The amounts reported in the “Non-Equity Incentive Plan Compensation” column represent annual cash incentive awards earned by our NEOs during 2020, which will be paid in March 2021, as further described below under “—Non-Equity Incentive Plan Compensation.”

(2)

Amounts consist of the following other sources of compensation: $11,239 in Company matching contributions pursuant to the Company’s non-qualified deferred compensation plan; $2 paid by the Company for general life insurance premiums; $24,623 paid by the Company for annual policy premiums related to medical insurance; and $3,845 paid by the Company for supplemental disability income insurance premiums.

(3)

Amounts consist of the following other sources of compensation: $800,000 in regular severance payments payable to Mr. Katz in connection with his termination of employment, which was effective on December 18, 2020 (including $92,308 in severance payments actually paid to Mr. Katz in 2020), as well as a payment of $705,495 with respect to Mr. Katz’s pro-rata annual bonus for 2020, as further described below under “—Employment Agreements with our Named Executive Officers.”; $30,036 in expense reimbursements paid to Marc Katz by the Company in connection with relocation of his primary residence to California in order to work for the Company at its headquarters; $2 paid by the Company for general life insurance premiums; $24,015 paid by the Company for annual policy premiums related to medical insurance; and $3,468 paid by the Company for supplemental disability income insurance premiums.

(4)

Amounts consist of the following other sources of compensation: $846 in Company matching contributions pursuant to the Company’s 401(k) plan; $2 paid by the Company for general life insurance premiums; $24,623 paid by the Company for annual policy premiums related to medical insurance; and $3,372 paid by the Company for supplemental disability income insurance premiums.

(5)

Amounts consist of the following other sources of compensation: $2,908 in Company matching contributions pursuant to the Company’s 401(k) plan; $2 paid by the Company for general life insurance premiums; $18,761 paid by the Company for annual policy premiums related to medical insurance; and $3,590 paid by the Company for supplemental disability income insurance premiums.

Non-Equity Incentive Plan Compensation

Non-Equity Incentive Plan

Our NEOs are eligible to participate in an annual cash incentive plan (the “Annual Incentive Plan”) which provides them an opportunity to earn an annual cash incentive award (“Annual Incentive”) based on the attainment of certain pre-determined Adjusted EBITDA goals, as adjusted for certain non-recurring events and expenses. Payments made to participants in our Annual Incentive Plan, including our NEOs, are made in the first quarter of the fiscal year following the conclusion of the fiscal year performance period. The Adjusted EBITDA goals are established by our board of directors prior to, or shortly after, the start of the applicable fiscal year in conjunction with approval of our fiscal year budget and range from a minimum (or threshold) level to a maximum level, with a target level in between. Under the Annual Incentive Plan, as of the end of 2020, each NEO has a targeted incentive award potential expressed as a percentage of his or her annual base salary as set forth in the following chart, with a threshold incentive award potential equal to 40% of such NEO’s target incentive award and a maximum incentive award potential equal to 200% of such NEO’s target annual incentive. If threshold performance goals are not met, a NEO is not entitled to receive any Annual Incentive under the Annual Incentive Plan. Notwithstanding such targets, our board of directors has discretion to increase or reduce the size of any award if it believes the interests of our stockholders would be better served by doing so.

Name	Target Bonus %
Elizabeth Muñoz	125
Marc Katz	94	(1)
Michael Salmon	65
Anne Stephenson	65

(1)

Due to Mr. Katz’s termination of employment, and in accordance with the terms of his employment agreement (as further described below under “—Employment Agreements with our Named Executive Officers”), Mr. Katz’s target bonus percentage represents a pro-rata portion of his annual bonus opportunity for 2020 based on the effective date of his termination of employment on December 18, 2020.

We did not establish a target Adjusted EBITDA goal for the full 2020 due to the significant disruption to our business as a result of COVID-19. Rather, we established a target Adjusted EBITDA goal of approximately $35.0 million for the six-month period ended January 30, 2021, for purposes of the Annual Incentive Plan. After adjustment for certain non-recurring events and expenses in accordance with the terms of the Annual Incentive Plan, Torrid’s Adjusted EBITDA for 2020 resulted in a payout equal to 100% of each NEO’s target annual incentive award under the Annual Incentive Plan. Our board of directors did not exercise any discretion to increase or reduce the size of any annual incentive award for 2020 under the Annual Incentive Plan.

Nonqualified Deferred Compensation

In addition to the standard benefits offered all employees, our NEOs and other senior managers are eligible to participate in our non-qualified deferred compensation plan. The plan allows participating executives to defer base salary and annual incentive income. During our 2020, to the extent a participant was ineligible to receive such contribution from participation in our 401(k) Plan, we contributed 50% of the first 4% of each participant’s eligible contributions into his or her deferred compensation plan account, including the accounts held by our NEOs. The plan also permits us to grant discretionary contributions. From March 2020 to July 2020, we suspended our contributions to eligible employees’ accounts, including the accounts held by our NEOs, as a precautionary measure in light of uncertainty resulting from COVID-19.

Plan participants are always vested in their deferred salary and annual incentive amounts, and any matching contributions fully vest after three years of service. Distributions of deferred amounts are made either in installments or in a lump sum according to the election made by a participant at the time of the deferral. Earnings on the account of each participant are credited to such participant based on the performance of investment vehicles chosen by the participant from a selection offered to all plan participants and which are comprised of investment vehicles generally available to the public. Participants may elect to change the investment vehicles applicable to their accounts at any time.

Perquisites & Benefits

Each of our NEOs received certain perquisites and benefits during 2020, generally at the same level and offering made available to other employees, including our 401(k) Plan, health care plans, life insurance plans and other welfare benefit programs. All of our NEOs also received company-paid medical and disability insurance coverage.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information regarding outstanding equity awards of our NEOs as of January 30, 2021. The market value of the shares in the following table is the fair market value of such shares as of January 30, 2021.

		Stock Awards
Name	Grant Date	Number of Shares that Have Not Vested(1)	Market Value of Shares of Stock that Have Not Vested(2)
Elizabeth Muñoz
Class E Units	August 29, 2018	275,000	$583,303
Class F Units		275,000	$385,605

Marc Katz(3)
Class E Units	—	—	$—
Class F Units	—	—	$—

Michael Salmon
Class E Units	July 9, 2018;	195,000	$413,615
Class F Units	December 23, 2019	195,000	$273,429

Anne Stephenson
Class E Units	September 21, 2019;	232,500	$493,156
Class F Units	January 22, 2020	232,500	$326,012

(1)

The Incentive Units granted to our NEOs generally vest based on continued service by our NEOs as follows: 20% vest on either the first anniversary or approximately one month prior to the first anniversary of the grant date and 5% vest every three months thereafter until the Incentive Units are 100% vested.

(2)

Because there was no public market for our equity as of January 30, 2021, the market value of our Class E and Class F Units as of that date was determined by an independent valuation of our equity using a Black-Scholes option valuation model. The fair value methodology we used to value our Class E and Class F Units incorporates various assumptions, including the time to a liquidity event, equity volatility and risk-free interest rate of return. Equity volatility is based on the historical volatilities of comparable publicly traded companies for a time horizon equal to the time to the anticipated liquidity event, which is 0.46 years; and the risk-free interest rate of 0.07% is for a term corresponding to the time to liquidity event. Accordingly, we determined that the market value of our Class E Units was $2.1211 per unit and the market value of our Class F Units was $1.4022 per unit.

(3)

As a result of Mr. Katz’ termination of employment on December 18, 2020, his Incentive Units, all of which were unvested as of his termination of employment, were repurchased at such time for no consideration.

Long-Term Incentive Awards

Profits Interests

Certain of our NEOs have been granted Class E Units and Class F Units (together, the “Incentive Units”) in Torrid Holding LLC, which are intended to constitute “profits interests.” Under the Torrid Holding LLC Agreement, holders of Torrid Holding LLC’s units are entitled to distributions at such times and in such amounts as determined by our board of directors, with a first priority return of accumulated and unpaid yield and a fixed dollar return paid to the holders of Class L Units, and thereafter, pro rata sharing among the holders of various classes of Torrid Holding LLC’s vested units on a pro rata basis (including the vested Incentive Units), with each additional class of vested units participating upon the achievement of various hurdle rates set forth in the Torrid Holding LLC Agreement.

Vesting of Incentive Units

The Incentive Units granted to our NEOs generally vest based on continued service by our NEOs as follows: for Ms. Muñoz and certain Incentive Units granted to Mr. Salmon, 20% vest on the first anniversary of the grant date, and for Ms. Stephenson and certain Incentive Units granted to Mr. Salmon, 20% vest approximately one month prior to the first anniversary of the grant date, and for all of our NEOs, 5% vest every three months thereafter until the Incentive Units are 100% vested. As of January 30, 2021, 225,000 Class E Units and 225,000 Class F Units granted to Ms. Muñoz were vested, 195,000 Class E Units and 195,000 Class F Units granted to Mr. Salmon were vested and 67,500 Class E Units and 67,500 Class F Units granted to Ms. Stephenson were vested. Certain of our NEOs also hold other fully-vested equity interests in Torrid LLC, as further reflected in the table set forth in “Security Ownership of Certain Beneficial Owners” of this prospectus.

Generally, if a NEO ceases to be employed by us or one of our subsidiaries or affiliates for any reason on or prior to the fifth anniversary of the grant date, all unvested Incentive Units will be forfeited, and all vested Incentive Units are subject to repurchase. Upon a termination of a NEO’s employment due to Cause (as defined below) or if the NEO provides any services to any of our competitors during the term of their employment or during the 90-day period following their termination of employment all Incentive Units may be repurchased at no cost. During the 90-day period following the NEO’s termination of employment for any other reason (including due to the NEO’s death or disability) on or prior to the fifth anniversary of the grant date, we may repurchase any outstanding vested Incentive Units at the then-current fair market value. These Incentive Unit repurchase rights will expire on the date of an initial public offering of Torrid Holdings Inc.

For purposes of the Incentive Unit grant agreements with our NEOs, “Change of Control” means the first to occur of any (i) sale or transfer to any third party of the Company’s Units by the holders thereof as a result of which any person or group other than the members of the Sycamore Group (as defined in the grant agreement) obtains possession of voting power (under ordinary circumstances) to elect a majority of our board of directors, (ii) sale or transfer by the Company or its subsidiaries of all or substantially all (as defined under Delaware law) of their assets on a consolidated basis to a person or group other than the members of the Sycamore Group, or (iii) consolidation, merger or reorganization of the Company with or into any other entity or entities as a result of which any person or group other than the members of the Sycamore Group obtains possession of voting power (under ordinary circumstances) to elect a majority of the surviving entity’s board of directors or managers (or equivalent governing body).

For purposes of the Incentive Unit grant agreements with our NEOs, “Cause” has the meaning ascribed to the term in any written employment agreement between the Company and the NEO, or in the absence of an agreement, means (i) the commission of a felony or any other act or omission involving dishonesty, disloyalty or fraud with respect to the Company or any of its subsidiaries or any of their customers or suppliers, or any other crime involving moral turpitude, (ii) conduct tending to bring the Company or any of its subsidiaries into public disgrace or disrepute or economic harm, (iii) repeated failure or inability to perform duties and/or obligations for the Company or its subsidiaries as reasonably directed by such NEO’s manager, supervisor or their designees, (iv) gross negligence or willful misconduct with respect to the Company or any of its subsidiaries, (v) prior to the NEO’s cessation or termination of employment with the Company and/or any subsidiary of the Company, as the case may be, or during the ninety day period immediately thereafter, such NEO, directly or indirectly, for himself or herself or for any other person, having an ownership interest in any enterprise or participating in the management of such enterprise (whether as an officer, director, employee, partner, sole proprietor, agent, representative, independent contractor, consultant, executive, creditor, owner or otherwise) conducting business in the United States of America in competition with the principal businesses carried on by the Company and its subsidiaries, or (vi) any other material breach of any written agreement between such NEO, on the one hand, and the Company and/or any subsidiary of the Company, on the other hand.

Employment Agreements with our Named Executive Officers

Elizabeth Muñoz Employment Agreement

On December 13, 2019, we entered into an employment agreement with Elizabeth Muñoz governing her services as our Chief Executive Officer. Ms. Muñoz’s employment agreement provides for base salary, eligibility to participate in the Annual Incentive Plan, eligibility to receive long-term incentive compensation, participation in standard benefit plans and other compensation may be approved by our board of directors. Ms. Muñoz’s employment agreement has no fixed term.

If an initial public offering of our equity securities (an “IPO”) occurs during Ms. Muñoz’s employment, she is entitled to a one-time grant of restricted stock units or restricted share awards in amount equal to $1.5 million divided by the IPO price per share of our common stock (the “IPO Award”). 50% of the IPO Award will be fully vested on date of grant, and the remaining 50% will vest in equal installments on the first, second and third anniversaries of the date of the IPO. Ms. Muñoz must remain employed by us through each vesting date in order to vest in the applicable portion of her IPO Award. Following an IPO, Ms. Muñoz would also be eligible to receive an annual incentive equity award grant in a form and at a time determined by our compensation committee on terms no less favorable to our other members of the senior management team, and subject to vesting and other terms of a company-wide equity plan to be implemented in connection with or following the IPO.

In the event Ms. Muñoz’s employment is terminated by us without Cause or by Ms. Muñoz for Good Reason, she is entitled to severance equal to twelve months of her then-current base salary, payable in accordance with our normal payroll procedures during the twelve-month period following termination of employment, and a pro-rata portion of her annual incentive through the date of her termination of employment based on actual Company performance, payable when annual incentives are paid to other senior executives of the Company. We will also continue to pay the employer portion of the premiums associated with continued coverage under our health and welfare plans for Ms. Muñoz under COBRA until the earlier of (i) twelve months following her termination date, (ii) expiration of her eligibility for continuation coverage under COBRA, or (iii) the date on which she becomes eligible for group health insurance coverage in connection with new employment. This severance is contingent upon Ms. Muñoz’s timely execution and non-revocation of a general release of claims. In the event Ms. Muñoz’s employment is terminated due to death or disability, she (or her estate) is entitled to severance equal to a pro-rata portion of her annual target incentive through the date of her termination of employment.

If a Change of Control (as defined above) occurs prior to an IPO and Ms. Muñoz is still employed by us, all outstanding unvested equity based awards will vest in full upon the change of control. If Ms. Muñoz’s employment is terminated by us for any reason other than for Cause or by Ms. Muñoz for Good Reason during the two year period immediately following a change of control that occurs following an IPO, subject to her execution and non-revocation of a release of claims, all of her unvested equity based awards will vest in full on the 60th day following her termination of employment.

For purposes of Ms. Muñoz’s employment agreement, “Cause” means (i) conviction of a felony (or entry of a plea of guilty or nolo contendre with respect to a felony), (ii) fraudulent conduct, (iii) willful refusal to materially perform her duties (except during periods when she is unable to perform such duties as a result of her illness (either physical or mental) or other incapacity or excused absence or vacation) consistent with her position and title as reasonably directed by our board of directors, (iv) willful misconduct which has a material adverse effect on us or our reputation or our subsidiaries, or (v) a material breach by Ms. Muñoz of her obligations as set forth in the employment agreement.

For purposes of Ms. Muñoz’s employment agreement “Good Reason” means Ms. Muñoz resigns from her employment with the Company as a result of one or more of the following events: (i) any material adverse change in her authority, responsibilities or duties such that Ms. Muñoz no longer has the title of, or serve or function as, our Chief Executive Officer (except due to illness (either physical or mental) or other incapacity or excused absence or vacation), (ii) a material breach by us of Ms. Muñoz’s employment agreement (including, without limitation, any reduction in her base salary or annual incentive opportunity), or (iii) relocation of Ms. Muñoz’s principal business location to an area outside of the Los Angeles, California metropolitan area.

The terms of Ms. Muñoz’s employment agreement provide for a covenant not to compete with us or to solicit our employees and customers for a period of twelve months following her employment termination for any reason, a covenant to not disclose any confidential information at all times following a termination of Ms. Muñoz’s employment for any reason, and a perpetual mutual non-disparagement covenant.

Ms. Muñoz’s employment agreement includes a Code Section 280G “best-net cutback” provision. Such provision provides that in the event any payments or benefit provided under her employment agreement or any other arrangement with us or our affiliates constitute “parachute payments” within the meaning of Section 280G of the Code, then such payments and/or benefits will either be (i) provided to Ms. Muñoz in full or (ii) be reduced to the extent necessary to avoid the excise tax imposed by Section 4999 of the Code, whichever results in Ms. Muñoz receiving a greater amount on an after-tax basis.

Marc Katz Employment Agreement

On December 13, 2019, we entered into an employment agreement with Marc Katz governing his services as our President & Chief Financial Officer. Mr. Katz’s employment agreement provided for base salary, eligibility to participate in the Annual Incentive Plan, eligibility to receive long-term incentive compensation, participation in standard benefit plans, eligibility to receive severance (as described above) and other compensation as may have been approved by our board of directors. Mr. Katz’s employment agreement had no fixed term.

Consistent with the severance terms provided to Mr. Katz pursuant to his employment agreement, the Company agreed, pursuant to the terms of a general release of claims executed by Mr. Katz at the time of his termination of employment and subject Mr. Katz’s continued compliance with the restrictive covenants set forth in his employment agreement, to pay Mr. Katz cash severance consisting of (i) continued payment of his base salary for the one-year period following his termination of employment, and (ii) a pro-rata portion of Mr. Katz’s annual bonus for fiscal year 2020 based on the achievement of the applicable performance measures for fiscal year 2020. We will also continue to pay the employer portion of the premiums associated with continued coverage under our health and welfare plans for Mr. Katz under COBRA until the earlier of (i) twelve months following his termination date, (ii) expiration of his eligibility for continuation coverage under COBRA, or (iii) the date on which he becomes eligible for group health insurance coverage in connection with new employment.

Michael Salmon Offer Letter

On May 14, 2018, we entered into an offer letter with Michael Salmon in connection with his hiring as our Senior Vice President of Planning and Allocation, which continues to govern his services as our Chief Operating

Officer. Mr. Salmon’s offer letter provides for a base salary, eligibility to participate in the Annual Incentive Plan, eligibility to receive long term incentive compensation, participation in the standard benefit plans and other compensation as may be approved by our board of directors. Mr. Salmon also received a $50,000 signing bonus, which was paid on the first pay period following his employment start date, as well as reimbursement for expenses incurred by Mr. Salmon in connection with the relocation of his principal residence to California. Mr. Salmon’s offer letter has no fixed term.

If Mr. Salmon’s employment is terminated by us with Cause or due to Mr. Salmon’s death or disability, or Mr. Salmon resigns for any reason, we will pay Mr. Salmon any accrued and unpaid portion of his base salary and paid time off through the date of his termination of employment, payable according to normal payroll practices. Upon a termination of employment by us without Cause, he is entitled to severance equal to nine months’ of current base salary, payable in installments in accordance with our normal payroll procedures during the nine-month period following Mr. Salmon’s termination of employment. We will also continue to pay the employer portion of the premiums associated with continued coverage under our health and welfare plans for Mr. Salmon and his qualified beneficiaries under COBRA until the earlier of (i) the last day Mr. Salmon receives severance, and (ii) the expiration of his eligibility for continued coverage under COBRA as provided by applicable law. Additionally, upon such termination of employment within the twenty-four month period following June 7, 2019, and if Mr. Salmon permanently relocates back to New Jersey within three months following such termination of employment, we will provide Mr. Salmon with reimbursement for relocation expenses as we provided in connection with his relocation to California. Receipt of the severance payments and the relocation benefits are subject to Mr. Salmon executing (and not revoking) a general release of claims.

For purposes of Mr. Salmon’s offer letter, “Cause” means (i) willful misconduct by Mr. Salmon, including but not limited to, dishonesty which materially and adversely reflects upon his ability to perform his duties to the Company, (ii) Mr. Salmon’s conviction of, or the entry of a pleading of guilty or nolo contendre by Mr. Salmon to, any crime involving moral turpitude or any felony, (iii) fraud, embezzlement or theft against the Company, (iv) a material breach by Mr. Salmon of any material provision of any employment contract, assignment of inventions, confidentiality and/or nondisclosure agreement between Mr. Salmon and us, or (v) Mr. Salmon’s failure to attend to his duties as assigned by our Chief Executive Officer, after written notice to Mr. Salmon and no less than a 90-day period to cure such failure (provided that such failure to perform is subject to cure with the passage of time).

The terms of Mr. Salmon’s offer letter provide for a covenant not to solicit employees for a period of two years following his termination of employment for any reason, a covenant not to compete with the Company during his employment with us, and a covenant to not disclose any confidential and proprietary information (as defined in Mr. Salmon’s offer letter) at all times following a termination of Mr. Salmon’s employment for any reason.

Anne Stephenson Offer Letter

On August 9, 2019, we entered into an offer letter with Anne Stephenson in connection with her hiring as our Chief Merchandising and Product Officer, which continues to govern her services as our Chief Merchandising and Product Officer. Ms. Stephenson’s offer letter provides for a base salary, eligibility to participate in the Annual Incentive Plan, eligibility to receive long term incentive compensation, participation in the standard benefit plans and other compensation as may be approved by our board of directors. Ms. Stephenson also received a $315,000 signing bonus, which was paid on the first pay period following her employment start date. Ms. Stephenson’s offer letter has no fixed term.

Ms. Stephenson’s offer letter provides for “at-will” employment, and upon a termination of Ms. Stephenson’s employment for any reason, Mr. Stephenson would not be entitled to any additional severance pay or benefits other than as required by applicable law.

For purposes of Ms. Stephenson’s offer letter, “Cause” means (i) willful misconduct, including, but not limited to, dishonesty which materially and adversely reflects upon her ability to perform your duties for the Company, (ii) her conviction of, or the entry of a pleading of guilty or nolo contendere by her to, any crime involving moral turpitude or any felony, (iii) fraud, embezzlement or theft by her against the Company or its affiliates, (iv) a material breach by her of any material provision of any agreement or policy, including any employment contract, assignment of inventions, confidentiality and/or nondisclosure agreement between her and the Company or its affiliates, or (v) her failure to fulfill her duties as assigned by the CEO of the Company, after written notice to her and no less than a 30-day period to cure such failure (provided that such failure to perform is subject to cure with the passage of time).

The terms of Ms. Stephenson’s offer letter provide for a covenant not to solicit employees for a period of two years following her termination of employment for any reason, a covenant not to compete with the Company during her employment with us, and a covenant to not disclose any confidential and proprietary information at all times following a termination of Ms. Stephenson’s employment for any reason.

Potential Payments upon Termination or Change of Control

Other than (i) pursuant to Ms. Muñoz’s and Mr. Katz’s employment agreements and Mr. Salmon’s offer letter as described in “—Employment Agreements with our Named Executive Officers,” or (ii) pursuant to our NEO’s Incentive Unit grant agreements as described in “—Long-Term Incentives” above, none of our NEOs have received or have a right to receive severance or other benefits upon a termination of employment, a change in control or a termination of employment following a change in control.

IPO Awards

If an IPO occurs during the employment of Ms. Muñoz and certain other members of our management that are not NEOs, they are entitled to one-time grants of restricted stock units or restricted stock shares (“IPO Awards”) in amounts equal to $3.5 million in the aggregate. With the exception of Ms. Muñoz’s agreement, the IPO Award agreements will expire if an IPO does not occur prior to the second anniversary of each date of the individual IPO Award agreements. 50% of the IPO Awards will be fully vested on date of grant, and the remaining 50% will vest in equal installments on the first, second and third anniversaries of the date of the IPO. These members of our management must remain employed by us through each vesting date in order to vest in the applicable portions of their IPO Awards. Consequently, we will recognize $1.7 million of share-based compensation expense related to these IPO Awards upon the consummation of the IPO with the remainder recognized over the three year vesting period.

Director Compensation

The following table shows the compensation earned during 2020, by each of our directors who are not named executive officers.

Name and Principal Position	Fees Earned or Paid in Cash ($)	Total ($)
Lisa Harper	100,000	100,000
Lawrence Molloy	99,000	99,000

Narrative Disclosure Regarding Director Compensation Table

During 2020, Lisa Harper and Lawrence Molloy were paid $100,000 and $99,000, respectively, in fees in cash for services on our board of directors. During 2020, none of our directors (other than Lisa Harper and Lawrence Molloy) has received any cash, equity or other compensation for services rendered to us. Our directors and any of their respective affiliates are reimbursed for any out-of-pocket expenses incurred in connection with the performance of their duties as our directors. Ms. Harper and Mr. Molloy did not receive any reimbursements for out-of-pocket expenses in 2020.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth information as of                     , 2021 regarding the beneficial ownership of our common stock (1) immediately prior to and (2) as adjusted to give effect to this offering, by:

•	each person or group who is known by us to own beneficially more than 5% of our outstanding shares of our common stock;

•	each of our named executive officers;

•	each of our directors and director nominees;

•	all of our executive officers and directors as a group; and

•	each selling stockholder.

For further information regarding material transactions between us and certain of our stockholders, see “Certain Relationships and Related Party Transactions.”

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options that are currently exercisable or exercisable within 60 days of                     , 2021 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership is based on             shares of common stock outstanding and              shares of common stock to be outstanding after the completion of this offering, assuming no exercise of the option to purchase additional shares, or              shares, assuming full exercise of the underwriters’ option to purchase additional shares. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o Torrid Holdings Inc., 18501 East San Jose Avenue, City of Industry, California 91748.

	Shares Beneficially Owned Prior to This Offering		Shares to Be Sold in This Offering Assuming No Exercise of Overallotment Option	Shares to Be Sold in This Offering Assuming Full Exercise of Overallotment Option	Shares Beneficially Owned After This Offering Assuming No Exercise of Overallotment Option		Shares Beneficially Owned After This Offering Assuming Full Exercise of Overallotment Option
Name	Number	Percent	Number	Number	Number	Percent	Number	Percent
5% Stockholders:
Funds Managed by Sycamore Partners Management, L.P.(1)
Executive Officers and Directors:
Elizabeth Muñoz
George Wehlitz Michael Salmon
Anne Stephenson
Dary Kopelioff
All executive officers and directors as a group (5 persons)
Other Selling Stockholders

*	Represents beneficial ownership of less than one percent (1%) of our outstanding common stock.
(1)

Includes shares of common stock held directly by Torrid Holding LLC and shares of common stock held indirectly (through their respective ownership in Torrid Holding LLC) by (a) Sycamore Partners, L.P., (b) Sycamore Partners Associates-C, L.P., (c) Sycamore Partners Associates, L.P., (d) Sycamore Partners Associates Investments, L.P., (e) Sycamore Partners (Co-Invest), L.L.C. and (f) Sycamore Partners Associates Co- Invest, Inc. (the entities listed in clauses (a) through (f) above, the “Sycamore Entities”), each of which is a fund managed by Sycamore. Sycamore may be deemed to be the beneficial owner of the shares owned by Torrid Holding LLC and the Sycamore Entities, but disclaims beneficial ownership pursuant to the rules under the Exchange Act. The address for Sycamore, Torrid Holding LLC, the Sycamore Entities and Mr. Kopelioff is c/o Sycamore Partners Management, L.P., 9 W. 57th Street, 31st Floor, New York, NY 10019.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In connection with this offering, we will adopt a written policy with respect to related party transactions. Under our related person transaction policy, a “Related Person Transaction” is any transaction, arrangement or relationship between us or any of our subsidiaries and a Related Person not including any transactions involving $120,000 or less when aggregated with all similar transactions. A “Related Person” is any of our executive officers, directors or director nominees, any stockholder beneficially owning in excess of 5% of our stock or securities exchangeable for our stock, any immediate family member of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is an executive officer, a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest in such entity.

Pursuant to our Related Person Transaction policy, any Related Person Transaction must generally be approved or ratified by our Audit Committee. In approving any Related Person Transaction, our Audit Committee shall review all relevant information available to it about the Related Person Transaction. The Audit Committee may approve the Related Person Transaction only if the Audit Committee determines in good faith that, under all of the circumstances, the transaction is in the best interests of the Company and its shareholders.

Transition Services Agreement, Services Agreements and Other Transactions with Hot Topic

On May 1, 2015, Hot Topic entered into a Contribution Agreement pursuant to which Hot Topic contributed all of the existing assets and liabilities related to its former Torrid business to a newly-formed, separate and wholly-owned subsidiary of Hot Topic, Torrid LLC, and immediately thereafter, on May 1, 2015 until its termination on June 2, 2017, we had a transition services agreement (“Transition Services Agreement”) with Hot Topic under which Hot Topic provided us with certain services to help ensure an orderly transition for us following the Separation. Under the Transition Services Agreement, Hot Topic provided us (or caused applicable third parties to provide) certain back office and general and administrative services, including information technology, logistics management and other specified services to ensure our stand-alone functionality. From June 2, 2017 until its termination on March 21, 2019, we had a services agreement (“Third Party Services Agreement”) with Hot Topic, pursuant to which Hot Topic provided us (or caused applicable third parties to provide) certain services, including information technology, distribution and logistics management, real estate leasing and construction management and other services as may have been specified. On March 21, 2019, we entered into an amended and restated services agreement (“Amended and Restated Services Agreement”) with Hot Topic under which Hot Topic provides us (or causes applicable third parties to provide) substantially similar services to those provided under the Third Party Services Agreement. The term of the Amended and Restated Services Agreement is three years, unless we or Hot Topic extend the agreement, or we terminate the agreement (or certain services under the agreement). We may terminate the various services upon written notice. Rates and costs related to the services provided under the Amended and Restated Services Agreement may change with approval from both parties. Each month, we are committed to pay Hot Topic for these services and reimburse Hot Topic for certain costs it incurs in the course of providing these services. We record payments made to Hot Topic under these service agreements in the applicable expense category in either cost of goods sold, or selling, general and administrative expenses.

On August 1, 2019, in connection with the IT Asset Purchase Agreement (as defined below), we entered into a services agreement (“Reverse Services Agreement”) with Hot Topic, under which Torrid provides Hot Topic with certain information technology services. The term of the Reverse Services Agreement is three years, unless we or Hot Topic extend the agreement, or Hot Topic terminates the agreement. Torrid provides Hot Topic with the specified information technology services at no cost for the first three years of the Reverse Services Agreement, however Hot Topic bears certain capital and operating expenses that it incurs. Costs incurred in connection with providing the specified information technology services to Hot Topic are expensed as incurred in our consolidated statement of operations and comprehensive income. During 2019 and 2020, we incurred costs of $2.3 million and $3.0 million, respectively, in connection with providing these information technology services to Hot Topic. In connection with the Reverse Services Agreement, we entered into an amendment to the

Amended and Restated Services Agreement (“Amendment to Amended and Restated Services Agreement”) with Hot Topic on August 1, 2019, pursuant to which sections pertaining to Hot Topic’s provision of information technology services to Torrid were removed.

During 2018, 2019 and 2020, Hot Topic charged us $54.6 million, $35.3 million and $12.3 million, respectively, for various services under the Third Party Services Agreement and Amended and Restated Services Agreement, of which $14.9 million, $14.5 million and $9.6 million, respectively, were recorded as components of cost of goods sold, and the remaining $39.7 million, $20.8 million and $2.7 million, respectively, were charged to selling, general and administrative expenses. As of February 1, 2020, we owed $0.4 million to Hot Topic under the applicable service agreements which is included in due to related parties in our consolidated balance sheets. As of January 30, 2021, we did not owe any amount to Hot Topic for these services.

Hot Topic incurs certain direct expenses on our behalf, such as payments to our non-merchandise vendors and each month, we pay Hot Topic for these pass-through expenses. As of February 1, 2020, the net amount we owed Hot Topic for these expenses was $4.7 million which is included in due to related parties in our consolidated balance sheets. As of January 30, 2021, we had prepaid Hot Topic $0.4 million for these expenses, which are included in prepaid expenses and other current assets in our consolidated balance sheets.

On June 14, 2019, we used funds obtained from the Term Loan Credit Agreement to purchase $213.2 million of senior participating preferred stock from Hot Topic’s parent, HT Intermediate Holdings Corp. (“HTI”). HTI used the funds it received from us to redeem its Notes. We accounted for the purchase under the cost method in accordance with ASC 325, Investments—Other. On July 31, 2019, our parent issued the $214.6M Related Party Promissory Note Receivable (as defined below) to us in exchange for our $213.2 million investment in HTI’s senior participating preferred stock, including $1.4 million of accrued interest. Due to the nature of this $214.6M Related Party Promissory Note Receivable (as defined below), we consider it to be an in-substance distribution to our parent and account for it as contra-equity.

On June 14, 2019, we entered into an asset purchase agreement (“IT Asset Purchase Agreement”) with Hot Topic pursuant to which we purchased certain information technology assets from Hot Topic for $29.5 million on August 1, 2019. Funds obtained from the Term Loan Credit Agreement were used to make the purchase. We accounted for the purchase in accordance with subsections of ASC 805-50, Business Combinations, related to transactions between entities under common control. Consequently, we recorded the information technology assets we purchased from Hot Topic at their historical carrying amounts totaling $3.5 million and recognized the difference between the historical carrying amounts and the purchase price in equity. In addition, certain information technology-related obligations and personnel, along with associated assets of $1.4 million and liabilities of $0.1 million, were transferred from Hot Topic to Torrid. In connection with the IT Asset Purchase Agreement, we and Hot Topic agreed to enter into the Reverse Services Agreement and Amendment to Amended and Restated Services Agreement upon the closing date of the IT Asset Purchase Agreement, which was August 1, 2019.

Advisory Services Agreement

In connection with the Separation, we entered into an advisory services agreement with Sycamore, dated May 1, 2015 (the “Advisory Services Agreement”), pursuant to which Sycamore agreed to provide strategic planning and other related services to us. We are obligated to reimburse Sycamore for their expenses incurred in connection with providing such advisory services to us. As of the end of 2019 and 2020, there were no amounts due and during 2018, 2019, and 2020, no amounts were paid under this agreement.

Sycamore’s liability in connection with its performance of the services under the agreement is limited to that arising from its gross negligence or willful misconduct and we, along with our subsidiaries and affiliates, are responsible for indemnifying Sycamore against all claims relating to the agreement except to the extent arising from Sycamore’s gross negligence or willful misconduct. The Advisory Services Agreement will expire by its terms on May 1, 2025 and will automatically be renewed on an annual basis thereafter unless we or Sycamore provides 90 days’ prior written notice of our intent not to renew prior to the end of the then-current term.

From time to time, we reimburse Sycamore for certain management expenses it pays on our behalf. As of the end of 2019, the amount due was not material and as of the end of 2020, there was no amount due. During each of the years 2018, 2019 and 2020, the reimbursements we made to Sycamore for such expenses were $0.1 million.

Consulting Services Agreement

On March 11, 2021, Hot Topic entered into a consulting services agreement with our Chief Financial Officer, George Wehlitz, Jr., pursuant to which Hot Topic agreed to pay Mr. Wehlitz a consulting fee of $10,000 per month. The agreement was effective from January 3, 2021 and will remain effective until May 31, 2021, or until it is terminated by either party upon 30 day’s prior written notice, whichever is earlier.

Related Party Vendors

MGF Sourcing US, LLC, an entity indirectly controlled by affiliates of Sycamore, is one of our suppliers. During 2018, 2019 and 2020, purchases from this supplier were $31.3 million, $35.9 million and $38.4 million, respectively, which accounted for less than 10% of total purchases in 2018, 2019 and 2020. As of the end of 2019 and 2020, the net amounts we owed MGF Sourcing US, LLC for these purchases were $3.2 million and $8.0 million, respectively. This liability is included in due to related parties in our consolidated balance sheets. Prices paid to this supplier are negotiated on an arms-length basis and are substantially similar to the prices that we would pay to other suppliers of similar goods.

HU Merchandising LLC, a subsidiary of Hot Topic and an entity indirectly controlled by affiliates of Sycamore, is one of our suppliers. During 2018, 2019 and 2020, purchases from this supplier were $0.5 million, $0.6 million and $0.4 million, respectively. As of the end of 2019 there were no amounts due for these purchases and as of the end of 2020, the amount due to HU Merchandising, LLC was $0.1 million. Prices paid to this supplier are negotiated on an arms-length basis and are substantially similar to the prices we would pay to other suppliers of similar goods.

Staples, Inc., an entity indirectly controlled by affiliates of Sycamore, is one of our suppliers. As of the end of 2019 and 2020, amounts due to this supplier were not material. During 2019 and 2020, purchases from this supplier were not material.

We have a merchandise supply arrangement with Belk, Inc., an entity controlled by affiliates of Sycamore. During 2018, we recognized $0.4 million of revenue in net sales related to this arrangement. During 2019 and 2020, we did not recognize any revenue from Belk. As of the end of 2019 and 2020, there was no amount due to us from Belk, Inc.

Prior to 2020, Hot Topic provided us with licensing services for certain of our goods, such as license procurement and design services. During 2018 and 2019, Hot Topic charged us $0.5 million and $0.1 million, respectively, for these services, which were recorded as components of cost of goods sold. As of the end of 2019 and 2020, there were no amounts due to Hot Topic for these licensing services.

Letter of Support from Beneficial Shareholder

In April 2020, we received a letter of support from a beneficial shareholder for up to a fixed amount of additional equity funding which, if necessary and sufficient, would be provided to further prevent noncompliance with the financial covenants in the Amended Term Loan Credit Agreement through May 2021. In September 2020, we received an updated letter of support from the beneficial shareholder for additional equity funding, if necessary and sufficient, through January 2022.

Stockholders’ Agreement

In connection with this offering, we will enter into a Stockholders’ Agreement with Sycamore (the “Stockholders’ Agreement”). The Stockholders’ Agreement will provide Sycamore with certain rights with respect to the designation of directors to serve on our board of directors. As set forth in the Stockholders’ Agreement, for so long as Sycamore beneficially owns at least 50% of our common stock, it will be entitled to designate for nomination a majority of our board of directors. When Sycamore beneficially owns less than 50% of our common stock but owns at least 10% of our common stock, Sycamore will be entitled to designate for nomination a number of directors in proportion to its ownership of our common stock, rounded up to the nearest whole number. When Sycamore owns less than 10% of our common stock but owns at least 5% of our common stock, Sycamore will be entitled to designate for nomination the greater of (i) a number of directors in proportion to its ownership of our common stock, rounded up to the nearest whole number, and (ii) one director.

Registration Rights Agreement

In connection with this offering, we will enter into a registration rights agreement pursuant to which we will grant certain registration rights to certain funds managed by Sycamore and its affiliates and certain of their transferees, including the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act our common stock held by them. In addition, we will commit to file as promptly as possible after receiving a request from Sycamore, a shelf registration statement registering secondary sales of our common stock held by Sycamore. Sycamore also will have the right to exercise certain piggyback registration rights in respect of common stock held by them in connection with registered offerings requested by other registration rights holders or initiated by us.

Related Party Promissory Notes

From time to time, our parent issues promissory notes receivable to us. Due to the nature of these promissory notes receivable, we consider them to be in-substance distributions to our parent and account for them as contra-equity in accordance with ASC 310, Receivables. Consequently, these promissory notes receivable are reflected within equity in our consolidated balance sheets as reductions in additional paid-in capital, within capital distribution to Torrid Holding LLC, net of contribution, in our consolidated statements of stockholder’s equity (deficit), and within capital distribution to Torrid Holding LLC, net of contribution, in our consolidated statements of cash flows as financing cash outflows. Associated interest due to us will be recorded as equity when actual interest payments are made. Historically, we have not received any interest payments from our parent.

On May 1, 2015, we issued a $45.0 million promissory note to our parent, Torrid Holding LLC, in exchange for cash, due on or before May 1, 2018, (“Related Party Promissory Note”). On June 16, 2016, we made a $29.8 million repayment of the Related Party Promissory Note and paid $0.2 million of related interest. The Related Party Promissory Note accrued interest at an annual compounding rate of 0.43% upon its maturity, which is equal to the federal rate for May 2015 for a short-term instrument with an annual compounding interest rate.

On January 9, 2018, we issued an amended and restated promissory note to Torrid Holding LLC for $15.3 million (“Amended Related Party Promissory Note”), which amended our Related Party Promissory Note. The amendment rolled the outstanding principal and accrued interest balances associated with the Related Party Promissory Note into the principal balance of the Amended Related Party Promissory Note. The Amended Related Party Promissory Note was due on or before January 9, 2024 and accrued interest at an annual compounding rate of 2.18% upon its maturity, which is equal to the applicable federal rate for January 2018 for a mid-term instrument with an annual compounding interest rate. All other material terms of the Amended Related Party Promissory Note were substantially similar to the Related Party Promissory Note it replaced. On December 20, 2018, we repaid the Amended Related Party Promissory Note and related interest in full. The payment consisted of $15.3 million of principal and $0.3 million of related interest.

On December 20, 2018, our parent issued a $61.4 million promissory note to us in exchange for cash, due on or before December 20, 2024 (“$61M Related Party Promissory Note Receivable”). The funds realized from the $61M Related Party Promissory Note Receivable were invested by our parent in HTI and used by HTI and Hot Topic for the partial redemption of its 9.25% senior secured notes (“Notes”). The $61M Related Party Promissory Note Receivable accrues interest at an annual compounding rate of 3.06% upon its maturity. As of the end of 2019 and 2020, there was a $61.4 million lump sum principal payment due to us upon the December 20, 2024 maturity date. The total amount of interest our parent owed us as of the end of 2019 and 2020 was $2.1 million and $4.0 million, respectively.

On June 6, 2019, our parent issued a $20.0 million promissory note to us in exchange for cash, due on or before June 6, 2025 (“$20M Related Party Promissory Note Receivable”). The $20M Related Party Promissory Note Receivable accrues interest at an annual compounding rate of 2.78% upon its maturity. As of the end of 2019 and 2020, there was a $20.0 million lump sum principal payment due to us upon the June 6, 2025 maturity date. The total amount of interest our parent owed us as of the end of 2019 and 2020 was $0.4 million and $0.9 million, respectively.

On June 14, 2019, our parent issued a $10.0 million promissory note to us in exchange for cash, due on or before June 14, 2025 (“$10M Related Party Promissory Note Receivable”). The $10M Related Party Promissory Note Receivable accrues interest at an annual compounding rate of 2.37% upon its maturity. As of the end of 2019 and 2020, there was a $10.0 million lump sum principal payment due to us upon the June 14, 2025 maturity date. The total amount of interest our parent owed us as of the end of 2019 and 2020 was $0.2 million and $0.5 million, respectively.

On July 31, 2019, our parent issued a $214.6 million promissory note to us, due on or before July 31, 2025 (“$214.6M Related Party Promissory Note Receivable”). The $214.6M Related Party Promissory Note Receivable was issued to us in exchange for the $213.2 million investment we made in HTI (as defined below) on June 14, 2019 plus the associated $1.4 million investment income we earned through July 31, 2019. The $214.6M Related Party Promissory Note Receivable accrues interest at an annual compounding rate of 1.87% upon its maturity. As of the end of 2019 and 2020, there was a $214.6 million lump sum principal payment due to us upon the July 31, 2025 maturity date. The total amount of interest our parent owed us as of the end of 2019 and 2020 was $2.0 million and $6.1 million, respectively.

On August 1, 2019, our parent issued a $1.2 million promissory note to us in exchange for cash, due on or before August 1, 2025 (“$1.2M Related Party Promissory Note Receivable”). The $1.2M Related Party Promissory Note Receivable was issued to us in exchange for purchasing $1.2 million of senior participating preferred stock from HTI (as defined below) on behalf of our parent. The $1.2M Related Party Promissory Note Receivable accrues interest at an annual compounding rate of 1.87% upon its maturity. As of the end of 2019 and 2020, there was a $1.2 million lump sum principal payment due to us upon the August 1, 2025 maturity date. The total amount of interest our parent owed us as of the end of 2019 and 2020 was not material.

On November 26, 2019, our parent issued a $12.0 million promissory note to us in exchange for cash, due on or before November 26, 2025 (“$12M Related Party Promissory Note Receivable”). The $12 Million Related Party Promissory Note Receivable accrues interest at an annual compounding rate of 1.59% upon its maturity. As of the end of 2019 and 2020, there was a $12.0 million lump sum principal payment due to us upon the November 26, 2025 maturity date. The total amount of interest our parent owed us as the end of 2019 was not material and the total amount of interest our parent owed us as of the end of 2020 was $0.2 million.

The Reorganization will result in the legal cancellation of each related party promissory note our parent issued to us, but will have no impact on our capitalization. See “Capitalization.”

Issuance of Incentive Units by Torrid Holding LLC

During 2020, our parent, Torrid Holding LLC, issued 0.4 million Class E and Class F Torrid incentive units in the aggregate, net of forfeitures, to certain members of our management, including certain of our Named Executive Officers. During 2020, we recorded $7.8 million of share-based compensation expense, primarily due to an increase in the Torrid Holding LLC equity value. For more information, see Note 14 to our audited consolidated financial statements included elsewhere in this prospectus.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Term Loan Credit Agreement

On June 14, 2019, we entered into a term loan credit agreement (as amended from time to time, “Term Loan Credit Agreement”) among Cortland Capital Market Services LLC, as agent, KKR Credit Advisors (US) LLC, as structuring advisor, and the lenders party thereto (the “Lenders”). On September 17, 2020, we entered into an amended term loan credit agreement (“Amended Term Loan Credit Agreement”) with the Lenders, pursuant to which the definition of total debt used in the calculation of Total Net Leverage Ratio (as defined below) was amended. All other material terms of the Term Loan Credit Agreement remain substantially the same. In September 2020, in conjunction with the Amended Term Loan Credit Agreement, we prepaid $35.0 million of the outstanding Principal (as defined below), associated accrued interest of $0.2 million and an amendment fee of $0.5 million.

The Amended Term Loan Credit Agreement provides for term loans in an initial aggregate amount of $260.0 million (“Principal”), which is recorded net of an original issue discount (“OID”) of $2.9 million and has a maturity date of December 14, 2024. In connection with the Term Loan Credit Agreement, we paid financing costs of approximately $4.6 million.

The $257.1 million proceeds of the Term Loan Credit Agreement, net of OID, were used to (i) purchase $213.2 million of senior participating preferred stock from Hot Topic’s parent, HT Intermediate Holdings Corp. for which we subsequently received a promissory note receivable in exchange from our parent; (ii) purchase certain information technology assets from Hot Topic for $29.5 million; (iii) make a $10 million distribution to our parent; and (iv) pay for financing costs associated with the Term Loan Credit Agreement.

Loans made pursuant to the Amended Term Loan Credit Agreement bear interest at an annual rate equal to, at our option, either (a) a base rate determined by reference to the highest of (1) the prime rate quoted by The Wall Street Journal, (2) the federal funds effective rate plus 0.50% and (3) a LIBOR rate for an interest period of one month, plus 1.00%; or (b) at a LIBOR rate for the interest period relevant to such borrowing which may not be less than 1.00%, in each case plus an applicable margin that ranges from 6.50% to 7.00% for LIBOR borrowings and 5.50% to 6.00% for base rate borrowings, in each case, based upon our total net leverage ratio as of the relevant testing date.

If we elect the LIBOR rate, interest is due and payable on the last day of each interest period, unless an interest period exceeds three months, then the respective dates that fall every three months after the beginning of the interest period shall also be interest payment dates. If we elect the Base rate loan, interest is due and payable the last day of each fiscal quarter. The elected interest rate at the end of 2020 was approximately 8%.

In addition to paying interest on the outstanding Principal under the Amended Term Loan Credit Agreement, we are required to make fixed mandatory repayments of the Principal on the last business day of each fiscal quarter until maturity (“Repayment”). Repayments for the first four fiscal quarters, starting in the third quarter of 2019, represent 0.75% of the Principal, reduced as a result of the application of prior Prepayments, as defined below. For each of the eight fiscal quarters thereafter, Repayments represent 1.25% of the Principal, reduced as a result of the application of prior Prepayments, as defined below. For each of the 10 fiscal quarters thereafter, Repayments represent 1.875% of the Principal, reduced as a result of the application of prior Prepayments, as defined below.

Under the Amended Term Loan Credit Agreement, we are also required to make variable mandatory prepayments of the Principal, if certain thresholds are reached, 95 days after the end of each (each, a “Prepayment”). Prepayments, if applicable, commence at the end of 2019 and represent between 25% and 75% (depending on our net leverage ratio) of Excess Cash Flow (as defined in the Amended Term Loan Credit Agreement) in excess of $2.0 million, minus prepayments of Principal, the ABL Facility (to the extent accompanied by a permanent reduction in the commitments thereunder) and certain other specified indebtedness and amounts in connection with certain other enumerated items. As of the end of 2020, we did not meet the Excess Cash Flow threshold to require a Prepayment.

In addition to mandatory Repayment and Prepayment obligations, we may at our option, prepay a portion of the outstanding Principal (“Optional Prepayment”). If we make Optional Prepayments before June 14, 2022, we will be subject to penalties ranging from 1.00% to 3.00% of the aggregate principal amount, with the exception of up to $50 million that may be repaid with the proceeds of a qualifying initial public offering without penalty.

All of our existing domestic subsidiaries unconditionally guarantee all obligations under the Amended Term Loan Credit Agreement. Substantially all of our assets will secure all such obligations and the guarantees of those obligations, subject to certain exceptions.

Our borrowings under the Amended Term Loan Credit Agreement are subject to a financial covenant that requires us to maintain a maximum ratio of our total debt to EBITDA, as defined in the Amended Term Loan Credit Agreement (“Total Net Leverage Ratio”). The maximum ratio is 3.60 for the quarter ended November 2, 2019, 3.35 for the quarters ended February 1, 2020, May 2, 2020, and August 1, 2020, 3.10 for the quarter ended October 31, 2020, 2.50 for the quarter ended January 30, 2021, 2.35 for the quarter ending May 1, 2021, 2.10 for the quarters ending July 31, 2021 and October 30, 2021, and 1.85 for all quarters thereafter. The Amended Term Loan Credit Agreement amended the definition of total debt used in the Total Net Leverage Ratio calculation for the quarters ended October 31, 2020 and January 30, 2021, and the quarters ending May 1, 2021 and July 31, 2021. The amended definition of total debt permits us to exclude indebtedness associated with our Existing ABL Facility, as amended, through the quarter ended October 31, 2020, removes the $20.0 million cap from the amount of cash and cash equivalents on-hand that we are permitted to net against our total debt for purposes of the ratio calculation through the quarter ended January 30, 2021, and raises the $20.0 million cap to $40.0 million and $30.0 million for the quarters ending May 1, 2021 and July 31, 2021, respectively, before reverting to $20.0 million for all quarters thereafter.

The Amended Term Loan Credit Agreement contains a limitation on our capital expenditures paid in cash in any fiscal year and such expenditures may not exceed 37.5% of prior year Adjusted EBITDA, as defined by the Amended Term Loan Credit Agreement. If the amount of our capital expenditures paid in cash in any fiscal year is less than the 37.5% threshold, 50% of the difference is automatically applied to increase the maximum threshold in the next fiscal year. The Amended Term Loan Credit Agreement also contains a number of other covenants that, among other things and subject to certain exceptions, will restrict our ability and the ability of our subsidiaries to: create, incur or assume liens on our assets or property; incur additional indebtedness; make capital expenditures; issue preferred or disqualified stock; incur hedging obligations; consolidate or merge; sell assets; pay dividends or make distributions, make investments or engage in transactions with our affiliates.

As of the end of 2020, we were compliant with our debt covenants under the Amended Term Loan Credit Agreement.

ABL Facility

In May 2015, we entered into a credit agreement for a senior secured asset-based revolving credit facility (“Original ABL Facility”) of $50.0 million (subject to a borrowing base), with Bank of America, N.A. On October 23, 2017, we entered into an amended and restated credit agreement (as amended from time to time, “Existing ABL Facility”), which amended the Original ABL Facility. The Existing ABL Facility increased the aggregate commitments available under the Original ABL Facility from $50.0 million to $100.0 million (subject to a borrowing base); and increased our right to request additional commitments from up to $30.0 million to up to $30.0 million plus the aggregate principal amount of any permanent principal reductions we may take (subject to customary conditions precedent). On June 14, 2019, in conjunction with the Term Loan Credit Agreement, we entered into an amendment (the “1st Amendment”) to the Existing ABL Facility. The 1st Amendment decreased the aggregate commitments available under the Existing ABL Facility from $100.0 million to $70.0 million (subject to a borrowing base), permitted indebtedness incurred pursuant to the Term Loan Credit Agreement and made certain other modifications. On September 4, 2019, we entered into another amendment to the Existing ABL Facility (the “2nd Amendment”). The 2nd Amendment permitted parent company financial statements to be used to satisfy reporting requirements and made certain other modifications. The principal amount outstanding of the loans under the Existing ABL Facility, as amended, is due and payable in full on October 23, 2022. All other material terms of the Existing ABL Facility existing prior to the 1st Amendment and 2nd Amendment remain substantially the same. The principal amount outstanding of the loans under the Existing ABL Facility is due and payable in full on October 23, 2022. All other material terms of the Existing ABL Facility existing prior to the Amendment remain substantially the same.

The borrowing base for the Existing ABL Facility, as amended, at any time equals the sum of 90% of eligible credit card receivables, plus 90% of the appraised net orderly liquidation value of eligible inventory and eligible in-transit inventory multiplied by the cost of such eligible inventory and eligible in-transit inventory (to be increased to 92.5% during the period beginning on September 1 of each year and ending on December 31 of each year). The Existing ABL Facility, as amended, includes borrowing capacity for letters of credit and for borrowings on same-day notice, referred to as Swing Line Loans, and is available in U.S. dollars.

Under the Existing ABL Facility, as amended, we have the right to request up to $30.0 million of additional commitments plus the aggregate principal amount of any permanent principal reductions we may take. The lenders under this facility are not under any obligation to provide any such additional commitments, and any increase in commitments is subject to customary conditions precedent. If we were to request any such additional commitments and the existing lenders or new lenders were to agree to provide such commitments, the size of the Existing ABL Facility, as amended, could increase to up to $100.0 million, but our ability to borrow under this facility would still be limited by the amount of the borrowing base.

Borrowings under the Existing ABL Facility, as amended, bear interest at an annual rate equal to, at our option, either (a) a base rate determined by reference to the highest of (1) the prime rate of Bank of America, N.A., (2) the federal funds effective rate plus 0.50% and (3) a LIBOR rate for an interest period of one month adjusted for certain costs, plus 1.00%; or (b) at a LIBOR rate for the interest period relevant to such borrowing adjusted for certain costs (“Adjusted LIBOR”), in each case plus an applicable margin that ranges from 1.25% to 1.75% for LIBOR borrowings and 0.25% to 0.75% for base rate borrowings, in each case, based on average daily availability. At the end of 2018, the applicable interest rate for borrowings under the Amendment to Amended ABL Facility was approximately 5.75% per annum. The applicable interest rate at the end of 2020 was approximately 4% per annum.

If we elect the LIBOR rate, interest is due and payable on the last day of each interest period, unless an interest period exceeds three months, then the respective dates that fall every three months after the beginning of the interest period shall also be interest payment dates. If we opt for the base rate (including a Swing Line Loan), interest is due and payable on the first business day of each month and on the maturity date.

In addition to paying interest on outstanding principal under the Existing ABL Facility, as amended, we are required to pay a commitment fee in respect of unutilized commitments. The commitment fee ranges between 0.25% and 0.375% per annum of unutilized commitments and will be subject to adjustment each fiscal quarter based on the amount of unutilized commitments during the immediately preceding fiscal quarter. We must also pay customary letter of credit fees and agent fees.

If at any time the aggregate amount of outstanding loans, unreimbursed letter of credit drawings and undrawn letters of credit under the Existing ABL Facility, as amended, exceeds the lesser of (a) the commitment amount and (b) the borrowing base, we will be required to repay outstanding loans and/or cash collateralize letters of credit in an aggregate amount equal to such excess, with no reduction of the commitment amount.

We may voluntarily reduce the unused portion of the commitment amount and repay outstanding loans at any time. Prepayment of the loans may be made without premium or penalty other than customary “breakage” costs with respect to LIBOR loans.

All obligations under the Existing ABL Facility, as amended, are unconditionally guaranteed by substantially all of our existing majority-owned domestic subsidiaries and will be required to be guaranteed by certain of our future domestic majority-owned subsidiaries. All obligations under the Existing ABL Facility, as amended, and the guarantees of those obligations, will be secured, subject to certain exceptions, by substantially all of our assets.

The Existing ABL Facility, as amended, requires us to maintain a fixed charge coverage ratio of at least 1.00 to 1.00 if we fail to maintain Specified Availability, as defined by the Existing ABL Facility, as amended, of at least the greater of 10% of the Loan Cap, as defined by the Existing ABL Facility, as amended, and $5.0 million. The Existing ABL Facility, as amended, contains a number of other covenants that, among other things and subject to certain exceptions, will restrict our ability and the ability of our subsidiaries to: incur additional indebtedness; pay dividends on our capital stock or redeem, repurchase or retire our capital stock or our other indebtedness; make investments, loans and acquisitions; engage in transactions with our affiliates; sell assets, including capital stock of our subsidiaries; alter the business we conduct; consolidate or merge; and incur liens. As of the end of 2020, we were compliant with our debt covenants under the Existing ABL Facility, as amended.

The Existing ABL Facility, as amended, specifically restricts dividends and distributions, aside from amounts to cover ordinary operating expenses and taxes, from our subsidiaries to us and to our parent. However, dividends and distributions are permitted at any time that either (1) availability under the Existing ABL Facility, as amended, is equal to or greater than 15% of the maximum borrowing amount on a pro forma basis and we are pro forma compliant with a 1.0 to 1.0 fixed charge coverage ratio or (2) availability under the Existing ABL Facility, as amended, is equal to or greater than 20% of the maximum borrowing amount on a pro forma basis.

Availability under the Existing ABL Facility, as amended, at the end of 2019 was $68.0 million, which reflects no borrowings and $2.0 million of standby letters of credit issued and outstanding. Availability under the Existing ABL Facility, as amended, as the end of 2020 was $65.5 million, which reflects no borrowings and $4.5 million of standby letters of credit issued and outstanding.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our certificate of incorporation and bylaws as they will be in effect upon completion of this offering. The following description may not contain all of the information that is important to you. To understand them fully, you should read our certificate of incorporation and bylaws, copies of which are or will be filed with the SEC as exhibits to the registration statement, of which this prospectus is a part.

Authorized Capitalization

Our authorized capital stock consists of                  shares of common stock, par value $0.01 per share, and                  shares of preferred stock, par value $0.01 per share. On                 , 2021, there were                  shares of our common stock outstanding, held of record by approximately stockholders. Based upon (1) shares of our common stock outstanding as of                  and (2) the issuance of                  shares of common stock in this offering, there will be    shares of our common stock outstanding upon completion of this offering, and shares of preferred stock will be outstanding.

As of                 , 2021, there were                shares of our common stock subject to outstanding options.

Common Stock

Voting Rights

Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Subject to any rights that may be applicable to any then outstanding preferred stock, our common stock votes as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law. Holders of our common stock will not have cumulative voting rights. Except in respect of matters relating to the election or removal of directors on our board of directors and as otherwise provided in our certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of common stock.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. Because we are a holding company, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. See “Description of Certain Indebtedness.” See also “Dividend Policy.”

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders have no preemptive, conversion or other rights to subscribe for additional shares. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable. There will be no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Listing

We will apply for listing of our common stock on the NYSE under the symbol “CURV.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be                                     .

Preferred Stock

Our certificate of incorporation will authorize our board of directors to provide for the issuance of shares of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any of the preferred stock.

Corporate Opportunity

As permitted under the DGCL, in our certificate of incorporation, we renounce any interest or expectancy in, or any offer of an opportunity to participate in, specified business opportunities that are presented to us or one or more of our officers, directors or stockholders. In recognition that directors, officers and/or employees of Sycamore may serve as directors and/or officers of ours, and Sycamore and its affiliates, not including us (the “Sycamore Entities”), may engage in similar activities or lines of business that we do, our certificate of incorporation provides for the allocation of certain corporate opportunities between us and the Sycamore Entities. Specifically, none of the Sycamore Entities have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that a director or officer of Sycamore who is also a director or officer of ours acquires knowledge of a potential transaction or matter which may be a corporate opportunity for any of the Sycamore Entities and us, we will not have any expectancy in such corporate opportunity, and the director or officer will not have any duty to present such corporate opportunity to us and may pursue or acquire such corporate opportunity for itself or direct such opportunity to another person. A corporate opportunity that an officer or director of ours who is also a director or officer of any of the Sycamore Entities acquires knowledge of will not belong to us unless the corporate opportunity at issue is expressly offered in writing to such person solely in his or her capacity as a director or officer of ours. In addition, even if a business opportunity is presented to an officer or director of any of the Sycamore Entities in his or her capacity as an officer or director of ours, the following corporate opportunities will not belong to us: (1) those we are not financially able, contractually permitted or legally able to undertake; (2) those not in our line of business; (3) those of no practical advantage to us; and (4) those in which we have no interest or reasonable expectancy.

Except with respect to our directors and/or officers that are also directors and/ or officers of any of the Sycamore Entities, the corporate opportunity doctrine applies as construed pursuant to applicable Delaware laws, without limitation.

Antitakeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Our certificate of incorporation and our bylaws will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Action By Written Consent, Special Meeting of Stockholders and Advance Notice Requirements for Stockholder Proposals

Our certificate of incorporation will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting once Sycamore ceases to beneficially own more than 50% of our outstanding shares. Our certificate of incorporation and bylaws will also provide that, except as otherwise required by law, special meetings of the stockholders can be called only pursuant to a resolution adopted by a majority of the total number of directors that we would have if there were no vacancies or, until the date that Sycamore ceases to beneficially own more than 50% of our outstanding shares, at the request of holders of 50% or more of our outstanding shares. Except as described above, stockholders will not be permitted to call a special meeting or to require our board of directors to call a special meeting.

In addition, our bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to our secretary, of the stockholder’s intention to bring such business before the meeting.

These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of our outstanding voting securities.

Classified Board of Directors

Our certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. In addition, because our board will be classified, under the DGCL, directors may only be removed for cause.

Removal of Directors

Our certificate of incorporation will provide that directors may be removed with or without cause at any time upon the affirmative vote of holders of at least a majority of the votes to which all the stockholders would be entitled to cast until Sycamore ceases to beneficially own more than 50% of our outstanding shares. After such time directors may only be removed from office for cause and only upon the affirmative vote of at least 75% of the voting power of our outstanding shares of common stock.

Amendment to Certificate of Incorporation and Bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be amended, altered, changed or repealed by a majority vote of our board of directors, provided that, in addition to any other vote otherwise required by law, after the date on which Sycamore ceases to beneficially own more than 50% of our outstanding shares, the affirmative vote of at least 75% of the voting power of our outstanding shares of common stock will be required to amend, alter, change or repeal our bylaws. Additionally, after the date on which Sycamore ceases to beneficially own more than 50% of our outstanding shares, the affirmative vote of at least 75% of the voting power of the outstanding shares of capital stock entitled to vote on the adoption, alteration, amendment or repeal of our certificate of incorporation, voting as a single class, will be required to amend or repeal or to adopt any provision inconsistent with specified provisions of our certificate of incorporation. This requirement of a supermajority vote to approve amendments to our certificate of incorporation and bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.

Delaware Anti-Takeover Statute

Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a period of three years from the time such person acquired 15% or more of the corporation’s voting stock, unless: (1) our board of directors approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder; (2) the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans); or (3) the merger transaction is approved by our board of directors and by the affirmative vote at a meeting, not by written consent, of stockholders of 2/3 of the holders of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law.

While we have elected in our certificate of incorporation to opt out of Section 203 of the DGCL, our certificate of incorporation contains provisions that have the same effect as Section 203 of the DGCL, except that they provide that investment funds affiliated with Sycamore will not be deemed to be an “interested stockholder” and accordingly will not be subject to such restrictions.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock.

Sale of Restricted Shares

Upon completion of this offering, we will have                  shares of common stock outstanding. Of these shares of common stock, the                  shares of common stock being sold by the selling stockholders in this offering (including any shares sold by the selling stockholders upon exercise of the underwriters’ option to purchase additional shares), will be freely tradable without restriction under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining                  shares of common stock held by our existing stockholders upon completion of this offering will be “restricted securities,” as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and 701 under the Securities Act, which rules are summarized below. These remaining shares of common stock held by our existing stockholders upon completion of this offering will be available for sale in the public market after the expiration of the lock-up agreements described in “Underwriting,” taking into account the provisions of Rules 144 and 701 under the Securities Act.

Rule 144

In general, under Rule 144, as currently in effect, a person who is not deemed to be our affiliate for purposes of Rule 144 or to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares of common stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares of common stock without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares of common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares of common stock without complying with any of the requirements of Rule 144. In general, six months after the effective date of the registration statement of which this prospectus forms a part, under Rule 144, as currently in effect, our affiliates or persons selling shares of common stock on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares of common stock that does not exceed the greater of (1) 1% of the number of shares of common stock then outstanding and (2) the average weekly trading volume of the shares of common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 by our affiliates or persons selling shares of common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who acquired shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

10b5-1 Plans

Prior to or after the completion of the offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Lock-Up Agreements

We, each of our officers and directors and the selling stockholders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for, or that represent the right to receive, shares of common stock during the period from the date of the underwriting agreement to be executed by us in connection with this offering continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of                 . See “Underwriting.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. holder (as defined below) that purchases shares of our common stock in this offering.

This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, possibly with retroactive effect, will not alter significantly the tax considerations that we describe in this summary. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service, which we refer to as the IRS, with respect to statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This summary does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not address the Medicare tax on certain investment income, the alternative minimum tax, the rules regarding qualified small business stock under Section 1202 of the Code, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties or any federal taxes other than U.S. federal income taxes. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities or foreign currencies;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	“qualified foreign pension funds” (within the meaning of Section 897(1)(2) of the Code and entities, all of the interests of which are held by qualified foreign pension funds);

•	tax-qualified retirement plans;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	persons that own, or have owned, actually or constructively, more than 5% of our common stock;

•	persons holding our indebtedness, some or all of which is repaid with proceeds from this offering; and

•	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein.

Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary applies only to a non-U.S. holder that holds our common stock as a capital asset within the meaning of Section 1221 of the Code (generally property held for investment).

If you are considering the purchase of our common stock, you should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax law or under the laws of any other taxing jurisdiction.

Non-U.S. Holder Defined

For purposes of this summary, a “non-U.S. holder” means a beneficial owner of our common stock that is not for U.S. federal income tax purposes a partnership or any of the following:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (as defined under the Code), which we refer to as “U.S. persons,” who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership holding our common stock, then you should consult your own tax advisor.

Dividends

As discussed under the section entitled “Dividend Policy” above, we do not currently anticipate paying dividends. In the event that we do make a distribution of cash or property (other than certain stock distributions) with respect to our common stock (or certain redemptions that are treated as distributions with respect to our common stock), any such distributions will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of such share of common stock, which is subject to tax as described below under the heading “—Gain on Disposition of Common Stock.” Your adjusted tax basis is generally the purchase price of such shares, reduced by the amount of any such tax-free returns of capital.

Subject to backup withholding requirements, the withholding requirements under FATCA (as defined below) and the treatment of effectively connected dividends, each of which is discussed below, dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you wish to claim the benefit of an applicable treaty rate to avoid or reduce withholding of U.S. federal income tax for dividends, then you must provide the withholding agent with a properly completed IRS Form W-8BEN or IRS form W-8BEN-E (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for such treaty benefits. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders that do not timely provide the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Dividends that are effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are generally attributable to a United States permanent establishment or fixed base maintained by you within the United States are subject to U.S. federal income tax on a net income basis at the rates and in the manner generally applicable to U.S. persons. Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI (or other applicable or successor form) certifying eligibility for exemption. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

Subject to the discussions below regarding FATCA and backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

•

the gain (1) is effectively connected with a trade or business you conduct in the United States, and, (2) in cases in which certain tax treaties apply, is attributable to a United States permanent establishment or fixed base maintained by you in the United States (in which case the special rules described below apply);

•

if you are an individual, you are present in the United States for 183 days or more in the taxable year of the sale or other taxable disposition and certain other requirements are met (in which case the gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by U.S.-source capital losses, even though the individual is not considered a resident of the United States, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses); or

•	we are or have been during a specified testing period a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes, and certain other conditions are met.

We believe that we have not been and are not, and we do not anticipate becoming, a “United States real property holding corporation” for U.S. federal income tax purposes. In general, we would be a USRPHC if the value of our interests in U.S. real property comprised at least half of the value of our business assets and our U.S. and non-U.S. real property interests. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our U.S. real property interests relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the non-U.S. holder’s holding period. If we were to become a USRPHC and our common stock were not considered to be “regularly traded” on an established securities market during the calendar year in which the relevant disposition by a non-U.S. holder occurs, such non-U.S. holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a sale or other taxable disposition of our common stock and a 15% withholding tax would apply to the gross proceeds from such disposition.

If any gain from the sale, exchange or other taxable disposition of our common stock, (1) is effectively connected with a U.S. trade or business conducted by a non-U.S. holder and (2) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment or a fixed base maintained by such non-U.S. holder in the United States, then the gain generally will be subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If the non-U.S. holder is a corporation, under certain circumstances, that portion of its earnings and profits that is effectively connected with its U.S. trade or business, subject to certain adjustments, generally would be subject to a “branch profits tax.” The branch profits tax rate is equal to 30%, as adjusted for certain items, although an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence might provide for a lower rate.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident.

In addition, you may be subject to information reporting requirements and backup withholding tax (currently at a rate of 24%) with respect to dividends paid on, and the proceeds from the disposition of, shares of our common stock, unless, generally, you certify under penalties of perjury on IRS Form W-8BEN, IRS Form W-8BEN-E or another appropriate version of IRS Form W-8 that you are not a U.S. person or you otherwise establish an exemption. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

FATCA

The Foreign Account Tax Compliance Act and the rules and regulations promulgated thereunder, or collectively, “FATCA,” impose withholding tax at a rate of 30% on dividends on our common stock paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on our common stock paid to a “non-financial foreign entity” (as specially defined for purposes of these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. Additionally, although FATCA withholding may also apply to gross proceeds of a disposition of our common stock, proposed regulations, which taxpayers are permitted to rely on until final regulations are issued, eliminate withholding on such gross proceeds. The withholding provisions under FATCA generally apply to dividends on our common stock. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their tax advisors regarding the possible implications of FATCA on their investment in our common stock. THE

SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

Morgan Stanley & Co. LLC, BofA Securities, Inc. and Goldman Sachs & Co. LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Morgan Stanley & Co. LLC
BofA Securities, Inc.
Goldman Sachs & Co. LLC
Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares from us and the selling stockholders.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $                 and are payable by us.

Option to Purchase Additional Shares

We and the selling stockholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                  additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase from us and the selling stockholders a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares

At our request, the underwriters have reserved for sale, at the initial public offering price, up to                  of the shares offered by this prospectus for sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

We, the selling stockholders, our executive officers and directors and certain of our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock; or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. Subject to certain exceptions, it also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Listing

We expect the shares to be approved for listing on the NYSE under the symbol “CURV.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our Company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future net sales;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE , in the over-the-counter market or otherwise.

Neither we, the selling stockholders nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Certain of the underwriters or their affiliates are agents, lenders and arrangers under the ABL Facility.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each an “EEA State”), no shares have been offered or will be offered pursuant to the offering to the public in that EEA State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that EEA State or, where appropriate, approved in another EEA State and notified to the competent authority in that EEA State, all in accordance with the EU Prospectus Regulation, except that it may make an offer to the public in that EEA State of any shares at any time under the following exemptions under the EU Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the EU Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the EU Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation, provided that no such offer of the shares shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any EEA State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “EU (Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

In relation to the United Kingdom, no shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in accordance with the UK Prospectus Regulation, except that it may make an offer to the public in the United Kingdom of any shares at any time under the following exemptions under the UK Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the UK Prospectus Regulation, provided that no such offer of the shares shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

In the United Kingdom, the offering is only addressed to, and is directed only at, “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation, who are also (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (ii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons being referred to as “relevant persons”). This prospectus must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will be engaged in only with relevant persons.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offering and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means the UK version of Regulation (EU) No 2017/1129 as amended by The Prospectus (Amendment etc.) (EU Exit) Regulations 2019, which is part of UK law by virtue of the European Union (Withdrawal) Act 2018.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in

Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares of our common stock, we have determined, and hereby notify, all relevant persons (as defined in Section 309A(1) of the SFA), that shares of our common stock are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration

Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP, New York, New York. Kirkland & Ellis LLP represents entities affiliated with Sycamore in connection with legal matters. Certain legal matters will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The financial statements for Torrid Holdings Inc. as of February 1, 2020 and January 30, 2021 and for the year ended January 30, 2021 included in this prospectus has been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements for Torrid Parent Inc. as of February 1, 2020 and January 30, 2021 and for each of the three years in the period ended January 30, 2021 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits, contains additional relevant information about us and our common stock. The rules and regulations of the SEC allow us to omit from this document certain information included in the registration statement.

The SEC maintains a website that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that website is http://www.sec.gov. This reference to the SEC’s website is an inactive textual reference only and is not a hyperlink.

Upon completion of this offering, we will become subject to the reporting, proxy and information requirements of the Exchange Act, and as a result will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to above, as well as on our website, www.torrid.com. This reference to our website is an inactive textual reference only and is not a hyperlink. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

We intend to furnish our stockholders with annual reports containing audited financial statements and make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Torrid Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Torrid Holdings Inc. (the “Company”) as of January 30, 2021 and February 1, 2020, and the related statements of operations, of stockholder’s deficit and of cash flows for the year ended January 30, 2021, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 30, 2021 and February 1, 2020, and the results of its operations and its cash flows for the year ended January 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Los Angeles, California

April 9, 2021

We have served as the Company’s auditor since 2020.

TORRID HOLDINGS INC.

BALANCE SHEETS

	February 1, 2020	January 30, 2021
Assets
Current assets:
Cash and cash equivalents	$—	$10

Total assets	$—	$10

Liabilities
Current liabilities:
Due to related parties	$—	$5,000

Total liabilities	$—	$5,000

Commitments and contingencies (Note 6)

Stockholder’s deficit
Common shares: $0.01 par value; 1,000 shares authorized; 0 shares issued and outstanding at February 1, 2020; 1,000 shares issued and outstanding at January 30, 2021	$—	$10
Accumulated deficit	—	(5,000)

Total stockholder’s deficit	—	(4,990)

Total liabilities and stockholder’s deficit	$—	$10

The accompanying notes are an integral part of these financial statements.

TORRID HOLDINGS INC.

STATEMENT OF OPERATIONS

Fiscal Year Ended January 30, 2021
Selling, general and administrative expenses	$5,000

Loss from operations	(5,000)

Provision for income taxes	—

Net loss	$(5,000)

Net loss per share:
Basic and diluted	$(5)
Weighted average number of shares:
Basic and diluted	1,000

The accompanying notes are an integral part of these financial statements.

TORRID HOLDINGS INC.

STATEMENT OF STOCKHOLDER’S DEFICIT

	Shares	Amount	Accumulated Deficit	Total Stockholder’s Deficit
Balance at February 1, 2020	—	$—	$—	$—
Issuance of common shares	1,000	10	—	10
Net loss	—	—	(5,000)	(5,000)

Balance at January 30, 2021	1,000	$10	$(5,000)	$(4,990)

The accompanying notes are an integral part of these financial statements.

TORRID HOLDINGS INC.

STATEMENT OF CASH FLOWS

Fiscal Year Ended January 30, 2021
OPERATING ACTIVITIES
Net loss	$(5,000)
Changes in operating liabilities
Due to related parties	5,000

Net cash provided by operating activities	—

INVESTING ACTIVITIES
Net cash provided by investing activities	—

FINANCING ACTIVITIES
Issuance of common shares	10

Net cash provided by financing activities	10

Increase in cash and cash equivalents	10

Cash and cash equivalents at beginning of period	—

Cash and cash equivalents at end of period	$10

The accompanying notes are an integral part of these financial statements.

TORRID HOLDINGS INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Basis of Presentation

Torrid Holdings Inc. is a Delaware corporation formed on October 29, 2019 and capitalized on February 20, 2020. Torrid Holdings Inc. is a wholly owned subsidiary of Torrid Holding LLC, which is majority-owned by investment funds managed by Sycamore Partners Management, L.P. Pursuant to a reorganization into a holding company structure whereby Torrid Holding LLC will contribute its issued and outstanding equity interests in Torrid Parent Inc. and its related party promissory notes due to Torrid Parent Inc. to Torrid Holdings Inc., Torrid Holdings Inc. will be a holding company and its principal asset will be a controlling equity interest in Torrid Parent Inc. As the sole shareholder of Torrid Parent Inc., Torrid Holdings Inc. will operate and control all of the business and affairs of Torrid Parent Inc., and through Torrid Parent Inc. and its subsidiaries, conduct its business.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Statements of operations, changes in stockholder’s deficit and cash flows have not been presented for any period prior to February 1, 2020 because Torrid Holdings Inc. did not engage in any business or other activities during this period, except in connection with its formation.

The financial statements of Torrid Holdings Inc. have been prepared on the basis that it is able to continue as a going concern. Torrid Holdings Inc. was established with nominal working capital. To the extent it requires funds to operate the business, Torrid Holding LLC has provided a letter of support that unconditionally and irrevocably commits to funding the liabilities of Torrid Holdings Inc. as and when needed for capital needs up to a maximum of $25,000. Torrid Holdings Inc. believes it is probable that its plans will be effectively implemented within one year from the date the financial statements are issued and when implemented will mitigate the relevant conditions or events that raise substantial doubt about Torrid Holdings Inc.’s ability to continue as a going concern.

Fiscal Year

Torrid Holdings Inc.’s fiscal year ends on the Saturday nearest to January 31 and each fiscal year is generally comprised of four 13-week quarters (although in years with 53 weeks, the fourth quarter is comprised of 14 weeks). Fiscal years are identified according to the calendar year in which they begin. For example, fiscal year 2020 refers to the fiscal year ended January 30, 2021.

Note 2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Torrid Holdings Inc. considers all highly liquid investments with maturities of less than three months when purchased to be cash equivalents. All cash and cash equivalents as of January 30, 2021 was cash on hand held in deposit, and is carried at fair value, which approximates carrying value.

Note 3. Stockholder’s Deficit

Torrid Holdings Inc. was formed on October 29, 2019 and is authorized to issue 1,000 shares of common stock at $0.01 par value. Torrid Holdings Inc. had 1,000 shares of common stock issued and outstanding as of January 30, 2021.

Note 4. Related Party Transactions

During fiscal year 2020, certain expenses were paid by a related party on behalf of Torrid Parent Inc.

Note 5. Income Taxes

Torrid Holdings Inc. generated a net operating loss (“NOL”) for the fiscal year 2020 and as a result, no provision for or benefit from income taxes was recognized in the statement of operations. NOLs may be carried forward indefinitely and represent a deferred tax asset. A valuation allowance has been established for the NOL carryforward as its use is dependent on the generation of sufficient future taxable income to realize the future benefit, which is not more likely than not as of the end of fiscal year 2020.

Our deferred tax assets are as follows:

	February 1, 2020		January 30, 2021
Net operating loss carryforward		$—	$5,000
Valuation allowance		—	(5,000)

Net deferred tax assets	$		$—

A reconciliation of the effective income tax rate to the statutory tax rate is as follows:

Fiscal Year Ended January 30, 2021
Statutory federal rate	21.0%
Valuation allowance	(21.0%)

Effective income tax rate	0.0%

Note 6. Commitments and Contingencies

Other than the reorganization described in Note 1, Torrid Holdings Inc. has no commitments or contingencies.

Note 7. Subsequent Events

Subsequent events were evaluated through April 9, 2021, the date that these financial statements were available to be issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Torrid Parent Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Torrid Parent Inc. and its subsidiaries (the “Company”) as of January 30, 2021 and February 1, 2020, and the related consolidated statements of operations and comprehensive income, of stockholder’s equity (deficit) and of cash flows for each of the three years in the period ended January 30, 2021, including the related notes and financial statement schedule listed in the accompanying index as of January 30, 2021 and February 1, 2020 and for the years then ended (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 30, 2021 and February 1, 2020, and the results of its operations and its cash flows for each of the three years in the period ended January 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Changes in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in fiscal 2019 and the manner in which it accounts for revenue from contracts with customers in fiscal 2018.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California

April 9, 2021

We have served as the Company’s auditor since 2015.

TORRID PARENT INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	February 1, 2020	January 30, 2021
Assets
Current assets:
Cash and cash equivalents	$28,804	$122,953
Restricted cash	195	262
Inventory	119,705	105,843
Prepaid expenses and other current assets	15,309	13,085

Total current assets	164,013	242,143

Property and equipment, net	169,445	143,256
Operating lease right-of-use assets	287,413	244,711
Deposits and other noncurrent assets	2,903	3,560
Deferred tax assets	3,814	6,139
Intangible asset	8,400	8,400

Total assets	$635,988	$648,209

Liabilities and stockholder’s deficit
Current liabilities:
Accounts payable	$35,946	$70,853
Accrued and other current liabilities	92,953	110,361
Operating lease liabilities	38,396	50,998
Current portion of term loan	9,030	11,506
Due to related parties	8,316	8,055
Income taxes payable	1,942	9,336

Total current liabilities	186,583	261,109

Noncurrent operating lease liabilities	295,868	246,458
Term loan	240,393	193,406
Deferred compensation	5,215	6,531
Lease incentives and other noncurrent liabilities	3,427	3,873

Total liabilities	731,486	711,377

Commitments and contingencies (Note 16)

Stockholder’s deficit:
Common shares: $0.01 par value; 1,000 shares authorized; 1,000 shares issued and outstanding at February 1, 2020 and January 30, 2021	—	—
Additional paid-in capital	2,535	10,326
Accumulated deficit	(98,023)	(73,486)
Accumulated other comprehensive loss	(10)	(8)

Total stockholder’s deficit	(95,498)	(63,168)

Total liabilities and stockholder’s deficit	$635,988	$648,209

The accompanying notes are an integral part of these consolidated financial statements.

TORRID PARENT INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In thousands, except share data)

	Fiscal Year Ended
	February 2, 2019	February 1, 2020	January 30, 2021
Net sales	$909,147	$1,036,984	$973,514
Cost of goods sold	586,121	640,909	643,215

Gross profit	323,026	396,075	330,299
Selling, general and administrative expenses	170,530	253,378	222,093
Marketing expenses	48,774	65,704	51,382

Income from operations	103,722	76,993	56,824
Interest expense	1,053	16,493	21,338
Interest income net of other (income) expense	(85)	(202)	(42)

Income before provision for income taxes	102,754	60,702	35,528
Provision for income taxes	16,042	18,833	10,991

Net income	$86,712	$41,869	$24,537

Comprehensive income:
Net income	$86,712	$41,869	$24,537

Other comprehensive (loss) income:
Foreign currency translation adjustment	(134)	(29)	2

Total other comprehensive (loss) income	(134)	(29)	2

Comprehensive income	$86,578	$41,840	$24,539

Net earnings per share:
Basic and diluted	$87	$42	$25
Weighted average number of shares:
Basic and diluted	1,000	1,000	1,000

The accompanying notes are an integral part of these consolidated financial statements.

TORRID PARENT INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY (DEFICIT)

(In thousands, except share data)

	Common Shares		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholder’s Equity (Deficit)
	Shares	Amount
Balance at February 3, 2018	1,000	$10	$365,278	$(227,613)	$153	$137,818
Impact of adoption of ASC 606, net of tax	—	—	—	1,009	—	1,009
Net income	—	—	—	86,712	—	86,712
Capital distribution to Torrid Holding LLC for incentive units	—	—	(38,308)	—	—	(38,308)
Capital distribution to Torrid Holding LLC, net of contribution	—	—	(60,675)	—	—	(60,675)
Other comprehensive loss	—	—	—	—	(134)	(134)

Balance at February 2, 2019	1,000	10	266,295	(139,892)	19	126,422
Net income	—	—	—	41,869	—	41,869
Related party IT asset purchase, net of tax	—	—	(19,336)	—	—	(19,336)
Capital contribution from Torrid Holding LLC for incentive units	—	—	11,993	—	—	11,993
Capital distribution to Torrid Holding LLC			(256,417)	—	—	(256,417)
Other comprehensive loss	—	—	—	—	(29)	(29)

Balance at February 1, 2020	1,000	10	2,535	(98,023)	(10)	(95,498)
Net income	—	—	—	24,537	—	24,537
Capital contribution from Torrid Holding LLC for incentive units	—	—	7,791	—	—	7,791
Other comprehensive income	—	—	—	—	2	2

Balance at January 30, 2021	1,000	$10	$10,326	$(73,486)	$(8)	$(63,168)

The accompanying notes are an integral part of these consolidated financial statements.

TORRID PARENT INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Fiscal Year Ended
	February 2, 2019	February 1, 2020	January 30, 2021
OPERATING ACTIVITIES
Net income	$86,712	$41,869	$24,537
Adjustments to reconcile net income to net cash provided by operating activities:
Write down of inventory	8,079	3,828	6,099
Operating right-of-use assets amortization	—	40,427	40,316
Depreciation and other amortization	26,977	31,173	34,579
Share-based compensation	(38,308)	11,993	7,791
Deferred taxes	3,361	(4,661)	(2,325)
Other	679	(1,031)	(1,226)
Changes in operating assets and liabilities:
Inventory	9,689	(17,405)	7,880
Prepaid expenses and other current assets	1,808	5,200	2,594
Deposits and other noncurrent assets	(1,297)	(522)	(749)
Accounts payable	4,541	5,314	37,849
Accrued and other current liabilities	8,128	28,009	19,748
Operating lease liabilities	—	(41,651)	(33,895)
Lease incentives and other noncurrent liabilities	2,912	(45)	544
Deferred compensation	298	1,064	1,316
Due to related parties	1,666	(4,435)	(631)
Income taxes payable	(153)	(37)	7,394

Net cash provided by operating activities	115,092	99,090	151,821

INVESTING ACTIVITIES
Purchases of property and equipment	(40,507)	(26,333)	(11,570)
Purchase of Hot Topic IT assets	—	(29,548)	—
Deficit of insurance proceeds received for damage to property and equipment	—	(239)	—

Net cash used in investing activities	(40,507)	(56,120)	(11,570)

FINANCING ACTIVITIES
Principal payments on related party promissory note	(15,311)	—	—
Proceeds from revolving credit facility	182,495	103,120	50,700
Payments on revolving credit facility	(179,350)	(118,600)	(50,700)
Proceeds from term loan, net of original issue discount and deferred financing costs	—	252,462	(525)
Principal payments on term loan	—	(3,900)	(45,400)
Capital distribution to Torrid Holding LLC, net of contribution	(60,675)	(256,417)	—

Net cash used in financing activities	(72,841)	(23,335)	(45,925)

Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	(63)	(11)	(110)

Increase in cash, cash equivalents and restricted cash	1,681	19,624	94,216
Cash, cash equivalents and restricted cash at beginning of period	7,694	9,375	28,999

Cash, cash equivalents and restricted cash at end of period	$9,375	$28,999	$123,215

SUPPLEMENTAL INFORMATION
Cash paid during the period for interest related to the revolving credit facility and term loan	$851	$10,607	$21,258

Cash paid during the period for income taxes	$8,088	$22,413	$3,921

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Property and equipment purchases included in accounts payable and accrued liabilities	$3,719	$5,580	$1,238

Related party promisorry note receivable in exchange for HT Intermediate Holdings Corp. preferred stock	$—	$214,628	$—

The accompanying notes are an integral part of these consolidated financial statements.

TORRID PARENT INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Basis of Presentation and Description of the Business

Corporate Structure

Torrid Parent Inc. is a Delaware corporation formed on June 4, 2019. Torrid Parent Inc. is a wholly owned subsidiary of Torrid Holding LLC, or parent, which is majority-owned by investment funds managed by Sycamore Partners Management, L.P. (“Sycamore”). Torrid Intermediate LLC, formerly known as Torrid Inc., is a Delaware limited liability company formed on June 18, 2019 and a wholly owned subsidiary of Torrid Parent Inc. Torrid LLC is a wholly owned subsidiary of Torrid Intermediate LLC.

Sale of Torrid LLC’s Issued and Outstanding Equity Interests to Torrid Inc.

On May 1, 2015, Hot Topic Inc. (“Hot Topic”), an entity under the common control of Sycamore, entered into a contribution agreement pursuant to which Hot Topic contributed all of the existing assets and liabilities related to its former business (that operated under the name ‘Torrid’) to a newly-formed, separate and wholly-owned subsidiary of Hot Topic, Torrid LLC. Immediately thereafter, on May 1, 2015, Hot Topic entered into a purchase agreement with Torrid Inc., pursuant to which Hot Topic sold all of its issued and outstanding equity interests in Torrid LLC to Torrid Inc. for cash consideration of $55.0 million. This acquisition was accounted for in accordance with subsections of Accounting Standards Codification (“ASC”) 805-50, Business Combinations (“ASC 805-50”), related to transactions between entities under common control. In connection with the separation and purchase transaction, we entered into a transition services agreement with Hot Topic. This transition services agreement and subsequent amendments are further discussed in “Note 11—Related Party Transactions.” This transaction is referred to herein as the “Separation.”

Contribution of Torrid Inc.’s Issued and Outstanding Equity Interests to Torrid Parent Inc.

On June 14, 2019, before Torrid Inc. became Torrid Intermediate LLC, Torrid Holding LLC, Torrid Inc.’s then-parent, entered into a contribution agreement (“Contribution Agreement”) with Torrid Parent Inc. Pursuant to the Contribution Agreement, Torrid Holding LLC contributed, assigned, transferred and delivered its issued and outstanding equity interests in Torrid Inc. to Torrid Parent Inc. As a result, Torrid Inc. ceased to be a wholly owned subsidiary of Torrid Holding LLC and became a wholly owned subsidiary of Torrid Parent Inc. We accounted for the Contribution Agreement in accordance with ASC 805-50. Consequently, we recorded the equity interests of Torrid Inc. contributed by Torrid Holding LLC to Torrid Parent Inc. at its historical carrying amounts. The contribution of Torrid Inc.’s issued and outstanding equity interests to Torrid Parent Inc. resulted in an increase in the number of shares outstanding from one to 1,000. Stockholder’s deficit is retrospectively presented for all periods using the capital structure of Torrid Parent Inc.

Conversion of Torrid Inc. to a Limited Liability Company

On June 18, 2019, Torrid Inc. was converted from a corporation into a limited liability company called Torrid Intermediate LLC.

Throughout these financial statements, with the exception of references to Hot Topic’s former business, the terms “Torrid,” “we,” “us,” “our,” the “Company” and similar references refer to Torrid Inc. and its consolidated subsidiaries for the periods prior to the formation of Torrid Parent Inc. on June 4, 2019, and refer to Torrid Parent Inc. and its consolidated subsidiaries for the periods on and after the formation of Torrid Parent Inc.

Fiscal Year

Our fiscal year ends on the Saturday nearest to January 31 and each fiscal year is generally comprised of four 13-week quarters (although in years with 53 weeks, the fourth quarter is comprised of 14 weeks). Fiscal years 2018, 2019 and 2020 are 52-week years. Fiscal years are identified according to the calendar year in which they begin. For example, references to “fiscal year 2020” or similar references refer to the fiscal year ended January 30, 2021.

Description of Business

We are a direct-to-consumer brand of apparel, intimates and accessories targeting the 25- to 40-year old woman who is curvy and wears sizes 10 to 30. We generate revenues primarily through our e-Commerce platform www.torrid.com and our stores in the United States of America, Puerto Rico and Canada.

COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic, which continues to spread throughout the United States and globally. The COVID-19 health crisis poses significant and widespread risks to our business as well as to the business environment and the markets in which we operate. In response to the public health crisis posed by COVID-19, individual states across the United States, including California where our headquarters are located, imposed a variety of regulatory restrictions including stay-at-home requirements. Consequently, we temporarily closed our headquarters and all retail store locations on March 17, 2020. On May 15, 2020, we began to reopen our retail store locations in phases. As of August 1, 2020, all of our retail store locations impacted by COVID-19 had reopened subject to local and state restrictions including limited hours and curbside order pick-up for certain locations. While our retail store locations were closed, we continued to serve customers virtually through our Torrid app and online at www.torrid.com. Our business operations, including net sales, were substantially affected by COVID-19 and there is continued uncertainty regarding the manner and timing in which we can return some or all of our business to more normal business operations. In addition to our planned closures and reopenings, we have had to unexpectedly close some of our physical locations for brief periods of time in response to COVID-19 exposures. We may face new closure requirements with respect to some or all of our physical locations for prolonged periods of time due to, among other factors, evolving federal, state and local restrictions and shelter-in-place orders. Even though we have reopened our physical locations, changes in consumer behavior and health concerns may continue to impact customer traffic at our retail locations and may make it more difficult for us to staff these locations. As a result of these developments, we experienced an unfavorable impact on our sales, results of operations and cash flows in fiscal year 2020.

In response to the impact of COVID-19, in March 2020, we began to implement a number of precautionary measures to minimize cash outlays, some of which have since been lifted. These precautionary measures include managing workforce costs, delaying planned capital expenditures, including store openings, minimizing discretionary expenses and deferring lease payments while we negotiate concessions for certain of our retail locations. Please refer to “Note 9 – Leases” for further discussion regarding these lease concessions.

We have historically relied on cash flows from operations as well as borrowings under credit facilities as primary sources of liquidity. Our borrowings under the Amended Term Loan Credit Agreement (as defined in “Note 12—Debt Financing Arrangements”) are subject to a financial covenant based upon our Total Net Leverage Ratio (as defined in “Note 12—Debt Financing Arrangements”) with a maximum ratio of 2.50 for the quarter ended January 30, 2021, 2.35 for the quarter ending May 1, 2021, 2.10 for the quarters ending July 31, 2021 and October 30, 2021 and 1.85 for all quarters thereafter. As of January 30, 2021, we were compliant with this financial covenant. We believe expected net income plus interest expense, interest income, net of other (income) expense, provision for income taxes, and depreciation and amortization (“EBITDA”) from operations combined with a letter of support from a beneficial shareholder (further discussed in “Note 11—Related Party Transactions”) will be sufficient to meet all of our financial covenants in the Amended Term Loan Credit Agreement (as defined in “Note 12—Debt Financing Arrangements”) through April 2022 (approximately twelve months from the date these financial statements were available to be issued) as long as we are able to generate sufficient EBITDA from operations assumed in our forecast.

As of January 30, 2021, our existing cash and cash equivalents on-hand were $123.0 million and our availability under the Existing ABL Facility, as amended (as defined in “Note 12—Debt Financing Arrangements”), was $65.5 million, which reflects no borrowings.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law, and has resulted in significant changes to the U.S. federal corporate tax law. The CARES Act provides numerous tax provisions and other stimulus measures, including temporary changes regarding the prior and future utilization of net operating losses, temporary changes to the prior and future limitations on interest deductions, temporary suspension of certain payment requirements for the employer portion of Social Security taxes, technical corrections from prior tax legislation for tax depreciation of certain qualified improvement property, and the creation of certain refundable employee retention credits. Additionally, several state and foreign jurisdictions have enacted additional legislation to comply with federal changes. On December 27, 2020, the Consolidated Appropriations Act (“CAA”) was enacted in further response to the COVID-19 pandemic. The CAA, among other things, revises certain tax measures enacted under the CARES Act, such as the deductibility of payroll tax credits, charitable contributions for corporate taxpayers, certain meals and entertainment expenses paid or incurred in calendar years 2021 and 2022, and employment retention credit claims. On March 11, 2021, subsequent to the end of fiscal year 2020, the American Rescue Plan Act (“ARPA”) was signed into law with additional funding for COVID-19 pandemic relief. The ARPA includes the expansion of employment retention credit claims and other pandemic funding provisions. We have considered the applicable CARES Act and CAA tax law changes in our tax provision for the year ended January 30, 2021, and continue to evaluate the impact of these and the ARPA tax law changes on future periods.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying audited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The consolidated financial statements include our accounts and those of our wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Segment Reporting

We have determined that we have one reportable segment, which includes the operation of our e-Commerce platform and stores. The single segment was identified based on how the Chief Operating Decision Maker, who we have determined to be our Chief Executive Officer, manages and evaluates performance and allocates resources. Revenues and long-lived assets related to our operations in Canada and Puerto Rico during fiscal years 2018, 2019 and 2020 and as of the end of the same periods were not material, and therefore, are not reported separately from domestic revenues and long-lived assets.

Use of Estimates

We are required to make certain estimates and assumptions in order to prepare consolidated financial statements in conformity with GAAP. Such estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities in the consolidated financial statements and accompanying notes. Our most significant estimates include, but are not limited to, the valuation of inventory balances, the determination of sales returns, the assessments related to the valuation of long-lived assets for impairment, the determination of incremental borrowing rates used to value our operating lease liabilities, estimates related to our loyalty program, the recoverability of deferred taxes, the determination of uncertain tax positions, the valuation of incentive units and the determination of gift card breakage. The estimation process required to prepare our consolidated financial statements requires assumptions to be made about future events and conditions, and as such, is inherently subjective and uncertain. Our actual results could differ materially from those estimates.

Concentration Risks

We consider all highly liquid investments with maturities of less than three months when purchased to be cash equivalents. All credit and debit card receivable balances are also classified as cash and cash equivalents. As of the end of fiscal years 2019 and 2020, the amounts due from third party financial institutions for these transactions classified as cash and cash equivalents totaled $7.7 million and $7.1 million, respectively. Cash and cash equivalents used primarily for working capital purposes are maintained with various major third party financial institutions in amounts which are in excess of the Federal Deposit Insurance Corporation (“FDIC”) insurance limits. We are potentially exposed to a concentration of credit risk when cash and cash equivalent deposits in these financial institutions are in excess of FDIC limits. We consider the credit risk associated with these financial instruments to be minimal as cash and cash equivalents are held by financial institutions with high credit ratings and we have not historically sustained any credit losses associated with our cash and cash equivalents balances.

In addition, no one supplier accounted for more than 10% of total net purchases in fiscal years 2018 and 2019, and one supplier accounted for approximately 14% of total net purchases in fiscal year 2020.

Fair Value of Financial Instruments

We carry certain of our assets and liabilities at fair value in accordance with GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We consider carrying amounts of cash and cash equivalents and accounts payable to approximate fair value because of the short maturity of these financial instruments. We consider the carrying amounts of the Existing ABL Facility, as amended, (as defined in “Note 12—Debt Financing Arrangements”) and the Amended Term Loan Credit Agreement (as defined in “Note 12—Debt Financing Arrangements”) to approximate fair value because of the variable interest rates of the facility and the term loan. See “Note 18—Fair Value Measurements” for more details about how we determine the fair value of our financial instruments.

Inventory

Inventory is valued at the lower of moving average cost or net realizable value. We make certain assumptions regarding net realizable value in order to assess whether our inventory is recorded properly at the lower of cost or net realizable value. These assumptions are based on historical average selling price experience, current selling price information and estimated future selling price information. Physical inventory counts are conducted at least once during the year to determine actual inventory on hand and shrinkage. We accrue our estimated inventory shrinkage for the period between the last physical count and current balance sheet date.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Major repairs and improvements are capitalized, while routine maintenance and repairs are expensed as incurred. The gross carrying amounts of property and equipment sold or retired and the related accumulated depreciation are eliminated in the year of disposal, and any resulting gains or losses are included in the consolidated statements of operations and comprehensive income. Application and development costs associated with internally developed software such as salaries of employees and payments made to third parties and consultants working on the software development are capitalized. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they constitute major enhancements. Capitalized internal-use software costs are amortized using the straight-line method over their estimated useful lives, which are generally three years.

Depreciation expense is calculated using the straight-line method over the following estimated useful lives:

Leasehold improvements	shorter of the 3- to 10-year estimated useful life or the respective lease term
Furniture, fixtures and equipment	2 to 10 years
Software and licenses	3 to 7 years

The carrying value of property and equipment is subject to assessment for potential impairment whenever events or changes in circumstances indicate that an asset’s carrying value may not be recoverable, as further described below.

Definite-Lived Assets

We assess the carrying value of long-lived assets for potential impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We group and evaluate long-lived assets for impairment at the individual store level, which is the lowest level at which individual cash flows can be identified. Factors we consider important that could trigger an impairment review of our stores or e-Commerce operations include significant underperformance relative to expected historical or projected future operating results, a significant change in the manner of the use of the asset or a significant negative industry or economic trend. If we determine the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the aforementioned factors, we test for the recoverability of the carrying value of our long-lived assets by comparing the carrying value of the asset groups to our estimated undiscounted future net cash flows attributable to the asset groups. If the carrying value of the long-lived assets is greater than the related undiscounted future net cash flows, the long-lived assets are measured for impairment. We measure the impairment by comparing the difference between the long-lived asset’s carrying value and the discounted future net cash flows attributable to the long-lived asset, which represent its fair value. We calculate the discounted future net cash flows of a store by netting future estimated sales of each store against estimated cost of goods sold, store occupancy costs and other store operating expenses such as payroll, supplies, repairs and maintenance and credit/debit card fees. Changes in these assumptions may cause the fair value to be significantly impacted. In the event future performance is lower than forecasted results, future cash flows may be lower than expected, which could result in future impairment charges. While we believe that recently opened stores will provide sufficient cash flow, material changes in financial performance could result in future store impairment charges.

Indefinite-Lived Intangible Assets

Indefinite-lived intangible assets are not amortized, but are reviewed for impairment at least annually, or more frequently when events or changes in circumstances indicate the carrying value may not be recoverable. Judgments regarding indicators of potential impairment are based on market conditions and operational performance of the business.

At the end of the third quarter of each fiscal year, we perform an impairment analysis of indefinite-lived intangible assets. We assess our indefinite-lived intangible asset for impairment using a quantitative analysis to determine whether the fair value of the asset is less than its carrying value. If we conclude, based on our assessment, that the asset’s fair value is less than its carrying value, then an impairment charge is recorded in the amount of the excess.

Implementation Costs Incurred in Cloud Computing Arrangements that are Service Contracts

Our cloud computing arrangements that are service contracts primarily consist of arrangements with third party vendors for our internal use of their software applications that they host. We defer implementation costs incurred in relation to such arrangements, including costs for software application coding, configuration, integration and customization, while associated process reengineering, training, maintenance and data conversion costs are expensed. Subsequent implementation costs are deferred only to the extent that they constitute major enhancements. The short-term portion of deferred costs are included in prepaid expenses and other current assets in the consolidated balance sheets, while the long-term portion of deferred costs are included in deposits and other noncurrent assets. Amortized implementation costs incurred in cloud computing arrangements that are service contracts are recognized in selling, general and administrative expenses in the consolidated statements of operations and comprehensive income using the straight-line method over three to five years, which generally represents the noncancellable terms of the cloud computing arrangements, plus any optional renewal periods that we are reasonably certain to exercise. Deferred implementation costs are subject to assessment for potential impairment whenever events or changes in circumstances indicate that the carrying values may not be recoverable.

Loyalty Program

On July 22, 2019, we relaunched our loyalty program, Torrid Rewards, in all our stores and on www.torrid.com. Under this program, customers accumulate points based on purchase activity and qualifying non-purchase activity and upon reaching a certain point level, customers can earn awards that may only be redeemed for merchandise. Unredeemed points typically expire after 13 months without additional purchase and qualifying non-purchase activity and unredeemed awards typically expire 45 days after issuance. We use historical redemption rates to estimate the value of future award redemptions and we recognize the estimated value of these future awards as a reduction of revenue in the consolidated statements of operations and comprehensive income in the period the points are earned by the customer. Prior to the relaunch of the Torrid Rewards loyalty program, we operated our Torrid Insider loyalty program under which customers accumulated points based on purchase activity only. As of the end of fiscal years 2019 and 2020, we had $12.0 million and $12.3 million, respectively, in accrued loyalty program included in accrued and other current liabilities in the consolidated balance sheets. We recorded $1.2 million, $3.1 million and $0.3 million as a reduction of net sales in fiscal years 2018, 2019 and 2020, respectively. Future revisions to the estimated liability may result in changes to net sales.

Self-Insurance

We are self-insured for certain losses related to medical and workers’ compensation claims although we maintain stop loss coverage with third party insurers to limit our total liability exposure. In general, our self-insurance reserves are recorded on an undiscounted basis. The estimate of our self-insurance liability involves uncertainty since we must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. When estimating our self-insurance liability, we consider a number of factors, which include historical claim experience and valuations provided by independent third party actuaries. While the ultimate amount of claims incurred is dependent on future developments, we believe recorded reserves are adequate to cover the future payment of claims. However, it is possible that recorded reserves may not be adequate to cover the future payment of claims. Adjustments, if any, to estimates recorded resulting from ultimate claim payments will be reflected in our consolidated statements of operations and comprehensive income in the periods in which such adjustments are known.

Comprehensive Income

Comprehensive income includes all changes in equity during a period except those that resulted from investments by, or distributions to, stockholders. Other comprehensive income refers to revenues, expenses, gains and losses that, under GAAP, are included in comprehensive income, but excluded from net income as these amounts are recorded directly as an adjustment to stockholder’s equity. Components of our comprehensive income include net income and foreign currency translation adjustments. Foreign currency translation adjustments in fiscal years 2018, 2019 and 2020 were not material.

Foreign Currency Translation

The functional currency for our wholly owned foreign subsidiaries included in these consolidated financial statements that are domiciled outside of the United States is the applicable local currency. Assets and liabilities of our foreign subsidiaries are translated into United States dollars at the exchange rate in effect on the balance sheet date. Revenues and expenses are translated at the average rate in effect during the period. Unrealized translation gains and losses are recorded as a cumulative translation adjustment, which is included in the consolidated statements of stockholder’s equity (deficit) as a component of accumulated other comprehensive income (loss). Adjustments that arise from exchange rate changes on transactions denominated in a currency other than the local currency are included in selling, general and administrative expenses in the consolidated statements of operations and comprehensive income as incurred.

Revenue Recognition

In the first quarter of fiscal year 2018, we adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, and related amendments (“ASC 606”), using the modified retrospective adoption method. Under the modified retrospective adoption method, our consolidated financial statements as of and for the fiscal year ended February 2, 2019 and thereafter, reflect the provisions of ASC 606.

Under ASC 606, we recognize revenue when our performance obligations under the terms of a contract or an implied arrangement with a customer are satisfied, which is when the merchandise is transferred to the customer and the customer obtains control of it. The amount of revenue we recognize reflects the total consideration we expect to receive for the merchandise, which is the transaction price. For arrangements that contain multiple performance obligations, we allocate the transaction price to each performance obligation on a relative standalone selling price basis.

At our retail store locations, we satisfy our performance obligation and recognize revenue at the point in time when a customer takes possession of the merchandise and tenders payment at the point-of-sale register. For e-Commerce sales shipped to a customer from our distribution center, or from a retail store location (ship from store), we satisfy our performance obligation and recognize revenue upon shipment, which is the point in time we believe the customer obtains control of the merchandise after payment has been tendered. Income we receive from customers for shipping and handling is recognized as a component of revenue upon shipment of merchandise to the customer. We satisfy our performance obligation and recognize revenue from e-Commerce sales shipped to a retail store location from our distribution center, or fulfilled from merchandise already located at a retail store location (buy-online-pickup-in-store), at the point in time when the customer retrieves the merchandise from within the retail store location or at a retail store curbside.

If a customer earns loyalty program points in connection with the retail store or e-Commerce sales transactions described above, then we have a remaining performance obligation and cannot recognize all the revenue. A portion of the revenue is allocated to the loyalty program points earned during the transaction. We satisfy our performance obligation and recognize revenue allocated to these loyalty program points and the resulting awards at the point in time when the awards are redeemed for merchandise, when we determine that they will not be redeemed, or when the awards and points expire.

We satisfy our performance obligation and recognize revenue from gift cards and store merchandise credits at the point in time when the customer presents the gift cards and store merchandise credits for redemption. Gift card breakage is income recognized due to the non-redemption of a portion of gift cards sold by us for which a liability was recorded in prior periods. We recognize estimated gift card breakage over time as a component of net sales in proportion to the pattern of rights exercised by the customer as reflected in actual gift card redemption patterns over the period. Our estimated gift card breakage rate is approximately 4%. While customer redemption patterns result in estimated gift card breakage, changes in our customers’ behavior could impact the amount that ultimately is unused and could affect the amount recognized as a component of net sales. During fiscal years 2018, 2019 and 2020, we recognized $0.8 million, $1.1 million and $0.9 million, respectively, of estimated gift card breakage as a component of net sales.

We are required to estimate certain amounts included in a contract or an implied arrangement with a customer which add variability to the transaction price. Under certain conditions, we are obligated to accept customer returns for most of our merchandise. Sales returns reduce the revenue we expect to receive for merchandise and therefore add variability to the transaction price. Based on historical return pattern experience, we reasonably estimate the amount of merchandise expected to be returned and exclude it from revenue. Similarly, losses we bear arising from uncollectible customer credit card payments are recorded as a reduction of revenue as they reduce the revenue we expect to receive for the merchandise.

We recognize a contract liability when we receive consideration from a customer before our performance obligations under the terms of a contract or an implied arrangement with the customer are satisfied. Consequently, we consider our remaining performance obligations to be representative of our contract liability, most of which is not expected to last for more than one year and has therefore been classified as current. Our contract liability balances increase as gift cards and store merchandise credits are purchased and received by the customer; and as loyalty points are earned based on purchase activity. Contract liability balances decrease as gift cards and store merchandise credits are redeemed for merchandise or when we determine that they will not be redeemed; as loyalty points expire or when we determine that they will not be converted into a loyalty award; and as loyalty awards are redeemed for merchandise or expire.

Sales taxes collected from customers and remitted directly to governmental authorities are not considered revenue and are excluded from the transaction price.

Cost of Goods Sold

Cost of goods sold includes: merchandise costs; freight; inventory shrinkage; payroll expenses associated with the merchandising and distribution departments; distribution center expenses, including rent, common area maintenance (“CAM”) charges, real estate taxes, depreciation, utilities, supplies and maintenance; and store occupancy expenses, including rents, CAM charges, heating, ventilation and air conditioning (“HVAC”) charges, real estate taxes and depreciation.

Vendor Allowances

We receive certain allowances from our vendors primarily related to damaged merchandise, markdowns and pricing. Allowances received from vendors related to damaged merchandise and pricing are reflected as a reduction of inventory in the period they are received and allocated to cost of goods sold during the period in which the items are sold. Markdown allowances received from vendors are reflected as reductions to cost of goods sold in the period they are received if the goods have been sold or marked down, or as a reduction of inventory if the goods have not yet been sold. During fiscal years 2018, 2019 and 2020, we received vendor allowances of $3.5 million, $3.2 million and $2.8 million, respectively, substantially all of which were accounted for as a reduction of cost of goods sold. Most of the vendor allowances that we receive are based on on-going agreements and negotiations with vendors.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include: payroll expenses associated with stores and e-Commerce; store and e-Commerce operating expenses other than store occupancy; store pre-opening costs; credit card processing fees; share-based compensation; and payroll and other expenses associated with headquarters and administrative functions.

Marketing Expenses

Marketing expenses include direct mail marketing costs, photographic production and targeted online performance marketing costs such as retargeting, paid search/product listing advertising, and social media advertisements.

Store Pre-Opening Costs

Costs incurred in connection with the opening of new stores, store remodels or relocations are expensed as incurred. We incurred $1.4 million, $1.0 million and $0.1 million of pre-opening costs in fiscal years 2018, 2019 and 2020, respectively, which are recorded in selling, general and administrative expenses in the consolidated statements of operations and comprehensive income.

Shipping and Handling Costs

We classify shipping and handling costs in costs of goods sold in the consolidated statements of operations and comprehensive income. We account for shipping and handling activities that occur after the customer has obtained control of merchandise as a fulfilment cost rather than an additional promised service.

Leases

Accounting for Leases prior to the adoption of ASC 842 (as defined below)

Periods prior to fiscal year 2019 reflect the provisions of ASC 840, Leases (“ASC 840”) where we recognized minimum rental payments on a straight-line basis over the life of the lease upon taking possession of the premises, taking into account fixed escalations as well as reasonably assured renewal periods.

Adoption of ASC 842 (as defined below)

In the first quarter of fiscal year 2019, we adopted ASU 2016-02, Leases, and all related guidance (“ASC 842”) and recorded a right-of-use (“ROU”) asset and a corresponding lease liability in our consolidated balance sheet for all eligible leases with terms longer than 12 months. This new guidance resulted in the recognition of $366.7 million and $317.7 million of lease liabilities and ROU assets, respectively, upon adoption.

We adopted ASC 842 using the optional transition method, under which our consolidated financial statements as of and for the fiscal years ended February 1, 2020 and January 30, 2021 reflect the provisions of ASC 842 while periods prior to fiscal year 2019 do not.

Upon our adoption of ASC 842, we elected the package of practical expedients and chose not to reassess whether any expired or existing contracts are or contain leases, not to reassess the lease classification for any expired or existing leases and not to reassess initial direct costs for any existing leases.

In accordance with ASC 842, we consider an agreement to be or contain a lease if it conveys us as the lessee with the right to control the use of an identified property, plant and equipment asset for a period of time in exchange for consideration. Based on these criteria, we as the lessee have operating lease agreements with lessors for our retail stores, distribution center and headquarter office space; and vehicles and equipment; under primarily non-cancelable leases with terms ranging from approximately two to seventeen years.

Most of our operating lease agreements contain one or more options to extend the leases at our sole discretion. However, the periods covered by the options to extend the leases of our retail stores, vehicles and equipment are not recognized as part of the associated ROU assets and lease liabilities, as we are not reasonably certain to exercise the options. The periods covered by the options to extend the leases of our distribution center and headquarter office space are recognized as part of the associated ROU assets and lease liabilities, as we are reasonably certain to exercise the options due to the significant effort and investment it would take to move out of these locations. Some of our operating lease agreements contain options to terminate the lease under certain conditions.

The retail space leases provide for rents based upon the greater of the minimum annual rental amounts or a percentage of annual store sales volume. Certain leases provide for increasing minimum annual rental amounts. We consider rents based upon a percentage of annual store sales volume, and other rent-related payments that generally vary because of changes in facts and circumstances (other than due to the passage of time), to be variable lease payments. Variable lease payments associated with retail space leases are recognized as occupancy costs within cost of goods sold in the consolidated statements of operations and comprehensive income in the period in which the obligation for those payments is incurred. We generally consider all other lease payments to be fixed in nature and the sum of all the discounted remaining fixed payments in the lease terms make up the lease liabilities in our consolidated balance sheet (if the lease terms are longer than 12 months).

Our operating lease agreements do not contain any residual value guarantees or restrictive covenants, and we have not entered into any sublease agreements, lease agreements with related parties, or build-to-suit arrangements that may create significant rights and obligations for us. As the rates implicit in our leases are not readily determinable, we have elected to discount the fixed lease payments that make up the lease liabilities using an incremental borrowing rate that is based on a credit rating analysis using certain key financial metrics of ours and comparable retailers. For all of our leases, we have chosen not to separate nonlease components (such as common area maintenance charges and heating, ventilation and air conditioning charges) from lease components (such as fixed minimum rent payments) and will instead account for each separate lease component and the nonlease components associated with that lease component as a single lease component. We have elected not to apply ASC 842 requirements to leases that have lease terms of 12 months or less upon commencement. We recognize short-term lease payments, if applicable, in the consolidated statements of operations and comprehensive income on a straight-line basis over the lease term.

Income Taxes

We account for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting bases and tax bases of assets and liabilities and are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be realized or settled. Deferred tax assets are reduced by valuation allowances if we believe it is more likely than not that some portion or the entire deferred tax asset will not be realized.

Deferred tax assets and liabilities are measured using the enacted tax rates in effect in the years when those temporary differences are expected to reverse. The effect on deferred taxes from a change in tax rate is recognized through continuing operations in the period that includes the enactment date of the change. Changes in tax laws and rates could affect recorded deferred tax assets and liabilities in the future.

We prescribe a recognition threshold and a measurement attribute for the consolidated financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. We include interest and penalties related to uncertain tax positions in income tax expense in the consolidated statements of operations and comprehensive income.

The amount of income taxes we pay may be subject to periodic audits by the Internal Revenue Service (“IRS”) and other taxing authorities. These audits may challenge certain of our tax positions, such as the timing and amount of deductions and allocation of taxable income to various jurisdictions.

We recognize tax liabilities for our estimate of the potential outcome of any uncertain tax issue, which is subject to our assessment of the relevant risks, facts and circumstances existing at the time, and we adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the tax liabilities. These differences will be reflected as increases or decreases to income tax expense and the effective tax rate in the period in which the new information becomes available.

As of the end of fiscal year 2018, we had finalized the accounting for the income tax effects of the Tax Cuts and Jobs Act (“TCJA”), pursuant to the guidance in the Securities Exchange Commission’s (“SEC’s”) Staff

Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (“SAB 118”). SAB 118 addressed the uncertainty surrounding situations where an entity has not completed its analysis of the income tax effects of the TCJA, upon issuance of its financial statements for the reporting period in which the TCJA was enacted. The amount recorded includes the effects of new tax provisions related to certain types of non-deductible expenses, employment benefits, foreign incomes such as Global Intangible Low-taxed Income (“GILTI”) and the Foreign Derived Intangible Income (“FDII”), as well as other domestic provisions that were effective starting in calendar year 2018. We have made a determination on our accounting policy choice to treat taxes related to GILTI as a period cost.

As of the end of fiscal year 2020, we had accumulated undistributed earnings and profits of our foreign subsidiary of approximately $4.1 million. We continue to treat undistributed earnings of our foreign subsidiary as indefinitely reinvested according to our current operating plans and no deferred tax liability has been recorded for potential future taxes related to such earnings. Under the TCJA, any future dividends paid from our foreign subsidiary will not be subject to income tax in the United States, except for withholding taxes and state taxes, which are not material. In fiscal year 2018, we paid the entire $0.2 million transition cash tax.

Share-Based Compensation

We recognize compensation expense associated with incentive units issued by our parent, Torrid Holding LLC, in selling, general and administrative expenses in the consolidated statements of operations and comprehensive income. The compensation expense and related capital contribution are reflected in our consolidated financial statements as these incentive units are deemed to be for our benefit. The intent of the incentive units is to provide profit-sharing opportunities to management rather than equity ownership in our parent. In addition, the incentive units have disproportionate voting and distribution rights and contain a repurchase feature, whereby upon termination, our parent has the right to purchase from former employees any or all of the vested incentive units at fair value. Based on these aforementioned features and characteristics, we determined that the incentive units were in-substance liabilities accounted for as liability instruments in accordance with ASC 710, Compensation. The incentive units are remeasured based on the fair value of the awards at the end of each reporting period. We record the expense associated with changes in the fair value of these incentive units as a capital contribution from our parent as our parent is the legal obligor for the incentive units.

Earnings Per Share

Basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding for the period. Diluted earnings per share is applicable only in periods of net income and is computed by dividing net income by the weighted average number of common shares outstanding for the period and potentially dilutive common share equivalents outstanding for the period. Periods of net loss require the diluted computation to be the same as the basic computation. There were no potentially dilutive common share equivalents outstanding during fiscal years 2018, 2019 and 2020.

Private Label Credit Card

We have an agreement with a third party to provide customers with private label credit cards (“Credit Card Agreement”). Each private label credit card bears the logo of the Torrid brand and can only be used at our store locations and on www.torrid.com. A third party financing company is the sole owner of the accounts issued under the private label credit card program and absorbs the losses associated with non-payment by the private label card holders and a portion of any fraudulent usage of the accounts. Pursuant to the Credit Card Agreement, we receive marketing and promotional funds from the third party financing company for certain expenses we incur based on usage of the private label credit cards. These marketing and promotional funds are recorded as a reduction in selling, general and administrative expenses in the consolidated statements of operations and comprehensive income. During fiscal years 2018, 2019 and 2020, these funds amounted to $8.1 million, $10.0 million and $10.7 million, respectively, related to these private label credit cards.

Employee Benefit Plan

On August 1, 2015, we adopted the Torrid 401(k) Plan (“401(k) Plan”). All employees who have been employed by us for at least 200 hours and are at least 21 years of age are eligible to participate. Employees may contribute up to 80% of their eligible compensation to the 401(k) Plan, subject to a statutorily prescribed annual limit. We may at our discretion contribute certain amounts to eligible employees’ accounts. From March 2020 to July 2020, we suspended our contributions to eligible employees’ accounts as a precautionary measure in light of uncertainty resulting from COVID-19. During fiscal years 2018 and 2019, we contributed 50% of the first 4% of participants’ eligible contributions into their 401(k) Plan accounts. Except for the period during fiscal year 2020 in which we suspended our contributions to eligible employees’ accounts in response to COVID-19, we contributed 50% of the first 4% of participants’ eligible contributions into their 401(k) Plan accounts. During fiscal years 2018, 2019 and 2020, we contributed $0.4 million, $0.5 million and $0.4 million, respectively, to eligible employees’ Torrid 401(k) Plan accounts.

Deferred Compensation Plan

On August 1, 2015, we established the Torrid LLC Management Deferred Compensation Plan (“Deferred Compensation Plan”) for the purpose of providing highly compensated employees a program to meet their financial planning needs. The Deferred Compensation Plan provides participants with the opportunity to defer up to 80% of their base salary and up to 100% of their annual earned bonus, all of which, together with the associated investment returns, are 100% vested from the outset. The Deferred Compensation Plan is designed to be exempt from most provisions of the Employee Retirement Security Act of 1974, as amended. All deferrals and associated earnings are our general unsecured obligations. We may at our discretion contribute certain amounts to eligible employees’ accounts. From March 2020 to July 2020, we suspended our contributions to eligible employees’ accounts as a precautionary measure in light of uncertainty resulting from COVID-19. During fiscal years 2018 and 2019, to the extent participants were ineligible to receive contributions from participation in our 401(k) Plan, we contributed 50% of the first 4% of participants’ eligible contributions into their Deferred Compensation Plan accounts. Except for the period during fiscal year 2020 in which we suspended our contributions to eligible employees’ accounts in response to COVID-19, we contributed 50% of the first 4% of participants’ eligible contributions into their Deferred Compensation Plan accounts. As of February 1, 2020 and January 30, 2021, we did not have any assets of the Deferred Compensation Plan and the associated liabilities were $5.2 million and $6.5 million, respectively, included in non-current liabilities in our consolidated balance sheets.

Note 3. Accounting Standards

Recently Adopted Accounting Standards in Fiscal Year 2019

In March 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2019-01, Leases, (Topic 842): Codification Improvements. This new guidance amends some aspects of ASC 842 to clarify that entities adopting ASC 842 do not need to provide interim-period disclosures about the effect of the change on income from continuing operations, net income (or other appropriate captions of changes in the applicable net assets or performance indicator), and related per-share amounts, if applicable, for those post-change interim periods. For public entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim reporting periods within those annual reporting periods. Our adoption of this new guidance in the first quarter of fiscal year 2019 did not have a material impact on our consolidated financial position or results of operations.

In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements. The guidance clarifies that certain transactions between collaborative partners should be accounted for as revenue under Topic 606, Revenue from Contracts with Customers, when the collaborative partner is a customer, and specifies the unit of account for determining whether a transaction with a customer is a distinct good or service under Topic 606. For public companies, the guidance will be effective for fiscal years beginning after December 15, 2019, including interim reporting periods within those annual reporting periods, and early adoption is permitted. Our adoption of this new accounting guidance in the first quarter of fiscal year 2019 did not have any impact on our consolidated financial position or results of operations.

In February 2018, the FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220)—Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, to allow entities to reclassify the income tax effects of tax reform legislation, commonly referred to as the Tax Cuts and Jobs Act (“TCJA”), on certain items within accumulated other comprehensive income to retained earnings. For public entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim reporting periods within those annual reporting periods, and early adoption is permitted. Our adoption of this new guidance in the first quarter of fiscal year 2019 did not have a material impact on our consolidated financial position or results of operations.

In September 2017, the FASB issued ASU 2017-13, Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842): Amendments to SEC Paragraphs Pursuant to the Staff Announcement at the July 20, 2017 EITF Meeting and Rescission of Prior SEC Staff Announcements and Observer Comments. ASU 2017-13 amends the revenue and leases codification to incorporate a Securities and Exchange Commission (“SEC”) staff announcement providing effective date relief for certain public entities adopting the new revenue and leases guidance and rescinds certain older SEC Observer comments on revenue and leases. The guidance codifies the SEC Observer comment announcing that the SEC staff will not object if entities that are considered public business entities solely because their financial statements or summarized financial information are included in an SEC filing follow the adoption dates for ‘other entities’ when adopting the new revenue and leases standards. ASU 2017-13 rescinds certain SEC Observer comments on accounting for management fees and other SEC staff announcements and Observer comments from the lease guidance. For public entities, the effective date relief guidance is effective immediately while the changes to the codified SEC guidance on leases and revenue are effective upon adoption of these new standards, as applicable. This new guidance did not impact our adoption dates of the revenue and leases guidance in the first quarter of fiscal years 2018 and 2019, respectively.

In February 2016, the FASB issued ASU 2016-02, Leases, which replaces the existing guidance in ASC 840. The new guidance establishes an ROU model that requires a lessee to record an ROU asset and a corresponding lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance leases or operating leases, with classification affecting the pattern of expense recognition in the income statement. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements, which provides entities with an optional method for adopting the new leasing guidance. The optional transition method allows entities to apply the new guidance at the adoption date by recognizing a cumulative-effect adjustment to the opening balance of the retained earnings, and not to restate the comparative periods presented. In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases, which amends narrow aspects of the guidance, such as the rate implicit in the lease and certain transition adjustments, to clarify how to apply certain aspects of the new leases standard. For public entities, these lease standards are effective for fiscal years beginning after December 15, 2018, including interim reporting periods within those annual reporting periods. We adopted these new standards on February 3, 2019 by electing the optional transition method. This new guidance resulted in the recognition of $366.7 million and $317.7 million of lease liabilities and ROU assets, respectively, upon adoption on February 3, 2019. The initial ROU assets recognized upon adoption are equal to the initial operating lease liabilities, adjusted for the balances of leasehold interests, deferred rent and lease incentives on the adoption date. In addition, we made a variety of qualitative and quantitative disclosures related to our leases in “Note 9—Leases.” Other effects of adopting this new accounting guidance did not have a material impact on our consolidated results of operations or cash flows and are discussed in more detail in “Note 9—Leases.”

Recently Adopted Accounting Standards in Fiscal Year 2020

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This ASU provides optional guidance for a limited period of time to ease the potential burden in accounting for or recognizing the effects of reference rate reform on financial reporting. The amendments in this update are effective as of March 12, 2020 through December 31, 2022. Our adoption of this guidance in the first quarter of 2020 did not have a material impact on our consolidated financial position or results of operations.

Accounting Standards Not Yet Adopted

Except as noted below, we have considered all recent accounting pronouncements and have concluded that there are no recent accounting pronouncements that are applicable to us, based on current information.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes. The ASU is intended to enhance and simplify aspects of the income tax accounting guidance in ASC 740 as part of the FASB’s simplification initiative. This guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2020 with early adoption permitted. We will adopt this ASU on January 31, 2021 and do not expect there to be a material impact on our consolidated financial position or results of operations.

Note 4. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	February 1, 2020	January 30, 2021
Prepaid income taxes	$1,617	$417
Prepaid and other information technology expenses	4,708	3,202
Prepaid advertising	2,360	1,241
Other	6,624	8,225

Prepaid expenses and other current assets	$15,309	$13,085

Note 5. Property and Equipment

Property and equipment are summarized as follows (in thousands):

	February 1, 2020	January 30, 2021
Property and equipment, at cost
Leasehold improvements	$156,814	$161,817
Furniture, fixtures and equipment	95,105	98,753
Software and licenses	13,965	15,121
Construction-in-progress	5,986	3,266

	271,870	278,957
Less: Accumulated depreciation and amortization	(102,425)	(135,701)

Property and equipment, net	$169,445	$143,256

The table reflects approximately $3.5 million of property and equipment we purchased on August 1, 2019 from Hot Topic pursuant to the IT Asset Purchase Agreement (as defined in “Note 11—Related Party Transactions”). We accounted for the purchase in accordance with subsections of ASC 805-50. Please refer to “Note 11—Related Party Transactions” for further discussion regarding the property and equipment purchase from Hot Topic. The table also reflects approximately $12.0 million of property and equipment we purchased on September 21, 2018 from The Bon-Ton Department Stores, Inc. (“Assignor”) and other parties to the Assignor’s bankruptcy proceedings. Please refer to “Note 16—Commitments and Contingencies” for further discussion regarding the property and equipment purchase from the Assignor. The $3.5 million purchase from Hot Topic and $12.0 million purchase from the Assignor were accounted for as asset acquisitions as we did not acquire all the elements necessary for either of the acquisitions to qualify as businesses. In addition, substantially all of the fair value of the property and equipment acquired from the Assignor is concentrated in furniture, fixtures and equipment which is considered to be a group of similar identifiable assets in the same major asset class.

We recorded depreciation expense related to our property and equipment in the amounts of $26.7 million, $30.2 million and $33.1 million, during fiscal years 2018, 2019 and 2020, respectively.

During fiscal year 2018, we recognized store impairment charges of $0.7 million in the consolidated statements of operations and comprehensive income. During fiscal years 2019 and 2020, we did not recognize any impairment charges.

Note 6. Implementation Costs Incurred in Cloud Computing Arrangements that are Service Contracts

We defer implementation costs incurred in cloud computing arrangements that are service contracts. The short-term portion of deferred implementation costs incurred in cloud computing arrangements that are service contracts are included in prepaid expenses and other current assets in the consolidated balance sheets, while the long-term portion of these deferred costs are included in deposits and other noncurrent assets. Deferred implementation costs incurred in cloud computing arrangements that are service contracts are summarized as follows (in thousands):

	February 1, 2020	January 30, 2021
Internal use of third party hosted software, gross	$4,307	$6,095
Less: Accumulated amortization	(1,123)	(2,245)

Internal use of third party hosted software, net	$3,184	$3,850

During fiscal years 2018, 2019 and 2020, we amortized approximately $0.2 million, $0.8 million and $1.1 million, respectively, of implementation costs incurred in cloud computing arrangements that are service contracts.

Note 7. Intangible Assets

Definite-lived intangible assets and indefinite-lived intangible assets are summarized as follows (in thousands):

	February 1, 2020				January 30, 2021
	Gross	Accumulated Amortization	Derecognition Upon Adoption of ASC 842	Net Book Value	Gross	Accumulated Amortization	Net Book Value
Indefinite-lived intangible assets:
Trade name	$8,400	$—	$—	$8,400	$8,400	$—	$8,400
Definite-lived intangible assets:
Leasehold interests	4,535	(4,035)	(500)	—	4,035	(4,035)	—

Total	$12,935	$(4,035)	$(500)	$8,400	$12,435	$(4,035)	$8,400

Indefinite-Lived Intangible Assets

We performed our annual impairment assessment of our trade name at the end of the third quarter of fiscal year 2020. The fair value of the trade name was derived by estimating the royalties saved through ownership of the asset. Estimated revenue attributable to the trade name was multiplied by an appropriate arm’s-length royalty rate to arrive at royalty savings; cash taxes are deducted from the royalty savings to arrive at the estimated after-tax cash flows derived through ownership of the trade name; then cash flows are discounted using a discount rate estimated to be approximately 15%. The sum of these discounted cash flows, including a hypothetical tax amortization benefit, represented the fair value of the trade name. Our annual impairment assessment indicated there was no impairment.

Definite-Lived Intangible Assets

We did not perform an impairment assessment of our definite-lived intangible leasehold interests in fiscal year 2018, as we did not believe that there had been events or changes in circumstances to indicate that their carrying values may not have been recoverable.

During fiscal year 2018, we amortized $0.1 million of net favorable leasehold interests in occupancy costs within cost of goods sold in our consolidated statements of operations and comprehensive income. In connection with our adoption of ASC 842 on February 3, 2019, we derecognized our net favorable leasehold interests balance and adjusted the carrying amount of the ROU assets by a corresponding amount. As a result, we did not amortize any leasehold interests during the fiscal years 2019 and 2020.

If we had not adopted ASC 842, the estimated amortization expense for our definite-lived intangible assets until they would have been fully amortized in the next two years, is as follows (in thousands):

Fiscal Year
2021	153
2022	8

Total amortization expense	$161

Note 8. Accrued and Other Current Liabilities

Accrued and other current liabilities consist of the following (in thousands):

	February 1, 2020	January 30, 2021
Accrued payroll and related expenses	$23,558	$25,638
Accrued inventory-in-transit	11,756	21,749
Accrued cost of property and equipment	2,464	1,063
Accrued loyalty program	11,997	12,344
Deferred revenue	2,362	1,512
Gift cards	8,450	9,361
Accrued freight	2,764	4,937
Accrued marketing	4,094	4,696
Accrued sales and use tax	4,248	5,615
Accrued self-insurance liabilities	2,653	2,868
Term loan interest payable	4,821	3,311
Other	13,786	17,267

Accrued and other current liabilities	$92,953	$110,361

Note 9. Leases

Accounting for Leases under ASC 840

Periods prior to fiscal year 2019 reflect the provisions of ASC 840 where we recognized minimum rental payments on a straight-line basis over the life of the lease upon taking possession of the premises, taking into account fixed escalations as well as reasonably assured renewal periods. Deferred rent represents the difference between rent expense recognized and amounts paid under the terms of the lease agreements. Lease incentives were recorded in full as deferred rent liability and amortized into income as a reduction of rent expense over the non-cancelable term of the applicable lease, including reasonably assured renewal periods.

Total rent expense during fiscal year 2018 was $42.8 million, which includes contingent rent expense of $1.0 million and $1.4 million of noncash deferred rent.

In the table below, the estimated annual future minimum occupancy payments under operating leases include minimum base rents, CAM charges and HVAC charges, for lease terms that include periods covered by options to extend some of our leases, as we are reasonably certain to exercise those options. Options to terminate our leases have not been included in any lease terms as we are not reasonably certain to exercise those options.

The future minimum lease obligations for operating leases with initial terms in excess of one year at February 2, 2019, for each of the next five years and thereafter are as follows (in thousands):

Fiscal Year
2019	$59,593
2020	59,009
2021	58,505
2022	58,265
2023	55,999
Thereafter	157,524

Total minimum operating lease payments	$448,895

Accounting for Leases under ASC 842

In the first quarter of fiscal year 2019, we adopted ASC 842 and the initial ROU assets recognized upon adoption are equal to the initial operating lease liabilities, adjusted for the balances of leasehold interests, deferred rent and lease incentives on the adoption date, as reflected in the table below (in thousands):

Lease liabilities recognized upon adoption of ASC 842 on February 3, 2019	$366,707
Adjustments to reconcile the lease liabilities to the ROU assets at adoption:
Lease incentives	(38,482)
Deferred rent	(11,005)
Favorable leasehold interests	500

ROU assets recognized upon adoption of ASC 842 on February 3, 2019	$317,720

Our lease costs reflected in the tables below include minimum base rents, CAM charges and HVAC charges. We recognize such lease costs in the applicable expense category in either cost of goods sold, or selling, general and administrative expenses in the consolidated statements of operations and comprehensive income.

Our lease costs consisted of the following (in thousands):

	Fiscal Year Ended
	February 1, 2020	January 30, 2021
Operating (fixed) lease cost	$58,700	$40,192
Short-term lease cost	170	124
Variable lease cost	18,237	17,550

Total lease cost	$77,107	$57,866

In response to the COVID-19 pandemic, the FASB issued interpretive guidance in April 2020, which provides entities the option to elect to account for lease concessions as though the enforceable rights and obligations existed in the original lease terms. We elected this option; accordingly, we do not remeasure the lease liabilities or record a change to the ROU assets for any concessions we receive for our retail store leases. Rather, deferred lease payments are recorded to operating lease liabilities until paid and lease concessions are recorded in the period they are negotiated or when the lower lease expense is paid.

As of the end of fiscal year 2020, we recorded deferred fixed lease payments of $5.8 million in current operating lease liabilities in the consolidated balance sheets. During fiscal year 2020, we recorded a reduction to lease costs of $18.6 million as a result of negotiated lease concessions.

A maturity analysis of our operating lease liabilities, for lease terms that include periods covered by options to extend some of our leases that we are reasonably certain of being executed, for each of the next five years and thereafter, reconciled to our operating lease liabilities recognized in the consolidated balance sheet as of January 30, 2021, is as follows (in thousands):

Fiscal Year
2021	$65,746
2022	60,893
2023	58,637
2024	51,697
2025	41,839
Thereafter	77,174

Total operating lease liabilities	$355,986
Less: Imputed interest	(58,530)

Total operating lease liabilities	$297,456
Less: Current portion of operating lease liabilities	(50,998)

Noncurrent operating lease liabilities	$246,458

Other supplementary information related to our leases is reflected in the table below (in thousands except lease term and discount rate data):

Fiscal Year 2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$40,025
Right-of-use assets obtained in exchange for new operating lease liabilities	$3,814
Decrease in right-of-use assets resulting from operating lease modifications or remeasurements	$(6,493)
Weighted average remaining lease term - operating leases	7 years
Weighted average discount rate - operating leases	6%

Note 10. Revenue Recognition

In the first quarter of fiscal year 2018, we adopted ASC 606 using the modified retrospective adoption method. Under the modified retrospective adoption method, our consolidated financial statements as of and for the fiscal year ended February 2, 2019 and thereafter, reflect the provisions of ASC 606. While prior periods do not reflect the provisions of ASC 606, beginning retained earnings at February 4, 2018 were adjusted for the cumulative effect of ASC 606 on prior periods. As a result of our adoption of ASC 606, we recorded a cumulative adjustment related to revenue from e-Commerce sales shipped to a customer that increased beginning retained earnings by approximately $1.0 million, net of tax. The adoption of the new revenue standard did not have a material impact on our consolidated balance sheet or consolidated statement of operations and comprehensive income as of or for the fiscal year ended February 2, 2019.

Disaggregated Revenue

Our revenue, disaggregated by product category, consists of the following (in thousands):

	Fiscal Year Ended
	February 2, 2019	February 1, 2020	January 30, 2021
Apparel	$834,817	$951,286	$890,511
Non-apparel	74,330	85,698	83,003

Total net sales	$909,147	$1,036,984	$973,514

Amounts within Apparel include revenues earned from the sale of tops, bottoms, dresses, intimates, sleep wear, swim wear and outerwear. Amounts within Non-apparel include revenues earned from the sale of accessories, footwear and beauty. During fiscal years 2018, 2019 and 2020, e-Commerce penetration of total net sales was approximately 42%, 48% and 70%, respectively.

Contract Liabilities

During fiscal year 2019, we recognized revenue of approximately $7.7 million and $4.5 million related to our accrued loyalty program and gift cards, respectively, that existed at the beginning of fiscal year 2019. During fiscal year 2020, we recognized revenue of approximately $9.0 million and $4.8 million related to our accrued loyalty program and gift cards, respectively, that existed at the beginning of fiscal year 2020.

Note 11. Related Party Transactions

Services Agreements with Hot Topic

From June 2, 2017 until its termination on March 21, 2019, we had a services agreement (“Third Party Services Agreement”) with Hot Topic, pursuant to which Hot Topic provided us (or caused applicable third parties to provide) certain services, including information technology, distribution and logistics management, real estate leasing and construction management and other services as may have been specified. On March 21, 2019, we entered into an amended and restated services agreement (“Amended and Restated Services Agreement”) with Hot Topic under which Hot Topic provides us (or causes applicable third parties to provide) substantially similar services to those provided under the Third Party Services Agreement. The term of the Amended and Restated Services Agreement is three years, unless we or Hot Topic extend the agreement, or we terminate the agreement (or certain services under the agreement). We may terminate the various services upon written notice. Rates and costs related to the services provided under the Amended and Restated Services Agreement may change with approval from both parties. Each month, we are committed to pay Hot Topic for these services and reimburse Hot Topic for certain costs it incurs in the course of providing these services. We record payments made to Hot Topic under these service agreements in the applicable expense category in either cost of goods sold, or selling, general and administrative expenses. On August 1, 2019, in connection with the IT Asset Purchase Agreement (as defined below), we entered into a services agreement (“Reverse Services Agreement”) with Hot Topic, under which Torrid provides Hot Topic with certain information technology services. The term of the Reverse Services Agreement is three years, unless we or Hot Topic extend the agreement, or Hot Topic terminates the agreement. Torrid provides Hot Topic with the specified information technology services at no cost for the first three years of the Reverse Services Agreement, however Hot Topic bears certain capital and operating expenses that it incurs. Costs incurred in connection with providing the specified information technology services to Hot Topic are expensed as incurred in our consolidated statements of operations and comprehensive income. During fiscal years 2019 and 2020, we incurred costs of $2.3 million and $3.0 million, respectively, in connection with providing these information technology services to Hot Topic. In connection with the Reverse Services Agreement, we entered into an amendment to the Amended and Restated Services Agreement (“Amendment to Amended and Restated Services Agreement”) with Hot Topic on August 1, 2019, pursuant to which sections pertaining to Hot Topic’s provision of information technology services to Torrid were removed.

During fiscal years 2018, 2019 and 2020, Hot Topic charged us $54.6 million, $35.3 million and $12.3 million, respectively, for various services under the applicable service agreements, of which $14.9 million, $14.5 million and $9.6 million, respectively, were recorded as components of cost of goods sold, and the remaining $39.7 million, $20.8 million and $2.7 million, respectively, were charged to selling, general and administrative expenses. As of February 1, 2020, we owed $0.4 million to Hot Topic under the applicable service agreements, which is included in due to related parties in our consolidated balance sheets. As of January 30, 2021, we did not owe any amount to Hot Topic for these services.

Hot Topic incurs certain direct expenses on our behalf, such as payments to our non-merchandise vendors and each month, we pay Hot Topic for these pass-through expenses. As of February 1, 2020, the net amount we owed Hot Topic for these expenses was $4.7 million, which is included in due to related parties in our consolidated balance sheets. As of January 30, 2021, we had prepaid Hot Topic $0.4 million for these expenses, which are included in prepaid expenses and other current assets in our consolidated balance sheets.

IT Asset Purchase Agreement with Hot Topic

On June 14, 2019, we entered into an asset purchase agreement (“IT Asset Purchase Agreement”) with Hot Topic pursuant to which we purchased certain information technology assets from Hot Topic for $29.5 million on August 1, 2019. Funds obtained from the Term Loan Credit Agreement (as defined in “Note 12 – Debt Financing Arrangements”) were used to make the purchase. We accounted for the purchase in accordance with subsections of ASC 805-50 related to transactions between entities under common control. Consequently, we recorded the information technology assets we purchased from Hot Topic at their historical carrying amounts totaling $3.5 million and recognized the difference between the historical carrying amounts and the purchase price in equity. In addition, certain information technology-related obligations and personnel, along with associated assets of $1.4 million and liabilities of $0.1 million, were transferred from Hot Topic to Torrid. In connection with the IT Asset Purchase Agreement, we and Hot Topic agreed to enter into the Reverse Services Agreement and Amendment to Amended and Restated Services Agreement upon the closing date of the IT Asset Purchase Agreement, which was August 1, 2019.

Promissory Notes Receivable from Parent

From time to time, our parent issues promissory notes receivable to us. Due to the nature of these promissory notes receivable, we consider them to be in-substance distributions to our parent and account for them as contra-equity in accordance with ASC 310, Receivables. Consequently, these promissory notes receivable are reflected within equity in our consolidated balance sheets as reductions in additional paid-in capital, within capital distribution to Torrid Holding LLC, net of contribution, in our consolidated statements of stockholder’s deficit, and within capital distribution to Torrid Holding LLC, net of contribution, in our consolidated statements of cash flows as financing cash outflows. Associated interest due to us will be recorded as equity when actual interest payments are made.

On December 20, 2018, our parent issued a $61.4 million promissory note to us in exchange for cash, due on or before December 20, 2024 (“$61.4M Related Party Promissory Note Receivable”). The funds realized from the $61.4M Related Party Promissory Note Receivable were invested by our parent in HTI (as defined below) and used by HTI (as defined below) and Hot Topic for the partial redemption of Hot Topic’s 9.25% senior secured notes (“Notes”). The $61.4M Related Party Promissory Note Receivable accrues interest at an annual compounding rate of 3.06% due upon its maturity. As of the end of fiscal years 2019 and 2020, there was a $61.4 million lump sum principal payment due to us upon the December 20, 2024 maturity date. The total amount of interest our parent owed us as of the end of fiscal years 2019 and 2020 was $2.1 million and $4.0 million, respectively.

On June 6, 2019, our parent issued a $20.0 million promissory note to us in exchange for cash, due on or before June 6, 2025 (“$20M Related Party Promissory Note Receivable”). The $20M Related Party Promissory Note Receivable accrues interest at an annual compounding rate of 2.78% due upon its maturity. As of the end of fiscal years 2019 and 2020, there was a $20.0 million lump sum principal payment due to us upon the June 6, 2025 maturity date. The total amount of interest our parent owed us as of the end of fiscal years 2019 and 2020 was $0.4 million and $0.9 million, respectively.

On June 14, 2019, our parent issued a $10.0 million promissory note to us in exchange for cash, due on or before June 14, 2025 (“$10M Related Party Promissory Note Receivable”). The $10M Related Party Promissory Note Receivable accrues interest at an annual compounding rate of 2.78% due upon its maturity. As of the end of fiscal years 2019 and 2020, there was a $10.0 million lump sum principal payment due to us upon the June 14, 2025 maturity date. The total amount of interest our parent owed us as of the end of fiscal years 2019 and 2020 was $0.2 million and $0.5 million, respectively.

On July 31, 2019, our parent issued a $214.6 million promissory note to us, due on or before July 31, 2025 (“$214.6M Related Party Promissory Note Receivable”). The $214.6M Related Party Promissory Note Receivable was issued to us in exchange for the $213.2 million investment we made in HTI (as defined below) on June 14, 2019 plus the associated $1.4 million interest due to us through July 31, 2019. The $214.6M Related Party Note Receivable accrues interest at an annual compounding rate of 1.87% due upon its maturity. As of the end of fiscal years 2019 and 2020, there was a $214.6 million lump sum principal payment due to us upon the July 31, 2025 maturity date. The total amount of interest our parent owed us as of the end of fiscal years 2019 and 2020 was $2.0 million and $6.1 million, respectively.

On August 1, 2019, our parent issued a $1.2 million promissory note to us in exchange for cash, due on or before August 1, 2025 (“$1.2M Related Party Promissory Note Receivable”). The $1.2M Related Party Promissory Note Receivable was issued to us in exchange for purchasing $1.2 million of senior participating preferred stock from HTI (as defined below) on behalf of our parent. The $1.2M Related Party Promissory Note Receivable accrues interest at an annual compounding rate of 1.87% due upon its maturity. As of the end of fiscal years 2019 and 2020, there was a $1.2 million lump sum principal payment due to us upon the August 1, 2025 maturity date. The total amount of interest our parent owed us as of the end of fiscal years 2019 and 2020 was not material.

On November 26, 2019, our parent issued a $12.0 million promissory note to us in exchange for cash, due on or before November 26, 2025 (“$12M Related Party Promissory Note Receivable”). The $12M Related Party Promissory Note Receivable accrues interest at an annual compounding rate of 1.59% due upon its maturity. As of the end of fiscal years 2019 and 2020, there was a $12.0 million lump sum principal payment due to us upon the November 26, 2025 maturity date. The total amount of interest our parent owed us as of the end of fiscal year 2019 was not material and the total amount of interest our parent owed us as of the end of fiscal year 2020 was $0.2 million.

As of January 30, 2021, no principal or interest payments had been made to us by our parent.

Promissory Note Payable to Parent

On May 1, 2015, we issued a $45.0 million promissory note to our parent in exchange for cash, due on or before May 1, 2018 (“Related Party Promissory Note Payable”). On June 16, 2016, we made a $29.8 million repayment of the Related Party Promissory Note Payable and paid $0.2 million of related interest. The Related Party Promissory Note Payable accrued interest at an annual compounding rate of 0.43% upon its maturity, which is equal to the federal rate for May 2015 for a short-term instrument with an annual compounding interest rate. On January 9, 2018, we issued an amended and restated promissory note to our parent for $15.3 million (“Amended Related Party Promissory Note Payable”), which amended our Related Party Promissory Note Payable. The amendment rolled the outstanding principal and accrued interest balances associated with the Related Party Promissory Note Payable into the principal balance of the Amended Related Party Promissory Note Payable. The Amended Related Party Promissory Note Payable was due on or before January 9, 2024 and accrued interest at an annual compounding rate of 2.18% upon its maturity, which is equal to the applicable federal rate for January 2018 for a mid-term instrument with an annual compounding interest rate. All other material terms of the Amended Related Party Promissory Note Payable were substantially similar to the Related Party Promissory Note Payable it replaced.

On December 20, 2018, we repaid the Amended Related Party Promissory Note and related interest in full. The payment consisted of $15.3 million of principal and $0.3 million of related interest.

Contribution from Parent

On October 9, 2018, we received a capital contribution of $0.7 million from our parent, related to the reimbursement of certain expenses we paid on its behalf.

Sponsor Advisory Services Agreement

In connection with the Separation, we entered into an advisory services agreement with Sycamore dated May 1, 2015, pursuant to which Sycamore agreed to provide strategic planning and other related services to us. We are obligated to reimburse Sycamore for its expenses incurred in connection with providing such advisory services to us. As of the end of fiscal years 2019 and 2020, there were no amounts due and during fiscal years 2018, 2019 and 2020, no amounts were paid under this agreement.

From time to time, we reimburse Sycamore for certain management expenses it pays on our behalf. As of the end of fiscal year 2019, the amount due was not material and as of the end of fiscal year 2020, there was no amount due. During each of the fiscal years 2018, 2019 and 2020, the reimbursements we made to Sycamore for such expenses were $0.1 million.

Other Related Party Transactions

On June 14, 2019, we used funds obtained from the Term Loan Credit Agreement (as defined in “Note 12—Debt Financing Arrangements”) to purchase $213.2 million of senior participating preferred stock from Hot Topic’s parent, HT Intermediate Holdings Corp. (“HTI”). HTI used the funds it received from us to redeem its Notes. We accounted for the purchase under the cost method in accordance with ASC 325, Investments—Other. On July 31, 2019, our parent issued the $214.6M Related Party Promissory Note Receivable to us in exchange for our $213.2 million investment in HTI’s senior participating preferred stock, including $1.4 million of accrued interest. Due to the nature of this $214.6M Related Party Promissory Note Receivable, we consider it to be an in-substance distribution to our parent and account for it as contra-equity.

MGF Sourcing US, LLC, an entity indirectly controlled by affiliates of Sycamore, is one of our suppliers. During fiscal years 2018, 2019 and 2020, purchases from this supplier were $31.3 million, $35.9 million and $38.4 million, respectively, which accounted for less than 10% of total purchases in fiscal years 2018, 2019 and 2020. As of the end of fiscal years 2019 and 2020, the net amounts we owed MGF Sourcing US, LLC for these purchases were $3.2 million and $8.0 million, respectively. This liability is included in due to related parties in our consolidated balance sheets.

HU Merchandising, LLC, a subsidiary of Hot Topic, is one of our suppliers. During fiscal years 2018, 2019 and 2020, purchases from this supplier were $0.5 million, $0.6 million and $0.4 million, respectively. As of the end of fiscal year 2019, there was no amount due to HU Merchandising, LLC for these purchases and as of the end of fiscal year 2020, the amount due to HU Merchandising, LLC was $0.1 million.

Staples, Inc., an entity indirectly controlled by affiliates of Sycamore, is one of our suppliers. During fiscal year 2018, purchases from this supplier were $0.1 million. During fiscal years 2019 and 2020, purchases from this supplier were not material. As of the end of fiscal years 2019 and 2020, amounts due to this supplier were not material.

We have a merchandise supply arrangement with Belk, Inc., an entity controlled by affiliates of Sycamore. During fiscal year 2018, we recognized $0.4 million of revenue in net sales related to this arrangement. During fiscal years 2019 and 2020, we did not recognize any revenue from Belk. As of the end of fiscal years 2019 and 2020, there were no amounts due to us from Belk, Inc.

Prior to fiscal year 2020, Hot Topic provided us with licensing services for certain of our goods, such as license procurement and design services. During fiscal years 2018 and 2019, Hot Topic charged us $0.5 million and $0.1 million, respectively, for these services, which were recorded as components of cost of goods sold. As of the end of fiscal years 2019 and 2020, there were no amounts due to Hot Topic for these licensing services.

In April 2020, we received a letter of support from a beneficial shareholder for up to a fixed amount of additional equity funding which, if necessary and sufficient, would be provided to further prevent noncompliance with the financial covenants in the Amended Term Loan Credit Agreement (as defined in “Note 12—Debt Financing Arrangements”) through May 2021. In September 2020, we received an updated letter of support from the beneficial shareholder for additional equity funding, if necessary and sufficient, through January 2022.

On March 11, 2021, subsequent to the end of fiscal year 2020, Hot Topic entered into a consulting services agreement with our Chief Financial Officer, George Wehlitz, Jr. (“CFO”), pursuant to which Hot Topic agreed to pay our CFO a consulting fee of $10,000 per month. The agreement was effective from January 3, 2021 and will remain effective until May 31, 2021, or until it is terminated by either party upon 30 day’s prior written notice, whichever is earlier.

Note 12. Debt Financing Arrangements

Our debt financing arrangements consist of the following (in thousands):

	February 1, 2020	January 30, 2021
Existing ABL Facility, as amended	$—	$—
Term loan
Term loan	256,100	210,700
Less: current portion of unamortized original issue discount and debt financing costs	(1,370)	(1,494)
Less: noncurrent portion of unamortized original issue discount and debt financing costs	(5,307)	(4,294)

Total term loan outstanding, net of unamortized original issue discount and debt financing costs	249,423	204,912
Less: current portion of term loan, net of unamortized original issue discount and debt financing costs	(9,030)	(11,506)

Total term loan, net of current portion and unamortized original issue discount and debt financing costs	$240,393	$193,406

Fixed mandatory principal repayments due on the outstanding term loan are as follows as of January 30, 2021 (in thousands):

Fiscal Year
2021	13,000
2022	16,250
2023	19,500
2024	161,950

$210,700

Term Loan Credit Agreement

On June 14, 2019, we entered into a term loan credit agreement (“Term Loan Credit Agreement”) with Cortland Capital Market Services LLC, as agent, KKR Credit Advisors (US) LLC, as structuring advisor, and the lenders party thereto (the “Lenders”). On September 17, 2020, we entered into an amended term loan credit agreement (“Amended Term Loan Credit Agreement”) with the Lenders, pursuant to which the definition of total debt used in the calculation of Total Net Leverage Ratio (as defined below) was amended. All other material terms of the Term Loan Credit Agreement remain substantially the same. In September 2020, in conjunction with the Amended Term Loan Credit Agreement, we prepaid $35.0 million of the outstanding Principal (as defined below), associated accrued interest of $0.2 million and an amendment fee of $0.5 million.

The Amended Term Loan Credit Agreement provides for term loans in an initial aggregate amount of $260.0 million (“Principal”), which is recorded net of an original issue discount (“OID”) of $2.9 million and has a maturity date of December 14, 2024. In connection with the Term Loan Credit Agreement, we paid financing costs of approximately $4.6 million.

The $257.1 million proceeds of the Term Loan Credit Agreement, net of OID, were used to i) purchase $213.2 million of senior participating preferred stock from Hot Topic’s parent, HT Intermediate Holdings Corp. for which we subsequently received a promissory note receivable in exchange from our parent; ii) purchase certain information technology assets from Hot Topic for $29.5 million; iii) make a $10.0 million distribution to our parent; and iv) pay for financing costs associated with the Term Loan Credit Agreement.

Loans made pursuant to the Amended Term Loan Credit Agreement bear interest at an annual rate equal to, at our option, either (a) a base rate determined by reference to the highest of (1) the prime rate quoted by The Wall Street Journal, (2) the federal funds effective rate plus 0.50% and (3) a LIBOR rate for an interest period of one month, plus 1.00% or (b) at a LIBOR rate for the interest period relevant to such borrowing, in each case plus an applicable margin that ranges from 6.50% to 7.00% for LIBOR borrowings and 5.50% to 6.00% for base rate borrowings, in each case, based upon our total net leverage ratio as of the relevant testing date.

If we elect the LIBOR rate, interest is due and payable on the last day of each interest period, unless an interest period exceeds three months, then the respective dates that fall every three months after the beginning of the interest period shall also be interest payment dates. If we elect the Base rate loan, interest is due and payable the last day of each fiscal quarter. The elected interest rate on January 30, 2021 was approximately 8%.

In addition to paying interest on the outstanding Principal under the Amended Term Loan Credit Agreement, we are required to make fixed mandatory repayments of the Principal on the last business day of each fiscal quarter until maturity (“Repayment”). Repayments for the first four fiscal quarters, starting in the third quarter of fiscal year 2019, represent 0.75% of the Principal, reduced as a result of the application of prior Prepayments, as defined below. For each of the eight fiscal quarters thereafter, Repayments represent 1.25% of the Principal, reduced as a result of the application of prior Prepayments, as defined below. For each of the 10 fiscal quarters thereafter, Repayments represent 1.875% of the Principal, reduced as a result of the application of prior Prepayments, as defined below.

Under the Amended Term Loan Credit Agreement, we are also required to make variable mandatory prepayments of the Principal, if certain thresholds are reached, approximately 95 days after the end of each fiscal year (each, a “Prepayment”). Prepayments, if applicable, commence at the end of fiscal year 2019 and represent between 25% and 75% (depending on our net leverage ratio) of Excess Cash Flow (as defined in the Amended Term Loan Credit Agreement) in excess of $2.0 million, minus prepayments of Principal, the Existing ABL Facility, as amended, (to the extent accompanied by a permanent reduction in the commitments thereunder) and certain other specified indebtedness and amounts in connection with certain other enumerated items. As of the end of fiscal year 2020, we did not meet the Excess Cash Flow threshold to require a Prepayment.

In addition to mandatory Repayment and Prepayment obligations, we may at our option, prepay a portion of the outstanding Principal (“Optional Prepayment”). If we make Optional Prepayments before June 14, 2022, we will be subject to penalties ranging from 1.00% to 3.00% of the aggregate principal amount, with the exception of up to $50.0 million that may be repaid with the proceeds of a qualifying initial public offering (“IPO”) without penalty.

All of Torrid LLC’s existing domestic subsidiaries and Torrid Intermediate LLC unconditionally guarantee all obligations under the Amended Term Loan Credit Agreement. Substantially all of the assets of Torrid LLC, Torrid LLC’s existing subsidiaries and Torrid Intermediate LLC will secure all such obligations and the guarantees of those obligations, subject to certain exceptions.

Our borrowings under the Amended Term Loan Credit Agreement are subject to a financial covenant that requires us to maintain a maximum ratio of our total debt to EBITDA, as defined in the Amended Term Loan Credit Agreement (“Total Net Leverage Ratio”). The maximum ratio is 3.60 for the quarter ended November 2, 2019, 3.35 for the quarters ended February 1, 2020, May 2, 2020, and August 1, 2020, 3.10 for the quarter ended October 31, 2020, 2.50 for the quarter ended January 30, 2021, 2.35 for the quarter ending May 1, 2021, 2.10 for the quarters ending July 31, 2021 and October 30, 2021, and 1.85 for all quarters thereafter. The Amended Term Loan Credit Agreement amended the definition of total debt used in the Total Net Leverage Ratio calculation for the quarters ended October 31, 2020 and January 30, 2021, and the quarters ending May 1, 2021 and July 31, 2021. The amended definition of total debt permits us to exclude indebtedness associated with our Existing ABL Facility, as amended, through the quarter ended October 31, 2020, removes the $20.0 million cap from the amount of cash and cash equivalents on-hand that we are permitted to net against our total debt for purposes of the ratio calculation through the quarter ended January 30, 2021, and raises the $20.0 million cap to $40.0 million and $30.0 million for the quarters ending May 1, 2021 and July 31, 2021, respectively, before reverting to $20.0 million for all quarters thereafter.

The Amended Term Loan Credit Agreement contains a limitation on our capital expenditures paid in cash in any fiscal year and such expenditures may not exceed 37.5% of prior year Adjusted EBITDA, as defined by the Amended Term Loan Credit Agreement. If the amount of our capital expenditures paid in cash in any fiscal year is less than the 37.5% threshold, 50% of the difference is automatically applied to increase the maximum threshold in the next fiscal year. The Amended Term Loan Credit Agreement also contains a number of covenants that, among other things and subject to certain exceptions, will restrict our ability and the ability of our subsidiaries to: create, incur or assume liens on our assets or property; incur additional indebtedness; make capital expenditures; issue preferred or disqualified stock; incur hedging obligations; consolidate or merge; sell assets; pay dividends or make distributions, make investments or engage in transactions with our affiliates.

As of January 30, 2021, we were compliant with our debt covenants under the Amended Term Loan Credit Agreement.

We consider the carrying amount of the term loan to approximate fair value because of the variable interest rate of the term loan.

As of January 30, 2021, total borrowings, net of OID and financing costs, of $204.9 million remain outstanding under the Amended Term Loan Credit Agreement. During fiscal year 2019, we recognized $14.9 million of interest expense and recognized $0.9 million of OID and financing costs related to the Term Loan Credit Agreement. During fiscal year 2020, we recognized $19.2 million of interest expense and recognized $1.4 million of OID and financing costs related to the Amended Term Loan Credit Agreement. The OID and financing costs are amortized over the Amended Term Loan Credit Agreement’s five and a half-year term and are reflected as a direct deduction of the face amount of the term loan in our consolidated balance sheets. We recognize interest payments, together with amortization of the OID and financing costs, in interest expense in our consolidated statements of operations and comprehensive income.

Senior Secured Asset-Based Revolving Credit Facility

In May 2015, we entered into a credit agreement for a senior secured asset-based revolving credit facility (“Original ABL Facility”) of $50.0 million (subject to a borrowing base), with Bank of America, N.A. On October 23, 2017, we entered into an amended and restated credit agreement (“Existing ABL Facility”), which amended our Original ABL Facility. The Existing ABL Facility increased the aggregate commitments available under the Original ABL Facility from $50.0 million to $100.0 million (subject to a borrowing base); and increased our right to request additional commitments from up to $30.0 million to up to $30.0 million plus the aggregate principal amount of any permanent principal reductions we may take (subject to customary conditions precedent). On June 14, 2019, in conjunction with the Term Loan Credit Agreement, we entered into an amendment to the Existing ABL Facility (the “1st Amendment”). The 1st Amendment decreased the aggregate commitments available under the Existing ABL Facility from $100.0 million to $70.0 million (subject to a borrowing base), permitted indebtedness incurred pursuant to the Term Loan Credit Agreement and made certain other modifications. On September 4, 2019, we entered into another amendment to the Existing ABL Facility (the “2nd Amendment”). The 2nd Amendment permitted parent company financial statements to be used to satisfy reporting requirements and made certain other modifications. The principal amount outstanding of the loans under the Existing ABL Facility, as amended, is due and payable in full on October 23, 2022. All other material terms of the Existing ABL Facility existing prior to the 1st Amendment and 2nd Amendment remain substantially the same.

The borrowing base for the Existing ABL Facility, as amended, at any time equals the sum of 90% of eligible credit card receivables, plus 90% of the appraised net orderly liquidation value of eligible inventory and eligible in-transit inventory multiplied by the cost of such eligible inventory and eligible in-transit inventory (to be increased to 92.5% during the period beginning on September 1 of each year and ending on December 31 of each year). The Existing ABL Facility, as amended, includes borrowing capacity for letters of credit and for borrowings on same-day notice, referred to as Swing Line Loans, and is available in U.S. dollars.

Under the Existing ABL Facility, as amended, we have the right to request up to $30.0 million of additional commitments plus the aggregate principal amount of any permanent principal reductions we may take. The lenders under this facility are not under any obligation to provide any such additional commitments, and any increase in commitments is subject to customary conditions precedent. If we were to request any such additional commitments and the existing lenders or new lenders were to agree to provide such commitments, the size of the Existing ABL Facility, as amended, could increase to up to $100.0 million, but our ability to borrow under this facility would still be limited by the amount of the borrowing base.

Borrowings under the Existing ABL Facility, as amended, bear interest at an annual rate equal to, at our option, either (a) a base rate determined by reference to the highest of (1) the prime rate of Bank of America, N.A., (2) the federal funds effective rate plus 0.50% and (3) a LIBOR rate for an interest period of one month adjusted for certain costs, plus 1.00% or (b) at a LIBOR rate for the interest period relevant to such borrowing adjusted for certain costs (“Adjusted LIBOR”), in each case plus an applicable margin that ranges from 1.25% to 1.75% for LIBOR borrowings and 0.25% to 0.75% for base rate borrowings, in each case, based on average daily availability. As of the end of fiscal year 2020, the applicable interest rate for borrowings under the Existing ABL Facility, as amended, was approximately 4% per annum.

If we elect the LIBOR rate, interest is due and payable on the last day of each interest period, unless an interest period exceeds three months, then the respective dates that fall every three months after the beginning of the interest period shall also be interest payment dates. If we opt for the base rate (including a Swing Line Loan), interest is due and payable on the first business day of each month and on the maturity date.

In addition to paying interest on outstanding principal under the Existing ABL Facility, as amended, we are required to pay a commitment fee in respect of unutilized commitments. The commitment fee ranges between 0.25% and 0.375% per annum of unutilized commitments and will be subject to adjustment each fiscal quarter based on the amount of unutilized commitments during the immediately preceding fiscal quarter. We must also pay customary letter of credit fees and agent fees.

If at any time the aggregate amount of outstanding loans, unreimbursed letter of credit drawings and undrawn letters of credit under the Existing ABL Facility, as amended, exceeds the lesser of (a) the commitment amount and (b) the borrowing base, we will be required to repay outstanding loans and/or cash collateralize letters of credit in an aggregate amount equal to such excess, with no reduction of the commitment amount.

We may voluntarily reduce the unused portion of the commitment amount and repay outstanding loans at any time. Prepayment of the loans may be made without premium or penalty other than customary “breakage” costs with respect to LIBOR loans.

All obligations under the Existing ABL Facility, as amended, are unconditionally guaranteed by substantially all of Torrid Intermediate LLC’s existing majority-owned domestic subsidiaries and will be required to be guaranteed by certain of Torrid Intermediate LLC’s future domestic majority-owned subsidiaries. All obligations under the Existing ABL Facility, as amended, and the guarantees of those obligations, will be secured, subject to certain exceptions, by substantially all of Torrid Intermediate LLC’s assets.

The Existing ABL Facility, as amended, requires us to maintain a fixed charge coverage ratio of at least 1.00 to 1.00 if we fail to maintain Specified Availability, as defined by the Existing ABL Facility, as amended, of at least the greater of 10% of the Loan Cap, as defined by the Existing ABL Facility, as amended, and $5.0 million. The Existing ABL Facility, as amended, contains a number of other covenants that, among other things and subject to certain exceptions, will restrict our ability and the ability of our subsidiaries to: incur additional indebtedness; pay dividends on our capital stock or redeem, repurchase or retire our capital stock or our other indebtedness; make investments, loans and acquisitions; engage in transactions with our affiliates; sell assets, including capital stock of our subsidiaries; alter the business we conduct; consolidate or merge; and incur liens. As of February 1, 2020 and January 30, 2021, we were compliant with our debt covenants under the Existing ABL Facility, as amended.

The Existing ABL Facility, as amended, specifically restricts dividends and distributions, aside from amounts to cover ordinary operating expenses and taxes, between our subsidiaries and to us. However, dividends and distributions are permitted at any time that either (1) availability under the Existing ABL Facility, as amended, is equal to or greater than 15% of the maximum borrowing amount on a pro forma basis and we are pro forma compliant with a 1.00 to 1.00 fixed charge coverage ratio or (2) availability under the Existing ABL Facility, as amended, is equal to or greater than 20% of the maximum borrowing amount on a pro forma basis. As of the end of fiscal years 2019 and 2020, the maximum restricted payments utilizing the Existing ABL Facility, as amended, that our subsidiaries could make from its net assets were $57.5 million and $55.0 million, respectively.

We consider the carrying amounts of the Existing ABL Facility, as amended, to approximate fair value because of the variable interest rate of this facility.

Availability under the Existing ABL Facility, as amended, at the end of fiscal year 2019 was $68.0 million, which reflects no borrowings. Availability under the Existing ABL Facility, as amended, at the end of fiscal year 2020 was $65.5 million, which reflects no borrowings. In March 2020, we borrowed $50.0 million from our Existing ABL Facility, as amended, as a precautionary measure to increase our cash position and preserve financial flexibility in light of current uncertainty resulting from COVID-19. In the second quarter of fiscal year 2020, we repaid the $50.0 million outstanding under the Existing ABL Facility, as amended. Standby letters of credit issued and outstanding were $2.0 million and $4.5 million as of February 1, 2020 and January 30, 2021, respectively. During the third quarter of fiscal year 2017, we incurred $0.5 million of financing costs for the Existing ABL Facility, as amended. These financing costs, together with the then unamortized financing costs of $0.2 million associated with the Original ABL Facility, further reduced in fiscal year 2019 by $0.1 million written off to account for the impact of our entry into the 1st Amendment, are amortized over the Existing ABL Facility’s five-year term and are reflected in prepaid expenses and other current assets and deposits and other noncurrent assets in our consolidated balance sheets. During fiscal years 2018, 2019 and 2020, we amortized financing costs of $0.1 million in each period. During fiscal years 2018, 2019 and 2020, interest payments were $0.5 million, $0.5 million and $0.6 million, respectively. We recognize amortization of financing costs and interest payments for the revolving credit facilities in interest expense in our consolidated statements of operations and comprehensive income.

Note 13. Income Taxes

Income Before Provision for Income Taxes

The domestic and foreign income before provision for income taxes during fiscal years 2018, 2019 and 2020 is as follows (in thousands):

	Fiscal Year Ended
	February 2, 2019	February 1, 2020	January 30, 2021
Domestic	$101,081	$57,348	$38,703
Foreign	1,673	3,354	(3,175)

Income before provision	$102,754	$60,702	$35,528

Provision for Income Taxes

The composition of the provision for income taxes during fiscal years 2018, 2019 and 2020 is as follows (in thousands):

	Fiscal Year Ended
	February 2, 2019	February 1, 2020	January 30, 2021
Current:
Federal	$9,479	$17,784	$9,528
State	3,162	4,472	2,559
Foreign	195	1,263	(37)

	$12,836	$23,519	$12,050

Deferred:
Federal	$2,925	$(4,008)	$(157)
State	276	(623)	(361)
Foreign	5	(55)	(541)

	3,206	(4,686)	(1,059)

Total income tax provision	$16,042	$18,833	$10,991

Significant components of our deferred tax assets and liabilities are as follows (in thousands):

	February 1, 2020	January 30, 2021
Deferred tax assets (liabilities):
Inventory	$1,520	$2,010
Loyalty reserve	3,104	3,169
Accrued bonus	2,681	2,110
Deferred rent	756	812
Deferred compensation	1,296	1,612
Lease liability	83,905	72,837
ROU assets	(73,665)	(62,216)
Intangible assets	(2,087)	(2,074)
Depreciation	(15,735)	(16,096)
Other	2,039	3,975

Total net deferred tax assets	$3,814	$6,139

A reconciliation of the provision for income taxes to the statutory tax rate is as follows:

	Fiscal Year Ended
	February 2, 2019	February 1, 2020	January 30, 2021
Statutory federal rate	21.0%	21.0%	21.0%
State and local taxes, net of federal benefit	2.4	4.6	5.5
Share-based compensation	(7.8)	4.2	4.6
Liability for uncertain tax positions	0.3	0.7	(1.2)
Information technology services charge	—	—	1.8
Other differences, net	(0.3)	0.5	(0.8)

Effective income tax rate	15.6%	31.0%	30.9%

The effective tax rates in fiscal years 2018, 2019 and 2020 reflect non-deductible and non-taxable fair market value adjustments to the share-based compensation expense, for which there is no associated income tax benefit or expense.

On December 22, 2017, the TCJA was enacted in the United States. As of the end of fiscal year 2018, we finalized the accounting for the income tax effects of the TCJA. The amount recorded includes the effects of new tax provisions related to certain types of non-deductible expenses, employment benefits, foreign incomes such as GILTI and FDII, as well as other domestic provisions that were effective starting in calendar year 2018. We made a determination on our accounting policy choice to treat taxes related to GILTI as a period cost.

As of the end of fiscal year 2020, we had accumulated undistributed earnings and profits of our foreign subsidiary of approximately $4.1 million. We continue to treat undistributed earnings of our foreign subsidiary as indefinitely reinvested according to our current operating plans and no deferred tax liability has been recorded for potential future taxes related to such earnings. Under the TCJA, any future dividends paid from our foreign subsidiary will not be subject to income tax in the United States, except for withholding taxes and state taxes, which are not material.

On March 27, 2020, December 27, 2020 and March 11, 2021 (subsequent to the end of fiscal year 2020), the CARES Act, CAA and ARPA, respectively, were signed into law and have resulted in significant changes to the U.S. federal corporate tax law as described in “Note 1—Basis of Presentation and Description of the Business.” We have considered the applicable CARES Act and CAA tax law changes in our tax provision for the year ended January 30, 2021, and continue to evaluate the impact of these and the ARPA tax law changes on future periods.

Uncertain Tax Positions

The amount of income taxes we pay is subject to ongoing audits by taxing authorities. Our estimate of the potential outcome of any uncertain tax issue is subject to our assessment of the relevant risks, facts and circumstances existing at the time. We believe that we have adequately provided for reasonably foreseeable outcomes related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, which may impact our effective tax rate. As of the end of fiscal year 2018, the total liability for income tax associated with unrecognized tax benefits, including interest and penalties, was $1.1 million ($0.9 million, net of federal benefit). As of the end of fiscal year 2019, the total liability for income tax associated with unrecognized tax benefits, including interest and penalties, was $1.7 million ($1.4 million, net of federal benefit). As of the end of fiscal year 2020, the total liability for income tax associated with unrecognized tax benefits, including interest and penalties, was $2.4 million ($2.0 million, net of federal benefit). Our effective tax rate will be affected by any portion of this liability we may recognize.

We believe that it is reasonably possible that $0.2 million ($0.2 million net of federal benefit) of our liability for unrecognized tax benefits, of which the associated interest and penalties are not material, may be recognized in the next 12 months due to the expiration of statutes of limitations.

The following table reconciles the amount recorded for the liability for income tax associated with unrecognized tax benefits as of the end of fiscal years 2018, 2019 and 2020 (in thousands):

	Fiscal Year Ended
	February 2, 2019	February 1, 2020	January 30, 2021
Unrecognized tax benefits at the beginning of the fiscal year	$672	$896	$1,308
Additions:
Tax positions related to the current period	296	424	1,455
Tax positions related to the prior period	(72)	(12)	(576)

Unrecognized tax benefits at the end of the fiscal year	$896	$1,308	$2,187

Our continuing practice is to recognize interest and penalties related to unrecognized tax benefits as a tax expense. In fiscal years 2018, 2019 and 2020, tax expense related to interest and penalties was $0.2 million, $0.3 million and $0.3 million, respectively.

We operate stores throughout the United States, Puerto Rico and Canada, and as a result, we file income tax returns in the United States federal jurisdiction and various state, local and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities. The federal statute of limitations period is three years and most states follow this limitations period with few exceptions. Consequently, tax years between 2017 and 2019 are open for examination.

IT Asset Purchase Agreement with Hot Topic

In connection with the IT Asset Purchase Agreement we entered into with Hot Topic on August 1, 2019, we generated a tax amortizable basis of the $29.5 million purchase price, amortizable over three years commencing in fiscal year 2019. We recorded the $26.0 million variance between the $3.5 million net book value and $29.5 million tax amortizable basis of the information technology assets in equity, net of $6.7 million deferred tax.

Note 14. Share-Based Compensation

Incentive Units

Beginning in fiscal year 2015 and through fiscal year 2020, our parent, Torrid Holding LLC, issued 13.7 million Class A, Class B, Class C, Class D, Class E, Class F, Class G, Class H and Class J Torrid incentive units in the aggregate, net of forfeitures, to certain members of our management.

The incentive units were valued utilizing a contingent claims analysis (“CCA”) methodology based on a Black-Scholes option pricing model (“OPM”). Under the OPM, each class of incentive units is modeled as a call option with a unique claim on the assets of our parent. The characteristics of each class of incentive units determine the uniqueness of the claim on the assets of our parent. The OPM used to value the incentive units incorporates various assumptions, including the time to liquidity event, equity volatility and risk-free interest rate of return. Equity volatility is based on the historical volatilities of comparable publicly traded companies for the time horizon equal to the time to the anticipated liquidity event; and the risk-free interest rate is for a term corresponding to the time to liquidity event. The assumptions underlying the valuation of the incentive units represent our best estimates, which involve inherent uncertainties and the application of our judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our non-cash share-based compensation expense could be materially different. Our non-cash share-based compensation expense could also be materially different if there are significant fluctuations in the Torrid Holding LLC equity value.

The following assumptions were used in the CCA methodology based on a Black-Scholes OPM to value the Torrid incentive units as of the end of each fiscal year:

	Fiscal Year Ended
	February 1, 2020	January 30, 2021
Time to liquidity event	0.5 years	0.5 years
Equity volatility	50.0%	85.0%
Risk-free interest rate of return	1.5%	0.1%

The most recent remeasurement of the fair value of the incentive units was performed as of the end of fiscal year 2020 and the fair value of these awards was determined to be $86.3 million in aggregate, net of forfeitures. Based on the fair value of the incentive units as of the end of fiscal year 2020, we had $3.2 million of unrecognized share-based compensation expense related to the unvested and unearned portion of the incentive units.

The incentive units vest over periods ranging from 2.7 to 5.0 years from the date of grant. The share-based compensation expense and associated capital contribution for these awards is recognized over the vesting period as the awards are earned. During fiscal year 2018, we recorded a reduction of $38.3 million to share-based compensation expense, primarily due to a decline in the Torrid Holding LLC equity value. During fiscal years 2019 and 2020, we recognized share-based compensation expense of $12.0 million and $7.8 million, respectively. We recognize the impact of share-based compensation in selling, general and administrative expenses in the consolidated statements of operations and comprehensive income.

As of February 1, 2020 and January 30, 2021, Torrid Holding LLC had 16.6 million and 13.7 million outstanding incentive units, respectively, and 3.5 million and 1.9 million of unvested incentive units, respectively, issued to our employees.

IPO Awards

We have entered into agreements with certain members of our management whereby if an IPO occurs during the employment of our Chief Executive Officer, Elizabeth Muñoz, (“CEO”) and certain other members of our management, they are entitled to one-time grants of restricted stock units or restricted stock shares (“IPO Awards”) in amounts equal to $3.5 million in the aggregate. With the exception of the CEO’s agreement, the IPO Award agreements will expire if an IPO does not occur prior to the second anniversary of each date of the individual IPO Award agreements. 50% of the IPO Awards will be fully vested on date of grant, and the remaining 50% will vest in equal installments on the first, second and third anniversaries of the date of an IPO. These members of our management must remain employed by us through each vesting date in order to vest in the applicable portions of their IPO Awards. Consequently, we will recognize $1.7 million of share-based compensation expense related to these IPO Awards upon the consummation of an IPO with the remainder recognized over the three-year vesting period.

Note 15. Lease Incentives and Other Noncurrent Liabilities

Lease incentives and other noncurrent liabilities consist of the following (in thousands):

	February 1, 2020	January 30, 2021
Noncurrent portion of lease incentives	$1,772	$1,426
Noncurrent income taxes payable	1,655	2,447

Lease incentives and other noncurrent liabilities	$3,427	$3,873

Note 16. Commitments and Contingencies

Operating Lease Agreements

We have entered into operating lease agreements for retail, distribution and office space; and vehicles and equipment, under primarily non-cancelable leases with terms ranging from approximately two to seventeen years. Please refer to “Note 9 – Leases” for further discussion regarding our leases.

Litigation

On November 8, 2017, holders purporting to represent approximately 37% of Hot Topic’s Notes (“Plaintiffs”) filed a lawsuit in New York state court against Hot Topic, Torrid, and certain other persons (“Defendants”). The lawsuit alleged, among other matters, that the May 2015 sale by Hot Topic of Torrid LLC violated the Notes indenture. The Plaintiffs sought to void and unwind the separation of Torrid LLC or, in the alternative, monetary damages in an unspecified amount. On December 26, 2017, Torrid Holding LLC entered into a settlement agreement that we were a party to, with the Plaintiffs. In the settlement agreement, Torrid

Holding LLC agreed to guarantee the timely payment of all obligations under the then $340 million outstanding balance of the Notes. In addition, Torrid Holding LLC agreed to use any net after-tax proceeds it may have received in connection with an IPO or other public or private sale of equity interests in us to redeem the Notes at the redemption prices specified in the indenture. Hot Topic redeemed all of its Notes during the second quarter of fiscal year 2019.

From time to time, we are involved in other matters of litigation that arise in the ordinary course of business. Though significant litigation or awards against us could seriously harm our business and financial results, we do not at this time expect these other matters of litigation to have a material adverse effect on our overall financial condition.

Indemnities, Commitments and Guarantees

On August 27, 2018, we entered into an assumption and assignment agreement (“Agreement”) with The Bon-Ton Department Stores, Inc. (“Assignor”) and other parties to the Assignor’s bankruptcy proceedings. Pursuant to the Agreement, on September 21, 2018, we assumed a real property lease for a distribution center located in West Jefferson, Ohio, and purchased approximately $12 million of property and equipment located within the leased property, from the Assignor.

On November 20, 2018, Hot Topic issued a notice of conditional partial redemption to redeem $75 million in aggregate principal amount of its Notes (“Notes Redemption”). The date for the Notes Redemption was December 20, 2018 (“Redemption Date”) and was conditioned upon Hot Topic receiving net proceeds from an investment by our parent, Torrid Holding LLC, in an amount no less than $75 million, on or prior to the Redemption Date. Our parent made a $77 million investment in Hot Topic on the Redemption Date and we funded $61.4 million of the investment through a capital distribution to our parent. Hot Topic redeemed all of its Notes during the second quarter of fiscal year 2019.

During the ordinary course of business, we have made certain other indemnities, commitments and guarantees under which we may be required to make payments in relation to certain transactions. These indemnities include those given to various lessors in connection with facility leases for certain claims arising from such facility or lease and indemnities to our board of directors and officers to the maximum extent permitted. Commitments include those given to various merchandise vendors and suppliers. From time to time, we have issued guarantees in the form of standby letters of credit as security for workers’ compensation claims. (Our letters of credit are discussed in more detail in “Note 12 – Debt Financing Arrangements”). The durations of these indemnities, commitments and guarantees vary. Some of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential future payments we could be obligated to make. We have not recorded any liability for these indemnities, commitments and guarantees in the accompanying consolidated financial statements as no demands have been made upon us to provide indemnification under such agreements and there are no claims that we are aware of that could have a material effect on our consolidated financial statements.

Note 17. Stockholder’s Deficit

Torrid Parent Inc. was formed on June 4, 2019. Torrid Parent Inc. is authorized to issue 1,000 shares of common stock at $0.01 par value. Torrid Parent Inc. had 1,000 shares of common stock issued and outstanding upon formation. Historical periods prior to the formation of Torrid Parent Inc. have been revised to reflect our current capital structure.

Note 18. Fair Value Measurements

We carry certain of our assets and liabilities at fair value in accordance with GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Valuation techniques used to measure fair value require us to maximize the use of observable inputs and minimize the use of unobservable inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs, other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for similar assets or liabilities in markets that are not active; or other inputs other than quoted prices that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities, including interest rates and yield curves, and market corroborated inputs.

Level 3: Unobservable inputs for the asset or liability that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. These are valued based on our estimates and assumptions that market participants would use in pricing the asset or liability.

Financial assets and liabilities measured at fair value on a recurring basis as of the end of fiscal year 2019 consisted of the following (in thousands):

	February 1, 2020	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Money market funds (cash equivalent)	$17,858	$17,858	$—	$—

Total assets	$17,858	$17,858	$—	$—

Liabilities:
Deferred compensation plan liability (noncurrent)	$5,215	$—	$5,215	$—

Total liabilities	$5,215	$—	$5,215	$—

Financial assets and liabilities measured at fair value on a recurring basis as of the end of fiscal year 2020 consisted of the following (in thousands):

	January 30, 2021	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Money market funds (cash equivalent)	$73,024	$73,024	$—	$—

Total assets	$73,024	$73,024	$—	$—

Liabilities:
Deferred compensation plan liability (noncurrent)	$6,531	$—	$6,531	$—

Total liabilities	$6,531	$—	$6,531	$—

The fair value of our money market funds is based on quoted prices in active markets. The deferred compensation plan liability represents the amount that would be earned by participants if the funds were invested in securities traded in active markets. The fair value of the deferred compensation plan liability is determined based on quoted prices of similar assets that are traded in observable markets, or represents the cash withheld by participants prior to any investment activity.

Note 19. Subsequent Events

Subsequent events were evaluated through April 9, 2021, which is the date these consolidated financial statements were available to be issued.

On March 11, 2021, Hot Topic entered into a consulting services agreement with our CFO. Please refer to “Note 11 – Related Party Transactions” for further discussion regarding the consulting services agreement.

On March 11, 2021, the ARPA was signed into law. Please refer to “Note 1—Basis of Presentation and Description of the Business” for further discussion regarding the ARPA.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT PARENT-COMPANY-ONLY CONDENSED BALANCE SHEETS

(in thousands)

	February 1, 2020	January 30, 2021
Assets
Investment in subsidiary	$(95,498)	$(63,168)

Total assets	$(95,498)	$(63,168)

Liabilities and stockholder’s deficit
Total liabilities	$—	$—

Stockholder’s deficit
Additional paid-in capital	2,535	10,326
Accumulated deficit	(98,023)	(73,486)
Accumulated other comprehensive loss	(10)	(8)

Total stockholder’s deficit	$(95,498)	$(63,168)

Total liabilities and stockholder’s deficit	$(95,498)	$(63,168)

The accompanying notes are an integral part of these condensed financial statements.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT PARENT-COMPANY-ONLY

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (in thousands)

	February 1, 2020	January 30, 2021
Net Sales	$—	$—
Cost of goods sold	—	—

Gross profit	—	—
Selling, general and administrative expenses	—	—

Income from operations	—	—
Related party interest expense	—	—

Loss before benefit for income taxes	—	—
Benefit for income taxes	—	—
Equity gain in subsidiary	41,869	24,537

Net income	$41,869	$24,537

Comprehensive income:
Net income	$41,869	$24,537

Other comprehensive loss:
Foreign currency translation adjustment	(29)	2

Total other comprehensive loss	(29)	2

Comprehensive income	$41,840	$24,539

The accompanying notes are an integral part of these condensed financial statements.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT PARENT-COMPANY-ONLY CONDENSED STATEMENTS OF CASH FLOWS

(in thousands)

	February 1, 2020	January 30, 2021
OPERATING ACTIVITIES
Net income	$41,869	$24,537
Adjustments to reconcile net income to net cash used in operating activities:
Equity gain in subsidiary	(41,869)	(24,537)
Changes in operating assets and liabilities:
Income taxes receivable	—	—
Related party promissory note interest payable	—	—

Net cash used in operating activities	—	—

FINANCING ACTIVITIES
Repayment of related party promissory note	—	—
Contribution from subsidiary	256,417	—
Distribution to subsidiary	—	—
Contribution from parent	—	—
Distribution to parent	(256,417)	—

Net cash provided by financing activities	—	—

(Decrease) increase in cash, cash equivalents and restricted cash	—	—
Cash, cash equivalents and restricted cash at beginning of period	—	—

Cash, cash equivalents and restricted cash at end of period	$—	$—

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES
Related party promissory note receivable in exchange for HT Intermediate Holdings Corp. preferred stock	$214,628	$—

The accompanying notes are an integral part of these condensed financial statements.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT PARENT-COMPANY-ONLY

NOTES TO CONDENSED FINANCIAL STATEMENTS

Note 1. Basis of Presentation

Torrid Parent Inc. is a Delaware corporation formed on June 4, 2019. Torrid Parent Inc. is a wholly owned subsidiary of Torrid Holding LLC, which is majority-owned by investment funds managed by Sycamore Partners Management, L.P. (“Sycamore”). Torrid Intermediate LLC, formerly known as Torrid Inc., is a Delaware limited liability company formed on June 18, 2019 and a wholly owned subsidiary of Torrid Parent Inc. Torrid LLC is a wholly owned subsidiary of Torrid Intermediate LLC.

The parent-company-only financial statements should be read in conjunction with the audited consolidated financial statements of Torrid Parent Inc. which are included elsewhere in this prospectus. For the periods prior to June 14, 2019, the parent-company-only financial statements are for Torrid Inc. (prior to its conversion to Torrid Intermediate LLC on June 18, 2019); and for the periods on and subsequent to June 14, 2019 (when Torrid Inc. became a wholly owned subsidiary of Torrid Parent Inc.), the parent-company-only financial statements are for Torrid Parent Inc. These parent-company-only financial statements exclude the operations of any of its directly owned subsidiaries, Torrid LLC and Torrid Intermediate LLC. For purposes of this condensed financial information, Torrid Inc.’s and Torrid Parent Inc.’s wholly-owned and majority-owned subsidiaries are recorded based upon their proportionate share of the subsidiaries’ net assets (similar to presenting them using the equity method). Torrid Inc.’s and Torrid Parent Inc.’s investment in subsidiaries is stated at cost plus contributions from parent and earnings or losses from subsidiaries.

Note 2. Guarantees and Restrictions

In May 2015, Torrid LLC entered into a credit agreement for a senior secured asset-based revolving credit facility (“Original ABL Facility”) of $50.0 million (subject to a borrowing base), with Bank of America, N.A. On October 23, 2017, Torrid LLC entered into an amended and restated credit agreement (“Existing ABL Facility”), which amended its Original ABL Facility. The Existing ABL Facility increased the aggregate commitments available under the Original ABL Facility from $50.0 million to $100.0 million (subject to a borrowing base); and increased Torrid LLC’s right to request additional commitments from up to $30.0 million to up to $30.0 million plus the aggregate principal amount of any permanent principal reductions it may take (subject to customary conditions precedent). On June 14, 2019, in conjunction with the Term Loan Credit Agreement, Torrid LLC entered into an amendment to the Existing ABL Facility (“1st Amendment”). The 1st Amendment decreased the aggregate commitments available under the Existing ABL Facility from $100.0 million to $70.0 million (subject to a borrowing base), permitted indebtedness incurred pursuant to the Term Loan Credit Agreement and made certain other modifications. On September 4, 2019, Torrid LLC entered into another amendment to the Existing ABL Facility (“2nd Amendment”). The 2nd Amendment permitted parent company financial statements to be used to satisfy reporting requirements and made certain other modifications. Certain of Torrid LLC’s domestic subsidiaries are co-borrowers with Torrid LLC under the Existing ABL Facility and the principal amount outstanding of the loans under the Existing ABL Facility are expected to be due and payable in full on October 23, 2022.

All obligations under the Existing ABL Facility are unconditionally guaranteed by substantially all of Torrid Intermediate LLC’s existing majority-owned domestic subsidiaries and will be required to be guaranteed by certain of Torrid Intermediate LLC’s future domestic majority-owned subsidiaries. All obligations under the Existing ABL Facility, and the guarantees of those obligations, will be secured, subject to certain exceptions, by substantially all of Torrid Intermediate LLC’s assets. The Existing ABL Facility contains a number of covenants that, among other things and subject to certain exceptions, will restrict Torrid Intermediate LLC’s ability and the ability of its subsidiaries to: incur additional indebtedness; pay dividends on Torrid Intermediate LLC’s capital stock or redeem, repurchase or retire Torrid Intermediate LLC’s capital stock or Torrid Intermediate LLC’s other indebtedness; make investments, loans and acquisitions; sell assets, including capital stock of Torrid Intermediate LLC’s subsidiaries; alter the business Torrid Intermediate LLC conducts; consolidate or merge; and incur liens. As of the end of fiscal year 2020, Torrid Intermediate LLC was compliant with its debt covenants under the Existing ABL Facility.

Through and including                 , 2021, (the 25th day after the date of this prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

             Shares

Torrid Holdings Inc.

Common Stock

Morgan Stanley	BofA Securities	Goldman Sachs & Co. LLC

PROSPECTUS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

SEC registration fee	$	*
FINRA filing fee	$	*
NYSE listing fee	$	*
Printing expenses	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Miscellaneous expenses	$	*

Total expenses	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law (“DGCL”) allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL (“Section 145”) provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred. Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our bylaws will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

We intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation, our bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

On February 20, 2020, Torrid Holdings Inc. issued 1,000 shares of common stock, par value $0.01 per share, to its parent company, Torrid Holding LLC, for $10.00 in exchange for ownership of 100% of the equity interests in Torrid Holdings Inc. The issuance of such common stock was exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), by virtue of the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transaction did not involve a public offering. No underwriters were involved in the issuance.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(b) Financial Statement Schedules

Schedule I—Condensed Financial Information of Registrant

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in City of Industry, California on                , 2021.

Torrid Holdings Inc.

By:
Name:	Elizabeth Muñoz
Title:	Chief Executive Officer

POWER OF ATTORNEY

Each officer and director of Torrid Holdings Inc. whose signature appears below constitutes and appoints Elizabeth Muñoz and George Wehlitz, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute any or all amendments including any post-effective amendments and supplements to this Registration Statement, and any additional Registration Statement filed pursuant to Rule 462, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

* * * *

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on the date indicated below:

Name	Title	Date

	Chief Executive Officer (principal executive officer)	, 2021
Elizabeth Muñoz

	Chief Financial Officer (principal financial officer and principal accounting officer)	, 2021
George Wehlitz

Dary Kopelioff	Director	, 2021

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1*	Form of Certificate of Incorporation of Torrid Holdings Inc., to be effective upon the completion of this offering.

3.2*	Form of Bylaws of Torrid Holdings Inc., to be effective upon the completion of this offering.

5.1*	Form of Opinion of Kirkland & Ellis LLP.

10.1*	Credit Agreement, dated June 14, 2019, among Torrid Inc., Cortland Capital Market Services LLC, as agent, KKR Credit Advisors (US) LLC, as structuring advisor, and the lenders party thereto.

10.2*	Amended and Restated Credit Agreement, dated October 23, 2017, between Torrid Inc. and Bank of America, N.A.

10.3*	Amendment No. 1 to the Amended and Restated Credit Agreement, dated June 14, 2019, between Torrid Inc. and Bank of America, N.A.

10.4*	Amendment No. 2 to the Amended and Restated Credit Agreement, dated September 4, 2019, between Torrid Inc. and Bank of America, N.A.

10.5*	Amendment No. 3 to the Amended and Restated Credit Agreement, dated September 17, 2020, between Torrid Inc. and Bank of America, N.A.

10.6*	Amended and Restated Services Agreement, dated March 21, 2019, between Torrid LLC and Hot Topic Inc.

10.7*	Amendment to Amended and Restated Services Agreement, dated August 1, 2019, between Torrid LLC and Hot Topic Inc.

10.8*	Services Agreement, dated August 1, 2019, between Torrid LLC and Hot Topic Inc.

10.9*	Form of Stockholders’ Agreement.

10.10*+	Form of Registration Rights Agreement.

10.11*+	Employment Agreement, dated December 13, 2019, by and between Torrid Holdings Inc. and Elizabeth Muñoz.

21.1*	List of subsidiaries of Torrid Holdings Inc.

23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm related to Torrid Holdings Inc.

23.2*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm related to Torrid Parent Inc.

23.3*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).

24.1*	Powers of Attorney (included on signature page).

*	To be filed by amendment.
+	Indicates a management contract or compensatory plan or arrangement.